SECURITIES AND EXCHANGE COMMISSION


02052704

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]


SEC MAIL PROCESSING
AUG 2 7 2002
WASH. D.C.
164
SECTION

Meota Resources Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Provident Acquisitions Inc.
Provident Energy Trust
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

CUSIP #: 74386K 10 4
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 26, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Letter to Shareholders
Take-Over Bid Circular, dated August 26, 2002
Notice of Guaranteed Delivery
Letter of Transmittal
Directors' Circular of Meota Resources Corp., dated August 26, 2002

Item 2 **Informational Legends**

See the Take-Over Bid Circular, dated August 26, 2002


PROVIDENT
ENERGY TRUST

August 26, 2002

Dear Shareholder of Meota Resources Corp.:

Enclosed you will find an offer to purchase (the "Offer") all of the outstanding common shares (the "Meota Shares") of Meota Resources Corp. made by Provident Acquisitions Inc. ("Provident"), an indirect wholly-owned subsidiary of Provident Energy Trust (the "Trust"). Shareholders depositing their Meota Shares under the Offer will, if such shares are taken up by Provident, receive at their election, any one of (a) Cdn. $4.60 in cash, subject to proration, (b) 0.415 trust units of the Trust, (c) 0.415 exchangeable shares of Provident, subject to proration, or (d) any combination of cash, trust units and exchangeable shares. Not more than $27,821,568 in cash, and not more than 6,000,000 exchangeable shares, will be paid in connection with the Offer. Meota shareholders who elect to receive the cash alternative may also elect to receive the balance of the purchase price paid to them in trust units or exchangeable shares if the cash amount payable to them is prorated.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on October 1, 2002. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66q% of the Meota Shares (calculated on a diluted basis).

Provident believes that the Offer reflects fair and full value for your Meota Shares. The board of directors of Meota has determined unanimously that the Offer is fair to the Meota shareholders, is in the best interests of Meota and the shareholders and recommends that Meota shareholders accept the Offer. Meota's financial advisors have concluded that the Offer is fair, from a financial point of view, to shareholders. Acceptance of the Offer will offer certain benefits to Meota shareholders, including an opportunity for holders of Meota Shares to participate in the business of the Trust through ownership of trust units or exchangeable shares.

The Trust has entered into lock-up agreements with each of the directors and senior officers of Meota who hold Meota Shares as well as the major shareholders of Meota who hold in the aggregate approximately 51% of the Meota Shares. Such shareholders have agreed to deposit all of their Meota Shares in acceptance of the Offer.

This letter is accompanied by the following documents:

(a) the Offer and Take-Over Bid Circular providing and incorporating information with respect to the Offer, the Trust and Meota;

(b) a Letter of Transmittal for your use in accepting the Offer; and

(c) a Notice of Guaranteed Delivery to be used if you cannot deliver your share certificate or certificates representing Meota Shares before 5:00 p.m. (Toronto time) on October 1, 2002.

You may accept the Offer by completing the Letter of Transmittal in accordance with its instructions. You must then deliver it, together with the share certificate or certificates representing your Meota Shares and all other documents required by the Letter of Transmittal, to one of the offices of Computershare Trust Company as specified in the Letter of Transmittal. Alternatively, you can request your stockbroker, investment dealer, bank, trust company or other nominee to effect the transaction for you. If you wish to accept the Offer, but the certificates representing your Meota Shares are not immediately available or you are unable to provide the required documents prior to the expiry of the Offer, you may accept the Offer by completing the Notice of Guarantee Delivery in accordance with its instructions.

It is important that you read the documents accompanying this letter as soon as possible. If you are in any doubt as to how to deal with the Offer, you should consult your stockbroker, investment dealer, bank manager, lawyer or other professional advisor.

We look forward to your acceptance of our Offer and to your participation as a trust unitholder in our future growth and success.

Yours truly,

(Signed) Thomas W. Buchanan
Chief Executive Officer

This document is important and requires your immediate attention. You are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor if you have any questions regarding this Offer. *No securities regulatory authority in Canada or the United States has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise. Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada, copies of which may be obtained upon request without charge from the Chief Executive Officer of Provident Energy Ltd. at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, (403-296-2233). For the purposes of the Province of Québec, this exchange take-over bid circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident Energy Ltd. at the above-mentioned address and telephone number.*

August 26, 2002

PROVIDENT ACQUISITIONS INC.

an indirect wholly-owned subsidiary of


PROVIDENT
ENERGY TRUST

OFFER TO PURCHASE
all of the outstanding Common Shares
of

MEOTA RESOURCES CORP.

at a price per share of
$4.60 (Cdn.) cash
or
0.415 Trust Units
or
0.415 Exchangeable Shares
or
a combination thereof

The offer (the "Offer") by Provident Acquisitions Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Provident Energy Trust (the "Trust"), to purchase all of the outstanding common shares (the "Meota Shares") of Meota Resources Corp. ("Meota") will be open for acceptance until 5:00 p.m. (Calgary time) on October 1, 2002 (the "Expiry Time"), unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% (calculated on a diluted basis) of the outstanding Meota Shares. This condition and the other conditions to the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

A holder of Meota Shares ("Meota Shareholder" or "Shareholder") may elect to receive any form of the purchase consideration or a combination thereof. The terms of the Offer limit the aggregate amount of cash payable to Shareholders to $27,821,568 (subject to adjustment as set forth herein) and limit the aggregate amount of Exchangeable Shares of the Offeror issuable to Shareholders to 6,000,000. See Section 1 of the Offer, "The Offer".

The Trust and Meota have entered into an Acquisition Agreement relating to the Offer. The Board of Directors of Meota has determined unanimously that the Offer is fair to the Shareholders and recommends that Shareholders ACCEPT the Offer.

The trust units of the Trust (the "Trust Units") are listed for trading on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange (the "AMEX"). The Meota Shares are listed for trading on the TSX. On August 12, 2002, the last full trading day prior to the announcement of the Offer, the closing price of the Trust Units and the Meota Shares on the TSX was $11.25 and $3.85, respectively, and the closing price of the Trust Units on the AMEX was U.S.$7.16.

Holders of Meota Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal and deposit it, together with certificates representing their Meota Shares and all other documents required by the Letter of Transmittal, at one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the Letter of Transmittal and on the last page of this document, in accordance with the transmittal instructions in the Letter of Transmittal. Alternatively, a holder of Meota Shares who wishes to deposit such Meota Shares and whose certificates for such Meota Shares are not immediately available may deposit certificates representing such Meota Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal, the Notice of Guaranteed Delivery and on the last page of this document.

Persons whose Meota Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meota Shares to the Offer.

The Dealer Managers for the Offer are:

SCOTIA CAPITAL INC. **NATIONAL BANK FINANCIAL INC.**

Meota Shareholders who are not resident in Canada for the purposes of the *Income Tax Act* (Canada) will not be entitled to receive Exchangeable Shares in connection with the Offer. Holders of Exchangeable Shares will be entitled to exchange their Exchangeable Shares at any time for Trust Units at the exchange ratio described herein. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2004. **In the event that less than 10% of the Exchangeable Shares issued under the Offer remain outstanding, the Offeror has the option to redeem the Exchangeable Shares prior to January 15, 2004.** The Exchangeable Shares are designed to provide an opportunity for Canadian Meota Shareholders to achieve a Canadian tax deferral in certain circumstances.

One Exchangeable Share is exchangeable for one Trust Unit, subject to certain adjustments. On each date that a distribution is paid in respect of the Trust Units (a "Distribution Date"), the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased by that number of Trust Units which have a fair market value on that Distribution Date (determined based on the weighted average trading price of the Trust Units on the TSX on that date and the two preceding trading days) equal to the amount of that distribution.

The Trust is a reporting issuer in all provinces of Canada. The Offeror is not currently a reporting issuer in any jurisdiction and is not subject to the informational reporting requirements under the securities laws of any jurisdiction. The Offeror will become subject to those reporting requirements in certain Canadian jurisdictions as a result of filing this Offer and Circular in those jurisdictions. The Offeror has applied for, and expects to receive, exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for the Offeror), the Offeror intends to provide holders of Exchangeable Shares with the documents filed by the Trust pursuant to the informational reporting requirements to which the Trust is subject under applicable Canadian securities laws.

NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

THE TRUST UNITS OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

***This Offer is made for the securities of a Canadian corporation. The Offer is subject to Canadian disclosure* requirements that are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of United States companies.**

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, as the Offeror and the Trust are located in Canada, and all of the officers and directors of the Offeror are residents of Canada. You may not be able to sue the Offeror, the Trust or the officers or directors of the Offeror in a court outside the United States for violations of U.S. securities laws. It may be difficult to compel the Offeror, the Trust and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the acquisition of Trust Units may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States may not be described fully in this document. You are advised to consult your tax advisors to determine the particular tax consequences to you of acquiring the Trust Units and the election to be made under the Offer.

The Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and will be "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act to the same extent and proportion that the Meota Shares that you exchange under the Offer are restricted securities. Restricted securities may not be offered or sold in the United States or to U.S persons (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to: (i) an effective registration statement under the U.S. Securities Act; or (ii) an exemption from the registration requirements of the U.S. Securities Act. If you are a resident of the United States, you are urged to consult with your legal advisors to determine the extent of all applicable resale restrictions.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the United States securities laws. All statements in this document other than statements of historical fact, and which address activities, events or developments that are expected or anticipated to occur in the future, are forward-looking statements. Forward-looking statements are typically identified by words such as "believes," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues," or similar words suggesting future outcomes or outlooks. Forward-looking statements are based on the current intent, expectations and beliefs of management of each of the Trust, Provident Energy Ltd. ("Provident"), the Offeror and Meota, as applicable, as well as assumptions made by and information currently available to the respective managements of the Trust, Provident, the Offeror and Meota. Forward-looking statements are not guarantees of future performance, and actual results could differ materially from those contemplated by the forward-looking statements, so you should not place undue reliance on forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the control of the Trust, Provident and the Offeror, including: the impact of general economic conditions in Canada; industry conditions, including fluctuations in the price of oil and gas; royalties payable in respect of oil and gas production and governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; and the need to obtain required approvals from regulatory authorities. The Trust's, Provident's and the Offeror's actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Trust, Provident and the Offeror will derive from them. Neither the Trust, Provident nor the Offeror undertakes any obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On August 23, 2002, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6428.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Meota Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Meota Shares in such jurisdiction.

TABLE OF CONTENTS

SUMMARY

The following is a summary of certain provisions of the Offer and Circular, including the appendices hereto, the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by reference to those documents.. Shareholders are urged to read the Offer and Circular in their entirety. Certain terms used in this Summary are defined under "Definitions" in this Offer and Circular. The information concerning Meota contained herein has been taken from or is based upon publicly available documents or records on file with securities authorities and other public sources and information provided to the Offeror and the Trust by Meota.

The Offer

Provident Acquisitions Inc. is offering, upon the terms of the Offer, to purchase all of the issued and outstanding Meota Shares. The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) on October 1, 2002 unless withdrawn or extended by the Offeror.

The Offer is made only for the Meota Shares, including Meota Shares which may become outstanding on the exercise of options to purchase Meota Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such securities in order to obtain a certificate representing Meota Shares and deposit the Meota Shares in accordance with the Offer.

The obligation of the Offeror to take up and pay for the Meota Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Basis of the Offer

The basis of the Offer is, at the election of the Shareholder, $4.60 in cash per Meota Share, 0.415 Trust Units per Meota Share, 0.415 Exchangeable Shares per Meota Share or a combination thereof. A holder of Meota Shares may elect to receive any form of the purchase consideration, or a combination thereof, subject to pro-rating pursuant to the Offer. Meota Shareholders who are not resident in Canada for the purposes of the Tax Act will not be entitled to receive Exchangeable Shares pursuant to the Offer. The aggregate amount of cash payable under the Offer is limited to $27,821,568 (plus an additional cash amount equal to $0.50 for each Meota Share issued upon exercise of an option prior to the Take-Up Date) and the aggregate number of Exchangeable Shares issuable under the Offer is limited to 6,000,000.

The actual consideration to be received by a Meota Shareholder for Meota Shares deposited under the Offer will be determined in accordance with the following:

(a) the aggregate amount of cash that the Offeror will be required to pay for Meota Shares acquired pursuant to the Offer on any date when the Offeror takes up Meota Shares shall not exceed the maximum cash consideration for such date;

(b) the aggregate number of Exchangeable Shares that the Offeror will be required to issue for Meota Shares acquired pursuant to the Offer on any date when the Offeror takes up Meota Shares shall not exceed the maximum number of Exchangeable Shares available for issuance for such date;

(c) if, at any date on which the Offeror takes up Meota Shares, the aggregate amount of cash that would otherwise be payable, on the basis of $4.60 for one Meota Share, to Meota Shareholders who elected to receive cash in respect of their Meota Shares to be taken up on such date:

(i) exceeds the maximum cash consideration available for such date, then the amount of the purchase consideration that will be paid in cash per Meota Share to each such Meota Shareholder who has elected to receive cash shall be calculated by dividing the maximum cash consideration available for such date by the aggregate number of Meota Shares that are being taken up on such date and in respect of which the holder thereof has elected to receive cash and each such Meota Shareholder:

(A) who elected to receive cash and also elected, or is deemed to have elected, Trust Units, shall receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Trust Units on the basis of 0.415 Trust Units for one Meota Share; or

(B) who elected to receive cash and also elected to receive Exchangeable Shares, shall receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Exchangeable Shares on the basis of 0.415 Exchangeable Shares for one Meota Share, subject to proration in accordance with paragraph (d) below; or

(ii) equals or does not exceed the maximum cash consideration available for such date, then the entire amount of the purchase consideration that will be paid to each such Meota Shareholder who has elected to receive cash will be paid in cash on the basis of $4.60 for one Meota Share;

(d) if, at any date on which the Offeror takes up Meota Shares, the aggregate number of Exchangeable Shares that would otherwise be issuable on the basis of 0.415 Exchangeable Shares for one Meota Share, to Meota Shareholders who either elected to receive Exchangeable Shares or elected to receive both cash and Exchangeable Shares as set forth in paragraph (c)(i)(B) above, in respect of their Meota Shares, as applicable, to be taken up on such date:

(i) exceeds the maximum Exchangeable Shares available for issuance on such date, then the amount of the purchase consideration that will be paid in Exchangeable Shares per Meota Share to each such Meota Shareholder who has either elected to receive Exchangeable Shares or elected to receive both cash and Exchangeable Shares shall be calculated by dividing the maximum Exchangeable Shares by the aggregate number of Meota Shares that are being taken up on such date and in respect of which the holder thereof has either elected to receive Exchangeable Shares or elected both cash and Exchangeable Shares, and each such Meota Shareholder who either elected Exchangeable Shares or elected both cash and Exchangeable Shares shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Trust Units on the basis of 0.415 Trust Units for one Meota Share; or

(ii) equals or does not exceed the maximum Exchangeable Shares available for issuance for such date, then the entire amount of the purchase consideration that will be paid in Exchangeable Shares per Meota Share to each such Meota Shareholder who has either elected Exchangeable Shares or has elected both cash and Exchangeable Shares will be paid by the issuance of Exchangeable Shares on the basis of 0.415 Exchangeable Shares for one Meota Share.

A holder of Meota Shares who does not properly indicate an election or elections with respect to all of such holder's Meota Shares tendered under the Offer will be deemed to have elected to receive solely Trust Units for those Meota Shares tendered for which a proper election has not been made. A Meota Shareholder who properly indicates a choice of the cash alternative but does not properly indicate a further choice of either the Trust Unit balance alternative or the Exchangeable Share balance alternative in the Letter of Transmittal will be deemed to have further elected the Trust Unit balance alternative for any Meota Shares deposited under the Offer and for which such Meota Shareholder is not receiving cash as a result of pro-rating pursuant to the Offer.

In the event that the first Take-Up Date occurs after the record date for the Trust's distribution to Unitholders to be paid on November 15, 2002, the cash consideration, Trust Units or Exchangeable Shares payable under the Offer shall be adjusted upward by the proportion that such declared distribution of the Trust payable in November bears to $11.08. The Exchangeable Shares issuable pursuant to the foregoing adjustment shall be subject to the limit on the number of Exchangeable Shares issuable. The cash payable pursuant to the foregoing adjustment shall not be subject to the limit on the amount of cash payable.

No fractional Trust Units or Exchangeable Shares will be issued. Any registered Meota Shareholder who would otherwise be entitled to receive a fractional Trust Unit or Exchangeable Share will be entitled to receive a cash payment equal to such fractional Trust Unit or Exchangeable Share based on a price of $11.08.

See Section 1 of the Offer, "The Offer".

Recommendations of the Board of Directors of Meota

The Board of Directors of Meota has determined unanimously that the Offer is fair to the Shareholders, is in the best interests of Meota and the Shareholders and recommends that the Shareholders accept the Offer. Yorkton Securities Inc. and FirstEnergy Capital Corp. acted as financial advisors to Meota, and Yorkton Securities Inc. has concluded, in its opinion dated August 12, 2002, that the Offer as detailed in the Acquisition Agreement is fair, from a financial point of view, to the Shareholders.

Acquisition Agreement and Lock-up Agreements

On August 12, 2002, the Trust and Meota entered into the Acquisition Agreement relating to the Offer. The Acquisition Agreement contains, among other things, covenants of the Trust relating to the making of the Offer itself, through the Trust's wholly-owned subsidiary, Provident or through one or more wholly-owned subsidiaries of the Trust or Provident, covenants of Meota relating to steps to be taken to support the Offer, covenants of Meota and the Trust relating to their conduct pending completion of the Offer, covenants of Meota not to solicit any other offers, representations and warranties of Meota and the Trust, and provisions relating to the payment of a fee to the Trust in certain circumstances. See "Acquisition Agreement" in the Circular.

The Trust has also entered into Lock-up Agreements with the Locked-up Shareholders, who own an aggregate of 28,380,730 Meota Shares as well as options to purchase Meota Shares, pursuant to which the Locked-up Shareholders have agreed to deposit their Meota Shares (including any Meota Shares acquired upon exercise of such options) pursuant to the Offer and to not withdraw such Shares from the Offer except in certain circumstances. The 28,380,730 Meota Shares represent approximately 51% of the total number of outstanding Meota Shares. See "Lock-up Agreements" in the Circular.

Provident Energy Trust

The Trust is an open-end unincorporated investment trust established to acquire and hold interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on royalties and interest payments and principal repayments on notes issued to the Trust from time to time by Provident or any subsidiary of the Trust or Provident. Distributable cash generated by the royalties, interest and principal repayments is distributed monthly to Trust Unitholders.

Provident Energy Ltd.

Provident is a wholly-owned subsidiary of the Trust engaged in the management and administration of operating activities associated with the oil and gas properties of the Trust and Provident.

Provident Acquisitions Inc.

The Offeror is a wholly-owned subsidiary of Provident incorporated for the purposes of making the Offer and issuing the Exchangeable Shares. The Offeror had no business of any kind prior to making the Offer.

Meota Resources Corp.

Meota is an Alberta-based corporation involved in the exploration, development, production and marketing of petroleum and natural gas in western Canada.

Background to the Offer

In July 2002, Provident reviewed and analyzed the public information available in respect of Meota and determined that a business combination would be attractive for both parties. Based on the work performed, Provident approached Meota with respect to the possibility of an acquisition. On July 26, 2002, Provident and Meota entered into a confidentiality agreement following which Provident was provided with access to confidential non-public data of Meota. Provident conducted a review of confidential non-public data of Meota with a view to making a proposal to acquire Meota pursuant to a negotiated transaction. In addition, Meota was provided with access to confidential non-public data of Provident and the Trust.

On August 9, 2002, Provident made a proposal, subject to conditions, to Meota which gave rise to negotiations. On August 9, 2002, Provident also provided Meota with a draft of the acquisition agreement and the tender agreement for certain securityholders of Meota. Negotiations on the terms of the acquisition proposal and the acquisition and tender agreements continued through to August 12, 2002. The Acquisition Agreement and the Lock-up Agreements were finalized and signed late on August 12, 2002 and the transaction was announced early in the morning on August 13, 2002.

Reasons for the Offer

Meota's assets provide an excellent complementary fit to Provident's existing asset base and will give Provident significant additional low risk development potential. Provident believes that the acquisition of Meota is accretive to cash flow and distributable cash flow per Trust Unit. The acquisition will also increase Provident's exposure to natural gas. Provident further believes that the combination of Provident and Meota will result in a larger and stronger entity with a larger market capitalization, production, reserve and undeveloped land base which will provide Provident with access to a much broader range of future opportunities and the financial capacity to compete more effectively in the oil and gas industry in western Canada.

The Offer provides a number of benefits to Shareholders resulting from the combination of Meota and Provident including:

1. An opportunity to participate in an established, well-managed, financially strong investment trust with a diversified asset and production base in western Canada, and an opportunity to participate in the monthly cash distributions of the Trust;

2. Exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Meota and Provident;

3. A 31% premium to the 20 trading day weighted average trading price of $3.50 for the Meota Shares prior to the announcement of the Offer;

4. The opportunity for enhanced liquidity as the Trust has, and the combined entity will have, a significantly larger market capitalization than Meota alone; and

5. An opportunity for Shareholders to elect whether to receive Trust Units, Exchangeable Shares or cash, subject to the limitations under the Offer.

Selected Pro Forma Operational Information

The following table sets out certain operating information for the Trust (including, on a pro forma basis, the operations in respect of Richland Petroleum Corporation and the Acquired Properties) and Meota, as well as pro forma operating information for the Trust after giving effect to the acquisition by the Offeror of all of the outstanding Meota Shares pursuant to the Offer.

	The Trust[1]	Acquired Properties	Meota	Pro Forma Combined[2]
Average Daily Production				
(before royalties, for the six months ended June 30, 2002)				
Crude oil and NGLs (bbls/d)	10,921	756	3,609	15,286
Natural gas (mcf/d)	44,594	6,329	44,926	95,849
Oil equivalent (boe/d)	18,353	1,811	11,097	31,261
Proven Reserves				
(before royalties, as at January 1, 2002)				
Crude oil and NGLs (mbbls)	22,628	2,490	10,388	35,506
Natural gas (mmcf)	86,573	35,195	96,984	218,752
Oil equivalent (mboe)	37,057	8,356	26,552	71,965
Established Reserves: Total Proven and Risked Probable Reserves[3]				
(before royalties, as at January 1, 2002)				
Crude oil and NGLs (mbbls)	28,016	2,860	12,220	43,096
Natural gas (mmcf)	106,014	39,998	106,548	252,560
Oil equivalent (mboe)	45,685	9,526	29,978	85,189

Notes:

(1) The average daily production volumes for Richland Petroleum Corporation have been included with the Trust.

(2) Reserves of Richland Petroleum Corporation have been included with the Trust.

(3) Probable Reserves for the escalating case scenario have been reduced by 50% for risk.

Selected Pro Forma Financial Information

The following tables set out certain financial information for the Trust and Meota, as well as pro forma financial information for the Trust after giving effect to the acquisition by the Offeror of all of the outstanding Meota Shares pursuant to the Offer. The pro forma information should be read in conjunction with the unaudited pro forma financial statements of the Trust set forth in Appendix "A" to this Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the acquisition actually occurred as contemplated by the notes to the pro forma consolidated financial statements.

The information presented below and in Appendix "A" assumes that a total of 55,643,000 Meota Shares are exchanged for an aggregate of 20,582,000 Trust Units and/or Exchangeable Shares and $27.8 million in cash in accordance with the Offer.

	For the Year Ended December 31, 2001		
	The Trust(1)	Meota	Pro Forma Consolidated(2)(4)
	(pro forma unaudited)	(audited)	(unaudited)
		(stated in thousands of dollars, except per Trust Unit amounts)	
Revenue	254,857	107,653	362,510
Cash flow from operations(3)	116,033	57,035	168,815
Net income (loss)	(46,113)	22,347	(48,853)
Trust Units outstanding – basic (thousands as at December 31, 2001)(4)(5)	33,031		53,613

Notes:

(1) The pro forma financial information of the Trust incorporates the results of the Trust from March 6, 2001 to December 31, 2001, the pro forma adjusted results of Founders Energy Ltd. from January 1, 2001 to March 5, 2001, the pro forma adjusted results of Maxx Petroleum Ltd. from January 1, 2001 to May 25, 2001 and the pro forma adjusted results of Richland Petroleum Corporation and the Acquired Properties for the year ended December 31, 2001.

(2) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(3) Cash flow from operations is before changes in non-cash working capital.

(4) The pro forma Trust Units outstanding assumes the issuance of 752,000 Trust Units associated with the Trust's April 2002 financing were directly related to the Acquired Properties with the remainder of the purchase financed by the concurrent issue of $64.4 million of principal amount of convertible unsecured subordinated debentures.

(5) The pro forma consolidated Trust Units outstanding at December 31, 2001 includes the balance of any Exchangeable Shares issued pursuant to the Offer.

	For the Six Months Ended June 30, 2002		
	The Trust[1]	Meota[2]	Pro Forma Consolidated[3]
	(pro forma unaudited)	(audited)	(unaudited)
	(stated in thousands of dollars, except per Trust Unit share amounts)		
Revenue	87,637	48,469	136,106
Net income (loss)	1,786	5,236	(7,365)
Cash flow from operations[4]	42,400	22,701	63,295
Total assets	494,653	198,788	997,455
Debt and working capital	98,320	68,601	208,702
Equity	281,210	104,904	509,347
Trust Units outstanding – basic[5] (thousands as at June 30, 2002)	36,704		57,286

Notes:

(1) The pro forma financial information of the Trust incorporates the results of the Trust from January 1, 2002 to June 30, 2002, the pro forma adjusted results of Richland Petroleum Corporation from January 1, 2002 to January 16, 2002 and the pro forma adjusted results of the Acquired Properties from January 1, 2002 to March 31, 2002. See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments.

(2) The Meota financial information was obtained from Meota's unaudited financial statements for the six months ended June 30, 2002.

(3) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(4) Cash flow from operations is before changes in non-cash working capital.

(5) The pro forma consolidated Trust Units outstanding at June 30, 2002 includes the balance of any Exchangeable Shares issued pursuant to the Offer.

Attributes of the Exchangeable Shares

Holders of Exchangeable Shares will be entitled to exchange their Exchangeable Shares at any time for Trust Units at the exchange ratio described herein. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2004, subject to extension at the option of the Offeror. **In the event that less than 10% of the Exchangeable Shares issued under the Offer remain outstanding, the Offeror has the option to redeem the Exchangeable Shares prior to January 15, 2004. See "Attributes of the Exchangeable Shares" in the Circular.**

One Exchangeable Share is exchangeable for one Trust Unit, subject to certain adjustments in respect of distributions paid on the Trust Units. See "Attributes of the Exchangeable Shares" in the Circular.

The Exchangeable Shares are not and will not be listed for trading on any stock exchange.

Time for Acceptance

The Offer is open for acceptance until the Expiry Time, or such other date and time as may be fixed by the Offeror pursuant to the Offer unless withdrawn or extended at the Offeror's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate or certificates representing their Meota Shares, together with a properly completed Letter of Transmittal, at one of the offices of the Depositary specified in the Letter of Transmittal, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies the Offer and Circular. Shareholders whose Meota Shares are registered in the name of a nominee should contact their investment dealer, broker, bank, trust company or other nominee for assistance in depositing their Meota Shares.

If a Meota Shareholder wishes to accept the Offer and the certificates representing the Meota Shares are not immediately available, or such person cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, Meota Shares represented by such certificates may nevertheless be deposited in compliance with the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery which accompanies the Offer and Circular. See Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Meota Shares deposited under the Offer if any of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived prior to the Expiry Time.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time the Offeror first takes up Meota Shares under the Offer at least 66 2/3% of the outstanding Meota Shares (calculated on a diluted basis). For a complete description of the conditions to the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Meota Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived, the Offeror will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for the Meota Shares validly deposited under the Offer and not withdrawn as soon as possible and in any event within three business days after the Expiry Date. Any Meota Shares deposited under the Offer after the first date on which Meota Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, "Payment for Deposited Meota Shares".

Acquisition of Meota Shares Not Deposited

If the Offeror takes up and pays for not less than 90% of the Meota Shares subject to the Offer, the Offeror intends, to the extent possible, to avail itself of the compulsory acquisition provisions of the CBCA. If the Offer is completed in circumstances where the statutory rights of compulsory acquisition are not available for any reason, the Offeror intends to consider other means of acquiring, directly or indirectly, all the Meota Shares in accordance with applicable law, including by way of arrangement, amalgamation, merger or other combination of Meota with the Offeror, Provident or one or more of its affiliates. See "Acquisition of Meota Shares Not Deposited" in the Circular.

Stock Exchange Listings of Trust Units and Meota Shares

The Trust Units are listed and posted for trading on the TSX under the symbol "PVE.UN" and on the AMEX under the symbol "PVX". The Meota Shares are listed and posted for trading on the TSX under the symbol "MRZ". The Exchangeable Shares are not and will not be listed for trading on any stock exchange.

Market Price of Trust Units and Meota Shares

On August 12, 2002, the last day on which the Trust Units and the Meota Shares traded prior to the public announcement by the Trust of its intention to make the Offer, the closing price of the Trust Units and the Meota Shares on the TSX was $11.25 and $3.85, respectively, and the closing price of the Trust Units on the AMEX was U.S.$7.16.

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" in the Circular, which qualifies the information set forth below.

For Canadian federal income tax purposes, a Meota Shareholder who, for purposes of the Tax Act, is resident in Canada, holds Meota Shares as capital property and receives Trust Units and/or cash, but no Exchangeable Shares, under the Offer, generally will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the cash and the Trust Units received by such holder in exchange for that holder's Meota Shares, net of any reasonable costs incurred by the Meota Shareholder in connection with the exchange, is greater (or less) than the adjusted cost base to such holder of the Meota Shares so exchanged. A Meota Shareholder who is an Eligible Holder and who exchanges Meota Shares for consideration that includes Exchangeable Shares will be permitted to elect jointly with the Offeror, in prescribed form pursuant to section 85 of the Tax Act, to obtain a full or partial tax-deferred "rollover" in respect of such exchange.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read the Circular and consult their own tax advisors to determine the particular tax consequences to them of a sale of Meota Shares pursuant to the Offer or a disposition of Meota Shares pursuant to a compulsory acquisition or any subsequent acquisition transaction.

Financial Advisor and Dealer Managers

Scotia Capital Inc. has been retained to act as financial advisor to the Trust in connection with the Offer. Scotia Capital Inc. and National Bank Financial Inc. have been retained to act as dealer managers to assist the Offeror in connection with the Offer and to solicit acceptances of the Offer. See "Financial Advisor and Dealer Managers" in the Circular.

Depositary

Computershare Trust Company of Canada has been engaged as Depositary for the receipt of certificates in respect of Meota Shares and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Meota Shares directly with the Depositary or who uses the services of the Dealer Managers or any member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Dealer Managers, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Meota Shares with the Depositary.

DEFINITIONS

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquired Properties**" means the oil and gas properties located in southeast Alberta acquired by the Trust on May 1, 2002 from a U.S. based exploration and production company pursuant to an agreement of purchase and sale dated March 25, 2002;

"**Acquisition Agreement**" means the acquisition agreement between the Trust and Meota dated August 12, 2002;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided herein;

"**Ancillary Rights**" means the optional Exchange Rights and the automatic exchange right that is exercised in the event of a Provident Liquidation Event;

"**AMEX**" means the American Stock Exchange;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided herein;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**Circular**" means the circular accompanying the Offer;

"**compulsory acquisition**" has the meaning ascribed thereto under "Acquisition of Meota Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**CVMQ**" means the Commission des valeurs mobilières du Québec;

"**Dealer Managers**" means Scotia Capital Inc. and National Bank Financial Inc.;

"**Deemed Unit Price**" means the volume weighted average trading price of Trust Units on the TSX over the 10 trading days immediately preceding the date of determination; provided that if such 10 trading days includes any of the three trading days immediately following the date of the public announcement of the Offer, such days shall be excluded from the calculation of the volume weighted average trading price but in no event shall the number of trading days in such determination be less than 10;

"**Depositary**" means Computershare Trust Company of Canada;

"**diluted basis**" means, with respect to the number of outstanding Meota Shares at any time, such number of outstanding Meota Shares calculated assuming that all options and other rights to purchase Meota Shares are exercised;

"**Eligible Holder**" means a Meota Shareholder: (i) who is a resident of Canada for purposes of the Tax Act, other than any such holder who is exempt from tax under the Tax Act; or (ii) which is a partnership that owns Meota Shares if one or more of its members would be an Eligible Holder if such member held such shares directly;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a trust company in Canada or a member firm of the TSX, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be increased on each date a distribution is paid by the Trust between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the product of the then current Exchange Ratio and the amount of the distribution, expressed as an amount per Trust Unit, paid on that date, and having as its denominator the weighted average trading price of Trust Units on the TSX on that date and the two preceding trading days;

"**Exchange Rights**" means the optional exchange right granted to the Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust or Provident to exchange or purchase or cause the Offeror to exchange or purchase Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust or Provident electing not to exercise such Call Right;

"**Exchangeable Shares**" means shares of the Offeror having the attributes set forth under "Attributes of the Exchangeable Shares" in the Offer;

"**Exchangeable Shares Transfer Agent**" means Computershare Trust Company of Canada, or any successor thereto that is appointed by the Offeror to act as transfer agent and registrar for the Exchangeable Shares;

"**Exempt Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans as defined in the Tax Act;

"**Expiry Date**" means October 1, 2002 or such other date or dates as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation";

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date, or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**going private transaction**" has the meaning ascribed thereto in OSC Rule 61-501;

"**Initial Take-Up Date**" means the first date that the Offeror takes up or acquires Meota Shares pursuant to the Offer;

"**Insolvency Event**" means the institution by the Offeror of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Offeror to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Offeror to contest in good faith any such proceedings commenced in respect of the Offeror within 15 days of becoming aware thereof, or the consent by the Offeror to the filing of any such petition or to the appointment of a receiver, or the making by the Offeror of a general assignment for the benefit of creditors, or the admission in writing by the Offeror of its inability to pay its debts generally as they become due, or the Offeror not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the Exchangeable Share provisions;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular required to be executed by Meota Shareholders depositing Meota Shares under the Offer;

"**Liquidation Call Right**" means the overriding right of the Trust, Provident or a subsidiary of either the Trust or Provident in the event of a proposed liquidation, dissolution or winding-up of the Offeror, to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) from the holders thereof on the effective date of any such liquidation, dissolution or winding-up in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

"**Lock-up Agreements**" means the lock-up agreements between the Trust and certain shareholders of Meota, as described in the Circular under "Lock-Up Agreements";

"**Locked-up Shareholders**" means the shareholders of Meota who have entered into the Lock-up Agreements;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the Trust or Meota which is materially adverse to the business of that party, but "Material Adverse Change" shall not include a change resulting from: (i) a matter of which the other party has been specifically advised of in writing as of the date of the Acquisition Agreement; (ii) a change directly resulting from an action taken by one party to which the other party consented to in writing; (iii) conditions affecting the oil and gas industry in the jurisdictions in which the Trust or Meota holds its assets, taken as a whole including, without limitation, changes in commodity prices or taxes; or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

"**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of the Trust, Provident or Meota, as applicable, but "Material Adverse Effect" shall not include an effect resulting from: (i) a matter of which the other party has been specifically advised of in writing as of the date of the Acquisition Agreement; (ii) an effect directly resulting from an action taken by one party to which the other party consented to in writing; (iii) conditions affecting the oil and gas industry in the jurisdictions in which the Trust or Meota holds its assets, taken as a whole including, without limitation, changes in commodity prices or taxes; or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

"**Meota**" means Meota Resources Corp., a corporation incorporated under the CBCA;

"**Meota Shareholders**" or "**Shareholders**" means the holders of Meota Shares;

"**Meota Shares**" means the common shares in the capital of Meota, as constituted on the date hereof;

"**Minimum Acceptance Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the issued and outstanding Meota Shares made hereby by the Offeror to Meota Shareholders;

"**Offer Period**" means the period commencing on August 26, 2002 and ending at the Expiry Time;

"**Offeror**" means Provident Acquisitions Inc., a corporation incorporated under the ABCA for the purposes of making the Offer and issuing the Exchangeable Shares;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means Rule 61-501 of the OSC;

"**person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Provident**" means Provident Energy Ltd., a corporation amalgamated under the ABCA, and includes, where applicable, its subsidiaries;

"**Provident Liquidation Event**" means: (i) any determination by the board of directors of Provident to institute voluntary liquidation, dissolution or winding-up proceedings (not including a reorganization under applicable bankruptcy laws) with respect to the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding-up its affairs; or (ii) receipt by the Trust of notice of, or the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up (not including a reorganization under applicable bankruptcy laws) of the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding-up its affairs;

"**Redemption Call Right**" means the overriding right of the Trust, Provident or a subsidiary of either the Trust or Provident to purchase: (i) all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) from the holders thereof on the date fixed for redemption thereof; or (ii) all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) from the holders thereof at any time when the aggregate number of issued and outstanding Exchangeable Shares and other shares of the Offeror or any affiliate of the Offeror or the Trust having terms that are not materially commercially different from those of the Exchangeable Shares (other than Exchangeable Shares and any such other shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) is less than 10% of the Exchangeable Shares issued in connection with the Offer, in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

"**related party transaction**" has the meaning ascribed thereto in OSC Rule 61-501;

"**Retraction Call Right**" means the overriding right of the Trust, Provident or a subsidiary of either the Trust or Provident, in the event of a proposed redemption of Exchangeable Shares pursuant to a Retraction Request given by the holder thereof, to purchase from such holder on the Retraction Date all of the Exchangeable Shares tendered for redemption in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

"**Retraction Date**" means a date, determined by a holder of Exchangeable Shares, on which such holder can require the Offeror to redeem such holder's Exchangeable Shares, as further set out in the Exchangeable Share provisions and described under "Attributes of the Exchangeable Shares" in the Circular;

"**Retraction Request**" means a duly executed notice given by a holder of Exchangeable Shares in such form as may be acceptable to the Offeror, pursuant to which such holder can require the Offeror to redeem such holder's Exchangeable Shares;

"**Soliciting Dealer Group**" means the soliciting group formed by the Dealer Managers to solicit acceptances of the Offer;

"**Special Voting Unit**" means the Special Voting Unit of the Trust issued to the Trustee pursuant to the Voting and Exchange Trust Agreement;

"**subsequent acquisition transaction**" has the meaning ascribed thereto under "Acquisition of Meota Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Superior Take-over Proposal**" means any bona fide written Take-over Proposal which, in the opinion of Meota's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would be superior to the Offer from a financial point of view to Meota and to Meota Shareholders;

"**Support Agreement**" means the Support Agreement to be entered into among Provident, the Offeror, the Trustee and the Trust;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Meota or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Meota whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Meota, tender offer or exchange offer or similar transaction involving Meota including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Meota or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Meota (other than the transactions contemplated by the Acquisition Agreement);

"**Take-Up Date**" means the Initial Take-Up Date and each subsequent date that the Offeror takes up or acquires Meota Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Trust**" means Provident Energy Trust, an open-end unincorporated investment trust governed by the laws of Alberta, and includes, where applicable, its subsidiaries;

"**Trust Unitholders**" means the holders of Trust Units;

"**Trust Units**" means the trust units of the Trust, as constituted on the date hereof;

"**Trustee**" means Computershare Trust Company of Canada, or any successor thereto that is appointed to act as trustee under the Voting and Exchange Trust Agreement;

"**TSX**" means the Toronto Stock Exchange; and

"**Voting and Exchange Trust Agreement**" means the Voting and Exchange Trust Agreement to be entered into among the Trust, Provident, the Offeror and the Trustee.

ABBREVIATIONS

The following abbreviations are used in the Summary and the Circular to represent the following terms:

Oil and Natural Gas Liquids

bbls	Barrels
mbbls	Thousand barrels
bpd	Barrels of oil per day
mmbbls	Million barrels
NGLs	Natural gas liquids
STB	Stock tank barrel of oil
mstb	Thousand stock tank barrels of oil
boed	Barrels of oil equivalent per day

Natural Gas

Mcf	Thousand cubic feet
Mmcf	Million cubic feet
Bcf	Billion cubic feet
Mcfd	Thousand cubic feet per day
Mmcfd	Million cubic feet per day
m^3	cubic metres
Mmbtu	Million British Thermal Units
Gj	Gigajoule
Gjpd	Gigajoule per day

Other

Boe	Means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
Mboe	Means thousand barrels of oil equivalent.
WTI	Means West Texas Intermediate.
API	Means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	Means Organization of the Petroleum Exporting Countries.

OFFER TO PURCHASE

TO: THE HOLDERS OF COMMON SHARES OF MEOTA RESOURCES CORP.

1. The Offer

Provident Acquisitions Inc. hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the issued and outstanding Meota Shares, including Meota Shares which may become outstanding on the exercise of options to purchase Meota Shares, on the basis of, at the election of the holder:

(a) $4.60 per Meota Share;

(b) 0.415 Trust Units per Meota Share; or

(c) 0.415 Exchangeable Shares per Meota Share,

or a combination thereof, for each Meota Share deposited under the Offer, subject to the limitations on the aggregate amount of cash payable and number of Exchangeable Shares issuable under the Offer described herein.

A Shareholder may elect to receive: (i) all cash; (ii) all Trust Units; (iii) all Exchangeable Shares; or (iv) a combination of cash, Trust Units and Exchangeable Shares for, in each case, the number of shares specified by the Shareholder, aggregating the total number of Meota Shares tendered by the Shareholder under the Offer. In the absence of an election or where the election is not properly made, a Shareholder will be deemed to have elected to receive Trust Units for all of the Meota Shares deposited under the Offer. The aggregate amount of cash payable under the Offer is limited to $27,821,568 (plus an additional cash amount equal to $0.50 for each Meota Share issued upon exercise of an option prior to the Take-Up Date) and the aggregate number of Exchangeable Shares issuable under the Offer is limited to 6,000,000.

The actual consideration to be received by a Meota Shareholder for Meota Shares deposited under the Offer will be determined in accordance with the following:

(a) the aggregate amount of cash that the Offeror will be required to pay for Meota Shares acquired pursuant to the Offer on any date when the Offeror takes up Meota Shares shall not exceed the maximum cash consideration for such date;

(b) the aggregate number of Exchangeable Shares that the Offeror will be required to issue for Meota Shares acquired pursuant to the Offer on any date when the Offeror takes up Meota Shares shall not exceed the maximum number of Exchangeable Shares available for issuance for such date;

(c) if, at any date on which the Offeror takes up Meota Shares, the aggregate amount of cash that would otherwise be payable, on the basis of $4.60 for one Meota Share, to Meota Shareholders who elected to receive cash in respect of their Meota Shares to be taken up on such date:

  (i) exceeds the maximum cash consideration available for such date, then the amount of the purchase consideration that will be paid in cash per Meota Share to each such Meota Shareholder who has elected to receive cash shall be calculated by dividing the maximum cash consideration available for such date by the aggregate number of Meota Shares that are being taken up on such date and in respect of which the holder thereof has elected to receive cash and each such Meota Shareholder:

(A) who elected to receive cash and also elected, or is deemed to have elected, Trust Units shall receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Trust Units on the basis of 0.415 Trust Units for one Meota Share; or

(B) who elected to receive cash and also elected to receive Exchangeable Shares, shall receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Exchangeable Shares on the basis of 0.415 Exchangeable Shares for one Meota Share, subject to proration in accordance with paragraph (d) below; or

(ii) equals or does not exceed the maximum cash consideration available for such date, then the entire amount of the purchase consideration that will be paid to each such Meota Shareholder who has elected to receive cash will be paid in cash on the basis of $4.60 for one Meota Share;

(d) if, at any date on which the Offeror takes up Meota Shares, the aggregate number of Exchangeable Shares that would otherwise be issuable on the basis of 0.415 Exchangeable Shares for one Meota Share, to Meota Shareholders who either elected to receive Exchangeable Shares or elected to receive both cash and Exchangeable Shares as set forth in paragraph (c)(i)(B) above, in respect of their Meota Shares, as applicable, to be taken up on such date:

(i) exceeds the maximum Exchangeable Shares available for issuance on such date, then the amount of the purchase consideration that will be paid in Exchangeable Shares per Meota Share to each such Meota Shareholder who has either elected to receive Exchangeable Shares or elected to receive both cash and Exchangeable Shares shall be calculated by dividing the maximum Exchangeable Shares by the aggregate number of Meota Shares that are being taken up on such date and in respect of which the holder thereof has either elected to receive Exchangeable Shares or elected both cash and Exchangeable Shares, and each such Meota Shareholder who either elected Exchangeable Shares or elected both cash and Exchangeable Shares shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Meota Shareholder pursuant to the Offer in Trust Units on the basis of 0.415 Trust Units for one Meota Share; or

(ii) equals or does not exceed the maximum Exchangeable Shares available for issuance for such date, then the entire amount of the purchase consideration that will be paid in Exchangeable Shares per Meota Share to each such Meota Shareholder who has either elected Exchangeable Shares or has elected both cash and Exchangeable Shares will be paid by the issuance of Exchangeable Shares on the basis of 0.415 Exchangeable Shares for one Meota Share.

No fractional Trust Units or Exchangeable Shares will be issued. Any registered Meota Shareholder who would otherwise be entitled to receive a fractional Trust Unit or Exchangeable Share will be entitled to receive a cash payment equal to such fractional Trust Unit or Exchangeable Share based on a price of $11.08.

A holder of Meota Shares who does not properly indicate an election or elections with respect to all of such holder's Meota Shares tendered under the Offer will be deemed to have elected to receive solely Trust Units for those Meota Shares tendered for which a proper election has not been made. A Meota Shareholder who properly indicates a choice of the cash alternative but does not properly indicate a further choice of either the Trust Unit balance alternative or the Exchangeable Share balance alternative in the Letter of Transmittal will be deemed to have further elected the Trust Unit balance alternative for any Meota Shares deposited under the Offer and for which such Meota Shareholder is not receiving cash as a result of pro-rating pursuant to the Offer.

In the event that the first Take-Up Date occurs after the record date for the Trust's distribution to Unitholders to be paid on November 15, 2002, the cash consideration, Trust Units or Exchangeable Shares payable under the Offer shall be adjusted upward by the proportion that such declared distribution of the Trust payable in November bears to $11.08. The Exchangeable Shares issuable pursuant to the foregoing adjustment shall be subject to the limit on the number of Exchangeable Shares issuable. The cash payable pursuant to the foregoing adjustment shall not be subject to the limit on the amount of cash payable.

The Offer is made only for the Meota Shares and is not made for any options to purchase Meota Shares. Any holder of such options who wishes to accept the Offer should exercise the options in order to obtain certificates representing Meota Shares and deposit the same in accordance with the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Meota Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Meota Shares in any such jurisdiction.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Meota Shares directly with the Depositary or if they use the services of the Dealer Managers or any member of the Soliciting Dealer Group to accept the Offer. See "Depositary" and "Financial Advisor and Dealer Managers" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn by the Offeror. The Offer may be otherwise extended at the Offeror's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at one of the offices of the Depositary listed in the Letter of Transmittal so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Meota Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Meota Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Meota Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Meota Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Meota Shares pursuant to the Offer and (i) the certificate or certificates representing such Meota Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate or certificates representing such Meota Shares and all other required documents to the Depositary prior to the Expiry Time, such Meota Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Meota Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, covering the Meota Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Meota Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto no later than the Expiry Time.

The election (or deemed election) respecting the form of consideration to be received which is contained in the Notice of Guaranteed Delivery shall in all circumstances take precedence over any election contained in the related Letter of Transmittal subsequently deposited.

General

In all cases, payment for Meota Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Meota Shares together with a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, covering such Meota Shares and any other required documents, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Meota Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, the Offeror recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Meota Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meota Shares.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Meota Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after August 12, 2002 (collectively, the "Other Securities"), effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and/or Other Securities on the appropriate register of holders maintained by Meota; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meota, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities. Furthermore, a holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meota and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Meota Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Meota Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Meota Shares and/or Other Securities to any other person; (ii) such Shareholder owns the Meota Shares which are being deposited, within the meaning of applicable securities laws; (iii) the deposit of such Meota Shares complies with applicable laws; and (iv) when such Meota Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Meota Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Meota Shares. There shall be no duty or obligation on the Offeror, the Dealer Managers, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer but subject to the provisions of the Acquisition Agreement and applicable securities laws, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Meota Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a) prior to the Expiry Time, and at the time the Offeror first takes up and pays for Meota Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Meota Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, under the *Competition Act* (Canada), those of any stock exchanges and other securities authorities) shall have been obtained on terms and conditions satisfactory to the Offeror in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a material adverse effect on the ability of the Offeror to complete the Offer or any compulsory acquisition or subsequent acquisition transaction;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law; and

(ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Meota carries on business) shall have been proposed, enacted, promulgated, amended or applied,

which in either case, in the sole judgement of the Offeror, acting reasonably:

(A) has the effect or may have the effect of cease trading the Meota Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, the Offeror of the Meota Shares or the right of the Offeror to own or exercise full rights of ownership of the Meota Shares;

(B) has had or, if the Offer was consummated, might result in, a Material Adverse Change in respect of Meota or, in the case of (ii) above, would have a Material Adverse Effect on Meota or the Trust; or

(C) might have a material adverse effect on the ability to complete any compulsory acquisition or any subsequent acquisition transaction;

(d) there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Meota Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction in respect of any Meota Shares not acquired under the Offer;

(e) at or prior to the Expiry Time, all outstanding options and any other outstanding rights to acquire Meota Shares from Meota shall have been exercised, cancelled or otherwise terminated or dealt with in a manner satisfactory to the Offeror;

(f) the Offeror shall have determined that: (i) Meota shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Acquisition Agreement; and (ii) all representations and warranties of Meota contained in the Acquisition Agreement shall have been true and correct in all material respects as of the date of the Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter;

(g) the Acquisition Agreement shall not have been terminated in accordance with its terms; and

(h) the Offeror shall have determined that there shall have been no Material Adverse Change in respect of Meota since the date of the Acquisition Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The Offeror may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any Meota Shares deposited under the Offer and all certificates for deposited Meota Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended.

The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date and/or Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Meota Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Meota Shares deposited under the Offer and not withdrawn. However, if the Offeror waives any terms or conditions of the Offer such that holders of Meota Shares deposited under the Offer have the right to withdraw such Meota Shares, the Offeror will extend the Offer without first taking up the Meota Shares that are subject to such right of withdrawal.

Where the terms of the Offer are varied, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Meota Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Meota Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Meota Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Meota Shares are taken up under the Offer.

6. Payment for Deposited Meota Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by the Offeror, the Offeror, in accordance with applicable law, will become obligated to take up Meota Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Date. Any Meota Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of three business days after such Meota Shares are taken up and ten days after the Expiry Time. Any Meota Shares deposited under the Offer after the first date on which Meota Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Pursuant to the Acquisition Agreement, the Offeror will become obligated to take up and pay for the Meota Shares validly deposited under the Offer and not withdrawn as soon as possible and in any event within three business days after the Expiry Date. In accordance with applicable law, any Meota Shares deposited under the Offer after the first date on which Meota Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Meota Shares or to terminate the Offer and not take up or pay for any Meota Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Meota Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will not, however, take up and pay for any Meota Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Meota Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Meota Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Meota Shares pursuant to the Offer.

The Offeror will pay for Meota Shares validly deposited under the Offer and not withdrawn by: (i) providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the holders of Meota Shares who are entitled to a cash payment; and (ii) issuing or causing to be issued Trust Units and/or Exchangeable Shares to or on behalf of the holders of deposited Meota Shares and providing the Depositary with certificates representing such Trust Units and/or Exchangeable Shares for delivery to such Shareholders.

No fractional Trust Units or Exchangeable Shares will be issued. Any registered Meota Shareholder who would otherwise be entitled to receive a fractional Trust Unit or Exchangeable Share will be entitled to receive a cash payment equal to such fractional Trust Unit or Exchangeable Share based on a price of $4.60.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Meota Shares on the purchase price of Meota Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Meota Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Meota Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds in the amount to which a person depositing Meota Shares is entitled or forwarding the certificates representing the Trust Units or Exchangeable Shares, as the case may be, to which that person is entitled, as applicable, provided that the person is a resident of a province of Canada or, in the case of Trust Units only, another jurisdiction in which the Trust Units may be lawfully delivered without further action by the Offeror. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Trust Units, Exchangeable Shares and the cheque, as applicable, will be issued in the name of the registered holder of the Meota Shares deposited. Unless the person depositing the Meota Shares instructs the Depositary to hold the certificate or the cheque, or both, as the case may be, for pick-up by checking the appropriate box in the Letter of Transmittal, certificates and cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates and cheques, as applicable, will be forwarded to the address of the Shareholder as shown on the registers maintained by Meota. Trust Unit and Exchangeable Share certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited Meota Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Meota Shares than the Shareholder desires to deposit, a certificate for Meota Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Meota Shares directly with the Depositary or if they use the services of the Dealer Managers or any member of the Soliciting Dealer Group to accept the Offer. See "Depositary" and "Financial Advisor and Dealer Managers" in the Circular.

7. Withdrawal of Deposited Meota Shares

All deposits of Meota Shares pursuant to the Offer are irrevocable, provided that any Meota Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Meota Shares have not been taken up by the Offeror;

(b) subject to the satisfaction or waiver of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", at any time after three Business Days from the Expiry Date, if such Meota Shares have not been paid for by the Offeror; and

(c) at any time where the Meota Shares have not been taken up and paid for by the Offeror after 45 days from the date of the Offer.

In addition, if:

(d) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Meota Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten days after the Notice of Variation has been delivered; or

(e) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except to the extent required by applicable law, where it is a change in a material fact relating to the Trust Units);

any Meota Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Meota Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must: (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Meota Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Meota Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Meota Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Meota Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Dealer Managers, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Meota Shares or is unable to take up or pay for Meota Shares for any reason, then, without prejudice to the Offeror's other rights, Meota Shares deposited under the Offer may not be withdrawn except to the extent that depositing Shareholders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any Meota Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Meota Shares

If any deposited Meota Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Meota Shares than are deposited, certificates for Meota Shares not deposited will be returned at the expense of the Offeror by either sending new certificates representing Meota Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Meota as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after the date of this Offer, Meota should subdivide, consolidate or otherwise change any of the Meota Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Meota Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Meota Shares on or after August 12, 2002. If Meota should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Meota Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Meota of such Meota Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable pursuant to the Offer or deduct from the consideration payable pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Trust Units and Exchangeable Shares and cheques purchased pursuant to the Offer and certificates representing Meota Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such certificates and cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Meota Shares in respect of which such certificates and cheques are being issued were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Payment for Deposited Meota Shares", the deposit of certificates representing Trust Units and/or Exchangeable Shares and/or cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the office of the Depositary referred to above.

11. Notice

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Meota and will be deemed to have been received on the first day following the date of mailing which is a business day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Meota Shares if: (i) it is given to the TSX for dissemination through its facilities; and (ii) it is published once in the national edition of The Globe and Mail or the National Post provided that if the national edition of The Globe and Mail or the National Post is not being generally circulated, publication thereof shall be made in the National Post or any other daily newspaper of general circulation published in the cities of Toronto and Calgary.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Meota Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Meota Shares, other than Meota Shares, if any, held on the date hereof by or on behalf of the Offeror or its affiliates and associates (as each of such terms is defined in the CBCA) and such Meota Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire the remaining Meota Shares pursuant to the compulsory acquisition provisions of the CBCA on the same terms on which the Offeror acquired Meota Shares pursuant to the Offer. If the Offeror takes up and pays for Meota Shares deposited under the Offer and such statutory right of compulsory acquisition is not available or if the Offeror elects not to proceed by way of such statutory right, the Offeror intends to seek to acquire, directly or indirectly, all of the Meota Shares not deposited under the Offer by a subsequent acquisition transaction. The Offeror will cause the Meota Shares acquired under the Offer to be voted in favour of such a transaction and to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Acceptance Condition is satisfied, the Offeror will own sufficient Meota Shares to effect such a transaction. See "Acquisition of Meota Shares Not Deposited" in the Circular.

13. Market Purchases

The Offeror has no current intention of acquiring any Meota Shares while the Offer is outstanding, other than as described in the Offer and Circular. However, subject to applicable law, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Meota Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Meota Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Meota Shares by making purchases through the facilities of the TSX during the Offer Period, the Meota Shares so purchased shall be counted in any determination as to whether the Minimum Acceptance Condition has been fulfilled. The aggregate number of Meota Shares acquired in this manner will not exceed 5% of the Meota Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Meota Shares have been purchased.

14. Other Terms of the Offer

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The provisions of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Dealer Managers or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Meota Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Meota Shares or notice of withdrawal of Meota Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Meota Share or any particular Shareholder. There shall be no obligation on the Offeror, the Dealer Managers or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Meota Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Meota Shares in any such jurisdiction.

The accompanying Circular together with the Offer constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED this 26th day of August, 2002.

PROVIDENT ACQUISITIONS INC.

(signed) Thomas W. Buchanan
Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the accompanying Offer dated August 26, 2002 made by the Offeror, an indirect wholly-owned subsidiary of the Trust, to purchase all of the outstanding Meota Shares (including Meota Shares which may become outstanding on the exercise of options to purchase Meota Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer and not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations are used in this Circular with the meanings specified under the heading "Abbreviations".

Although Provident has had discussions with the management of Meota and has reviewed certain contracts and records of Meota, unless indicated otherwise in this Circular, the information concerning Meota contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Meota on file with Canadian securities regulatory authorities and other public sources. Although Provident and the Offeror have no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Provident and the Offeror do not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure by Meota to disclose public events which may have occurred or may affect the significance or accuracy of any such information which are not known to Provident or the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Meota must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Meota subsequent to the date of the most recent published financial statements of Meota.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In July 2002, Provident reviewed and analyzed the public information available in respect of Meota and determined that a business combination would be attractive for both parties. Based on the work performed, Provident approached Meota with respect to the possibility of an acquisition. On July 26, 2002, Provident and Meota entered into a confidentiality agreement following which Provident was provided with access to confidential non-public data of Meota. Provident conducted a review of confidential non-public data of Meota with a view to making a proposal to acquire Meota pursuant to a negotiated transaction. In addition, Meota was provided with access to confidential non-public data of Provident and the Trust.

On August 9, 2002, Provident made a proposal, subject to conditions, to Meota which gave rise to negotiations. On August 9, 2002, Provident also provided Meota with a draft of the acquisition agreement and the tender agreement for certain securityholders of Meota. Negotiations on the terms of the acquisition proposal and the acquisition and tender agreements continued through to August 12, 2002. The Acquisition Agreement and the Lock-up Agreements were finalized and signed late on August 12, 2002 and the transaction was announced early in the morning on August 13, 2002.

Reasons for the Offer

Meota's assets provide an excellent complementary fit to Provident's existing asset base and will give Provident significant additional low risk development potential. Provident believes that the acquisition of Meota is accretive to cash flow and distributable cash flow per Trust Unit. The acquisition will also increase Provident's exposure to natural gas. Provident further believes that the combination of Provident and Meota will result in a larger and stronger entity with a larger market capitalization, production, reserve and undeveloped land base which will provide Provident with access to a much broader range of future opportunities and the financial capacity to compete more effectively in the oil and gas industry in western Canada.

The Offer provides a number of benefits to Shareholders resulting from the combination of Meota and Provident including:

1. An opportunity to participate in an established, well-managed, financially strong royalty trust with a diversified asset and production base in western Canada, and an opportunity to participate in the monthly cash distributions of the Trust;

2. Exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Meota and Provident;

3. A 31% premium to the 20 trading day weighted average trading price of $3.50 for the Meota Shares prior to the announcement of the Offer;

4. The opportunity for enhanced liquidity as the Trust has, and the combined entity will have, a significantly larger market capitalization than Meota alone; and

5. An opportunity for Shareholders to elect whether to receive Trust Units, Exchangeable Shares or cash, subject to the limitations under the Offer.

ACQUISITION AGREEMENT

On August 12, 2002, the Trust and Meota entered into the Acquisition Agreement pursuant to which the Trust agreed to make the Offer itself, through Provident or through a direct or indirect wholly-owned subsidiary.

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement.

Non-Solicitation

Under the Acquisition Agreement, Meota has agreed that none of Meota or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

(a) solicit, initiate or knowingly encourage the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than the Trust and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the consolidation of the operations of the Trust and Meota, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in (a) above; provided however, that the foregoing in no way restricts or limits the board of directors of Meota from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives, to another party who makes a written offer to Meota to enter into a Take-over Proposal: (i) if the board of directors, acting reasonably and after receiving the advice of its financial advisors, believes such offer would, if successful, result in a Superior Take-over Proposal; or (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of Meota (acting reasonably and after receiving advice of outside counsel) be inconsistent with the performance by the directors of Meota of their fiduciary duties under applicable law. Neither Meota nor its board of directors may make any disclosure or provide any information in accordance with the foregoing unless Meota shall have notified the Trust of that occurrence, required the party making the written offer to execute a confidentiality agreement in favour of Meota on terms and conditions no more favourable to such other party than those contained in the confidentiality agreement dated July 26, 2002 between the Trust and Meota (as it may be amended from time to time), and unless Meota shall have concurrently provided copies of the same information or made the same disclosure to the Trust. Additionally, Meota has agreed to notify the Trust within 24 hours of the receipt of any communication, whether oral or written, from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

Superior Take-Over Proposal and Right to Match

Notwithstanding (a) and (b) above, in the event that, prior to the Expiry Time, a Superior Take-over Proposal is offered or made to the holders of Meota Shares or Meota, the board of directors of Meota may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors acting in good faith after advice from outside counsel, the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Meota of their fiduciary duties under applicable law:

(i) in circumstances where the Deemed Unit Price is greater than $10.00 as at the date immediately prior to the date of receipt by Meota of such Superior Take-over Proposal, Meota shall as soon as possible but in any event within 24 hours following receipt of any Take-over Proposal, advise the Trust orally and in writing that a Take-over Proposal has been offered or made to the board of directors of Meota or to Meota (which notice in writing must identify the party proposing such transaction and the terms and conditions thereof, which must include a copy of the terms and conditions of any written form of Take-over Proposal and which must provide an undertaking to provide to the Trust any further documents relating to the terms or conditions thereof delivered to the board of directors of Meota or to Meota by the Offeror). If the board of directors of Meota believes that the Take-over Proposal constitutes a Superior Take-over Proposal, Meota shall give the Trust at least 48 hours advance notice of any action to be taken by the board of directors of Meota to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. Such notice shall provide to the Trust the right during such 48 hours to advise the board of directors of Meota that the Trust will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the holders of Meota Shares shall receive a value per Meota Share equal to or having a value greater than the value per Meota Share provided in the Superior Take-over Proposal. If the Trust so advises the board of directors of Meota prior to the expiry of such 48 hour period, the board of directors of Meota shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation.

(ii) in circumstances where the Deemed Unit Price is less than $10.00 as at the date immediately prior to the date of receipt by Meota of such Superior Take-over Proposal, Meota shall give the Trust notice that it has received a Superior Take-over Proposal 24 hours prior to entering into an agreement to implement the Superior Take-over Proposal.

Meota has also agreed that it will immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Trust) with respect to any actual or potential Take-over Proposal. Meota has agreed not to release any third party from any confidentiality or standstill agreement to which Meota and such third party are a party except for any standstill obligation in connection with a Superior Take-over Proposal by such third party. Meota has agreed to immediately request the return or destruction of all materials provided to any third parties who have entered into a confidentiality agreement with Meota relating to the sale of Meota or a substantial portion of its assets and will use appropriate diligence to ensure that such requests are honoured.

Non-completion Fee

As part of the Acquisition Agreement, Meota has agreed to pay to the Trust a fee in the amount of $8 million in the event that:

(a) the board of directors of Meota: (i) fails to make any of its required recommendations, approvals, resolutions or determinations; (ii) withdraws, modifies or changes any of its required recommendations, approvals, resolutions or determinations in a manner adverse to the Trust, or resolves to do so; or (iii) fails to reaffirm promptly any of its required recommendations, approvals, resolutions or determinations upon request from time to time by the Trust to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Meota or the Meota Shareholders (such affirmation to be made within ten days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first);

(b) the board of directors of Meota recommends that Meota Shareholders deposit their Meota Shares under, vote in favour of or otherwise accept a Take-over Proposal;

(c) Meota enters into an agreement (other than a confidentiality agreement) with any person with respect to a Take-Over Proposal prior to the Expiry Time;

(d) a Take-Over Proposal is publicly announced or is proposed, offered or made to the Shareholders prior to the Expiry Time, at the Expiry Time the Minimum Condition has not been satisfied and, before or within 90 days of the Expiry Time of the Offer, such Take-Over Proposal (as originally proposed or amended), or any other Take-Over Proposal, is completed; or

(e) Meota fails to fully comply with or breaches any of its representations, warranties or covenants made in the Acquisition Agreement in any material respect.

then Meota shall, within twenty-four hours after the first to occur of the events described above, pay to the Trust the amount of $8 million. On the date of the earliest such event, Meota shall be deemed to hold such sum in trust for the Trust. Such payment shall be made in immediately available funds to an account designated by the Trust.

Termination

The Acquisition Agreement may be terminated:

(a) by mutual written consent of Meota and the Trust;

(b) by either the Trust or Meota if the Trust shall not have taken up and paid for the number of Meota Shares required to satisfy the Minimum Condition under the Offer on or before the date which is 90 days from the date of the Acquisition Agreement or, if a Take-Over Proposal is publicly announced, proposed, offered or made to the Meota Shareholders, 90 days, following the expiry of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either the Trust or Meota if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either the Trust or Meota if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation or warranty), covenant or obligation contained in the Acquisition Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on the breaching party, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching party has been given notice of and three days to cure any such misrepresentation, breach or non-performance;

(e) by the Trust if the Trust has the right pursuant to the Acquisition Agreement to refuse to make the Offer due to the failure of Meota to satisfy the conditions to making the Offer set out therein;

(f) by Meota or the Trust (provided that for the purposes of a termination by Meota, Meota must have first paid the non-completion fee (to the extent applicable) and otherwise be in compliance with the provisions of the Acquisition Agreement) if Meota enters into an agreement providing for a Superior Take- Over Proposal;

(g) by the Trust upon the non-completion fee becoming payable, or by Meota upon such fee becoming payable and being paid; or

(h) by Meota if the date that the Offeror first takes up Meota Shares pursuant to the Offer has not occurred within 30 days following the Initial Expiry Time.

Other Conditions

The Acquisition Agreement also contains customary representations and warranties on behalf of each party to the other party. In addition, Meota and the Trust have covenanted to conduct their business in the ordinary course consistent with past practice. The Trust has also covenanted not to reduce the consideration offered under the Offer, change the form of consideration payable under the Offer, or amend or modify any of the conditions to the Offer in a manner that in either case is adverse to the Meota Shareholders without the prior written consent of Meota, acting reasonably.

LOCK-UP AGREEMENTS

In conjunction with the entering into of the Acquisition Agreement, the Trust entered into the Lock-up Agreements with certain shareholders of Meota (the "Locked-up Shareholders") who own or control an aggregate of 28,380,730 Meota Shares as well as options to acquire Meota Shares, pursuant to which the Locked-up Shareholders agreed to deposit their Shares (including Meota Shares acquired upon exercise of options) (collectively, the "Locked-up Shares") pursuant to the Offer, to not withdraw such shares from the Offer and to not sell or otherwise dispose of such shares other than pursuant to the Offer or pursuant to a Superior Take-over Proposal. The 28,380,730 Meota Shares owned or controlled by the Locked-up Shareholders represent approximately 51% of the total number of Meota Shares outstanding. Pursuant to the Lock-up Agreements, the Locked-up Shareholders also agreed not to (i) solicit, initiate or encourage or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, a Take-over Proposal; (ii) provide or furnish to any party any information concerning Meota and its business, properties and assets in respect of, or which may reasonably be expected to lead to, a Take-over Proposal; or (iii) accept, recommend, approve or enter into any agreement to implement a Take-over Proposal.

Each of the Locked-up Shareholders further agreed that, prior to the Expiry Time, such Shareholder would either surrender for cancellation all options to purchase Meota Shares held by the Shareholder on payment of an amount determined in accordance with the Acquisition Agreement or exercise all such options.

The Lock-up Agreements provide that the Locked-up Shareholders may terminate their obligations thereunder in the event that: (i) prior to the expiry of the Offer, another bona fide Take-over Proposal is announced, proposed, offered or made to the holders of Meota Shares or Meota which, in the opinion of Meota's board of directors after consultation with its financial advisors, would constitute a Superior Take-over Proposal and which permits the board of directors of Meota to withdraw, modify or change any recommendation regarding the Offer and the non-completion fee is paid; (ii) waives the Minimum Condition below 50.1%, decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of Meota Shares, provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or (iii) the Acquisition Agreement is terminated pursuant to the terms thereof.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF MEOTA

The Board of Directors of Meota has determined unanimously that the Offer is fair to the Shareholders, is in the best interests of Meota and the Shareholders and recommends that Shareholders accept the Offer. Yorkton Securities Inc. and FirstEnergy Capital Corp. acted as financial advisors to

Meota, and Yorkton Securities Inc. has concluded, in its opinion dated August 12, 2002, that the Offer as detailed in the Acquisition Agreement is fair, from a financial point of view, to the Shareholders.

PLANS FOR MEOTA

If the Offeror acquires at least 66 2/3% of the then outstanding Meota Shares pursuant to the Offer, the Board of Directors of Meota will be reconstituted through resignations tendered by the existing directors of Meota and the appointment of nominees of the Offeror in their stead. In that regard, Meota has agreed in the Acquisition Agreement to assist the Offeror in securing the resignations of all Meota directors and officers and to cause the election of nominees of the Offeror to fill the vacancies so created by the resignations of the Meota directors. Once Meota becomes a wholly-owned subsidiary of the Offeror, Meota may be amalgamated into the Offeror or wound up into the Offeror, Provident or an affiliate of Provident.

If permitted by applicable law, subsequent to the completion of the Offer or any subsequent acquisition transaction, if necessary, the Offeror intends to delist the Meota Shares from the TSX and to cause Meota to cease to be a reporting issuer under applicable securities laws of each applicable province. See "Effect of the Offer on Market and Listings" in the Circular.

PROVIDENT ENERGY TRUST

General

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated as of January 25, 2001 as amended from time to time (the "Trust Indenture"). The head and principal offices of the Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on royalties and interest payments and principal repayments on notes issued to the Trust from time to time by Provident or any subsidiary of the Trust or Provident. Distributable cash generated by the royalties, interest and principal repayments is distributed monthly to Trust Unitholders.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Provident at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, telephone (403) 296-2233. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:

(a) the Amended and Restated Renewal Annual Information Form of the Trust dated May 20, 2002 (the "AIF") and schedules thereto including the audited financial statements of the Trust as at and for the period March 6, 2001 to December 31, 2001, together with the notes thereto and the auditors' report thereon;

(b) management's discussion and analysis of the financial condition and operations of the Trust included on pages 42 to 50 of the AIF;

(c) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the six months ended June 30, 2002;

(d) the proxy statement and information circular of the Trust dated April 26, 2002 relating to the annual and special meeting of the Trust held on June 3, 2002 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

(e) the material change report of the Trust dated March 28, 2002 in respect of the acquisition of certain oil and gas properties; and

(f) the material change report of the Trust dated August 21, 2002 relating to the Offer.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this Circular and before the Expiry Time, are deemed to be incorporated by reference in this Circular:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Circular or in any other subsequently filed document that is also incorporated by reference in this Circular.

Recent Developments

Second Quarter Financial and Operating Results

On August 1, 2002, the Trust announced its financial and operating results for the second quarter ended June 30, 2002. The following table presents selected financial and operational information for the six months ended June 30, 2002.

	For the six months ended June 30, 2002
Financial Results: (000s, except per Trust Unit)	
Gross revenue	$77,764
Cash flow from operations	37,966
Per weighted average unit	1.15
Declared distributions to Unitholders	32,606
Per unit	0.95
Net income	2,516
Capital expenditures	13,406
Property acquisitions	71,899
Property dispositions	2,285
Bank debt	93,800
Unitholders' equity	281,210
Weighted average units outstanding (000s)	33,098
Operational Results:	
Daily Production	
Crude oil - Light/Medium (bbls/d)	4,091
- Heavy (15° API) (bbls/d)	5,866
Natural gas liquids (bbls/d)	825
Natural gas (mcf/d)	42,414
Oil equivalent (boe/d)[2]	17,851
Unit Statistics:	
Average selling price[1]	
Crude oil - Light/Medium ($/bbl)	32.61
- Heavy (15° API) ($/bbl)	20.00
- Corporate blend ($/bbl)	25.18
Natural gas liquids ($/bbl)	24.05
Natural gas ($/mcf)	4.45
Oil equivalent ($/boe)[1][2]	25.73
Netback ($/boe)[1][2]	14.08

Notes:

(1) Average selling price and operating netback are prior to the non-cash amortization of the Richland Petroleum Corporation hedging gains and include the impact of the Commodity Price Risk Management Program.

(2) Provident reports oil equivalent production by converting natural gas production to oil equivalent at 6:1.

Monthly Cash Distribution

On August 8, 2002, the Trust announced that it would pay a cash distribution of $0.17 per Trust Unit on September13, 2002 to Unitholders of record on August 19, 2002.

Premium Distribution, Distribution Reinvestment Plan and Operational Unit Purchase Plan

On May 2, 2002, the Trust announced that it had received all regulatory approvals in Canada for its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan").

The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95% of the average market price as defined in the Plan. The Plan also provides an alternative in which eligible unitholders may elect under the premium distribution component to receive a premium cash distribution equal to 102% of the cash that the unitholder would otherwise have received on the distribution date. Participation is subject to limits set by the Trust, proration and withholding tax reduction in certain circumstances.

Description of Units and Debentures

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, the Trust in the event of the termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the trustee or any other person pursuant to the Trust Indenture. As of the date hereof, there are 36,930,040 Trust Units issued and outstanding.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from the Trust, shall be entitled to such number of votes at meetings of holders of Trust Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Trust Units, the Special Voting Units shall not confer upon the holders thereof any other rights. As of the date hereof, there are no Special Voting Units issued and outstanding. Following completion of the Offer, the Trust will have issued one Special Voting Unit to Computershare Trust Company of Canada in accordance with the Voting and Exchange Trust Agreement. See "Attributes of the Exchangeable Shares" in the Circular.

Convertible Debentures

The Trust has also issued $64,410,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures"). The Debentures mature on May 15, 2007 and bear interest at a rate of 10.5% per annum, payable semi-annually in arrears on May 15 and November 15 in each year. The Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of May 15, 2007 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. After May 15, 2005 and prior to maturity, the Trust may redeem the Debentures in whole or in part from time to time at a price of $1,050 per Debenture from May 15, 2005 until May 15, 2006 and at a price of $1,025 per Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Debenture holder. As of June 30, 2002, there was $61,279,000 aggregate principal amount of Debentures outstanding.

The Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge or other charge and are subordinated in right of payment to the prior payment in full of all present and future indebtedness of the Trust.

The Debentures are listed for trading on the TSX under the trading symbol "PVE.DB".

Record of Cash Distributions

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	
April	$0.25
May	0.25
June	0.30
July	0.30
August	0.30
September	0.27
October	0.27
November	0.20
December	0.20
Total for 2001	**$2.34**
2002	
January	$0.20
February	0.16
March	0.15
April	0.15
May	0.15
June	0.17
July	0.17
August	0.17

The Trust intends to make cash distributions on the 15th day of each month to holders of Trust Units of record on the immediately preceding record date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses. In addition, holders of Trust Units may receive distributions in respect of repayments of principal made by Provident to the Trust on notes issued by Provident to the Trust. It is anticipated however, that the Trust will reinvest a portion of the repayments of principal on the notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

Price Range and Trading Volume of Trust Units

The outstanding Trust Units are traded on the TSX under the trading symbol "PVE.UN" and the AMEX under the trading symbol "PVX". The following table sets forth the closing price range and trading volume of the Trust Units as reported by the TSX and the AMEX for the periods indicated:

The Toronto Stock Exchange

Period	High	Low	Volume
2001			
March 12-31[(1)]	$11.55	$10.50	681,900
April	$12.50	$10.92	1,261,500
May	$12.50	$11.61	2,478,500
June	$12.25	$10.25	1,694,500
July	$11.50	$ 9.25	864,200
August	$11.29	$10.50	1,729,760
September	$10.60	$8.90	1,050,691
October	$10.15	$8.90	1,928,515
November	$9.70	$8.65	1,417,654
December	$8.60	$7.77	1,697,343
2002			
January	$8.90	$8.20	8,319,317
February	$9.47	$8.79	3,797,732
March	$10.70	$9.60	4,446,084
April	$10.59	$9.97	3,991,014
May	$11.33	$10.30	4,647,974
June	$11.05	$10.50	2,691,453
July	$11.37	$10.65	2,440,358
August (1 - 23)	$11.25	$10.78	4,047,145

Note:
(1) The Trust Units were listed for trading on the TSX on March 12, 2001.

On August 23, 2002, the closing price per Trust Unit on the TSX was $10.78.

The American Stock Exchange

Period	High	Low	Volume
2001			
June 22-30[(1)]	U.S. $8.05	U.S. $6.80	106,900
July	U.S. $7.60	U.S. $6.51	178,900
August	U.S. $7.49	U.S. $6.80	538,900
September	U.S. $6.80	U.S. $5.65	433,300
October	U.S. $6.55	U.S. $5.70	564,300
November	U.S. $6.11	U.S. $5.52	604,300
December	U.S. $5.53	U.S. $5.13	577,200
2002			
January	U.S. $5.55	U.S. $5.17	688,100
February	U.S. $5.94	U.S. $5.43	556,800
March	U.S. $6.83	U.S. $6.04	979,100
April	U.S. $6.77	U.S. $6.34	1,126,800
May	U.S. $7.48	U.S. $6.60	1,935,500
June	U.S. $7.30	U.S. $6.79	1,527,500
July	U.S. $7.41	U.S. $6.75	1,490,800
August (1 - 23)	U.S. $7.16	U.S. $6.94	1,363,300

Note:
(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

On August 23, 2002, the closing price per Trust Unit on the AMEX was U.S. $6.94.

Capitalization of the Trust

The following table sets forth the consolidated capitalization of the Trust as at June 30, 2002, and as at August 20, 2002, both before and after giving effect to the Offer:

Designation	Authorized	As at June 30, 2002 (unaudited)	As at August 20, 2002 before giving effect to the Offer (unaudited)	As at August 20, 2002 after giving effect to the Offer (unaudited)
		(in thousands)	(in thousands)	(in thousands)
Bank Debt [1]	-	$93,800	$100,250	$212,959
10.5% Debentures	-	$61,279	$61,279	$61,279
Exchangeable Shares.....	Unlimited	-	-	$66,506[4] (6,000 Exchangeable Shares)
Trust Units [2]	Unlimited	$329,648 (36,704 Trust Units)	$331,863[3] (36,930 Trust Units)	$493,494[5] (51,512 Trust Units)

Notes:

(1) As at June 30, 2002, the Trust had a revolving demand facility (the "Credit Facility") to a maximum of $150 million which bears interest in accordance with a pricing grid based on Provident's debt to cash flow multiple calculated using the most recent quarterly cash flow on an annualized basis. Based on Provident's cash flow for the six months ended June 30, 2002, the interest rate pursuant to the pricing grid is equal to the prime rate plus 0.50%. The Credit Facility is secured by a first fixed and floating charge debenture in the minimum face amount of $200 million, a general assignment of book debts, a negative pledge and, if determined necessary by the lenders, an undertaking to provide first charges over major petroleum and natural gas reserves of Provident.

(2) As at June 30, 2002, the Trust had issued options to purchase 805,614 Trust Units to employees, directors and officers of Provident. During the period July 1, 2002 to August 20, 2002, a total of 33,531 options were exercised and 20,000 options were granted.

(3) During the period July 1, 2002 to August 20, 2002 the Trust issued 192,625 Trust Units pursuant to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan.

(4) Based on the issuance of 6,000,000 Exchangeable Shares by the Offeror pursuant to the Offer.

(5) Based on the issuance of 14,581,912 Trust Units by the Trust pursuant to the Offer.

Auditors, Registrar and Transfer Agent

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 111 – 5th Avenue S.W., Suite 3100, Calgary, Alberta T2P 5L3.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

PROVIDENT ENERGY LTD.

General

Provident Energy Ltd. is a corporation wholly-owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident acts as the general partner for Provident Acquisitions Limited Partnership and has four wholly-owned subsidiaries: 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties of the Trust and Provident. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

The authorized capital of Provident consists of an unlimited number of common shares. All of the common shares of Provident are owned by the Trust. There are no other shares of Provident outstanding.

Provident is not currently a reporting issuer in any jurisdiction and is not subject to the informational reporting requirements under the securities laws of any jurisdiction.

PROVIDENT ACQUISITIONS INC.

General

Provident Acquisitions Inc. is a corporation wholly-owned by Provident Energy Ltd. The Offeror was incorporated under the ABCA on August 19, 2002. The head and principal offices of the Offeror are located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Offeror is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Offeror was incorporated for the purposes of making the Offer and issuing the Exchangeable Shares. The Offeror had no business of any kind prior to making the Offer. Immediately following the successful completion of the Offer, the former holders of Meota Shares that are acquired by the Offeror pursuant to the Offer who elect to receive Exchangeable Shares will own all of the Exchangeable Shares. The Offeror will not issue more than 6,000,000 Exchangeable Shares pursuant to the Offer. The Exchangeable Shares will be exchangeable at any time for Trust Units at the exchange ratio set forth herein under "Attributes of the Exchangeable Shares" in the Circular.

The Offeror is not currently a reporting issuer in any jurisdiction and is not subject to the informational reporting requirements under the securities laws of any jurisdiction. The Offeror will become subject to those reporting requirements in certain Canadian jurisdictions as a result of filing the attached Offer and Circular in those jurisdictions. The Offeror intends to apply for and expects to receive exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for the Offeror), the Offeror will provide holders of Exchangeable Shares with the documents filed by the Trust pursuant to the informational reporting requirements to which the Trust is subject under applicable Canadian securities laws.

Attributes of the Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Articles of Amendment of the Offeror setting forth the Exchangeable Share provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. Copies of the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement may be obtained upon request without charge from Provident at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 (telephone: (403) 296-2233).

Exchangeable Share Provisions

Ranking. The Exchangeable Shares will rank prior to any common shares of the Offeror and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Offeror.

Dividends. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Offeror. The Offeror does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the board of directors has the right in its sole discretion to do so.

Certain Restrictions. The Offeror will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the sub-heading "Amendment and Approval":

(a) pay any dividend on the common shares of the Offeror or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares of the Offeror or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of the Offeror or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Offeror ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares other than Exchangeable Shares, common shares of the Offeror and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Liquidation of the Offeror. In the event of the liquidation, dissolution or winding-up of the Offeror or any other proposed distribution of the assets of the Offeror among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share on the effective date of such liquidation, dissolution, winding-up or other distribution (the "Liquidation Date") an amount equal to the value of that number of Trust Units equal to the Exchange Ratio as at that Liquidation Date (the "Liquidation Amount"), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to the Offeror's registered office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents and subject to the exercise by the Trust, Provident or any subsidiary of either the Trust or Provident of the Liquidation Call Right, the Offeror will deliver the Liquidation Amount to such holder at the address recorded in the Offeror's security register or will hold the Liquidation Amount for pick-up by the holder at the Offeror's registered office or the office of the Exchangeable Shares Transfer Agent, as specified by the Offeror in a notice to such holders.

Upon the occurrence of a liquidation, dissolution or winding-up of the Offeror, the Trust, Provident or any subsidiary of either the Trust or Provident will have the right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust, Provident or any subsidiary of either the Trust or Provident) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units having a value equal to the Liquidation Amount) and, upon the exercise of the Liquidation Call Right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust, Provident or any subsidiary of either the Trust or Provident, as applicable. The purchase by the Trust, Provident or any subsidiary of either the Trust or Provident of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date.

The Liquidation Call Right may be exercised, at the election of Provident, by either the Trust, Provident or any subsidiary of either the Trust or Provident.

Upon the occurrence of an Insolvency Event, the Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust, Provident or any subsidiary of either the Trust or Provident to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading "Voting and Exchange Trust Agreement – Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust. In the event of a Provident Liquidation Event, the Trust, Provident or any subsidiary of either the Trust or Provident will be required to purchase each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust, Provident or any subsidiary of either the Trust or Provident) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Provident Liquidation Event, by exchanging, for each Exchangeable Share held by such holder, that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Provident Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Provident Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon a holder's request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instrument of transfer as the Offeror may reasonably require, the Trust will deliver to such holder certificates representing the number of Trust Units to which that holder is entitled to receive as at that date.

Retraction of Exchangeable Shares by Holders. Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time to require the Offeror to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the Retraction Date (the "Retraction Price"), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to the Offeror or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed Retraction Request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective five business days after the date on which the Offeror or the Exchangeable Shares Transfer Agent receives the Retraction Request from the holder.

When a holder requests the Offeror to redeem the Exchangeable Shares, the Trust, Provident or any subsidiary of either the Trust or Provident will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Offeror to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units having a value equal to the Retraction Price.

At the time of a Retraction Request by a holder of Exchangeable Shares, the Offeror will immediately notify the Trust, Provident or a subsidiary of either the Trust or Provident. The Trust, Provident or a subsidiary of either the Trust or Provident must then advise the Offeror within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident, nor be redeemed by the Offeror. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Offeror to redeem will on the Retraction Date be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident or redeemed by the Offeror, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

If, as a result of solvency provisions of applicable law, the Offeror is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Offeror will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Offeror will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the optional Exchange Right.

Redemption of Exchangeable Shares. Subject to applicable law and the Redemption Call Right, the Offeror:

(a) will, on January 15, 2004 (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of that number of Trust Units;

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 10% of the number of Exchangeable Shares issued in connection with the Offer (as such number of shares may be adjusted as deemed appropriate by the board of directors of the Offeror to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (the "De Minimus Redemption Date" and, collectively with an Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share; and

(c) will be deemed to have redeemed all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share immediately prior to the time when the trust unit purchase rights issued pursuant to the unitholder rights plan of the Trust (or pursuant to any successor or replacement rights plan) would separate from the Trust Units and become exercisable.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

The Offeror will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Offeror, including the number of Exchangeable Shares the Offeror intends to redeem. On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the registered office of the Offeror or the office of the Exchangeable Shares Transfer Agent, the Offeror will deliver the Redemption Price to the holder at the address of the holder recorded in the Offeror's security register or by holding the Redemption Price for pick-up by the holder at the registered office of the Offeror or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. **The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Exchangeable Shares (other than the Trust) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.**

The Trust, Provident or a subsidiary of either the Trust or Provident will be granted a right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Offeror on the applicable Redemption Date, pursuant to the Exchangeable Share provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust, Provident or a subsidiary of either the Trust or Provident, as applicable. If either the Trust, Provident or a subsidiary of either the Trust or Provident exercises the Redemption Call Right, the Offeror's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Voting Rights. The holders of the Exchangeable Shares are entitled to receive notice of and attend any meetings of the shareholders of the Offeror and shall be entitled to vote at any such meeting in accordance with the provisions of the Voting and Exchange Trust Agreement. The holders of Exchangeable Shares shall not be entitled to vote Exchangeable Shares in respect of any matters concerning the Offeror.

Anti-Dilution. The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible or exchangeable, or carrying rights to purchase, into Trust Units at a price per Trust Unit of less than eighty-five percent of the then market price of such Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, Provident, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 20% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement. Under the Exchangeable Share provisions, the Offeror will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders. Exchangeable Shares will not be issued to a resident of any foreign country. Notwithstanding anything contained in the Exchangeable Share provisions, or the previous sentence, the obligation of the Trust, Provident or a subsidiary of either the Trust or Provident to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Voting and Exchange Trust Agreement

Voting Rights. In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued the Special Voting Unit to Computershare Trust Company of Canada, the Trustee for the benefit of the holders (other than the Trust, Provident or a subsidiary of either the Trust or Provident) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Trustee will exercise each vote attached to the special voting unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Trustee by the Trust, the Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right. Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust, Provident or a subsidiary of either the Trust or Provident may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust, Provident or a subsidiary of either the Trust or Provident to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust, Provident or a subsidiary of either the Trust or Provident not to exercise a Call Right which is then exercisable by the Trust, Provident or a subsidiary of either the Trust or Provident, the Offeror and the Trust will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right.

The purchase price payable by the Trust, Provident or a subsidiary of either the Trust or Provident for each Exchangeable Share to be purchased under the optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, the Offeror is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust, Provident or a subsidiary of either the Trust or Provident will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation. Under the Support Agreement, the Trust and Provident will agree that:

(a) the Trust and Provident will take all actions and do all things necessary to ensure that the Offeror is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Offeror, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Offeror; and

(b) Provident will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Offeror.

The Support Agreement will also provide that, without the prior approval of the Offeror and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust and Provident have agreed to not exercise any voting rights attached to the Exchangeable Shares owned by them or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units. The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

MEOTA RESOURCES CORP.

General

Meota is an Alberta-based corporation involved in the exploration, development, production and marketing of petroleum and natural gas in western Canada.

Meota was incorporated under the CBCA on December 28, 1966. Meota has its head office at 1701, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1. The registered office of Meota is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Meota is subject to the information and reporting requirements of the CBCA, the securities laws of certain provinces in Canada, and the rules of the TSX. In accordance therewith, Meota is required to file reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSX. Information as of particular dates concerning Meota's directors and officers, their remuneration, stock options granted to them, the principal holders of Meota Shares and any material interest of such persons in transactions with Meota and other matters is required to be disclosed in information circulars distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX.

Description of Share Capital

The authorized capital of Meota consists of an unlimited number of Meota Shares, an unlimited number of First Preferred Shares issuable in series and an unlimited number of Second Preferred Shares issuable in series. As at August 12, 2002, there were 55,643,136 Meota Shares issued and outstanding. In addition, as at August 12, 2002, options to acquire an aggregate of 2,512,500 Meota Shares were outstanding pursuant to Meota's stock option plan.

Price Ranges and Trading Volumes for Meota Shares

The Meota Shares have been listed and posted for trading on the TSX since November 23, 2000. The volume of trading and price ranges of the Meota Shares on the TSX are set forth in the following table for the periods indicated:

Period	High	Low	Volume
2001			
January	$3.90	$3.25	1,233,224
February	$4.35	$3.70	1,021,840
March	$5.00	$4.20	2,783,303
April	$5.20	$4.65	2,369,824
May	$5.40	$4.85	650,951
June	$5.50	$4.00	1,065,258
July	$4.25	$3.35	530,962
August	$3.65	$3.25	574,239
September	$3.35	$2.50	240,540
October	$3.46	$2.41	1,525,039
November	$3.40	$2.70	597,001
December	$3.39	$2.90	3,235,544
2002			
January	$3.50	$3.20	962,281
February	$4.05	$3.40	1,915,939
March	$5.40	$4.05	4,825,913
April	$5.40	$4.60	4,932,988
May	$4.90	$4.50	1,302,355

Period	High	Low	Volume
June	$4.90	$4.11	1,089,164
July	$4.22	$3.41	1,671,676
August 1 - 23	$4.38	$3.40	15,461,186

The closing price of the Meota Shares on the TSX on August 12, 2002, the trading day immediately prior to the announcement by Provident of its intention to make the Offer, and August 23, 2002 was $3.85 and $4.33, respectively.

Dividends

Based on publicly available information, the Board of Directors of Meota has never declared any dividends on the Meota Shares.

SELECTED PRO FORMA COMBINED OPERATIONAL INFORMATION

The following table sets out certain operating information for the Trust (including, on a pro forma basis, the operations in respect of Richland Petroleum Corporation and the Acquired Properties) and Meota, as well as pro forma operating information for the Trust after giving effect to the acquisition by the Offeror of all of the outstanding Meota Shares pursuant to the Offer.

	The Trust(1)	Acquired Properties	Meota	Pro Forma Combined(2)
Average Daily Production				
(before royalties, for the six months ended June 30, 2002)				
Crude oil and NGLs (bbls/d)	10,921	756	3,609	15,286
Natural gas (mcf/d)	44,594	6,329	44,926	95,849
Oil equivalent (boe/d)	18,353	1,811	11,097	31,261
Proven Reserves				
(before royalties, as at January 1, 2002)				
Crude oil and NGLs (mbbls)	22,628	2,490	10,388	35,506
Natural gas (mmcf)	86,573	35,195	96,984	218,752
Oil equivalent (mboe)	37,057	8,356	26,552	71,965
Established Reserves: Total Proven and Risked Probable Reserves(3)				
(before royalties, as at January 1, 2002)				
Crude oil and NGLs (mbbls)	28,016	2,860	12,220	43,096
Natural gas (mmcf)	106,014	39,998	106,548	252,560
Oil equivalent (mboe)	45,685	9,526	29,978	85,189

Notes:

(1) The average daily production volumes for Richland Petroleum Corporation have been included with the Trust.
(2) Reserves of Richland Petroleum Corporation have been included with the Trust.
(3) Probable Reserves for the escalating case scenario have been reduced by 50% for risk.

SELECTED PRO FORMA FINANCIAL INFORMATION

The following tables set out certain financial information for the Trust and Meota, as well as pro forma financial information for the Trust after giving effect to the acquisition by the Offeror of all of the outstanding Meota Shares pursuant to the Offer.

The pro forma information should be read in conjunction with the unaudited pro forma financial statements of the Trust set forth in Appendix "A" to this Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the acquisition actually occurred as contemplated by the notes to the pro forma consolidated financial statements.

The information presented below and in Appendix "A" assumes that a total of 55,643,000 Meota Shares are exchanged for an aggregate of 20,582,000 Trust Units and/or Exchangeable Shares and $27.8 million in cash in accordance with the Offer.

For the Year Ended December 31, 2001

	The Trust[1]	Meota	Pro Forma Consolidated[2][4]
	(pro forma unaudited)	(audited)	(unaudited)
		(stated in thousands of dollars, except per Trust Unit amounts)	
Revenue	254,857	107,653	362,510
Cash flow from operations[3]	116,033	57,035	168,815
Net income (loss)	(46,113)	22,347	(48,853)
Trust Units outstanding – basic (thousands as at December 31, 2001)[4][5]	33,031		53,613

Notes:

(1) The pro forma financial information of the Trust incorporates the results of the Trust from March 6, 2001 to December 31, 2001, the pro forma adjusted results of Founders Energy Ltd. from January 1, 2001 to March 5, 2001, the pro forma adjusted results of Maxx Petroleum Ltd. from January 1, 2001 to May 25, 2001 and the pro forma adjusted results of Richland Petroleum Corporation and the Acquired Properties for the year ended December 31, 2001.

(2) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(3) Cash flow from operations is before changes in non-cash working capital.

(4) The pro forma Trust Units outstanding assumes the issuance of 752,000 Trust Units associated with the Trust's April 2002 financing were directly related to the Acquired Properties with the remainder of the purchase financed by the concurrent issue of $64.4 million of principal amount of convertible unsecured subordinated debentures.

(5) The pro forma consolidated Trust Units outstanding at December 31, 2001 includes the balance of any Exchangeable Shares issued pursuant to the Offer.

For the Six Months Ended June 30, 2002

	The Trust[1]	Meota[2]	Pro Forma Consolidated[3]
	(pro forma unaudited)	(audited)	(unaudited)
		(stated in thousands of dollars, except per Trust Unit amounts)	
Revenue	87,637	48,469	136,106
Net income (loss)	1,786	5,236	(7,365)
Cash flow from operations[4]	42,400	22,701	63,295
Total assets	494,653	198,788	997,455

	For the Six Months Ended June 30, 2002		
	The Trust[1]	**Meota[2]**	**Pro Forma Consolidated[3]**
	(pro forma unaudited)	(audited)	(unaudited)
		(stated in thousands of dollars, except per Trust Unit amounts)	
Debt and working capital	98,320	68,601	208,702
Equity	281,210	104,904	509,347
Trust Units outstanding – basic[5] (thousands as at June 30, 2002)	36,704		57,286

Notes:

(1) The pro forma financial information of the Trust incorporates the results of the Trust from January 1, 2002 to June 30, 2002, the pro forma adjusted results of Richland Petroleum Corporation from January 1, 2002 to January 16, 2002 and the pro forma adjusted results of the Acquired Properties from January 1, 2002 to March 31, 2002. See the notes to the Unaudited Pro Forma Financial Statements set forth herein for assumptions and adjustments.

(2) The Meota financial information was obtained from Meota's unaudited financial statements for the six months ended June 30, 2002.

(3) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(4) Cash flow from operations is before changes in non-cash working capital.

(5) The pro forma consolidated Trust Units outstanding at June 30, 2002 includes the balance of any Exchangeable Shares issued pursuant to the Offer.

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Meota Shares by the Offeror pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly, as well as the number of holders of Meota Shares, and, depending on the number of holders depositing and the number of Meota Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Meota Shares held by the public. After the purchase of Meota Shares under the Offer, Meota may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Meota Shares from such exchange. Among such criteria are the number of holders of Meota Shares, the number of Meota Shares publicly held and the aggregate market value of the Meota Shares publicly held. Depending on the number of Meota Shares purchased pursuant to the Offer, it is possible that the Meota Shares would fail to meet the criteria for continued listing on such exchange. If this were to happen, the Meota Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Meota Shares. It is the intention of the Offeror to apply to delist the Meota Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any subsequent acquisition transaction.

After the purchase of Meota Shares under the Offer and subject to applicable laws, the Offeror intends to cause Meota to take steps toward the elimination of its public reporting requirements under applicable securities legislation in any province in which it has no or an insignificant number of Shareholders.

REGULATORY MATTERS

The Competition Act requires pre-merger notification to the Commissioner of Competition (the "Commissioner") of transactions which exceed certain financial thresholds. The acquisition of Meota Shares by the Offeror pursuant to the Offer is subject to the pre-merger notification requirement. If a transaction is subject to the pre-merger notification requirement, then a pre-merger notification must be submitted to the Commissioner either 14 or 42 days (depending on whether the parties proposing the transaction elect to make a short-form or long-form filing) prior to the completion of the transaction. The Commissioner may require a long-form filing to be made where a short-form filing is made, in which case the long-form waiting period would be applicable after the submission of the requested long-form filing. After the applicable waiting period expires, the transaction may be completed, unless the Competition Tribunal, on application by the Commissioner, issues an order as described below.

The Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order a party to not proceed with the merger or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. The Competition Tribunal may also issue an interim order for a duration of 30 days under the Competition Act prohibiting the completion of the merger where: (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that in his opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 60 days where the Competition Tribunal finds that the Commissioner is unable to complete his inquiry because of circumstances beyond his control.

The Commissioner may issue an "advance ruling certificate" to the effect that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act or may issue a "no-action" letter following a notification or voluntary submission. If the Commissioner issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions, and no application may be made to the Competition Tribunal for an order under Section 92 of the Competition Act solely on the basis of information that is the same, or substantially the same, as the information on the basis of which the certificate was issued, if the merger is substantially completed within one year of the issuance of the certificate. Where no such certificate is issued, the Commissioner may apply for an order under Section 92 of the Competition Act up to three years after a merger is substantially completed.

The Offeror intends to file a request for an advance ruling certificate and may, if necessary, file a short-form pre-merger notification.

The Offeror does not currently intend to take up and pay for Meota Shares deposited pursuant to the Offer unless the waiting period under the Competition Act has expired or the Commissioner has issued an advance ruling certificate or a no action letter in respect of the transaction.

SOURCE OF FUNDS

If the Offeror acquires all of the Meota Shares under the Offer and if a sufficient number of shares are tendered for cash consideration under the Offer, the Offeror will pay an aggregate of

$27,821,568 under the Offer (plus the additional cash amount in respect of Meota Shares issued upon the exercise of options prior to the Expiry Time). The Offeror has funds available to it to fully satisfy its obligations under the Offer through existing credit facilities.

ACQUISITION OF MEOTA SHARES NOT DEPOSITED

Compulsory Acquisition

If, within 120 days after the date hereof, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Meota Shares, other than Meota Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited Meota Shares under the Offer, the Offeror currently intends to acquire the Meota Shares not deposited under the Offer on the same terms as the Meota Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Meota Shares) (in each case, a "Dissenting Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Meota the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Meota Shares held by such Dissenting Offeree to Meota, and must elect either to transfer such Meota Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Meota Shares held by such holder. A Dissenting Offeree who does not within 20 days after the Dissenting Offeree receives the Offeror's Notice notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's Meota Shares is deemed to have elected to transfer such Meota Shares to the Offeror on the same terms that the Offeror acquired Meota Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Meota Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Meota Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Meota referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Meota Shares to the Offeror on the terms that the Offeror acquired Meota Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Meota Shares could be more or less than the amount paid under the Offer.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

Compelled Acquisition

If a Shareholder does not receive the Offeror's Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder's Meota Shares on the terms of the Offer (a "Compelled Acquisition").

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. Section 206.1 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transactions

If a compulsory acquisition is not available or if the Offeror elects not to proceed by way of a compulsory acquisition, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Meota Shares (the Meota Shares not deposited under the Offer) by causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (collectively referred to herein as a "subsequent acquisition transaction") involving the Offeror, or an affiliate of the Offeror, and Meota and/or the Shareholders for the purpose of Meota becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror. At any meeting of shareholders called to consider a subsequent acquisition transaction, the Offeror will cause the Meota Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. Any Meota Shares acquired by the Offeror pursuant to any market purchases cannot be counted as part of any minority approval.

The timing and details of any subsequent acquisition transaction would necessarily depend upon a variety of factors, including the number of Meota Shares acquired pursuant to the Offer. In any subsequent acquisition transaction, the holders of Meota Shares or other securities of Meota, other than the Offeror and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of Meota, may be equal to, higher or lower than the value of the consideration offered under the Offer.

The tax consequences to a Shareholder of a subsequent acquisition transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

The methods described above of acquiring the Meota Shares not acquired by the Offeror pursuant to the Offer, other than the statutory compulsory acquisition under the CBCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations"), Policy Q-27 and OSC Rule 61-501. Under the Regulations and Policy Q-27, any subsequent acquisition transaction would be a "going private transaction" if it would result in the interest of the holder of Meota Shares or securities convertible into or exchangeable for Meota Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Meota, a successor to the business of Meota, another issuer that controls Meota or an issuer that controls a successor to the business of Meota. In contrast, under OSC Rule 61-501, subject to certain exceptions, a subsequent acquisition transaction may constitute a "going private transaction" if it would result in the interest of a beneficial owner of Meota Shares being terminated without the beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. In addition, in certain circumstances, the provisions of Policy Q-27 may also deem certain types of subsequent acquisition transactions to be "related party transactions". The Offeror expects that any subsequent acquisition transaction will be a going private transaction under the Regulations, OSC Rule 61-501 and Policy Q-27 and a related party transaction for the purposes of Policy Q-27. Under OSC Rule 61-501, any subsequent acquisition transaction may also constitute a related party transaction, however, under OSC Rule 61-501, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

Policy Q-27 and OSC Rule 61-501 require that, in any subsequent acquisition transaction constituting a going private transaction (or a related party transaction in the case of Policy Q-27), a formal valuation be prepared of (i) the Meota Shares and, subject to certain limited exceptions in the case of OSC Rule 61-501, any non-cash consideration being offered for the Meota Shares, and (ii) in the case of Policy Q-27, the Convertible Securities and any non-cash consideration being offered therefor, and that a summary of such valuation be provided to the holders of the Meota Shares and, in the case of Policy Q-27, the holders of Convertible Securities.

Under OSC Rule 61-501, a subsequent acquisition transaction constituting a going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. The Offeror currently intends that the consideration offered under any subsequent acquisition transaction prepared by it would be identical to the consideration offered under the Offer and, accordingly, the Offeror expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501. In respect of the valuation requirements in Policy Q-27, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Policy Q-27 exempting the Offeror or Meota, as appropriate, from the valuation requirements under Policy Q-27 in connection with any subsequent acquisition transaction.

Depending on the nature and terms of the subsequent acquisition transaction, the provisions of the CBCA may require approval of the subsequent acquisition transaction by at least two-thirds of the votes cast by holders of Meota Shares. Policy Q-27 also requires that, in addition to any other required securityholder approval, in order to complete a going private transaction or related party transaction, the approval of a simple or two-thirds majority (depending on the nature of the transaction and the nature and value of the consideration offered) of the votes cast by "minority" holders of the Meota Shares and the Convertible Securities be obtained. The necessary level of security holder approval required with respect to a going private transaction is a simple majority of the "minority" vote unless: (i) the consideration to be paid is payable wholly or partly other than in cash or in the right to receive cash within 35 days of the approval of the going private transaction; or (ii) the consideration is less in amount than the per security value or the simple average of the high and low ends of the range of per security values arrived at by the formal valuation, in which cases, a two-thirds majority of the "minority" vote is required. In the case of a related party transaction, a simple majority of the "minority" vote is required unless, in the case of a related party transaction where a formal valuation is required, the value of the consideration to be paid is less than the value or the simple average of the high and low ends of the range of values arrived at by the formal valuation, in which case a two-thirds majority of the "minority" vote is required. OSC Rule 61-501 similarly requires that a going private transaction be approved by the majority of the votes cast by "minority" holders of the Meota Shares, but in contrast to Policy Q-27, a simple majority of the "minority" vote is required in all circumstances.

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ as required, all holders of Meota Shares other than the Offeror, any "interested party" or any person or company who is a "related party" of the Offeror for the purposes of Policy Q-27 and OSC Rule 61-501 including any directors, officers or other insiders of the Offeror, any person or company who is a "related party" of an "interested party" for the purposes of Policy Q-27 and OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing.

Under Policy Q-27, the Offeror may treat Meota Shares acquired pursuant to the Offer, other than Meota Shares tendered to the Offer pursuant to a pre-tender agreement by persons who participated in the negotiation of the Offer, as "minority" shares and vote them, or consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private (or related party) transaction is at least equal in value to the consideration paid under the Offer. All of the Meota Shares which are subject to the Lock-up Agreements may be subject to the foregoing exception. If necessary, the Offeror intends to seek discretionary relief from the CVMQ so that all Meota Shares tendered to the Offer by the directors, senior officers and major shareholders of Meota who entered into a Lock-up Agreement may be counted as "minority" shares for purposes of Policy Q-27. Under OSC Rule 61-501, the Offeror may treat all Meota Shares acquired pursuant to the Offer, excluding the Meota Shares currently owned by directors, officers and insiders of the Offeror and their associates and affiliates, as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the subsequent acquisition transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and certain other requirements are met. the Offeror currently intends that the consideration offered under any subsequent acquisition transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expect to treat Meota Shares acquired pursuant to the Offer, except for the Meota Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any subsequent acquisition transaction. Under Policy Q-27 and OSC Rule 61-501, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Meota Shares at the time the subsequent acquisition transaction is initiated (or proposed in the case of OSC Rule 61-501), the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a subsequent acquisition transaction were to be consummated, holders of Meota Shares, under the CBCA, may have the right to dissent and demand payment of the fair value of such Meota Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Meota Shares. The fair value of Meota Shares so determined could be more or less than the amount paid per Meota Share pursuant to the subsequent acquisition transaction or the Offer. Any such judicial determination of the fair value of the Meota Shares could be based upon considerations other than, or in addition to, the market price of the Meota Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If the Offeror proposes a subsequent acquisition transaction but cannot promptly obtain any required approval, or otherwise does not complete a subsequent acquisition transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Meota Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Meota Shares. Any additional purchases of Meota Shares could be at a price greater than, equal to or less than the price to be paid for the Meota Shares under the Offer and could be for cash and/or Trust Units or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Meota Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by the Offeror, which may vary from the price paid for Meota Shares under the Offer.

Judicial Developments

Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

FINANCIAL ADVISOR AND DEALER MANAGERS

The Offeror has retained Scotia Capital Inc. ("Scotia Capital") to act as its financial advisor in connection with the Offer. The Offeror has engaged the services of Scotia Capital and National Bank Financial Inc. ("National Bank") to act as Dealer Managers in connection with the Offer. Scotia Capital and National Bank will be reimbursed by the Offeror for reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities, including liabilities under securities laws. Scotia Capital and National Bank render various investment banking, commercial banking and other advisory services to the Trust and its affiliates and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from the Trust and its affiliates.

Scotia Capital and National Bank will form and manage a soliciting group (the "Soliciting Dealer Group") to solicit acceptances of the Offer by Shareholders. The Soliciting Dealer Group will include members of the Investment Dealers Association of Canada and the TSX. The Offeror will pay to any member of the Soliciting Dealer Group whose name appears on the designated place on a duly executed and delivered Letter of Transmittal accompanying a deposit of Meota Shares, a solicitation fee of $0.03 per Meota Share deposited and taken up and paid for pursuant to the Offer, provided the solicitation fee in respect of any single depositing beneficial owner of Meota Shares shall not be less than $85.00 nor more than $1,500.00 (provided that in the case of a beneficial owner of less than 2,000 Meota Shares which are deposited to the Offer, no solicitation fee is payable). No solicitation fee will be paid with respect to the deposit of Meota Shares by any Locked-up Shareholder.

Meota Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Meota Shares directly to the Depositary or by utilizing the services of the Dealer Managers or any member of the Soliciting Dealer Group.

DEPOSITARY

Computershare Trust Company of Canada has been engaged as the Depositary for the receipt of certificates in respect of Meota Shares and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from the Trust for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel to the Trust, Provident and the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to Meota Shareholders who dispose of their Meota Shares pursuant to the Offer or pursuant to a compulsory acquisition or a subsequent acquisition transaction described under "Acquisition of Meota Shares Not Deposited" in the Circular, and who, for the purposes of the Tax Act and at all relevant times, hold their Meota Shares and will hold their Trust Units or Exchangeable Shares, as the case may be, as capital property and deal at arm's length with the Offeror and Meota (each a "Holder"). Generally, the Meota Shares, Trust Units or Exchangeable Shares, as the case may be, will be considered to be capital property to a holder thereof provided such holder does not hold such securities in the course of carrying on a business of trading or dealing in securities and did not acquire such securities in one or more transactions considered to be an adventure in the nature of trade. Certain holders whose Meota Shares or Trust Units, as the case may be, might not otherwise qualify as capital property may be able to obtain such qualification by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder of Meota Shares that is a "financial institution" as defined in the Tax Act for the purposes of the mark-to-market rules or to a holder any interest in which is a "tax shelter investment" as defined in the Tax Act. This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). Other than the Proposed Amendments, the summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of any country other than Canada or of any province or territory of Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of their Meota Shares pursuant to the Offer or any Subsequent Acquisition Transaction, having regard to their particular circumstances.

The summary assumes that the Trust currently qualifies, and will continue to qualify at all material times, as a mutual fund trust within the meaning of the Tax Act. Counsel has been advised that the Trust intends to continue to so qualify at all material times.

Residents of Canada

This portion of the summary applies to a Holder who, at all relevant times, is resident in Canada for the purposes of the Tax Act.

The Offer

Exchange of Meota Shares for Cash and Trust Units

A Holder who exchanges Meota Shares for Trust Units, cash or a combination of Trust Units and cash pursuant to the Offer generally will realize a capital gain (or capital loss) equal to the amount by which the fair market value, at the time of the exchange, of the Trust Units and cash received by the Holder, net of any reasonable costs incurred by the Holder in connection with the exchange, exceeds (or is less than) the adjusted cost base to the Holder of such Meota Shares. In the case of a Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Holder on the Meota Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Holder of such Trust Units will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Holder at that time as capital property to determine the adjusted cost base to the Holder of each Trust Unit.

Exchange of Meota Shares for Exchangeable Shares and Ancillary Rights

Non-Rollover Transaction

A Holder who exchanges Meota Shares for Exchangeable Shares and Ancillary Rights, or a combination of Exchangeable Shares and Ancillary Rights, Trust Units, and cash, will, unless the Holder is an Eligible Holder and makes a joint election under subsection 85(1) or 85(2) of the Tax Act as discussed below, generally realize a capital gain (or capital loss) equal to the amount by which the sum of (i) the fair market value of the Exchangeable Shares, (ii) the fair market value of the Ancillary Rights, (iii) the fair market value of the Trust Units, and (iv) the amount of cash, received by the Holder on the exchange, net of any reasonable costs incurred by the Holder in connection with the exchange, exceeds (or is less than) the adjusted cost base to the Holder of such Meota Shares. In the case of a Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Holder on the Meota Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Holder of the Exchangeable Shares, Ancillary Rights and Trust Units received on the exchange will be equal to their respective fair market values at the time of the exchange. The cost of any such Trust Units will be averaged with the adjusted cost base of all other Trust Units held by the Holder at that time as capital property to determine the adjusted cost base to the Holder of each Trust Unit.

Rollover Transaction

A Holder who is an Eligible Holder and who exchanges Meota Shares for Exchangeable Shares and Ancillary Rights, or a combination of Exchangeable Shares and Ancillary Rights, Trust Units, and cash, may make a joint election with the Offeror pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the amount specified in that election (the "Elected Amount") and the adjusted cost base to the Holder of such Meota Shares at the time of the Exchange. Provided that the adjusted cost base to the Holder of the Meota Shares equals or exceeds the fair market value of the Ancillary Rights and any Trust Units and cash acquired by the Holder on the exchange, the Holder may elect so as not to realize any capital gain for the purposes of the Tax Act on the exchange.

Only Holders who are Eligible Holders may make an election.

In order to make an election, a Holder must provide to the Depositary on behalf of the Offeror, two signed copies of the necessary election on or before 120 days after the Expiry Time, duly completed with the details of the number of Meota Shares transferred and the applicable Elected Amount for the purposes of the election. Subject to the election form complying with the provisions of the Tax Act (and, if applicable, any provincial tax legislation), the form will be returned to the Holder, signed by the Offeror, for filing by the Holder with the CCRA (and, if applicable, provincial tax authority).

The relevant tax election form is CCRA form T2057 (or, if the Holder is a partnership, CCRA form T2058). For Holders required to file in Quebec, Quebec form TP-518V (or, if the Holder is a partnership, Quebec form TP-529V) will also be required. A tax election package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Depositary. A Holder interested in making such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Offer and Circular in the space provided therein and a tax election package will be sent to such Holder.

Where Meota Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of CCRA form T2057 (and where applicable, the corresponding Quebec form) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Meota Shares are held as partnership property, a partner designated by the partnership must file one copy of CCRA form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Quebec taxation authorities). Such CCRA form T2058 (and Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made, the Elected Amount must comply with the following rules:

1. The Elected Amount may not be less than the fair market value of the Ancillary Rights and any Trust Units and cash received by the Holder on the exchange.

2. The Elected Amount may not be less than the lesser of the adjusted cost base to the Holder of the Meota Shares, determined immediately before the time of the exchange, and the fair market value of the Meota Shares at that time.

3. The Elected Amount may not exceed the fair market value of the Meota Shares at the time of the exchange.

Where a Holder and the Offeror make a joint election, the tax treatment to the Holder generally will be as follows:

1. The Holder will be deemed to dispose of the Meota Shares for proceeds of disposition equal to the Elected Amount.

2. If such deemed proceeds of disposition are equal to the adjusted cost base to the Holder of the Meota Shares immediately before the exchange, net of any reasonable costs incurred by the Holder in connection with the exchange, the Holder will not realize any capital gain or capital loss on the exchange.

3. If such deemed proceeds of disposition exceed (or are less than) the adjusted cost base to the Holder of the Meota Shares immediately before the exchange, net of any reasonable costs incurred by the Holder in connection with the exchange, the Holder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall). In the case of a Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Holder on the Meota Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below.

4. The cost to the Holder of the Ancillary Rights and any Trust Units received on the exchange will be equal to the respective fair market values thereof at that time, and the cost to the Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the fair market value of the Ancillary Rights and any Trust Units and cash received by the Holder on the exchange.

The Offeror will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Holder and subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither the Offeror nor the Depositary will be responsible for the proper completion or filing of any election, and the Holder will be solely responsible for the proper filing of the election and, if applicable, the payment of any late filing penalty. The Offeror agrees only to execute any properly completed election and to forward such election by mail (within 60 days after the receipt thereof by the Depositary) to the Holder. With the exception of execution of the election by the Offeror, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount, will be the sole responsibility of the Holder making the election. Accordingly, neither the Offeror nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CCRA (and, where applicable, the Ministère du Revenue du Québec) to accept a tax election without a late filing penalty being paid by a Holder, the election must be received by such revenue authority on or before the day that is the earliest of the days on or before which either the Offeror or the Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Offeror's taxation year is scheduled to end December 31, 2002. Thus, where the exchange occurs in 2002, the tax election will, in the case of a Holder who is an individual, generally have to be received by the CCRA (and, if applicable, the Ministère du Revenue du Québec) no later than April 30, 2003 (being, generally, the last day for an individual to file an income tax return for the 2002 taxation year). Holders other than individuals are urged to consult their own advisers as soon as possible concerning the deadlines applicable in their own particular circumstances. **However, regardless of such deadline, the tax election forms of a Holder must be received by the Depositary no later than the 120th day after the Expiry Time. Because the Offeror has agreed to execute and return the election to the Holder within 60 days of its receipt by the Depositary, to avoid late filing penalties certain Holders may be required to forward their tax election forms to the Depositary earlier than the 120th day after the Expiry Time.**

Any Holder who does not ensure that the Depositary has received a duly completed election on or before the 120th day after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act. Accordingly, all Holders who wish to enter into an election with the Offeror should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal and Election Form. Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. Holders wishing to make the election should consult their own tax advisers. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

For these purposes, a Holder will be required to determine the fair market value of the Ancillary Rights received on the exchange on a reasonable basis. The Offeror is of the view, and has advised counsel, that the Ancillary Rights have only nominal value. The tax election forms will be executed by the Offeror on the basis that the fair market value of the Ancillary Rights is a nominal amount per

Exchangeable Share issued on the exchange. Such amount will be provided to Holders in the letter of instructions included in the tax election package. Such determinations of value are not binding on the CCRA and counsel can express no opinion on matters of factual determination such as this.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in the income of the Holder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year may be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6q% on certain investment income, including taxable capital gains.

Redemption or Exchange of Exchangeable Shares

On the redemption (including a retraction) of an Exchangeable Share by the Offeror, the Holder of the Exchangeable Share will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the Holder from the Offeror on the redemption, plus the amount, if any, of declared and unpaid dividends on the Exchangeable Share paid to the Holder at the time (the "Dividend Amount") (together the "Redemption Proceeds") exceeds the paid-up capital (for purposes of the Tax Act) at that time of the Exchangeable Share.

In the case of a Holder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Holder that is a corporation, other than a "specified financial institution" as defined in the Tax Act, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will normally be deductible in computing its taxable income. In some circumstances, the amount of any dividends received or deemed to be received by a Holder that is a corporation may be treated as proceeds of disposition and not as a dividend.

In the case of a Holder that is a specified financial institution, such a dividend will not be deductible in computing its taxable income unless either (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution, or (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a prescribed stock exchange in Canada and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (and is not deemed to receive) dividends in respect of more than ten percent of the issued and outstanding Exchangeable Shares. Counsel has been advised by the Trust and the Offeror that there is no current intention to list the Exchangeable Shares on a prescribed stock exchange in Canada.

A Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable to pay a refundable tax under Part IV of the Tax Act of 333%

on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Holder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the ten percent tax under Part IV.I of the Tax Act.

On the redemption, the Holder will also be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of such deemed dividend. The Holder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Holder in connection with the redemption, exceed (or are less than) the aggregate adjusted cost base to the Holder of the Exchangeable Share and Ancillary Rights. In the case of a Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Holder on the Exchangeable Shares, including any dividend that is deemed to be received by the Holder on the redemption, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" above.

On the exchange of an Exchangeable Share and related Ancillary Rights by the Holder thereof with the Trust for Trust Units the Holder generally will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Trust Units received by the Holder on the exchange, plus the Dividend Amount, if any, net of any reasonable costs incurred by the Holder in connection with the exchange, exceed (or are less than) the aggregate adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights. In the case of a Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Holder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Holder of Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Holder at that time as capital property to determine the adjusted cost base to the Holder of each Trust Unit.

Ancillary Rights and Call Rights

A Holder will be required to determine the fair market value of the Ancillary Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

(a) the proceeds of disposition of the Holder's Meota Shares pursuant to the Offer (subject to the effect of an election by the Holder under section 85 of the Tax Act);

(b) the cost to the Holder of the Exchangeable Shares and Ancillary Rights received by the Holder pursuant to the Offer; and

(c) the Holder's proceeds of disposition in respect of the grant of the Call Rights by the Holder.

The Trust and the Offeror are of the view, and have advised counsel, that the Ancillary Rights and the Call Rights will have only nominal value. If that view is correct, a Holder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CCRA, and counsel can express no opinion on factual matters such as this.

If the CCRA successfully asserts that the Ancillary Rights have more than nominal value, such greater value must be taken into account in determining the proceeds of disposition of the Holder's Meota Shares, the proceeds of disposition deemed to be received by the Holder in respect of the grant of the Call Rights by the Holder, the Elected Amount in any joint election made by the Holder and the adjusted cost base to the Holder of the Exchangeable Shares. If the CCRA successfully asserts that the Call Rights have more than nominal value, the Holder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof attributable to the grant of the Ancillary Rights) will be included in computing the adjusted cost base of the Exchangeable Shares to the Holder.

Acquisition of Meota Shares not Deposited Under the Offer

As discussed under "Acquisition of Meota Shares Not Deposited" in the Circular, the Offeror may, in certain circumstances, acquire Meota Shares not deposited under the Offer pursuant to a compulsory acquisition. A Holder whose Meota Shares are acquired by the Offeror pursuant to a compulsory acquisition generally will realize a capital gain (or capital loss) calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Meota Shares pursuant to the Offer.

If the Offeror is unable to use a compulsory acquisition, the Offeror may propose a subsequent acquisition transaction as described under "Acquisition of Meota Shares Not Deposited" in the Circular. The tax consequences of such a transaction to a Holder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. A Holder may realize a capital gain (or a capital loss) and/or a deemed dividend.

Certain Tax Considerations Regarding Trust Units

For the purpose of computing the adjusted cost base to a Holder of Trust Units, the cost of Trust Units acquired by the Holder pursuant to the Offer or as a result of a Subsequent Acquisition Transaction must be averaged with the adjusted cost base to the Holder of all other Trust Units that are capital property to the Holder and that were owned immediately before such acquisition. The cost to the Holder of such Trust Units will be equal to the fair market value thereof at the time of the exchange.

Qualification for Exempt Plans

Trust Units

The Trust Units are qualified investments under the Tax Act for Exempt Plans. In addition, based on representations of the Offeror and the Trust as to certain factual matters, the Trust Units are not foreign property to Exempt Plans or other Holders subject to Part XI of the Tax Act.

Exchangeable Shares

The Trust and the Offeror have advised counsel that there is no current intention to list the Exchangeable Shares on a prescribed stock exchange in Canada. Accordingly, the Exchangeable Shares may not be qualified investments under the Tax Act for Exempt Plans. If a Holder that is a registered retirement savings plan or registered retirement income fund acquires Exchangeable Shares, and such

Exchangeable Shares are not a qualified investment for such plans, the fair market value of such Exchangeable Shares at that time will be included in the income of the person who is the annuitant under the plan. If a Holder that is a deferred profit sharing plan acquires Exchangeable Shares, and such Exchangeable Shares are not a qualified investment for such a plan, the plan will be subject to a special tax equal to the fair market value of such Exchangeable Shares at that time. If a Holder that is a registered education savings plan acquires Exchangeable Shares, and such Exchangeable Shares are not a qualified investment for such a plan, the plan may be revoked.

Ancillary Rights

The Ancillary Rights will not be qualified investments under the Tax Act for Exempt Plans. If a Holder that is a registered retirement savings plan or registered retirement income fund acquires Ancillary Rights, the fair market value of such Ancillary Rights at that time will be included in the income of the person who is the annuitant under the plan. If a Holder that is a deferred profit sharing plan acquires Ancillary Rights, the plan will be subject to a special tax equal to the fair market value of such Ancillary Rights at that time. The Trust and the Offeror are of the view, and have advised counsel, that the Ancillary Rights will have only nominal value. However, such determinations of value are not binding on the CCRA, and counsel can express no opinion on matters of factual determination such as this. If a Holder that is a registered education savings plan acquires Ancillary Rights, the plan may be revoked even if the Ancillary Rights have only nominal value.

Holders who are Exempt Plans and who wish to elect to receive Exchangeable Shares (and Ancillary Rights) should consult their own tax advisors.

Non-Residents of Canada

This portion of the summary applies to a Holder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Meota Shares in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

The Offer

A Non-Resident Holder who exchanges Meota Shares for Trust Units, cash or a combination of Trust Units and cash pursuant to the Offer generally will not be subject to tax under the Tax Act in respect of any gain realized on such exchange provided the Meota Shares do not constitute "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Holder. Generally, Meota Shares will not constitute taxable Canadian property to a Non-Resident Holder provided the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Meota at any time during the 60-month period that ends at the time of the exchange.

A Non-Resident Holder whose Meota Shares constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the exchange of Meota Shares for Trust Units, cash or a combination of Trust Units and cash pursuant to the Offer in the same manner as a Holder who is resident in Canada, as described above under the heading "Residents of Canada - The Offer - Exchange of Meota Shares for Cash and Trust Units". Such Non-Resident Holder would also be required to file a Canadian income tax return reporting the disposition and, if the disposition results in a capital gain, pay

Canadian income tax in respect of such capital gain at applicable rates (see above under the heading "Residents of Canada - Taxation of Capital Gains and Capital Losses").

Acquisition of Meota Shares Not Deposited Under the Offer

As discussed under "Acquisition of Meota Shares Not Deposited" in the Circular, the Offeror may, in certain circumstances, acquire Meota Shares not deposited under the Offer pursuant to a compulsory acquisition. A Non-Resident Holder whose Meota Shares are acquired by the Offeror pursuant to a compulsory acquisition generally will be subject to the same Canadian tax consequences as described above with respect to a disposition by a Non-Resident Holder of Meota Shares pursuant to the Offer.

If the Offeror is unable to use a compulsory acquisition, the Offeror may propose a subsequent acquisition transaction as described under "Acquisition of Meota Shares Not Deposited" in the Circular. The tax consequences of such a transaction to a Non-Resident Holder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. The Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend. Any such deemed dividend would be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under an applicable bilateral tax treaty. In the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, the rate of withholding tax on such deemed dividend generally would be reduced to 15%.

OWNERSHIP OF SECURITIES OF MEOTA

Except in respect of the Acquisition Agreement and the Lock-up Agreements, neither the Trust, Provident nor the Offeror beneficially own, directly or indirectly, nor do they control or exercise direction over, or have the right to acquire, any securities of Meota. To the best of the knowledge of the directors and senior officers of Provident and the Offeror, no securities of Meota are owned or controlled by any associate or affiliate of the Trust, Provident or the Offeror or by any director or senior officer of Provident or the Offeror or any associate of them or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Trust, Provident or the Offeror, and no person acting jointly or in concert with the Trust, Provident or the Offeror, owns or exercises control or direction over any securities of Meota, except as set forth below:

Name	Number of Securities
Cameron G. Vouri Vice President, Production Operations	1,000

TRADING IN SECURITIES OF MEOTA

No securities of Meota have been traded during the six-month period preceding the date of the Offer by Provident, the Offeror or the Trust or by directors or senior officers of Provident or the Offeror or, to the knowledge of the directors and senior officers of Provident and the Offeror after reasonable inquiry, by associates or affiliates of Provident, the Offeror or the Trust or by associates of the directors or senior officers of Provident or the Offeror or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Provident, the Offeror or the Trust or by any person acting jointly or in concert with Provident, the Trust or the Offeror, except as set forth below:

Name	Date	Number of Securities and Nature of Trade	Sale/Purchase Price per Security
Cameron G. Vouri Vice President, Production Operations	August 13, 2002	Purchase of 1,000 Meota Shares	$4.24

The Offeror has no present intention to acquire beneficial ownership of Meota Shares while the Offer is outstanding other than pursuant to the Offer. However, the Offeror reserves the right to, and may acquire (or cause an affiliate to acquire) Meota Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time prior to the Expiry Time. The Offeror will not make any purchases of Meota Shares through the facilities of the TSX during the Offer Period until the third clear trading day following the date of the Offer. If the Offeror should acquire Meota Shares by making purchases through the facilities of the TSX during the Offer Period, the Meota Shares so purchased shall be counted in any determination as to whether the Minimum Acceptance Condition has been fulfilled. The aggregate number of Meota Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Meota Shares as of the date of the Offer.

Although the Offeror has no present intention to sell Meota Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell Meota Shares after the Expiry Time.

COMMITMENTS TO ACQUIRE SECURITIES

None of the Trust, Provident, the Offeror, their directors or senior officers, nor to the knowledge of Provident and the Offeror, after reasonable inquiry, any associates of the directors or senior officers or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Trust, Provident or the Offeror or by any person acting jointly or in concert with the Trust, the Offeror or Provident has entered into any commitments to acquire equity securities of Meota except for the Meota Shares to be acquired pursuant to the Offer.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no arrangements or agreements made or proposed to be made between the Trust, Provident or the Offeror and any of the directors or senior officers of Meota and no payments or other benefits are proposed to be made or given by Provident, the Offeror or the Trust to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

Other than as provided in the Lock-up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Provident, the Offeror or the Trust and any securityholder of Meota with respect to the Offer or between Provident, the Offeror or the Trust and any person or company with respect to any securities of Meota in relation to the Offer.

ACCEPTANCE OF THE OFFER

Pursuant to the Lock-up Agreements, certain shareholders of Meota and their respective associates, intend to deposit to the Offer all Meota Shares which are owned or over which control or direction is exercised by such persons. Other than the foregoing, Provident, the Offeror and the Trust have no knowledge regarding whether any other Meota Shareholders will accept the Offer.

MATERIAL CHANGES AND OTHER INFORMATION

Neither Provident, the Offeror nor the Trust is aware of any information which indicates any material change in the affairs of Meota since the date of the last published financial statements of Meota, being the unaudited consolidated financial statements for the six months ended June 30, 2002, other than as has been publicly disclosed by Meota.

Neither Provident, the Offeror nor the Trust has knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Meota Shareholders to accept or reject the Offer.

BENEFITS FROM THE OFFER

To the knowledge of Provident, the Offeror and the Trust, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Meota, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Meota or any person acting jointly or in concert with Provident, the Offeror or the Trust, other than those that will accrue to a holder of Meota Shares generally.

LEGAL MATTERS

Certain legal matters on behalf of Provident, the Offeror and the Trust will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by, Macleod Dixon LLP, Calgary, Alberta, counsel to the Trust, Provident and the Offeror. The partners and associates of Macleod Dixon LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Trust Units.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of Meota Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Meota Shares. However, such rights must be exercised with prescribed time limits. Holders of Meota Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to Meota Shareholders has been authorized by the Board of Directors of Provident Acquisitions Inc.

The foregoing, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Québec).

DATED: August 26, 2002

(Signed) Thomas W. Buchanan
Chief Executive Officer

(Signed) Mark N. Walker
Vice President, Finance
and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Mike H. Shaikh
Director

(Signed) Byron J. Seaman
Director

APPENDIX "A"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Compilation Report

To the Trustee of
Provident Energy Trust and the
Directors of Provident Acquisitions Inc.

We have reviewed as to the compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Provident Energy Trust** (the "Trust") as at June 30, 2002 and the unaudited pro forma consolidated statement of operations of the Trust for the six month period ended June 30, 2002 and for the year ended December 31, 2001, which have been prepared for inclusion in the offer and take-over bid circular dated August 26, 2002 relating to the offer by Provident Acquisitions Inc. to purchase all of the issued and outstanding common shares of Meota Resources Corp. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1, 2, 3, 4, 5 and 6 thereto of the June 30, 2002 unaudited pro forma consolidated financial statements and the December 31, 2001 unaudited pro forma consolidated statement of operations. These financial statements are the responsibility of the Trust's management.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
August 26, 2002

PROVIDENT ENERGY TRUST

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

As at June 30, 2002

(in thousands of Canadian dollars)

Assets	Provident Energy Trust	Meota Resources Corp.	Pro forma adjustments	Combined
Current assets				
Cash	$ 69	$ -	$ -	$ 69
Accounts receivable	31,785	12,502	-	44,287
Current portion of deferred hedging settlements	4,594		-	4,594
Prepaids	608	2,462	-	3,070
	37,056	14,964	-	52,020
Deferred hedging settlements	335	-	-	335
Cash reserve for future site reclamation	286	-	-	286
Property, plant and equipment	456,976	183,824	304,014	944,814
	$494,653	$198,788	$304,014	$997,455
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$ 34,850	$ 12,637	$ -	$ 47,487
Cash distribution payable to unitholders	6,206	-	-	6,206
Current portion of deferred lease obligation	316	-	-	316
Bank debt	93,800	-	112,709	206,509
Due to a related party	204	-	-	204
	135,376	12,637	112,709	260,722
Long-term debt	-	70,928	(70,928)	-
Provision for future site restoration	8,526	1,316	-	9,842
Deferred lease obligation	78	-	-	78
Future income taxes	69,463	9,003	139,000	217,466
Unitholders' Equity				
Capital contributions	329,648	-	228,137	557,785
Share capital	-	50,606	(50,606)	-
Convertible debentures	61,279	-	-	61,279
Management fee	4,747	-	-	4,747
Accumulated (loss) earnings	(43,480)	54,298	(54,298)	(43,480)
Accumulated cash distributions	(69,486)	-	-	(69,486)
Accumulated interest on convertible debentures	(1,498)	-	-	(1,498)
	281,210	104,904	123,233	509,347
	$494,653	$198,788	$304,014	$997,455

PROVIDENT ENERGY TRUST

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Month Period Ended June 30, 2002

(in thousands of Canadian dollars)

	Provident Energy Trust $	Richland Petroleum Corp. $	Richland adjustments $	Acquired Properties $	Acquired Properties adjustments $	Meota Resources Corp. $	Meota adjustments $	Combined $
Revenue								
Gross production revenue	77,764	2,252	-	7,621	-	48,469	-	136,106
Other income	170	-	-	-	-	-	-	170
Less: Royalties (net of ARTC)	16,272	328	-	1,022	-	11,399	250	29,271
	61,662	1,924	-	6,599	-	37,070	(250)	107,005
Expenses								
Production	21,356	1,457	-	1,143	-	11,036	-	34,992
General and Administrative	3,225	200	-	-	150	1,568	-	5,143
Cash management fees	910	-	9	-	109	-	516	1,544
Non-cash management fees	4,747	-	-	-	-	-	-	4,747
Interest	2,001	187	53	-	750	1,345	1,040	5,376
Depletion, depreciation and amortization	34,298	1,195	1,000	-	3,474	12,032	23,000	74,999
	66,537	3,039	1,062	1,143	4,483	25,981	24,556	126,801
Income (loss) before taxes	(4,875)	(1,115)	(1,062)	5,456	(4,483)	11,089	(24,806)	(19,796)
Capital taxes	1,298	31	-	-	-	420	-	1,749
Future income tax expense (recovery)	(8,689)	(468)	(446)	-	409	5,433	(10,419)	(14,180)
	(7,391)	(437)	(446)	-	409	5,853	(10,419)	(12,431)
Net income (loss) for the period	2,516	(678)	(616)	5,456	(4,892)	5,236	(14,387)	(7,365)

Net income (loss) per unit – basic	$(0.13)
Net income (loss) per unit – diluted	$(0.13)

PROVIDENT ENERGY TRUST

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Trust adjustments $	Maxx Petroleum Ltd. $	Maxx adjustments $	Richland Petroleum Corp. $	Richland adjustments $	Acquired Properties $	Acquired Properties adjustments $	Meota Resources Corp. $	Meota adjustments $	Combined $
Revenue											
Gross production revenue	78,311	12,348	35,487	(1,930)	87,573	(2,903)	45,971	-	107,653	-	362,510
Less: Royalties (net of ARTC)	13,036	1,969	8,816	(348)	22,041	(128)	9,786	-	24,207	500	79,879
	65,275	10,379	26,671	(1,582)	65,532	(2,775)	36,185	-	83,446	(500)	282,631
Expenses											
Production	20,416	1,909	8,418	(317)	13,159	(535)	10,138	-	20,293	-	73,481
General and Administrative	3,418	618	1,677	-	3,889	-	-	400	2,321	-	12,323
Cash management fees	1,153	169	-	340	-	1,003	-	521	-	1,253	4,439
Interest	2,671	484	621	907	4,597	-	-	3,000	3,250	2,500	18,030
Reorganization/(other)	-	-	1,297	-	(301)	-	-	-	-	-	996
Depletion, depreciation and amortization	135,053	2,806	7,923	8,373	33,175	9,100	-	16,210	17,920	39,000	269,560
	162,711	5,986	19,936	9,303	54,519	9,568	10,138	20,131	43,784	42,753	378,829
Income (loss) before taxes	(97,436)	4,393	6,735	(10,885)	11,013	(12,343)	26,047	(20,131)	39,662	(43,253)	(96,198)
Capital taxes	1,178	242	253	-	964	-	-	-	547	-	3,184
Current income taxes	-	-	-	-	2,507	(838)	-	-	-	-	1,669
Future income tax expense (recovery)	(51,759)	1,871	2,869	(4,637)	3,555	(5,184)	-	2,485	16,768	(18,166)	(52,198)
	(50,581)	2,113	3,122	(4,637)	7,026	(6,022)	-	2,485	17,315	(18,166)	(47,345)
Net income (loss) for the year	(46,855)	2,280	3,613	(6,248)	3,987	(6,321)	26,047	(22,616)	22,347	(25,087)	(48,853)

Net income (loss) per unit – basic	$(0.90)
Net income (loss) per unit – diluted	$(0.90)

(in thousands of Canadian dollars)

1. Basis of Presentation

The pro forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of Maxx Petroleum Ltd. ("Maxx"), Richland Petroleum Corporation ("Richland") and Meota Resources Corp. ("Meota") and to give effect to the purchase of certain oil and gas assets (the "Property Purchase"). Maxx, Richland and Meota have been involved in oil and gas exploration, development and production in Canada. These pro forma consolidated financial statements have been prepared for inclusion in the offer of the Trust dated August 26, 2002 to purchase the outstanding common shares of Meota.

The June 30, 2002 pro forma consolidated financial statements have been prepared from:

(a) Provident's unaudited consolidated financial statements as at June 30, 2002 and for the six months then ended.

(b) Richland's unaudited consolidated financial statements as at January 16, 2002 and for the 16 days then ended with related adjustments.

(c) Unaudited schedule of revenues and expenses for selected properties for the acquired properties for the period January 1, 2002 to March 31, 2002 with related adjustments.

(d) Meota's unaudited consolidated financial statements as at June 30, 2002 and for the six months then ended with related adjustments.

The December 31, 2001 pro forma consolidated statement of operations has been prepared from:

(e) Maxx's unaudited consolidated statement of operations for the period January 1, 2001 to May 25, 2001.

(f) Provident's audited consolidated financial statements as at and for the period ended December 31, 2001 with related adjustments.

(g) Richland's audited consolidated financial statements as at and for the year ended December 31, 2001 with related adjustments.

(h) The audited schedule of revenue and expenses for selected properties for the year ended December 31, 2001 with related adjustments.

(i) Meota's audited consolidated financial statements as at and for the year ended December 31, 2001 with related adjustments.

In the opinion of the management of Provident, the pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The June 30, 2002 pro forma consolidated balance sheet gives effect to the transactions as if the transactions occurred on June 30, 2002; the June 30, 2002 and

December 31, 2001 pro forma consolidated statements of operations give effect to the transactions as if they occurred on January 1, 2002 and January 1, 2001 respectively.

The pro forma consolidated financial statements may not be indicative of the results of operations of the Trust which will be obtained upon completion of the arrangements. In preparing the pro forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets. The purchase price allocation for Meota and Richland are based on estimates and the actual allocation could vary from these estimates.

The pro forma consolidated financial statements should be read in conjunction with the published audited December 31, 2001 consolidated financial statements of Provident, Meota and Richland, the unaudited June 30, 2002 consolidated financial statements of Meota and Provident, and the December 31, 2001 audited schedule of revenues and expenses in respect of the Property Purchase.

2. Acquisition of Maxx

On March 26, 2001, Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement (the "Plan"). On May 25, 2001, the Maxx shareholders voted in favour of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 trust units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	**$**
Property, plant and equipment	205,240
Working capital deficiency	(10,100)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(1,164)
	126,443
Consideration	
Cash	35,408
Trust Units issued	87,009
Acquisition costs incurred	4,026
	126,443

3. Acquisition of Richland

On November 26, 2001 Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement ("Plan"). On January 15, 2002 the shareholders of Richland voted in favour of the Plan. Provident issued 11,157,225 units with an ascribed value of $98.9 million.

The transaction, effective January 16, 2002, has been accounted for using the purchase method of accounting for acquisitions, with the results of operations included in the consolidated statement of operations and accumulated income from the date of the acquisition. At January 16, 2002, Provident allocated the purchase price to the assets and liabilities of Richland as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	234,064
Fair market value of hedges acquired		10,133
Cash reserved for future site restoration		372
Bank debt		(75,425)
Working capital deficiency		(10,111)
Site restoration		(1,559)
Future income taxes		(54,900)
	$	102,574
Consideration		
Trust units issued	$	98,853
Acquisition costs incurred		3,721
	$	102,574

4. Property Purchase

On March 25, 2002, Provident entered into an agreement of purchase and sale to acquire certain oil and gas properties for a purchase price of $72 million. The net costs of the properties after adjustments and finder's fee is estimated to be $69 million. This purchase was financed by the proceeds from the issuance of convertible debentures and trust units.

5. Acquisition of Meota

On August 12, 2002 Provident and Meota entered into an acquisition agreement whereby Provident would acquire all of the outstanding common shares of Meota by way of a takeover bid. Under the terms of the agreement Provident will acquire the shares for $4.60 per share based on Provident's August 9, 2002 closing price of $11.08 per trust unit. Under the offer, Provident will acquire the shares payable on the basis of 0.415 units per Meota share; or 0.415 exchangeable shares per Meota share subject to a maximum limit of 6,000,000 exchangeable shares; or for $4.60 cash per Meota share to a maximum aggregate cash amount of $27,822. The units and exchangeable shares have an ascribed value of $228,137.

	$
Cash	27,822
Fair value of Provident units and exchangeable shares to be issued	228,137
Costs to retire Meota share options	5,759
Acquisition costs related to the offer	8,200
	269,918
Book value of assets acquired	104,904
Purchase price adjustment – unadjusted	165,014
Adjustment for future income taxes	139,000
Purchase price adjustment – total[1]	304,014

Note:
(1) Allocated to property, plant and equipment

The number of issued and outstanding shares of Meota at the date of the transaction is assumed to be 55,643,000.

Meota's future tax has been adjusted to reflect book values in excess of the tax pools at the date of the transaction.

6. **Pro Forma Adjustments and Assumptions**

(a) The December 31, 2001 pro forma consolidated statement of operations has been prepared as if the conversion to a trust took place on January 1, 2001 and includes the operational results for Founders from the period January 1, 2001 to March 5, 2001. Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year and for the purposes of these statements, the total return fee has not been adjusted. The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate. Interest has been adjusted to reflect the early conversion of the Founder's subordinated debenture.

(b) The June 30, 2002 and December 31, 2001 pro forma consolidated statements of operations has been prepared as if the transactions took place on January 1, 2002 and on January 1, 2001, respectively.

(c) Interest on the cash portion of the acquisitions has been calculated using Provident's weighted average interest rate.

(d) Depletion and depreciation has been adjusted to reflect the pro forma value of the oil and gas assets, as if the acquisitions had occurred at the beginning of the period.

(e) Management fees of two percent of operating income have been calculated as if the transactions occurred at the beginning of the year. For purposes of these statements, the total return fee has not been adjusted.

(f) Alberta Royalty Tax Credits have been reduced to reflect the maximum claim allowed under association rules.

(g) The December 31, 2001 statement of operations and cash available for distribution has been prepared as if the $15 million Maxx disposition of 6% of its production that closed March 25, 2001 and the Richland disposition of 3% of production on certain properties to 961982 Alberta Ltd. and the Richland property acquisition of the Whitecourt properties that closed in February 2001 for $33 million took place on January 1, 2001. Revenues, royalties and operating costs from the property transactions were adjusted as if they occurred at the beginning of the year.

(h) Incremental general and administrative costs with respect to the property acquisition were assumed to be $0.4 million for 2001 and $0.15 million for the 2002 period.

(i) The future income tax expense has been adjusted to reflect the impact on earnings of these transactions at the maximum statutory rate.

Office of the Depositary, Computershare Trust Company of Canada

Telephone (Toll Free): 1-800-564-6253

Email: caregistryinfo@computershare.com

By Mail

Attention: Corporate Actions Department
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

By Hand or Courier

Calgary

Attention: Corporate Actions Department
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Toronto

Attention: Corporate Actions Department
11th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Offices of the Dealer Managers for the Offer

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2N7
Telephone: (403) 298-4073

National Bank Financial Inc.
2000, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Telephone: 1-800-372-9211

Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers or the Depositary at their respective telephone numbers and locations set out above.

The Depositary (see the back page of the Letter of Transmittal for the address and telephone number), the Dealer Managers or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in completing this Notice of Guaranteed Delivery

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Common Shares

of

MEOTA RESOURCES CORP.

To be deposited pursuant to the Offer dated August 26, 2002

of

PROVIDENT ACQUISITIONS INC.

an indirect wholly-owned subsidiary of

PROVIDENT ENERGY TRUST

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated August 26, 2002 that accompanies this Notice of Guaranteed Delivery.

If a Shareholder wishes to deposit common shares (the "Meota Shares") of Meota Resources Corp. pursuant to the Offer and: (i) the certificate(s) representing such Meota Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Meota Shares and all other required documents to the Depositary prior to the Expiry Time, such Meota Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

1. such a deposit is made by or through an Eligible Institution;

2. a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed herein, prior to the Expiry Time; and

3. the certificate(s) representing deposited Meota Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Meota Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto listed herein on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto not later than the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: Provident Acquisitions Inc. (the "Offeror")

AND TO: Computershare Trust Company of Canada, as Depositary

By Hand or Courier

100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Facsimile Transmission

Fax: (416) 981-9663

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile to a facsimile number other than to the Depositary at its office in Toronto as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Meota Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

Number of Meota Shares	Certificate No(s). (if available)	Name(s) and address(es) of Shareholder(s) of Record (please print)

TOTAL MEOTA SHARES

Area Code and Telephone Number during Business Hours:

( ) ____________________

Dated: ____________________

____
Signature

NOTE: DO NOT SEND CERTIFICATES FOR MEOTA SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR MEOTA SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Under the Offer, the undersigned hereby elects to receive for the Meota Shares deposited, subject to adjustment in accordance with the terms of the Offer (please check one of I, II, III or IV below and, in the case of IV below, fill in the number of Meota Shares if required:

I. ☐ ALL CASH: $4.60 (Cdn.) cash in respect of each deposited Meota Share, subject to pro-rating pursuant to the Offer; and

☐ TRUST UNIT BALANCE ALTERNATIVE: Trust Units payable for the balance of each such deposited Meota Share, on the basis of 0.415 Trust Units per Meota Share; or

☐ EXCHANGEABLE SHARE BALANCE ALTERNATIVE: Exchangeable Shares payable for the balance of each such deposited Meota Share, on the basis of 0.415 Exchangeable Shares per Meota Share, subject to pro-rating pursuant to the Offer. **The Exchangeable Share Balance Alternative is not available to Meota Shareholders who are not resident in Canada for the purposes of the Tax Act.**

OR

II. ☐ ALL TRUST UNITS: 0.415 Trust Units in respect of each deposited Meota Share.

OR

III. ☐ ALL EXCHANGEABLE SHARES: 0.415 Exchangeable Shares in respect of each deposited Meota Share, subject to pro-rating pursuant to the Offer. **The Exchangeable Share alternative is not available to Meota Shareholders who are not resident in Canada for the purposes of the Tax Act.**

OR

IV. ☐ COMBINATION:

(a) $4.60 (Cdn.) cash in respect of each of ______________________
(Number of Meota Shares)
of the total number of Meota Shares deposited, subject to pro-rating pursuant to the Offer;

(b) 0.415 Exchangeable Shares in respect of each of ______________________
(Number of Meota Shares)
of the total number of Meota Shares deposited, subject to pro-rating pursuant to the Offer; and

(c) 0.415 Trust Units in respect of each of the remaining deposited Meota Shares.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "ALL TRUST UNITS" option. A Meota Shareholder who properly indicates a choice of the all cash alternative but does not properly indicate a further choice of either the Trust Unit balance alternative or the Exchangeable Share balance alternative will be deemed to have further elected the Trust Unit balance alternative for any Meota Shares deposited under the Offer and for which such Meota Shareholder is not receiving cash as a result of pro-rating pursuant to the Offer. This election or deemed election shall take precedence over any election purported to be made in the Letter of Transmittal subsequently deposited pursuant to this Notice of Guaranteed Delivery.

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto, listed above) of the certificate(s) representing Meota Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Name of Firm: ______________________________

Address of Firm: ____________________________

____

Telephone Number: __________________________

Authorized Signature: ________________________

Name: ____________________________________

Title: _____________________________________

Dated: ____________________________________

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary or the Dealer Managers (see the back page of this document for addresses and telephone numbers) or your investment dealer, stock broker, bank manager, lawyer or other financial adviser will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for Common Shares

of

MEOTA RESOURCES CORP.

To be deposited pursuant to the Offer dated August 26, 2002

of

PROVIDENT ACQUISITIONS INC.

an indirect wholly-owned subsidiary of

PROVIDENT ENERGY TRUST

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON OCTOBER 1, 2002 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares of Meota Resources Corp. ("Meota") deposited pursuant to the offer (the "Offer") dated August 26, 2002 made by Provident Acquisitions Inc. (the "Offeror") to holders of common shares of Meota ("Meota Shares"). Holders of Meota Shares ("Shareholders") whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Meota Shares according to the *Procedures for Guaranteed Delivery* set forth in paragraph 2 of the Instructions set forth in this Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and the Circular dated August 26, 2002 that accompanies this Letter of Transmittal.

TO: PROVIDENT ACQUISITIONS INC.

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for Meota Shares, details of which are as follows:

DESCRIPTION OF SHARES DEPOSITED
(if insufficient space, attach a list of the form below)

Number of Meota Shares Deposited*	Certificate No(s).	Name(s) and address(es) of Shareholder(s) of Record (please print)

* See Instruction 6

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated August 26, 2002;

2. delivers to you the enclosed certificate(s) representing Meota Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Meota Shares represented by such certificate(s) (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on and after August 12, 2002 (the "Other Securities") effective on and after the date that the Offeror takes up the Purchased Securities (the "Effective Date");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities and/or Other Securities to any other person;

   (b) the undersigned owns the Purchased Securities being deposited;

   (c) the deposit of such Purchased Securities and/or Other Securities complies with applicable laws; and

   (d) when the Purchased Securities and/or Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities

   (a) to issue or cause to be issued certificate(s) for Trust Units, Exchangeable Shares and/or cheque(s), as the case may be, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates or cheques by first class insured mail, postage prepaid, to the address, or hold the same for pickup, as indicated below; and

   (b) return any certificates for Meota Shares not purchased to the address indicated below (and, in the case of both (a) and (b) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Meota);

5. waives any right to receive notice of purchase of the Purchased Securities;

6. irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities and any Other Securities deposited herewith which are taken up and paid for under the Offer, assets or other Purchased Securities effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Meota; and

   (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Securities, including, without limitation, to vote, execute and deliver any and all instruments or proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meota, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such holder of such Purchased Securities and Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meota and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. if Meota should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Purchased Securities which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Meota of such Purchased Securities following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Meota Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that:

    (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction;

    (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Meota Shares; and

    (c) there shall be no duty or obligation on the Offeror, the Dealer Managers, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

Under the Offer, the undersigned hereby elects to receive for the Meota Shares deposited, subject to adjustment in accordance with the terms of the Offer (please check one of I, II, III or IV below and, in the case of IV below, fill in the number of Meota Shares if required):

I. ☐ ALL CASH: $4.60 (Cdn.) cash in respect of each deposited Meota Share, subject to pro-rating pursuant to the Offer; and

☐ TRUST UNIT BALANCE ALTERNATIVE: Trust Units payable for the balance of each such deposited Meota Share, on the basis of 0.415 Trust Units per Meota Share; or

☐ EXCHANGEABLE SHARE BALANCE ALTERNATIVE: Exchangeable Shares payable for the balance of each such deposited Meota Share, on the basis of 0.415 Exchangeable Shares per Meota Share, subject to pro-rating pursuant to the Offer. **The Exchangeable Share Balance Alternative is not available to Meota Shareholders who are not resident in Canada for the purposes of the Tax Act.**

OR

II. ☐ ALL TRUST UNITS: 0.415 Trust Units in respect of each deposited Meota Share.

OR

III. ☐ ALL EXCHANGEABLE SHARES: 0.415 Exchangeable Shares in respect of each deposited Meota Share, subject to pro-rating pursuant to the Offer. **The Exchangeable Share alternative is not available to Meota Shareholders who are not resident in Canada for the purposes of the Tax Act.**

OR

IV. ☐ COMBINATION:

(a) $4.60 (Cdn.) cash in respect of each of ______________________ (Number of Meota Shares) of the total number of Meota Shares deposited, subject to pro-rating pursuant to the Offer;

(b) 0.415 Exchangeable Shares in respect of each of ______________________ (Number of Meota Shares) of the total number of Meota Shares deposited, subject to pro-rating pursuant to the Offer; and

(c) 0.415 Trust Units in respect of each of the remaining deposited Meota Shares.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "ALL TRUST UNITS" *option*. A Meota Shareholder who properly indicates a choice of the all cash alternative but does not properly indicate a further choice of either the Trust Unit balance alternative or the Exchangeable Share balance alternative in the Letter of Transmittal will be deemed to have further elected the Trust Unit balance alternative for any Meota Shares deposited under the Offer and for which such Meota Shareholder is not receiving cash as a result of pro-rating pursuant to the Offer. If this Letter of Transmittal is being deposited pursuant to a Notice of Guaranteed Delivery previously deposited, then this election box should not be completed (see Procedures for Guaranteed Delivery set out in paragraph 2 of the instructions set forth in this Letter of Transmittal).

BOX A

<u>ISSUE</u> CHEQUE(S) AND/OR CERTIFICATE(S) FOR TRUST UNITS AND/OR EXCHANGEABLE SHARES IN THE NAME OF THE REGISTERED HOLDER OF PURCHASED SECURITIES OR:

☐ as follows (please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone – Business)

____
(Canadian Social Insurance Number or U.S. Resident Taxpayer Identification Number)

BOX B

<u>SEND</u> CHEQUE(S) AND/OR CERTIFICATE(S) FOR TRUST UNITS AND/OR EXCHANGEABLE SHARES TO THE SAME ADDRESS AS BOX A (UNLESS BOX C IS CHECKED) OR:

☐ as follows (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

☐ HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR MEOTA SHARES FOR PICK-UP AGAINST COUNTER RECEIPT

Signature guaranteed by
(if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address (please print or type)

Date: ______________________________, 2002

____
Signature of Shareholder or Authorized Representative
(See Instruction 3)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative,
if applicable (please print or type)

BOX D

IF THE OFFEROR DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR MEOTA SHARES TO: (please print or type)

☐ same address as Box A or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6, FOLLOWING) NEW CERTIFICATE(S) FOR MEOTA SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐ in the following denominations (please print or type):

____

____

____

☐ Same address as Box A

☐ Same address as Box B

BOX E

☐ CHECK HERE IF MEOTA SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: _______________________

Date of Execution of Notice of Guaranteed Delivery: _______________________

Name of Institution which Guaranteed Delivery: _______________________

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(Firm)	(Registered Representative)	(Telephone Number)

☐ **CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED**

☐ **CHECK HERE IF DISKETTE TO FOLLOW**

TO BE COMPLETED BY ALL U.S. HOLDERS
(See Instruction 11)

PAYER'S NAME: PROVIDENT ACQUISITIONS INC.

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service	**Payer's Request for Taxpayer Identification Number and Certification**
Part I Taxpayer Identification Number (TIN) Please provide your TIN in the appropriate box at right. Certify by signing and dating below under Part III.	____________________ **Social Security Number** **OR** ____________________ **Employer Identification Number** (If awaiting TIN write "Applied For" and complete **Certificate Of Awaiting Taxpayer Identification Number** below)
Part II For Payees NOT Subject to Backup Withholding	See the enclosed **Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9** and complete Part II as instructed therein. ☐ Check this box if you are exempt from backup withholding.

Part III Certification

Under the penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), **and**
2. I am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item **2** above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item **2.** (Also see instructions in the enclosed **Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**)

Signature ______________________________	Date ____________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF THIRTY PERCENT (30%) OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
(Must Be Completed If You Wrote "Applied For" in Part I of Substitute Form W-9)

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, thirty percent (30%) of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature ______________________________	Date ____________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

USE FORM W-9 ONLY IF YOU ARE A U.S. PERSON (including a resident alien), to give your correct TIN to the payer and, when applicable, to **1.** Certify that the TIN you are giving is correct (or that you are waiting for a number to be issued), **2.** Certify that you are not subject to backup withholding, or **3.** Claim exemption from backup withholding if you are a U.S. exempt payee.

DETERMINING THE PROPER NAME AND NUMBER TO GIVE THE PAYER. A Social Security number ("SSN") has nine digits separated by two hyphens: i.e., 000-00-0000. An employer identification number ("EIN") has nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the name and number to give to the payer.

For this type of account:	Give the SOCIAL SECURITY NUMBER OF -		For this type of account:	Give the EMPLOYER IDENTIFICATION NUMBER OF -
1. Individual	The individual		9. Valid trust, estate, or pension trust	The legal entity (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title).[5]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]		10. Corporate	The corporation
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person [1]		11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]		12. Partnership account held in the name of the business	The partnership
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor[1]		13. Sole proprietorship	The owner[4]
6. Account in the name of the guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person[3]		14. Broker or registered nominee	The broker or nominee
7. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee The actual owner[1]		15. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
8. Sole proprietorship	The owner[4]			

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) Circle the ward's, minor's, or incompetent person's name and furnish such person's SSN.
(4) Show your individual name. You may also enter your business name. You may use either your SSN or your EIN.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

HOLDERS WHO ARE U.S. PERSONS: TO FILE THIS FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART II IF APPLICABLE, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include:

1. An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan or a custodial account under Section 403(b)(7) of the Code, if the account satisfies the requirements of Section 401(f)(2) of the Code.
2. The United States or any agency or instrumentality thereof.
3. A state, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
4. A foreign government or any agency, political subdivision, or instrumentality thereof.
5. An international organization or any agency or instrumentality thereof.

Payees that **may be exempt** from backup withholding include:

6. A corporation.
7. A foreign central bank of issue.
8. A dealer in securities or commodities registered in the U.S., the District of Columbia, or a possession of the U.S.
9. A futures commission merchant registered with the Commodity Futures Trading Commission.
10. A real estate investment trust.
11. An entity registered at all times during the tax year under the Investment Company Act of 1940.
12. A common trust fund operated by a bank under Section 584(a) of the Code.
13. A financial institution.
14. A middleman known in the investment community as a nominee or custodian.
15. A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

Privacy Act Notice — Section 6109 of the Code requires most payees to give TINs to payers who must file information returns with the IRS to report to the IRS payment of dividends, interest, or certain other income. The IRS uses the numbers for identification purposes. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must withhold the applicable percentage of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer (thirty percent (30%) in 2002 and 2003, declining periodically until 2006 to twenty-eight percent (28%), which rate will remain constant until replaced by a thirty-one percent (31%) rate beginning in 2011). Certain penalties may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Purchased Securities, must be received by the Depositary at one of the offices specified herein before 5:00 p.m. (Calgary Time) on October 1, 2002, the Expiry Time, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method of delivery of this Letter of Transmittal, certificates representing Meota Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained. However, if such documents are mailed, the Offeror recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Meota Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meota Shares.**

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Meota Shares pursuant to the Offer and: (i) the certificate(s) representing such Meota Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Meota Shares and all other required documents to the Depositary prior to the Expiry Time, such Meota Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto listed herein, at or prior to the Expiry Time; and

(c) the certificate(s) representing the Meota Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Meota Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto listed herein on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a trust company in Canada or a member firm of the TSX, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

The election (or deemed election) respecting the form of consideration to be received which is contained in the Notice of Guaranteed Delivery shall in all circumstances take precedence over any election contained in the related Letter of Transmittal subsequently deposited.

3. **Signatures**

This Letter of Transmittal must be filled in and signed by the holder of Meota Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if certificate(s) representing Trust Units, Exchangeable Shares or cheques are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Securities, if cheque(s) or certificate(s) representing Trust Units and/or Exchangeable Shares are to be issued to a person other than such registered owner(s) (see Box A) or sent to an address other than the address of the registered owner(s) (see Box B) as shown on the register of Shareholders maintained by Meota, or if Meota Shares not purchased are to be returned to a person other than such registered owners(s) (see Box D) or sent to an address other than the address of the registered owner(s) (see Box D) as shown on the register of Shareholders maintained by Meota, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Meota Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Meota Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Meota Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Meota Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Meota Shares, additional certificate numbers and number of Meota Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Meota Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or an originally signed facsimile thereof) waive any right to receive any notice of acceptance of Meota Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, from the Depositary or from the Dealer Mangers at any of the addresses listed below.

8. **Lost or Destroyed Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such depositary or agent may contact you.

9. **Fractional Interests**

No fractional Trust Units or Exchangeable Shares will be issued. Any registered Shareholder who would otherwise be entitled to receive a fractional Trust Unit or Exchangeable Share will be entitled to receive a cash payment equal to such fractional Trust Unit or Exchangeable Share based on a price of $11.08.

10. **Solicitation**

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on the Letter of Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

11. **Backup U.S. Federal Income Tax Withholding and Substitute Form W-9**

Under U.S. federal income tax law, certain U.S. holders who receive cash may be subject to backup withholding on such payments. To avoid backup withholding, a Shareholder who is a U.S. person should provide the Depositary with such Shareholder's correct taxpayer identification number ("TIN") (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing the Substitute Form W-9 enclosed with this Letter of Transmittal. Failure to complete the Substitute Form W-9 will not by itself cause Meota Shares to be deemed invalidly exchanged. If, however, the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the U.S. holder or other payee to a $50 penalty. In addition, payments that are made to a U.S. holder or other payee with respect to Meota Shares exchanged pursuant to the Offer may be subject to backup withholding at the applicable rate (30% in 2002 and 2003).

Certain Shareholders (including, among others, all corporations and certain non-U.S. individuals) are not subject to these backup withholding and reporting requirements.

If backup withholding applies, the Depositary is required to withhold 30% of any payments made to the Shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service, provided that the appropriate information is furnished to the Internal Revenue Service.

12. **Correction or Change in Name**

For a correction of name or for a change in name, which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) representing Meota Shares should be endorsed, e.g. "Mary Doe, now by marriage Mrs. Mary Jones," with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., "James E. Smith, incorrectly inscribed as J.E. Smith," with the signature guaranteed by an Eligible Institution. See Instructions 3 and 4.

Office of the Depositary, Computershare Trust Company of Canada

Telephone (Toll Free): 1-800-564-6253

Email: caregistryinfo@computershare.com

By Mail

Attention: Corporate Actions Department
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

By Hand or Courier

Calgary

Attention: Corporate Actions Department
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Toronto

Attention: Corporate Actions Department
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Offices of the Dealer Managers for the Offer

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2N7
Telephone: 403-298-4073

National Bank Financial Inc.
2000, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Telephone: 1-800-372-9211

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Dealer Managers at their respective telephone numbers and locations set out above.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Meota Resources Corp. to the attention of Craig W. Stewart, President and Chief Executive Officer at (403) 781-2445 or to Yorkton Securities Inc. to the attention of Kevin J. Smith at (403) 260-8400 or to FirstEnergy Capital Corp. to the attention of James W. Davidson at (403) 262-0600.

Meota Resources Corp.

Directors' Circular

recommending

ACCEPTANCE

of the Offer by

Provident Energy Trust

through its indirect wholly-owned subsidiary

Provident Acquisitions Inc.

dated August 26, 2002,

to purchase all of the Common Shares of

Meota Resources Corp.

The Board of Directors of Meota Resources Corp. unanimously recommends that holders of Common Shares accept the Offer and tender their Common Shares to the Offer.

Yorkton Securities Inc. has provided its opinion that, as of the date of the Acquisition Agreement, August 12, 2002, the Offer was fair, from a financial point of view, to holders of Common Shares.

August 26, 2002

TABLE OF CONTENTS

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Meota Resources Corp. is incorporated under the laws of and its business offices are located in a foreign country, that some or all of its officers and directors are residents of a foreign country and that all or a substantial portion of the assets of Meota are located outside the United States.

DEFINITIONS

In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"Acquisition Agreement" means the acquisition agreement dated August 12, 2002, between Meota and Provident;

"affiliate" has the meaning ascribed thereto in the ASA;

"ASA" means the *Securities Act* (Alberta), as amended;

"associate" has the meaning ascribed thereto in the ASA;

"Board of Directors" means the Board of Directors of Meota;

"CBCA" means the *Canada Business Corporations Act*, as amended;

"Deemed Unit Price" means the volume weighted average trading price of Trust Units on the TSX over the 10 trading days immediately preceding the date of determination; provided that if such 10 trading days includes any of the three trading days immediately following the date of the public announcement of the Offer, such days shall be excluded from the calculation of the volume weighted average trading price but in no event shall the number of trading days in such determination be less than 10;

"Exchangeable Shares" means exchangeable shares in the capital of the Offeror, having the attributes described in the Provident Offering Circular;

"Expiry Time" means 5:00 p.m. (Calgary time) on October 1, 2002, or such later time or times as may be fixed by the Offeror from time to time pursuant to the terms of the Offer and the Acquisition Agreement;

"Financial Advisors" means, collectively, Yorkton Securities Inc. and FirstEnergy Capital Corp.;

"Lock-up Agreements" means the lock-up agreements between Provident and all of the directors and senior officers who own Meota Shares, as well as certain shareholders, of Meota;

"Maximum Cash Consideration" means the maximum aggregate cash consideration which is available for issuance pursuant to the Offer of $27,821,568 plus $0.50 for each Common Share issued upon the exercise of an Option between August 12, 2002 and the Expiry Time;

"Maximum Exchangeable Share Consideration" means the maximum aggregate consideration of 6,000,000 Exchangeable Shares which is available for issuance pursuant to the Offer;

"Meota" or **"Corporation"** means Meota Resources Corp., a corporation incorporated under the CBCA;

"Meota Share" or **"Common Share"** means a common share in the capital of Meota;

"Meota Shareholder" or **"Shareholder"** means a holder of Meota Shares;

"Minimum Condition" has the meaning ascribed thereto under "The Acquisition Agreement – The Offer";

"Non-Completion Fee" means the fee in the amount of $8 million payable in certain circumstances by Meota to Provident in accordance with the terms and conditions of the Acquisition Agreement;

"Offer" means the offer dated August 26, 2002 by Provident, through its indirect wholly-owned subsidiary, the Offeror, to purchase all of the outstanding Common Shares on the basis set forth in the Acquisition Agreement;

"Offeror" means Provident Acquisitions Inc., an indirect wholly-owned subsidiary of Provident Energy Trust;

"Options" means outstanding options to acquire Common Shares pursuant to the Stock Option Plan, each of which represents the right to acquire, on payment of the exercise price, one Common Share;

"Provident" or the **"Trust"** means Provident Energy Trust, a trust formed under the laws of the Province of Alberta. In addition, **"Provident"** as used herein includes Provident Energy Trust and the Offeror, where applicable;

"Provident Offering Circular" means the Offer and the accompanying circular of the Offeror dated August 26, 2002;

"Stock Option Plan" means the stock option plan of Meota;

"Superior Take-over Proposal" means any bona fide written Take-over Proposal which, in the opinion of Meota's Board of Directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would be superior to the Offer from a financial point of view to Meota and to Meota Shareholders;

"Take-over Proposal" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Meota or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Meota whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Meota, tender offer or exchange offer or similar transaction involving Meota including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Meota or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Meota (other than the transactions contemplated by the Acquisition Agreement);

"Trust Units" means the trust units of Provident, as constituted on the date hereof; and

"TSX" means the Toronto Stock Exchange.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian Dollars.

SUMMARY

The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety by Shareholders as it provides important information regarding Meota and the Offer. Unless the context otherwise requires, all capitalized terms appearing in this Summary have the meanings ascribed to such terms in the Definitions and elsewhere in this Directors' Circular.

Recommendation of the Board of Directors in respect of the Offer: **The Board of Directors unanimously recommends that holders of Common Shares accept the Offer and tender their Common Shares to the Offer.**

Reasons for Recommendation: The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its Financial Advisors and legal advisors. The Board of Directors has unanimously determined that the Offer is in the best interests of Meota and the Shareholders and that the Offer is fair, from a financial point of view, to the Shareholders and recommends that the Offer be accepted by Shareholders. In reaching its unanimous conclusion and making its recommendation, the Board of Directors considered a number of factors including, principally, the following:

Premium Over Market Price The cash consideration offered under the Offer represents a premium of $1.10 or 31% to the $3.50 weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the August 13, 2002 announcement of the Offer. The Trust Unit consideration offered under the Offer also represents a premium of $1.10 or 31% based on the weighted average trading price of the Common Shares for the 20 days preceding the August 13, 2002 announcement of the Offer and the closing trading price for the Trust Units of $11.08 on August 9, 2002, the last full trading day preceding the negotiation of the principal business terms of the Offer. On August 23, 2002, the closing price of the Common Shares on the TSX was $4.33 per share and of the Trust Units on the TSX was $10.78 per unit.

Fairness Opinion The opinion of Yorkton Securities Inc., independent financial advisor to the Board of Directors, that, as of the date of the Acquisition Agreement, the Offer was fair, from a financial point of view, to the holders of Common Shares.

Cash Alternative The Offer provides holders of Common Shares with the opportunity to dispose of their Common Shares for cash consideration of $4.60 per Common Share in the event that such holders are desirous of receiving cash consideration, subject to the Maximum Cash Consideration available for issuance pursuant to the Offer of $27,821,568 plus an amount of $0.50 for each Common Share issued upon exercise of an Option between August 12, 2002 and the Expiry Time.

Trust Unit and Exchangeable Share Alternative The Offer allows Shareholders the flexibility to elect to either receive $4.60 in cash or 0.415 Trust Units or 0.415 Exchangeable Shares or a combination of cash and Trust Units and Exchangeable Shares for each of their Meota Shares, subject to the Maximum Cash Consideration available for issuance pursuant to the Offer and subject to the Maximum Exchangeable Share Consideration of 6,000,000 Exchangeable Shares being available for issuance pursuant to the Offer. If a Shareholder elects to receive Trust Units pursuant to the Offer or elects to receive Exchangeable Shares pursuant to the Offer then in respect of the Trust Units which are received by it pursuant to the Offer or in respect of the Trust Units which are issued to it in exchange for its Exchangeable Shares in accordance with the terms of such shares, the Shareholder will be able to continue to participate in the oil and gas industry through an established, well-managed, financially strong royalty trust with a diversified asset and production base in Western Canada, as well as increased capitalization and liquidity. Furthermore, Shareholders who hold Trust Units will have the opportunity to participate in the monthly cash distributions of the Trust.

Acceptance of Offer by Meota's Directors and Senior Officers and Other Shareholders: Each of the directors and senior officers of Meota who hold Common Shares as well as certain other Shareholders, have, pursuant to a Tender Agreement, agreed to tender their Common Shares (together with any Common Shares acquired pursuant to the exercise of Options and other options to purchase Common Shares) in acceptance of the Offer.

Likelihood of Superior Proposal The evaluation by the Board of Directors of the likelihood of a superior proposal being made for Meota and of the risk that the Offer by Provident may not be available if a sale process was pursued.

Superior Proposal Permitted

Under the terms of the Acquisition Agreement, the Board of Directors is able to respond, in accordance with its fiduciary duties, to unsolicited superior proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Acquisition Agreement. See "The Acquisition Agreement".

Industry Conditions

The knowledge and views of the Board of Directors as to the business, operations, tax position, properties, financial liquidity position, financing opportunities available and the prospects of Meota and the risks involved in achieving those prospects as well as the current industry and economic conditions in the Canadian oil and gas sector and the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Meota and Provident.

MEOTA RESOURCES CORP.

DIRECTORS' CIRCULAR

August 26, 2002

This Directors' Circular is issued by the Board of Directors in connection with the Offer to purchase all of the outstanding Common Shares on the basis of, at the election of the Shareholders, either: (i) $4.60 in cash; (ii) 0.415 of a Trust Unit; (iii) 0.415 of an Exchangeable Share; or (iv) a combination of the foregoing; for each Common Share, subject to the Maximum Cash Consideration of $27,821,568 plus an amount of $0.50 for each Common Share issued upon exercise of an Option between August 12, 2002 and the Expiry Time being available for issuance pursuant to the Offer and subject to the Maximum Exchangeable Share Consideration of 6,000,000 Exchangeable Shares being available for issuance pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offering Circular dated August 26, 2002. The Offer expires at 5:00 p.m. (Calgary time) on October 1, 2002, unless withdrawn, extended or varied. The Offer is made pursuant to the terms of the Acquisition Agreement.

Reference is made to the Offering Circular for, among other things, details of the terms and conditions of the Offer.

DIRECTORS' UNANIMOUS RECOMMENDATION

The Board of Directors unanimously recommends that Shareholders accept the Offer and tender their Common Shares to the Offer.

The Board of Directors makes no recommendations as to whether Shareholders should elect to receive cash, Trust Units, Exchangeable Shares or a combination thereof under the Offer. In determining which option to select, Shareholders should have regard, at a time closer to the expiry of the Offer, to the prevailing market price of the Trust Units and their personal investment objectives and tax position. Holders of Common Shares may wish to seek advice from their financial and tax advisors as to which option is preferable in their particular circumstances.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its Financial Advisors and legal advisors. The Board of Directors has unanimously: (i) approved the entering into of the Acquisition Agreement; (ii) determined that the Offer is in the best interests of Meota and the Shareholders; and (iii) determined that the Offer is fair, from a financial point of view, to Shareholders. The Board of Directors unanimously recommends that the Offer be accepted by Shareholders. In reaching its unanimous conclusion and making its recommendation, the Board of Directors considered a number of different factors, including principally the following:

1. **Premium Over Market Price**

The cash consideration offered under the Offer represents a premium of $1.10 or 31% to the $3.50 weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the August 13, 2002 announcement of the Offer. The Trust Unit consideration offered under the Offer also represents a premium of $1.10 or 31% based on the weighted average trading price of the Common Shares for the 20 days preceding the August 13, 2002 announcement of the Offer and the closing trading price for the Trust Units of $11.08 on August 9, 2002, the last full trading day preceding the negotiation of the principal business terms of the Offer. On August 23, 2002, the closing price of the Common Shares on the TSX was $4.33 per share and of the Trust Units on the TSX was $10.78 per unit.

2. **Opinion of Financial Advisor**

The Board of Directors has received a written opinion from Yorkton Securities Inc., independent financial advisor to the Board of Directors, dated August 12, 2002 stating that, as of the date of the Acquisition Agreement, the Offer was fair, from a financial point of view, to the holders of Common Shares. A copy of the written opinion of Yorkton Securities Inc. is attached as Appendix "A" hereto. **Shareholders should read this opinion in its entirety.**

3. **Cash Alternative**

The Offer provides holders of Common Shares with the opportunity to dispose of their Common Shares for cash consideration of $4.60 per Common Share in the event that such holders are desirous of receiving cash consideration, subject to the Maximum Cash Consideration available for issuance pursuant to the Offer of $27,821,568 plus an amount of $0.50 for each Common Share issued upon exercise of an Option between August 12, 2002, and the Expiry Time.

4. **Trust Unit and Exchangeable Share Alternative**

The Offer allows Shareholders the flexibility to elect to either receive $4.60 in cash or 0.415 Trust Units or 0.415 Exchangeable Shares or a combination of cash and Trust Units and Exchangeable Shares for each of their Meota Shares, subject to the Maximum Cash Consideration available for issuance pursuant to the Offer and subject to the Maximum Exchangeable Share Consideration of 6,000,000 Exchangeable Shares being available for issuance pursuant to the Offer. If a Shareholder elects to receive Trust Units pursuant to the Offer or elects to receive Exchangeable Shares pursuant to the Offer then in respect of the Trust Units which are received by it pursuant to the Offer or in respect of the Trust Units which are issued to it in exchange for its Exchangeable Shares in accordance with the terms of such shares, the Shareholder will be able to continue to participate in the oil and gas industry through an established, well-managed, financially strong royalty trust with a diversified asset and production base in Western Canada, as well as increased capitalization and liquidity. Furthermore, Shareholders who hold Trust Units will have the opportunity to participate in the monthly cash distributions of the Trust.

5. **Acceptance of Offer by Meota's Directors and Senior Officers**

Each of the directors and senior officers of Meota who hold Common Shares has, pursuant to a Tender Agreement, agreed to tender his Common Shares (together with any Common Shares acquired pursuant to the exercise of Options and other options to purchase Common Shares) in acceptance of the Offer. See "Lock-up Agreements and Intentions of Directors and Officers in Respect of the Offer".

6. **Likelihood of Superior Proposal**

The evaluation by the Board of Directors of the likelihood of a superior proposal being made for Meota and of the risk that the Offer by Provident may not be available if a sale process was pursued.

7. **Superior Acquisition Proposal Permitted**

Pursuant to the Acquisition Agreement, the Board of Directors is able to respond, in accordance with its fiduciary duties, to unsolicited superior proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Acquisition Agreement. See "The Acquisition Agreement".

8. **Industry Conditions**

Meota's business, operations, tax position, properties, financial liquidity position, financing opportunities available and the prospects of Meota and the risks involved in achieving those prospects as well as the current industry and economic conditions in the Canadian oil and gas sector and the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Meota and Provident influenced the Board of Directors in its deliberations.

Notwithstanding the recommendation of the Board of Directors that Shareholders accept the Offer, Shareholders should make their own decision whether to tender their Common Shares to the Offer and should consult their own financial or legal advisors.

Shareholders wishing to accept the Offer should complete the required documents carefully. Shareholders should refer to the Offering Circular for the Letter of Acceptance and the Notice of Guaranteed Delivery provided therewith.

BACKGROUND TO THE OFFER

As part of Meota's strategic planning process, Meota has been considering a number of alternatives for increasing shareholder value, including the conversion of all or part of Meota into a royalty trust or the sale of all or part of the Corporation to third parties.

On July 26, 2002, Provident approached Meota on the possibility of acquiring Meota. On the same day, Provident and Meota entered into a confidentiality agreement following which Provident and Meota were each provided with access to confidential non-public data of the other.

On August 9, 2002, Provident made a proposal, subject to conditions, to Meota which gave rise to negotiations. On August 9, 2002, Provident also provided Meota with a draft of an acquisition agreement and a form of lock-up agreement to be executed by certain securityholders of Meota. Negotiations on the terms of the acquisition proposal and the acquisition and lock-up agreements continued through to August 12, 2002.

At a meeting of the Board of Directors held on the afternoon of August 12, 2002, management of Meota and legal counsel to Meota discussed the proposal which had been received from Provident and the draft Acquisition Agreement which had been negotiated by management of Provident and Meota. At such meeting the Board of Directors also received the advice of its Financial Advisors, including the advice of Yorkton Securities Inc., that the Offer was fair, from a financial point of view, to Shareholders. Following such discussion, after considering the advice from the Financial Advisors and reviewing various considerations including those summarized under "Reasons for Recommendation", the Board of Directors unanimously resolved that: (i) the Offer was fair from a financial point of view to the holders of Common Shares and is in the best interests of Meota and the holders of Common Shares; and (ii) the Board of Directors would recommend that holders of Common Shares accept the Offer, subject to the right of the Board of Directors to withdraw, modify or change such recommendation in accordance with the terms of the Acquisition Agreement.

Later in the evening of August 12, 2002 the Acquisition Agreement was executed by Meota and Provident and on August 13, 2002, Meota and Provident jointly announced the entering into of the Acquisition Agreement and the agreement of Provident to make the Offer.

At a meeting of the Board of Directors held on August 19, 2002, the Board of Directors confirmed the recommendation herein, approved the contents of this Directors' Circular, and authorized the delivery of this Directors' Circular to Shareholders.

On August 23, 2002, Yorkton Securities Inc. delivered its written opinion dated August 12, 2002, that the Offer was fair, from a financial point of view, to Shareholders.

Based upon the opinion of Yorkton Securities Inc. that, as of the date of the Acquisition Agreement, the Offer was fair, from a financial point of view, to the holders of Common Shares and the other factors set forth herein, the Board of Directors unanimously recommends that holders of Common Shares accept the Offer.

THE ACQUISITION AGREEMENT

The Offer

On August 12, 2002, Meota and Provident entered into the Acquisition Agreement pursuant to which Provident agreed to make the Offer, either through itself or through Provident Energy Ltd. or through one or more direct or indirect wholly-owned subsidiaries of itself or Provident Energy Ltd. or any combination thereof.

The Acquisition Agreement contains the conditions to which the Offer may be subject, including the minimum number of Common Shares that must be validly deposited under the Offer and not withdrawn (the "Minimum Condition"). Provident is not permitted to: (i) change the number of Meota Shares for which the Offer is made; (ii) decrease or change the form of the consideration to be paid for each Meota Share; (iii) amend the Offer or waive, add or modify any of the conditions to the Offer in a manner that, in either case, is adverse to the holders of Meota Shares. Provident may, in its sole discretion, waive any term or condition of the Offer for its benefit provided that if Provident takes up and pays for any Meota Shares, it shall acquire not less than the 50.1% of the Meota Shares and further provided that: (i) any extension or waiver of any condition of the Offer shall not be considered to be adverse to the holders of Meota Shares; and (ii) Provident extends the Offer by a 10 day period and agrees to extend the Offer for not less than one additional 10 day period if, upon the expiry of any extension, the Minimum Condition has not been satisfied.

Provident has agreed that, subject to satisfaction or waiver of the conditions to the Offer, it shall, as soon as possible and in any event within three business days of the Expiry Date, take-up and pay for all Common Shares validly tendered (and not properly withdrawn) pursuant to the Offer. The Offer may be extended by Provident as described above if the conditions thereto set forth in Schedule A to the Acquisition Agreement are not satisfied or waived on or by the date and time at which the Offer would otherwise expire and if Provident determines, acting reasonably, that there is a reasonable prospect that those conditions may be satisfied prior to November 30, 2002. In addition, in the event that any appropriate regulatory approval is not obtained prior to the time the Offer is scheduled to expire, unless such approval is denied, Provident agrees that it will extend the Offer for a period of not less than two additional successive 10 day periods if, upon the expiry of any extension, the appropriate regulatory approval has not be obtained.

Non-Solicitation

Under the Acquisition Agreement, Meota has agreed that none of Meota or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

a. solicit, initiate or knowingly encourage the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than the Trust and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the consolidation of the operations of Provident and Meota, including any Take-over Proposal; or

b. participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in (a) above; provided however, that the foregoing in no way restricts or limits the Board of Directors of Meota from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives, to another party who makes a written offer to Meota to enter into a Take-over Proposal: (i) if the Board of Directors, acting reasonably and after receiving the advice of its financial advisors, believes such offer would, if successful, result in a Superior Take-over Proposal; or (ii) in any other circumstances if a failure to respond or act would, in the opinion of the Board of Directors of Meota (acting reasonably and after receiving advice of outside counsel) be inconsistent with the performance by the directors of Meota of their fiduciary duties under applicable law. Neither Meota nor its Board of Directors may make any disclosure or provide any information in accordance with the foregoing unless Meota shall have notified the Trust of that occurrence, required the party making the written offer to execute a confidentiality agreement in favour of Meota on terms and conditions no more favourable to such other party than those contained in the confidentiality agreement dated July 25, 2002 between the Trust and Meota (as it may be amended from time to time), and unless Meota shall have concurrently provided copies of the same information or made the same disclosure to the Trust. Additionally, Meota has agreed to notify the Trust within 24 hours of the receipt of any communication, whether oral or written, from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

Superior Take-Over Proposal and Right to Match

Notwithstanding (a) and (b) under the subheading "Non-Solicitation" above, in the event that, prior to the Expiry Time, a Superior Take-over Proposal is offered or made to the holders of Meota Shares or Meota, the Board of Directors of Meota may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the Board of Directors acting in good faith after advice from outside counsel, the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Meota of their fiduciary duties under applicable law:

a. in circumstances where the Deemed Unit Price is greater than $10.00 as at the date immediately prior to the date of receipt by Meota of such Superior Take-over Proposal, Meota shall as soon as possible but in any event within 24 hours following receipt of any Take-over Proposal, advise the Trust orally and in writing that a Take-over Proposal has been offered or made to the Board of Directors of Meota or to Meota (which notice in writing must identify the party proposing such transaction and the terms and conditions thereof, which must include a copy of the terms and conditions of any written form of Take-over Proposal and which must provide an undertaking to provide to the Trust any further documents relating to the terms or conditions thereof delivered to the Board of Directors of Meota or to Meota by the Offeror). If the Board of Directors of Meota believes that the Take-over Proposal constitutes a Superior Take-over Proposal, Meota shall give the Trust at least 48 hours advance notice of any action to be taken by the Board of Directors of Meota to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. Such notice shall provide to the Trust the right during such 48 hours to advise the Board of Directors of Meota that the Trust will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the holders of Meota Shares shall receive a value per Meota Share equal to or having a value greater than the value per Meota Share provided in the Superior Take-over Proposal. If the Trust so advises the Board of Directors of Meota prior to the expiry of such 48 hour period, the Board of Directors of Meota shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation; and

b. in circumstances where the Deemed Unit Price is less than $10.00 as at the date immediately prior to the date of receipt by Meota of such Superior Take-over Proposal, give the Trust notice that it has received a Superior Take-over Proposal 24 hours prior to entering into an agreement to implement the Superior Take-over Proposal.

Meota has also agreed that it will immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Trust) with respect to any actual or potential Take-over Proposal. Meota has agreed not to release any third party from any confidentiality or standstill agreement to which Meota and such third party are a party except for any standstill obligation in connection with a Superior Take-over Proposal by such third party. Meota has agreed to immediately request the return or destruction of all materials provided to any third parties who have entered into a confidentiality agreement with Meota relating to the sale of Meota or a substantial portion of its assets and will use appropriate diligence to ensure that such requests are honoured.

Non-completion Fee

As part of the Acquisition Agreement, Meota has agreed to pay to Provident a fee in the amount of $8 million in the event that:

a. the Board of Directors of Meota (i) fails to make any of its required recommendations, approvals, resolutions or determinations: (ii) withdraws, modifies or changes any of its required recommendations, approvals, resolutions or determinations in a manner adverse to the Trust, or resolves to do so; or (iii) fails to reaffirm promptly any of its required recommendations, approvals, resolutions or determinations upon request from time to time by the Trust to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Meota or the Meota Shareholders (such affirmation to be made within ten days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first);

b. the Board of Directors of Meota recommends that Meota Shareholders deposit their Meota Shares under, vote in favour of or otherwise accept a Take-over Proposal;

c. Meota enters into an agreement (other than a confidentiality agreement) with any person with respect to a Take-Over Proposal prior to the Expiry Time;

d. a Take-Over Proposal is publicly announced or is proposed, offered or made to the shareholders of Meota prior to the Expiry Time, at the Expiry Time the Minimum Condition has not been satisfied and, before or within 90 days of the Expiry Time of the Offer, such Take-Over Proposal (as originally proposed or amended), or any other Take-Over Proposal, is completed; or

e. Meota fails to fully comply with or breaches any of its representations, warranties or covenants made in the Acquisition Agreement in any material respect.

For the purposes of paragraph (a) above, an announcement by the Board of Directors of Meota that it does not have all the information necessary to properly evaluate a Take-Over Proposal and is reaffirming and maintaining its recommendation of the Offer pending receipt and analysis of additional information does not constitute an event within the ambit of paragraph (a) above or trigger any obligations to make the payment of the non-completion fee contemplated above.

Termination

The Acquisition Agreement may be terminated:

a. by mutual written consent of Meota and the Trust;

b. by either the Trust or Meota if the Trust shall not have taken up and paid for the number of Meota Shares required to satisfy the Minimum Condition under the Offer on or before the date which is 90 days from the date of the Acquisition Agreement or, if a Take-Over Proposal is publicly announced, proposed, offered or made to Meota's Shareholders, 90 days, following the expiry of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

c. by either the Trust or Meota if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

d. by either the Trust or Meota if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation or warranty), covenant or obligation contained in the Acquisition Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on the breaching party, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching party has been given notice of and three days to cure any such misrepresentation, breach or non-performance;

e. by the Trust if the Trust has the right pursuant to the Acquisition Agreement to refuse to make the Offer due to the failure of Meota to satisfy the conditions to making the Offer set out therein;

f. by Meota or the Trust (provided that for the purposes of a termination by Meota, Meota must have first paid the non-completion fee (to the extent applicable) and otherwise be in compliance with the provisions of the Acquisition Agreement) if Meota enters into an agreement providing for a Superior Take- Over Proposal;

g. by the Trust upon the non-completion fee becoming payable, or by Meota upon such fee becoming payable and being paid; or

h. by Meota if the date that Provident first takes up Meota Shares pursuant to the Offer has not occurred within 30 days following the Initial Expiry Time.

Reconstitution of Board

If Provident takes up and pays for Common Shares under the Offer such that the Minimum Condition is satisfied, the Board of Directors shall be reconstituted through resignations of all existing Meota directors and the appointment of Provident nominees in their stead.

Interim Operations

Meota agreed that during the term of the Acquisition Agreement it will conduct its business in the ordinary course consistent with past practice and agreed to certain restrictions on various matters, including amendments to constating documents, distributions in respect of its shares, changes in share capital, sales, disposition or acquisition of assets, incurring of indebtedness and discharge of liabilities. Provident has similarly agreed to conduct its business in the ordinary course.

Exercise of Options

Provident agreed to cooperate with Meota to facilitate the exercise of Options and the deposit of all Meota Shares issued in connection therewith prior to the Expiry Time pursuant to the Offer. Provident also authorized Meota to purchase Options from the holders thereof for an amount equal to the difference between the exercise price and the greater of: (i) $4.60; and (ii) the five day weighted average trading price of the Meota Shares on the TSX for the five trading days immediately prior to the date that Provident first takes up Meota Shares pursuant to the Offer.

Provident Covenants

Pursuant to the provisions of the Acquisition Agreement, Provident has covenanted: (a) to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of Meota that were disclosed to Provident; and (b) to cause to be secured directors' and officers' liability insurance for Meota's current and former directors and officers covering claims made prior to or within three years after the date that Provident first takes up Meota Shares pursuant to the Offer which has a scope and coverage substantially equivalent in scope and coverage to that provided by Meota's current directors' and officers' insurance policy. Provident has agreed not to take any action to terminate such directors' and officers' liability insurance. Provident has also agreed in the Acquisition Agreement to cause Meota to fulfil its obligations pursuant to indemnities provided or available to past and present directors and officers of Meota pursuant to Meota's constating documents, the CBCA and written indemnity agreements.

Other Terms

The Acquisition Agreement also contains certain other customary covenants, representations and warranties of each of Meota and Provident.

TENDER AGREEMENTS AND INTENTIONS OF DIRECTORS AND SENIOR OFFICERS IN RESPECT OF THE OFFER

All of the directors and senior officers of Meota and, to the knowledge of the directors and senior officers of Meota, after reasonable inquiry, their respective associates, any person or company holding more than 10% of the outstanding Common Shares or any person or company jointly acting in concert with Meota, have stated their intention to accept the Offer in respect of all Common Shares that such persons may beneficially own, directly or indirectly, or over which such persons may exercise control or direction. See "Holdings of Securities of Meota by Directors and Senior Officers" as to the number of Common Shares held by each.

Certain shareholders and all of the directors and senior officers of Meota who hold Common Shares (the "Locked-up Shareholders"), who hold or control an aggregate of 28,380,730 Common Shares (which represent approximately 51% of the issued and outstanding Common Shares) and who also hold options to purchase additional Common Shares have each executed a Lock-up Agreement pursuant to which such persons have agreed, to deposit their Meota Shares (including Meota Shares acquired upon exercise of all options) (collectively, the "Locked-up Shares") pursuant to the Offer, to not withdraw such shares from the Offer and to not sell or otherwise dispose of such shares other than pursuant to the Offer or pursuant to a Superior Take-over Proposal. Pursuant to the Lock-up Agreements, the Locked-up Shareholders also agreed not to (i) solicit, initiate or encourage or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, a Take-over Proposal; (ii) provide or furnish to any party any information concerning Meota and its business, properties and assets in respect of, or which may reasonably be expected to lead to, a Take-over Proposal; or (iii) accept, recommend, approve or enter into any agreement to implement a Take-over Proposal.

Each of the Locked-up Shareholders further agreed that, prior to the Expiry Time, such Shareholder would either surrender for cancellation all options to purchase Meota Shares held by the Shareholder on payment of the amount determined in accordance with the Acquisition Agreement or exercise all such options.

The Lock-up Agreements provide that the Locked-up Shareholders may terminate their obligations thereunder in the event that: (i) prior to the expiry of the Offer, another bona fide Take-over Proposal is announced, proposed, offered or made to the holders of Meota Shares or Meota which, in the opinion of Meota's Board of Directors after consultation with its financial advisors, would constitute a Superior Take-over Proposal and which permits the Board of Directors of Meota to withdraw, modify or change any recommendation regarding the Offer and the non-completion fee is paid; (ii) waives the Minimum Condition below 50.1%, decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of Meota Shares, provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or (iii) the Acquisition Agreement is terminated pursuant to the terms thereof.

PRINCIPAL HOLDERS OF SECURITIES OF MEOTA

As at the date of this Directors' Circular, the issued share capital of Meota consisted of 55,643,136 Common Shares (58,155,636 on a fully diluted basis). To the knowledge of the directors and senior officers of Meota, after reasonable inquiry, no person or company beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares other than as follows:

	Common Shares	
Name and Municipality of Residence	**Number of Shares of Class**	**Percentage of Class**
N. Murray Edwards Calgary, Alberta	9,194,950 (1)	16.5%
W. Brett Wilson Calgary, Alberta	6,086,201 (1)	10.9%

Note:

(1) Direct and indirect ownership.

HOLDINGS OF SECURITIES OF MEOTA BY DIRECTORS AND SENIOR OFFICERS

The names of the directors and senior officers of Meota and the respective number of securities of Meota owned or over which control or direction is exercised, as at the date hereof, by each director and senior officer of Meota and, to their knowledge, after reasonable inquiry, their respective associates, are as follows:

Name and Position	Number of Common Shares	Percentage of Common Shares	Number of Common Shares Subject to Options	Percentage of Options
Craig W. Stewart Director, President and Chief Executive Officer	4,139,923 (1)	7.4%	175,000 (2)	7.0%
John W. Ferguson Director, Vice President and Chief Financial Officer	2,164,411 (3)	3.9%	175,000 (4)	7.0%
Kevin M. Hertz Vice President and Chief Operating Officer	916,319	1.6%	175,000 (5)	7.0%
Brent W. DesBrisay Vice President of Exploration	385,195	0.7%	175,000 (6)	7.0%

Name and Position	Number of Common Shares	Percentage of Common Shares	Number of Common Shares Subject to Options	Percentage of Options
Ross E. MacDonald Vice President of Engineering	648,045 (7)	1.2%	175,000 (8)	7.0%
R. Bruce McFarlane Vice President of Business Development	720,188	1.3%	175,000 (9)	7.0%
Darryl J. Proudfoot Vice President and Treasurer	1,100,664(10)	2.0%	175,000(11)	7.0%
John A. Brussa Director	375,000	0.7%	nil	-
Lyle F. Dunkley Director and Chairman of the Board	479,048	0.9%	75,000	3.0%
Robert G. McMorran Director	nil	-	100,000	4.0%
Donald M. Whatley Director	nil	-	75,000	3.0%

Notes:

(1) Includes 145,450 Common Shares owned by a family trust of which Mr. Stewart is a trustee.
(2) Mr. Stewart also holds options to acquire 217,572 Common Shares from a trust created for the benefit of employees of the Corporation.
(3) Includes 168,700 Common Shares owned by a family trust of which Mr. Ferguson is a trustee.
(4) Mr. Ferguson also holds options to acquire 267,572 Common Shares from a trust created for the benefit of employees of the Corporation.
(5) Mr. Hertz also holds options to purchase 266,071 Common Shares from a trust created for the benefit of employees of the Corporation.
(6) Mr. DesBrisay also holds options to purchase 266,071 Common Shares from a trust created for the benefit of employees of the Corporation.
(7) Includes 31,250 Common Shares owned by a family trust of which Mr. MacDonald is a trustee and 52,500 Common Shares held by Mr. MacDonald's spouse.
(8) Mr. MacDonald also holds option to acquire 266,071 Common Shares from a trust created for the benefit of employees of the Corporation.
(9) Mr. McFarlane also holds option to acquire 266,071 Common Shares from a trust created for the benefit of employees of the Corporation.
(10) Includes 251,250 Common Shares owned by a family trust of which Mr. Proudfoot is a trustee.
(11) Mr. Proudfoot also holds option to acquire 216,072 Common Shares from a trust created for the benefit of employees of the Corporation.

To the knowledge of the directors and senior officers of Meota, after reasonable inquiry, there are no securities of Meota owned, or over which control or direction is exercised, by any person or company acting jointly or in concert with Meota, except as disclosed above.

As of the date hereof, the directors and senior officers of Meota and, to the knowledge of the directors and senior officers of Meota, after reasonable inquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 10,928,793 Common Shares (19.6% of the outstanding Common Shares).

As of the date hereof, Meota has granted Options entitling the holders to purchase an aggregate of 2,512,500 Common Shares at prices ranging from $0.75 to $3.40 per share.

TRADING IN SECURITIES OF MEOTA BY DIRECTORS AND SENIOR OFFICERS

Neither Meota nor any of the directors or senior officers of Meota or, to the knowledge of the directors and senior officers of Meota after reasonable inquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Common Shares or any person or company acting jointly or in concert with Meota, has traded in any securities of Meota during the six month period preceding the date of this Directors' Circular, except for the following:

Name	Date of Trade	Nature of Transaction	Number and Designation of Securities of Meota	Price per Common Share
Brent W. DesBrisay	May 13, 2002	Sale	30,000 Common Shares	$4.51
Brent W. DesBrisay	May 14, 2002	Sale	5,000 Common Shares	$4.75
Brent W. DesBrisay	June 6, 2002	Sale	1,600 Common Shares	$4.90
R. Bruce McFarlane	June 12, 2002	Sale	2,000 Common Shares	$4.50
Janice C. Heard[(1)]	May 23, 2002	Sale	1,500 Common Shares	$4.90
Janice C. Heard[(1)]	May 24, 2002	Sale	2,700 Common Shares	$4.85
Janice C. Heard[(1)]	May 27, 2002	Sale	800 Common Shares	$4.85
Erin McFarlane[(2)]	May 27, 2002	Sale	1,000 Common Shares	$4.85
Erin McFarlane[(2)]	July 26, 2002	Sale	2,000 Common Shares	$3.60
Darryl J. Proudfoot	May 13, 2002	Sale	10,000 Common Shares	$4.50
Darryl J. Proudfoot	June 5, 2002	Sale	20,000 Common Shares	$4.90
Proudfoot Family Trust[(3)]	May 13, 2002	Sale	10,000 Common Shares	$4.50
Robert G. McMorran	February 26, 2002	Sale	5,000 Common Shares	$4.00
Robert G. McMorran	March 5, 2002	Sale	5,000 Common Shares	$4.10
Robert G. McMorran	March 6, 2002	Sale	5,000 Common Shares	$4.22
Robert G. McMorran	March 6, 2002	Sale	5,000 Common Shares	$4.15
Robert G. McMorran	March 7, 2002	Sale	5,000 Common Shares	$4.70
Robert G. McMorran	March 7, 2002	Sale	5,000 Common Shares	$4.60
Prairie Birch Royalties Ltd.[(4)]	March 22, 2002	Sale	1,200,000 Common Shares	$4.50
Prairie Birch Royalties Ltd.[(4)]	March 22, 2002	Sale	50,000 Common Shares	$5.25

Notes:

(1) Janice C. Heard is R. Bruce McFarlane's spouse.
(2) Erin McFarlane is R. Bruce McFarlane's daughter.
(3) Proudfoot Family Trust is a family trust of which Darryl J. Proudfoot is a trustee.
(4) N. Murray Edwards and W. Brett Wilson are, directly and indirectly, shareholders of Prairie Birch Royalties Ltd.
(5) Does not include 2,509 Common Shares which were purchased by each of the senior officers of the Corporation pursuant to the Corporation's employee stock savings plan on dates between March 31, 2002 and the date hereof through open market purchases by the administrator of such plan.

ISSUANCES OF SECURITIES OF MEOTA TO DIRECTORS AND SENIOR OFFICERS

No Common Shares, or securities convertible into or exercisable for Common Shares, have been issued by Meota to the directors and senior officers of Meota during the two year period preceding the date of this Directors' Circular, except as follows:

Name	Issuances of Common Shares: Date of Issue	Issuances of Common Shares: Common Shares Issued	Grants of Options: Date of Grant	Grants of Options: Options Granted	Price per Common Share or Option Exercise Price
Craig W. Stewart	-	-	November 21, 2000	50,000	$3.25
Craig W. Stewart	-	-	November 19, 2001	25,000	$3.15
John W. Ferguson	Nov. 28, 2001	6,000 (1)	-	-	$4.00
John W. Ferguson	-	-	November 21, 2000	50,000	$3.25
John W. Ferguson	-	-	November 19, 2001	25,000	$3.15
Kevin M. Hertz	-	-	November 21, 2000	50,000	$3.25
Kevin M. Hertz	-	-	November 19, 2001	25,000	$3.15
Brent W. DesBrisay	-	-	November 21, 2000	50,000	$3.25
Brent W. DesBrisay	-	-	November 19, 2001	25,000	$3.15
Ross E. MacDonald	-	-	November 21, 2000	50,000	$3.25
Ross E. MacDonald	-	-	November 19, 2001	25,000	$3.15
R. Bruce McFarlane	-	-	November 21, 2000	50,000	$3.25
R. Bruce McFarlane	-	-	November 19, 2001	25,000	$3.15
Darryl J. Proudfoot	Nov. 28, 2001	10,000 (1)	-	-	$4.00
Darryl J. Proudfoot	-	-	November 21, 2000	50,000	$3.25
Darryl J. Proudfoot	-	-	November 19, 2001	25,000	$3.15
Lyle F. Dunkley(2)	Nov. 28, 2001	50,000 (1)	-	-	$4.00
Lyle F. Dunkley	-	-	November 21, 2000	25,000	$3.25
Robert G. McMorran	March 1, 2002	30,000 (3)	-	-	$0.75
Robert G. McMorran	-	-	November 21, 2000	25,000	$3.25
Donald M. Whatley	-	-	January 10, 2001	75,000	$3.40

Notes:

(1) Issued on "flow-through basis" pursuant to the *Income Tax Act* (Canada).
(2) The securities were subscribed for by a company controlled by Mr. Dunkley.
(3) Issued on exercise of Options.

OWNERSHIP OF SECURITIES OF PROVIDENT

None of Meota, the directors and senior officers of Meota or, to the knowledge of the directors and senior officers of Meota after reasonable inquiry, any associates of a director or senior officer of Meota, any person or company holding more than 10% of the outstanding Common Shares, or any person or company acting jointly or in concert with Meota, owns, or exercises control or direction over, any securities of Provident except as follows:

Name	Number of Trust Units	Percentage of Trust Units
Donald M. Whatley	10,000	0.03%

RELATIONSHIPS BETWEEN PROVIDENT AND THE DIRECTORS AND SENIOR OFFICERS OF MEOTA

Other than as provided in the Acquisition Agreement or the Lock-up Agreements described herein, there are no arrangements or agreements that have been made or are proposed to be made between Provident and any of the directors or senior officers of Meota, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. As of the date of this Directors' Circular, no arrangements or agreements have been entered into with respect to such services. None of the directors or senior officers of Meota is a director or senior officer of Provident or any of its subsidiaries.

ARRANGEMENTS BETWEEN MEOTA AND THE DIRECTORS OR SENIOR OFFICERS OF MEOTA

There are no arrangements or agreements made or proposed to be made between Meota and any of the directors or senior officers of Meota pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as described below.

Severance Arrangements

The Board of Directors has approved termination arrangements for the senior officers of Meota whereby if the employment of such senior officers is terminated without just cause they will be entitled to receive a severance payment from Meota equal to two times their then current annual salary plus certain benefits. The aggregate obligation of Meota in the event that the Offer is successful and each of the senior officers is terminated without just cause is $2,768,440 plus the cost of benefits.

Stock Options

The Acquisition Agreement provides that Meota may terminate Options in consideration for an amount not exceeding the difference between the exercise price and the greater of:

(i) $4.60; and

(ii) the five-day weighted average trading price of the Meota Shares on the TSX for the five trading days immediately prior to the date that Provident first takes up Meota Shares pursuant to the Offer.

The Offer also contains a condition that all Options be exercised or terminated. Directors and senior officers of Meota hold Options entitling them to purchase an aggregate 1,475,000 Common Shares at prices ranging from $0.75 to $3.40 per share. Meota intends to enter into agreements with the holders of all Options to terminate such Options for the amount set forth above. The aggregate amount which Meota will pay to purchase such Options from directors and senior officers will be dependant upon the five-day weighted average trading price of the Meota shares on the TSX for the five trading days immediately prior to the date that Provident first takes up Meota shares pursuant to the Offer.

Indemnity Agreements

Meota has entered into indemnity agreements with each of its directors and officers and each of the directors and officers of its subsidiaries pursuant to which, in accordance with the provisions of the by-laws of the Corporation and the CBCA, Meota has agreed to indemnify, to the fullest extent permitted by law, each director and officer in respect of all damages, liabilities and costs which each of them may incur as a result of his having acted as a director and/or officer of Meota and its subsidiaries.

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS WITH PROVIDENT

Other than the Acquisition Agreement and the Lock-up Agreements, none of the directors or senior officers of Meota or any of their respective associates or, to the knowledge of the directors and senior officers of Meota, after reasonable inquiry, any person or company holding more than 10% of the outstanding Common Shares, has any interest in any material contract to which Provident is a party.

RESPONSES TO THE OFFER

Except as otherwise described or referred to herein, Meota has not entered into any transaction, agreement in principle or signed contract or passed any board resolution in response to the Offer nor are there any negotiations underway in response to the Offer which relate to, or would result in, an extraordinary transaction such as a merger or reorganization involving Meota or a subsidiary, the purchase, sale or transfer of a material amount of assets by Meota or a subsidiary, an issuer bid for or other acquisition of securities by Meota, or any material change in the present capitalization or dividend policy of Meota.

MATERIAL CHANGES IN THE AFFAIRS OF MEOTA

For detailed information concerning Meota and its business and financial affairs, reference is made to Meota's Annual Report for the year ended December 31, 2001, Meota's Annual Information Form dated March 27, 2002, the Information Circular - Proxy Statement of Meota dated March 27, 2002, in respect of the Annual General Meeting of Shareholders held on May 21, 2002, the interim consolidated financial statements for the six months ended June 30, 2002, and the press releases and other public disclosure documents on the public file with the securities commissions or similar regulatory authorities in Canada.

Except as disclosed in this Directors' Circular, the directors and officers of Meota are not aware of any material changes that have occurred in the affairs of Meota since June 30, 2002, the date of Meota's last published interim financial statements.

ENGAGEMENT OF FINANCIAL ADVISORS

The Financial Advisors were engaged to provide the Board of Directors with advice in relation to the Offer and, in respect of Yorkton Securities Inc., to provide the Board of Directors with their opinion as to the adequacy of offers, including the Offer, from a financial point of view, to the holders of the Common Shares. In consideration of the provision of these services, Meota has agreed to pay the Financial Advisors certain fees, which fees are contingent upon successful completion of the Offer or another transaction. Meota has also agreed to indemnify the Financial Advisors against certain liabilities and to reimburse the Financial Advisors for reasonable expenses.

OTHER INFORMATION AND MATTERS

The registered office of Meota is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and principal office of Meota is located at 1701, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1.

There is no information or matters not disclosed in this Directors' Circular, but known to the Board of Directors, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Meota with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the sending, communication or delivery thereof has been authorized, by the Board of Directors.

CONSENT OF YORKTON SECURITIES INC.

TO: The Board of Directors of Meota Resources Corp.

Reference is made to our opinion letter dated August 12, 2002 with respect to the adequacy, from a financial point of view, to the holders of the Common Shares (as defined below), of the offer as outlined in the Acquisition Agreement (the "Offer") made by Provident Energy Trust, through its wholly-owned subsidiary, Provident Acquisitions Inc., to purchase all of the issued and outstanding common shares (the "Common Shares"), of Meota Resources Corp. ("Meota"), including Common Shares which may become outstanding on the exercise of options to purchase Common Shares.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Meota in connection with its consideration of the Offer and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, prospectus or any other document, except in accordance with our prior written consent. We understand that Meota has determined to include our opinion in the directors' circular dated August 26, 2002 (the "Directors' Circular").

In that regard, we hereby consent to the reference to the opinion of our firm in the Directors' Circular and to the inclusion of the foregoing opinion in the Directors' Circular. In providing such consent, except as may be required by securities law, we do not intend that any person other than the Board of Directors rely upon such opinion.

Calgary, Alberta, Canada
August 26, 2002

(Signed) Yorkton Securities Inc.

CERTIFICATE

Dated: August 26, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Québec).

On behalf of the Board of Directors

(Signed) Craig W. Stewart
Director, President and Chief Executive Officer

(Signed) John W. Ferguson
Director and Chief Financial Officer

APPENDIX "A"

FAIRNESS OPINION

August 12, 2002

The Board of Directors of
Meota Resources Corp.
1701, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Dear Sirs:

Yorkton Securities Inc. ("Yorkton") understands that pursuant to an agreement dated August 12th, 2002 between Provident Energy Trust ("Provident"), and Meota Resources Corp. ("Meota"), Provident, through its indirect wholly-owned subsidiary Provident Acquisitions Inc., has made an offer (the "Offer") to purchase all of the issued and outstanding common shares of Meota and all common shares issued or issuable upon the exercise of currently outstanding options to purchase Meota common shares (collectively the "Meota Shares") on the basis of $4.60 in cash; or 0.415 Provident trust units ("Units"); or 0.415 exchangeable shares issued by Provident Acquisitions Inc. ("Exchangeable Shares") for each Meota Share such that the total cash consideration shall not exceed $27,821,568, plus an amount of $0.50 for each Meota share issued upon the exercise of an option between August 12th, 2002 and the expiry of the offer, and the total exchangeable share consideration shall not exceed 6,000,000 Exchangeable Shares.

The terms and conditions of the Offer are more fully described in the Offer to Purchase and Circular of Provident (the "Circular"), which will be mailed to holders of Meota Shares (the "Meota Shareholders") on or about August 26, 2002. The Offer is conditional upon, among other things, there being validly deposited under the Offer, and not withdrawn, a number of Meota Shares, which constitutes at least 66⅔% of the outstanding Meota Shares (calculated on a fully diluted basis).

ENGAGEMENT OF YORKTON

To assist the Board of Directors of Meota (the "Board") in considering the terms and conditions of the Offer, and in making its recommendations in respect thereof, Meota has engaged Yorkton, pursuant to an engagement agreement (the "Engagement Agreement"), to provide it with financial advice and our opinion (the "Opinion") as to whether the consideration offered pursuant to the Offer to purchase the Meota Shares is fair, from a financial point of view, to Meota Shareholders. Meota has agreed to indemnify Yorkton from and against certain liabilities arising out of the performance of professional services rendered by Yorkton and its personnel under the Engagement Agreement.

RELATIONSHIP WITH INTERESTED PARTIES

Yorkton is independent from Meota and Provident. Yorkton is not an insider, associate or affiliate of Meota or Provident. Yorkton is not in the business of providing audit opinions nor is it controlled by another financial institution. Yorkton has not entered into any agreements or arrangements with Meota, Provident or any of their respective shareholders to provide underwriting or advisory services in the future. Yorkton may, however, in the normal course of business be engaged by Meota or Provident to provide financial advisory services from time to time including services pursuant to the terms of the Engagement Letter.

Yorkton acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Meota, Provident,or any of their associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such entities or clients for which it received or may receive compensation. As an investment dealer, Yorkton also conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Meota, Provident or the Offer.

QUALIFICATIONS OF YORKTON

Yorkton is an independent Canadian full-service investment-banking firm focused on providing advisory and capital market related services to companies in technology and energy related industries. Yorkton is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Yorkton's services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. The opinions expressed herein is Yorkton's and have been approved by senior investment banking professionals of Yorkton, who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

SCOPE OF REVIEW CONDUCTED BY YORKTON

For the purpose of preparing this Opinion, we have recently analyzed publicly available and confidential financial, operational and other information relating to Meota and Provident including information derived from discussions with management of Meota and Provident. Yorkton has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and in formulating our Opinion, we have reviewed and relied upon, among other things:

In the case of Meota:

i. the audited financial statements of Meota for the twelve months ending December 31, 2001, and 2000;

ii. the interim reports and the unaudited financial statements of Meota for the periods ending March 31, 2002, September 30, 2001, June 30, 2001 and March 31, 2001;

iii. a draft of the interim report and the unaudited financial statements of Meota for the period ending June 30, 2002;

iv. the Annual Reports of Meota for the years ended December 31, 2001 and 2000;

v. the Management Information Circulars dated March 27, 2002 and March 23, 2001 relating to the special and general annual meetings of Meota Shareholders held on May 21, 2002, and May 24, 2001, respectively;

vi. the Renewal Annual Information Form dated March 27, 2002 for the year ended December 31, 2001;

vii. all press releases issued by Meota since January 1, 2001;

viii. the annual budget and forecast for 2002, and 2003 prepared by the management of Meota;

ix. the evaluation of Meota petroleum and natural gas reserves dated March 15, 2002 effective January 1, 2002, prepared by Paddock Lindstrom & Associates Ltd., independent engineering consultants;

x. an estimate of reserve additions for 6 months ended June 30, 2002 prepared by the management of Meota; and

xi. other public and confidential information relating to the business, operations, financial performance and stock trading history of Meota.

In the case of Provident:

i. the audited financial statements of Provident for the period ended December 31, 2001;

ii. the interim reports and the unaudited financial statements of Provident for the periods ending June 30, 2002, March 31, 2002, September 30, 2001, June 30, 2001 and March 31, 2001;

iii. the Annual Report of Provident for the period ended December 31, 2001;

iv. the Management Information Circular dated April 26, 2002 relating to the special and general annual meeting of Provident unit holders held on June 3, 2002;

v. the Renewal Annual Information Form dated May 20, 2002 for the period ended December 31, 2001;

vi. all press releases issued by Provident since January 1, 2001;

vii. the annual budget and forecast for 2002 and 2003 prepared by the management of Provident;

viii. the evaluation of Provident petroleum and natural gas reserves dated July 16, 2002 effective July 1, 2002, prepared by McDaniel & Associates Consultants Ltd., independent engineering consultants;

ix. a schedule of financial and physical hedges for Provident as at July 29, 2002 prepared by the management of Provident; and

x. other public and confidential information relating to the business, operations, financial performance and stock trading history of Provident.

In addition to the information detailed above, Yorkton has further reviewed, considered and relied upon, among other things, the following:

i. the Acquisition Agreement between Provident and Meota dated August 12, 2002;

ii. certain publicly available information pertaining to current and expected future oil and natural gas prices and other economic factors;

iii. publicly available information and certain confidential information possessed by Yorkton with respect to recent transactions involving the sale of oil and gas companies and properties of a comparable nature and considered to be relevant by Yorkton in the circumstances; and

iv. publicly available information and certain confidential information possessed by Yorkton with respect to comparable metrics for publicly traded oil and gas companies and oil and gas royalty trusts;

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. We were granted access by both Meota and Provident to their respective management groups and, to our knowledge, we were not denied any information we requested.

KEY ASSUMPTIONS AND LIMITATIONS

Yorkton has relied upon and assumed, but in accordance with the terms of our engagement has not independently verified, the accuracy, completeness, and fair representation of any of the materials, information, representations, reports and discussions referred to above and this Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon the accuracy, completeness and fairness of all such facts and information referred to above. In addition, Meota and Provident have represented to us that all information provided by or on behalf of Meota, Provident and in respect of the Offer is true and correct in all material respects and contains no untrue statement of a material fact concerning Meota, Provident and the Offer and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

We believe that the analyses and factors considered in arriving at our Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In our overall analysis, and in connection with the preparation of this Opinion, Yorkton made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Meota and Provident. While in the opinion of Yorkton, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion is being provided to the Board under the terms of the Engagement Agreement. Yorkton was not engaged to make (and has not made) an independent formal valuation or appraisal of Meota or any of its assets or liabilities. The Opinion should not be construed as a formal valuation or appraisal of Meota or any of its assets or liabilities. Yorkton was similarly not engaged to review any legal or accounting aspects of the Offer. In preparing the Opinion, Yorkton considered the fairness of the Consideration from the perspective of Meota Shareholders generally and did not consider the specific circumstances, particularly with respect to the income tax consequences of the offer, of any particular holder.

The Opinion has been provided for the use of the Board and is intended to be, and does not constitute, a recommendation that any holder of Meota Shares tender such shares to the Offer. The Opinion is given as of August 12, 2002 on the basis of securities markets, economic and general business and financial conditions prevailing on the date and the condition and prospects, financial and otherwise, of Meota and its affiliates and of Provident and its affiliates as they were reflected in the information provided to Yorkton. Any changes therein may affect the Opinion and, although Yorkton reserves the right to change or withdraw the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Opinion after the date hereof.

FAIRNESS CONSIDERATIONS

In assessing the fairness of the Offer to the Meota Shareholders, from a financial point of view, the analysis conducted by Yorkton reviewed and considered a number of quantitative and qualitative factors, including the following:

i) a comparison of the combined cash and share consideration set forth in the Offer to the exchange ratio implied by our financial analysis of both Meota and Provident;

ii) the opportunity for Meota Shareholders to obtain liquidity for all their Meota Shares through the receipt of a combination of cash and securities of a larger publicly traded entity; and

iii) the opportunity for Provident to benefit from the potential increased awareness from the investment community and the potential for increased trading liquidity in their securities.

CONCLUSION AND OPINION

Based upon our analysis, and subject to all of the foregoing, we are of the opinion that the Offer, as set forth in the Circular and as summarized above, is fair, from a financial point of view, to Meota Shareholders.

This Opinion may be relied upon by the Board for the purpose of considering the Offer and its recommendation to the Meota Shareholders with respect to the Offer but may not be used, nor relied upon, by any other person without our express prior written consent. We do consent to the duplication and inclusion of this Opinion in the Meota Directors' Circular.

Yours very truly,

"Yorkton Securities Inc."

YORKTON SECURITIES INC.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X (together, the "Form F-X") was filed by each of Provident Acquisitions Inc. and Provident Energy Trust concurrently with this Form CB.

Provident Acquisitions Inc. and Provident Energy Trust each undertake to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Provident Acquisitions Inc.

By: [signature]
Name: Mark N. Walker
Title: Vice President, Finance and Chief Financial Officer
Dated: August 26, 2002

Provident Energy Trust
By: Provident Energy Ltd.

By: [signature]
Name: Mark N. Walker
Title: Vice President, Finance and Chief Financial Officer
Dated: August 26, 2002

EXHIBIT INDEX

Exhibit	Description
2.1	the Amended and Restated Renewal Annual Information Form of Provident Energy Trust (the "Trust") dated May 20, 2002 (the "AIF") and schedules thereto including the audited financial statements of the Trust as at and for the period March 6, 2001 to December 31, 2001, together with the notes thereto and the auditors' report thereon;
2.2	management's discussion and analysis of the financial condition and operations of the Trust (included on pages 42 to 50 of the AIF);
2.3	the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the six months ended June 30, 2002;
2.4	the proxy statement and information circular of the Trust dated April 26, 2002 relating to the annual and special meeting of the Trust held on June 3, 2002 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);
2.5	the material change report of the Trust dated March 28, 2002 in respect of the acquisition of certain oil and gas properties; and
2.6	the material change report of the Trust dated August 21, 2002 relating to the Offer in connection with which this Form CB is furnished.

EXHIBIT 2.1


PROVIDENT
ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2001

May 20, 2002

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquired Properties" means the oil and gas properties located in southeast Alberta acquired by the Trust effective May 1, 2002 from a U.S. based exploration and production company pursuant to an agreement of purchase and sale dated March 25, 2002;

"Acquisition Notes" means the unsecured, subordinated, demand notes issued by Provident under the Maxx Arrangement and issued pursuant to the Maxx Note Indenture;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"AMEX" means the American Stock Exchange;

"ARTC" means credits or rebates in respect of Crown royalties, which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act*, which are commonly known as "Alberta Royalty Tax Credits";

"Board of Directors" or **"Board"** means the board of directors of Provident;

"Business Day" or **"business day"** means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Citicorp" means Citicorp Capital Investors Ltd., a corporation formed under the federal laws of Canada;

"Court" means the Court of Queen's Bench of Alberta;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"DD&A" means depletion, depreciation and amortization;

"Debenture" means the $15,000,000 7.5% subordinated secured convertible redeemable debenture due June 2004 issued by Founders to Citicorp which was converted and redeemed as part of the Founders Arrangement;

"Distributable Cash" means all amounts distributed or to be distributed during any applicable period to Trust Unitholders;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Founders" means Founders Energy Ltd., a predecessor of Provident;

"Founders Amalgamation" means the amalgamation of Founders and Provident pursuant to the Founders Arrangement;

"Founders Arrangement" means the arrangement effective March 6, 2001 under Section 186 of the ABCA involving, among other things, the exchange of Founders Shares for the Initial Notes, the exchange of the Initial Notes for Trust Units and the Founders Amalgamation;

"Founders Arrangement Agreement" means the agreement dated January 25, 2001, as amended, between Founders, Provident and the Trust pursuant to which such parties have implemented the Founders Arrangement;

"Founders Note Indenture" means the note indenture providing for the issuance of the Initial Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Founders Shares" means the common shares in the capital of Founders;

"Initial Notes" means the unsecured, $14.70 subordinated notes issued by Provident under the Founders Arrangement and issued pursuant to the Founders Note Indenture;

"Initial Royalty" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme);

"Internal Rate of Return" means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"McDaniel Report" means the independent engineering evaluations of Provident's oil, NGL and natural gas interests prepared by McDaniel dated February 15, 2002 and February 28, 2002 both effective January 1, 2002;

"Management Agreement" means the management agreement dated as of March 6, 2001 among Provident, ManagementCo and the Trustee on behalf of the Trust;

"ManagementCo" or the **"Manager"** means Provident Management Corporation, a corporation incorporated under the ABCA;

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"Maxx" means Maxx Petroleum Ltd.;

"Maxx Amalgamation" means the amalgamation of Maxx and Provident pursuant to the Maxx Arrangement;

"Maxx Arrangement" means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Maxx Shares for Acquisition Notes, the exchange of such Acquisition Notes for cash and/or Trust Units and the Maxx Amalgamation;

"Maxx Arrangement Agreement" means the agreement dated March 26, 2001 between Maxx, Provident and the Trust pursuant to which such parties have implemented the Maxx Arrangement;

"Maxx Note Indenture" means the note indenture providing for the issuance of the Acquisition Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Maxx Shares" means the common shares in the capital of Maxx;

"natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"natural gas liquids" or **"NGLs"** means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"Non-Resident" means a non-resident of Canada within the meaning of the Tax Act;

"Note Trustee" means Computershare Trust Company of Canada, or its successor as trustee under the Founders Note Indenture, the Maxx Note Indenture or the Richland Note Indenture, as the case may be;

"Opal" means Opal Energy Inc.;

"Operating Cash Flow" means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by Provident, (on a consolidated basis), in respect of its interest in the sale of all Petroleum Substances collected from its oil and gas properties and any oil and gas revenue received in such period including any commodity hedging gains and ARTC but not including proceeds of the sale of its oil and gas properties; less (ii) expenditures paid or payable by or on behalf of Provident, (on a consolidated basis), in respect of operating its oil and gas properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from Provident's oil and gas properties including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not including the Initial Royalty or the Subsequent Royalty;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"*pro rata* share" or **"Pro Rata Share"** of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Provident" or the **"Corporation"** means Provident Energy Ltd., the corporation resulting from the Founders Amalgamation and which is wholly-owned by the Trust;

"Provident Shares" means the common shares in the capital of Provident;

"Provident Royalties" means the Initial Royalty and the Subsequent Royalty, collectively;

"Provident Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Return Period" means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"Richland" means Richland Petroleum Corporation;

"Richland Amalgamation" means the amalgamation of Richland and Provident pursuant to the Richland Arrangement;

"Richland Arrangement" means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Richland Shares for Richland Notes, the exchange of such Richland Notes for Trust Units and the Richland Amalgamation;

"Richland Arrangement Agreement" means the agreement dated December 14, 2001 between Richland, Provident and the Trust pursuant to which such parties have implemented the Richland Arrangement;

"Richland Note Indenture" means the note indenture providing for the issuance of the Richland Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Richland Notes" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Richland effective January 16, 2002 and issued pursuant to the Richland Note Indenture;

"Richland Shares" means the common shares in the capital of Richland;

"Seaton Jordan" means Seaton Jordan & Associates Ltd., independent land appraisers of Calgary, Alberta;

"Seaton Jordan Report" means the independent valuation of Provident's undeveloped land as prepared by Seaton Jordan dated April 5, 2002 and effective December 31, 2001;

"Special Voting Units" means a special voting unit of Provident Energy Trust, which shall be entitled to such number of votes at meetings of Trust Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to Sections 4.1(c) and (d) of the Trust Indenture, namely royalties in respect of Provident's oil and gas properties and securities of Provident or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"Subsequent Royalty" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interest and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

(a) body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary;

and in the case of the Trust, includes Provident;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tax Regulations" means the regulations enacted under the Tax Act;

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"Total Return Percentage" means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of January 25, 2001 as amended from time to time, between Computershare Trust Company of Canada and Founders;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of Provident Energy Trust under the Trust Indenture: (a) $100; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the Initial Royalty; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the Founders Shares and Initial Notes; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"Trust Unit", **"Provident Unit"** or **"Unit"** means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unitholders", **"Provident Unitholders"** or **"Unitholders"** means the holders from time to time of the Trust Units;

"Trust Unitholder Rights Plan" or **"Unitholder Rights Plan"** means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada;

"Trustee" means Computershare Trust Company of Canada, the initial trustee of the Trust, and its successor Computershare Trust Company of Canada, or such other trustee, from time to time, of Provident Energy Trust;

"TSEX" or "TSX" means the Toronto Stock Exchange;

"Unanimous Shareholders Agreement" means the unanimous shareholders agreement entered into as of March 6, 2001 between Provident and the Trustee, as trustee for and on behalf of Provident Energy Trust;

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident;

"Unitholder Rights Plan Agreement" means the agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada pursuant to which the Trust adopted the Trust Unitholder Rights Plan;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		**Natural Gas**	
bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bpd	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcfd	thousand cubic feet per day
NGLs	natural gas liquids	mmcfd	million cubic feet per day
STB	stock tank barrel of oil	m^3	cubic metres
mstb	thousand stock tank barrels of oil	mmbtu	million British Thermal Units
boed	barrels of oil equivalent per day	gj	gigajoule
		gjpd	gigajoule per day

Other

boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
mboe	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	means Organization of the Petroleum Exporting Countries.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

For the purposes of this Annual Information Form all conversions of natural gas to barrels of oil equivalent are on the basis of 6 mcf to 1 boe.

FORWARD LOOKING INFORMATION

This Annual Information Form may contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. A discussion of such risk factors is included under "Risk Factors". Neither the Trust nor Provident undertakes any obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of Provident Energy Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was formed as of the 25th day of January, 2001 pursuant to the Trust Indenture. In accordance with the Founders Arrangement involving the Trust, Founders and Provident, all of the issued and outstanding Founders Shares were exchanged for the Initial Notes of Provident on the basis of one Initial Note for every three Founders Shares. Each Initial Note was immediately exchanged with the Trust for one Trust Unit, resulting in the acquisition by the Trust of all of the Initial Notes and the acquisition of Trust Units by the former shareholders of Founders.

Provident

Provident Energy Ltd. is a corporation wholly-owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to the Founders Arrangement. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident has four wholly-owned subsidiaries: 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc. Where the information in this Annual Information Form is as of a date prior to March 6, 2001, the terms "Provident" or "Provident Energy Ltd." shall refer to Founders Energy Ltd.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust. Provident Holdings Trust was formed pursuant to a trust agreement dated April 25, 2002. This trust is wholly-owned by Provident Energy Trust. The asset of Provident Holdings Trust is a 99% interest in the limited partnership, Provident Acquisitions L.P. The head and principal office of Provident Holdings Trust is located at 900, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1. The registered office of Provident Holdings Trust is 3700, 400 – 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta. Provident Acquisitions L.P. was formed pursuant to a trust agreement dated April 25, 2002. Provident Energy Ltd. is the general partner with a 1% interest in the partnership and Provident Holdings Trust is the limited partner with a 99% interest in the partnership. The head and principal office of Provident Acquisitions L.P. is located at 900, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1. The registered office of Provident Acquisitions L.P. is 3700, 400 – 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

The Manager

Provident Management Corporation was incorporated on January 17, 2001 under the ABCA. The head and principal offices of the Manager are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident, Provident Energy Trust, and affiliates.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.


Unitholders
Cash Distributions
Management Services
Provident Energy Trust
Provident Holdings Trust
Provident Management Corporation
Cash flow in the form of Royalties, Debt Principal & Interest
Cash flow in the form of Royalties and Debt Principal
Limited Partner (99%)
Provident Energy Ltd. holds oil and gas assets to generate cash flow
Management Services
General Partner (1%)
Provident Acquisitions L.P. holds oil and gas assets to generate cash flow
Portion of Cash Flow withheld to fund:
- Capital Expenditures
- Reclamation Fund
- Debt Repayment
Wholly-Owned Subsidaries:
611335 Alberta Ltd.
673798 Alberta Ltd.
Terraquest Inc.
Coast Pacific RLP-97 Exploration Inc.

INFORMATION CONCERNING PROVIDENT ENERGY TRUST AND PROVIDENT ENERGY LTD.

Provident Energy Trust

Provident Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty and interest payments (if applicable) and principal repayments on the Initial Notes, Acquisition Notes, Richland Notes and other notes issued by the Trust, from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to the unitholders. Under the terms of the Trust Indenture the Trust is also entitled to:

- invest in securities of Provident from time to time;
- acquire the Initial Royalty and other royalties;
- temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of Provident Energy Trust and paying amounts payable by Provident Energy Trust in connection with the redemption of any Trust Units and making distributions to Trust Unitholders;
- acquire or invest in Subsequent Investments; and
- pay the costs, fees and expenses associated with or incidental to the foregoing.

Provident Units

An unlimited number of Provident Units may be created and issued pursuant to the Trust Indenture. Each Provident Unit represents an equal fractional undivided beneficial interest in any distribution from Provident Energy Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Provident Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, Provident Energy Trust in the event of the termination or winding-up of Provident Energy Trust. All Provident Units of Provident Energy Trust shall rank among themselves equally and rateably without discrimination, preference or priority. Each Provident Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Provident Energy Trust to redeem any or all of the Provident Units held by such holder (see "Redemption Right") and to one vote at all meetings of holders of Provident Units for each Provident Unit held. Holders of Provident Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Provident Energy Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from Provident, shall be entitled to such number of votes at meetings of holders of Provident Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Provident Units, the Special Voting Units shall not confer upon the holders thereof any other rights.

Meetings of holders of Provident Units

The Trust Indenture provides that meetings of holders of Provident Units must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of the

Initial Royalty as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of holders of Provident Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust.

Holders of Provident Units may attend and vote at all meetings of holders of Provident Units either in person or by proxy and a proxy holder need not be a holder of Provident Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Provident Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Provident Units equivalent in number to the votes attaching to such Special Voting Units.

Termination of the Trust

The holders of Provident Units may vote to terminate Provident Energy Trust at any meeting of the holders of Provident Units duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Provident Units; (b) a quorum of 50% of the issued and outstanding Provident Units is present in person or by proxy; and (c) the termination must be approved by Provident Special Resolution.

Unless Provident Energy Trust is terminated or extended by vote of the holders of Provident Units earlier, the Trustee shall commence to wind-up the affairs of Provident Energy Trust on December 31, 2099. In the event that Provident Energy Trust is wound-up, the Trustee will sell and convert into money the Initial Royalty and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the holders of Provident Units in respect of termination authorized pursuant to the Provident Special Resolution authorizing the termination of Provident Energy Trust. In no event shall Provident Energy Trust be wound up until the Initial Royalty shall have been disposed of, and under no circumstances shall any holder of Provident Units come into possession of any interest in the Initial Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Initial Royalty and other assets together with any cash remaining in the Trust among the holders of Provident Units in accordance with their Pro Rata Share.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to holders of Provident Units of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of Provident Energy Trust, net of the Trust's administrative expenses. In addition, holders of Provident Units may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes or Acquisition Notes, as the case may be. It is anticipated however, that Provident Energy Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

Provident Energy Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, management fees, direct expenses of Provident Energy Trust, reclamation fund contributions, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by the Provident Management Corporation on behalf of Provident Energy Trust.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between Provident Energy Trust and Computershare Trust Company of Canada on March 6, 2001, Provident Energy Trust has put in place a unitholder rights plan.

Purpose

The Unitholder Rights Plan is intended to address deficiencies, which Provident Energy Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Provident Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Provident Units have an equal opportunity to participate in any takeover bid.

Summary of the Unitholder Rights Plan

The following is a summary of the principal terms of the Unitholder Rights Plan, which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a "Right") shall be issued and attached to each of the outstanding Provident Units and will attach to each Provident Unit that is subsequently issued. Initially, certificates representing Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Provident Units and will be exercisable, subject to action by Provident, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Provident Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Provident Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Provident Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Provident Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made to all holders of Provident Units, other than the Acquiring Person;

(ii) the take-over bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Provident Units will be taken up or paid for pursuant to any take-over bid prior to the close of business on the date which is not less than 45 days following the date of the take-over bid and only if at such date more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(iii) the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Provident Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Provident Units may be taken up and paid for and that any Provident Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Provident Units may be taken up and paid for, more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Provident Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Provident may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Provident Units, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Provident Units prior to the expiry of the takeover bid in respect of which the waiver is granted. Provident may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Provident Units within 10 days or such other period as may be specified by Provident.

At any time prior to the occurrence of a Flip-in Event, Provident may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Trust Unit Option Plan

Provident Energy Trust has implemented a trust unit option plan (the "Trust Option Plan"). Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to Provident Energy Trust and its subsidiaries. The Trust Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan shall not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Annual Information Form there are 662,100 options granted and outstanding under the Trust Option Plan.

The Initial Royalty

As owner of the Initial Royalty, the Trust is entitled, commencing January 1, 2002, to cash distributions in respect of royalty production income, being 13.5% of Provident's gross revenue from its working interest in oil and gas properties owned as at March 6, 2001 less 13.5% of operating costs and facility usage costs. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Initial Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Initial Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Initial Royalty (to the extent allocable to Canadian Resource Property, as defined in the Tax Act) are allocable as to 86.5% to Provident and as to 13.5% to the Trust.

The Initial Royalty does not constitute an interest in land, and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Subsequent Royalty

As owner of the Subsequent Royalty, the Trust is entitled, commencing May 1, 2001, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Provident on account of or in respect of its credit facilities and any indebtedness of Provident owing to the Trust; (ii) Provident's share of operating costs and capital expenditures including amounts payable in respect of the Initial Royalty and Crown royalties; (iii) income taxes, capital taxes and other direct taxes of Provident; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses of Provident; (vi) acquisition costs of future oil and gas properties and related tangibles; and (vii) amounts required to be paid to the Trustee pursuant to the Trust Indenture. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from Provident, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay Provident, as partial consideration for the Subsequent Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed to fund such costs and expenditures as may be designated by Provident.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Subsequent Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Subsequent Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Subsequent Royalty (to the extent allocable to petroleum and natural gas rights) less any amount payable in respect of the Initial Royalty shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to Provident.

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund"). Provident is obligated to pay $0.20 per barrel of oil equivalent (converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

The Subsequent Royalty does not constitute an interest in land. Except upon the insolvency of Provident, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

Limitation on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Provident Energy Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. Trust Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Trust Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Trust Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units and shall make any distribution in respect of such Trust Units by deposition such amount in separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of Provident Energy Trust certificates representing such Trust Units.

Redemption Right

Provident Units are redeemable at any time on demand by the holders thereof upon delivery to Provident Energy Trust of the certificate or certificates representing such Provident Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by Provident Energy Trust, the holder thereof shall only be entitled to receive a price per Provident Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Provident Units on the principal market on which the Provident Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Provident Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Provident Units are quoted for trading on the date that the Provident Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Provident Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Provident Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Provident Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Provident Units for each day that there was trading, if the market provides only the highest and lowest prices of Provident Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Provident Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Provident Units if there was trading and the exchange or other market provides only the highest and lowest prices of Provident Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Provident Energy Trust in respect of any Provident Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of holders of Provident Units to receive cash upon the redemption of their Provident Units is subject to the limitation that the total amount payable by Provident Energy Trust in respect of such Provident Units and all other Provident Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that Provident may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Provident Energy Trust in respect of Provident Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) Provident Energy Trust distributing Initial Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption; or (ii) if Provident does not hold Initial Notes having a sufficient principal amount outstanding to effect such payment, by Provident Energy Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Initial Notes.

If at the time Provident Units are tendered for redemption by a holder of Provident Units, the outstanding Provident Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Provident considers, in its sole discretion, provides representative fair market value price for the Provident Units or trading of the outstanding Provident Units is suspended or halted on any stock exchange on which the Provident Units are listed for trading or, if not so listed, on any market on which the Provident Units are quoted for trading, on the date such Provident Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Provident Units were tendered for redemption then such holder of Provident Units shall, instead of the Market Redemption Price, be entitled to receive a price per Provident Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Provident as at the date upon which such Provident Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Provident Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Initial Notes or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Provident Units to dispose of their Provident Units. Initial Notes or Redemption Notes which may be distributed in specie to holders of Provident Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Initial Notes or Redemption Notes. Initial Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Provident Trustee

Computershare Trust Company of Canada is the initial trustee of Provident Energy Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Provident Units and issuing Provident Units pursuant thereto; (b) maintaining the books and records of Provident Energy Trust and providing timely reports to holders of Provident Units; and (c) paying cash distributions to holders of Provident Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of Provident Energy Trust and the holders of Provident Units and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of holders of Provident Units. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the holders of Provident Units. The Trustee may resign upon 60 days' notice to Provident Energy Trust. The Trustee may also be removed by Provident Special Resolution. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to Provident Energy Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by ManagementCo or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of ManagementCo, Provident, or any other person to whom the Trustee has, with the consent of Provident, delegated any of its duties, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by ManagementCo or Provident to perform its duties under or delegated to it under the Trust Indenture or certain material contracts), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or certain material contracts, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of Provident Energy Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Provident Energy Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Provident Special Resolution.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

- ensuring Provident Energy Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that Provident Energy Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Management Agreement or the Provident Royalties and any other agreement of Provident Energy Trust or any offering document pursuant to which securities of Provident Energy Trust are issued with respect to Provident Energy Trust, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of Provident Energy Trust and Provident Management Corporation has been retained to administer Provident Energy Trust on behalf of the Trustee. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to: (a) the redemption of Provident Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX of the Provident Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Provident Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Provident Units or rights to Provident Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Provident Trust Indenture. Holders of Provident Units are entitled to elect a majority of the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of Provident, Provident and Provident Energy Trust will be managed by Provident Management Corporation.

Decision Making

Although Provident Management Corporation provides certain advisory and management services to Provident pursuant to the Management Agreement, the board of directors of Provident supervises the management of the business and affairs of Provident Energy Trust, including the business and affairs of Provident Energy Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of Provident Energy Trust; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to: (i) the issuance of additional Provident Units; and (ii) the determination of the amount of Distributable Cash. Any amendment to the Management Agreement or the Provident Royalties will require the approval of the board of directors of Provident on behalf of Provident Energy Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of Provident are held by the Trust. Each Provident Share entitles its holder to receive notice of and to attend all meetings of the shareholders of Provident and to one vote at such meetings. The holders of Provident Shares are, at the discretion of the board of directors of Provident and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of Provident Shares are entitled to share equally in any distribution of the assets of Provident upon the liquidation, dissolution, bankruptcy or winding-up of Provident or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Provident Shares.

Notes

From time to time, Provident has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. Cash flow from Provident's producing properties distributed from Provident to the Trust includes interest payments (if applicable) and principal repayments on the various notes held by the Trust. The following summary of the material attributes and characteristics of the various notes outstanding does not purport to be complete and is qualified in its entirety by reference to the provisions of the note indentures under which such notes have been issued, which contain a complete statement of such attributes and characteristics.

Initial Notes

The Initial Notes are unsecured and bear interest from the date of issue at 12% per annum. The Initial Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. All principal will be due on maturity, December 31, 2021. Provident may prepay all or any part of the outstanding principal of the Initial Notes without notice or bonus.

Provident is required on a monthly basis, subject to the terms of any secured financing, to make principal payments on the Initial Notes in an amount equal to one-twelfth of Provident's available cash flow for the prior calendar year, which in general terms, consists of Provident's gross production revenue less all royalties, taxes, general and administrative expenses, operating expenses, capital expenditures, principal and interest payments on all secured debt and on the Initial Notes, and fees payable to Provident Management Corporation. Because of the variable factors in determining available cash flow, Provident may not be required to pay any principal on the Initial Notes in any calendar year.

The Initial Notes were issued in connection with the Founders Arrangement pursuant to the Founders Note Indenture.

Acquisition Notes

The Acquisition Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Acquisition Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Acquisition Notes without notice or bonus.

The Acquisition Notes were issued in connection with the Maxx Arrangement pursuant to the Maxx Note Indenture.

Richland Notes

The Richland Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Richland Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Richland Notes without notice or bonus.

The Richland Notes were issued in connection with the Richland Arrangement pursuant to the Richland Note Indenture.

Dividend Record And Policy

No dividends have been paid on the Provident Shares. Any decision to pay dividends on the Provident Shares in the future will be made by the board of directors of Provident on the basis of Provident's earnings, financial requirements and other conditions existing at the time.

Provident Holdings Trust and Provident Acquisitions L.P.

Provident Acquisitions L.P. holds certain southeast Alberta properties acquired May 1, 2002. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form. Provident Holdings Trust is managed by the Manager and Provident is the general partner of Provident Acquisitions L.P. Provident Acquisitions L.P. has granted a royalty to the Trust entitling the Trust to a 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident Acquisitions L.P. after certain cost expenditures and deductions.

INFORMATION CONCERNING PROVIDENT MANAGEMENT CORPORATION

The Manager

The principal business of the Manager is to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust and its affiliates, including those necessary: (a) to ensure compliance by Provident Energy Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Provident Units all information to which holders of Provident Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Provident Units; (e) to determine the amounts payable from time to time to holders of Provident Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Provident Units, if any. The board of directors of Provident is required to approve all matters referred to in items (d), (e) and (f) above and, in addition, will be required to approve any amendment to the Management Agreement or the Provident Royalties on behalf of the Trust. Provident Management Corporation provides the executive officers to Provident, being Thomas W. Buchanan as Chief Executive Officer and Randall J. Findlay as President.

Provident Management Corporation is owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

Management Agreement

The Management Agreement has an initial term expiring on December 31, 2004. Subject to the Management Agreement, and any directions or restrictions imposed from time to time by the board of directors of Provident, Provident Management Corporation provides all management services and arranges for administrative and support services pertaining to Provident's oil and natural gas properties, Provident, the Trust and all related services incidental thereto.

Provident Management Corporation will be paid fees for providing such services. Provident Management Corporation and Provident Energy Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. Provident Management Corporation will be indemnified by Provident in respect of damages suffered relating to the services provided by Provident Management Corporation under the Management Agreement provided that Provident Management Corporation is in compliance with the standard of care described below and it and any of its directors, officers or employees will be indemnified by Provident provided that such persons shall not be found to be liable for or guilty of fraud, wilful default or negligence (other than in the case of services which constitute the conduct of operations on behalf of Provident as described in the 1990 Canadian Association of Petroleum Landman Operating Procedure where the standard shall be gross negligence rather than negligence).

In exercising its powers and discharging its duties under the Management Agreement, Provident Management Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent operator and manager having responsibility for the management, advisory and administrative services would exercise in comparable circumstances.

Acquisition and Disposition Strategy

Provident Management Corporation employs a strategy which focuses on maximizing the level of sustainable production of oil and natural gas from Provident's existing properties and to supplementing production by reserve acquisitions. Capital expenditures are and will be focused on development activity as opposed to exploration. Certain exploration properties will be sold, farmed out or developed using third party resources. Reserve replacement and additions will be achieved through development activity and acquisitions.

In addition, as part of the services to be provided by Provident Management Corporation to Provident and Provident Energy Trust, Provident Management Corporation may recommend that Provident enter into agreements to dispose of its oil and natural gas properties and make farmouts and other dispositions of such properties. Approval by the board of directors of Provident of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of an amount equal to 5% of the total market capitalization of Provident Energy Trust at such time.

Compensation

In its role under the Management Agreement as manager and administrator of Provident and Provident Energy Trust, Provident Management Corporation will receive the following fees:

(a) a fee in an amount equal to 2% of Operating Cash Flow, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a Business Day, on the next Business Day; and

(b) a fee equal to 6% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day on the next Business Day.

Provident Management Corporation will not be entitled to a fee in respect of acquisitions and dispositions. In addition, Provident Management Corporation has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Provident Units at the Unit Market Price calculated as at the end of the relevant period.

In addition, Provident Management Corporation is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by Provident Energy Trust and Provident, other than costs related solely to Provident Management Corporation. The salaries of Thomas W. Buchanan and Randall J. Findlay are not reimbursable but the costs of certain of the benefits and perquisites will be reimbursable, subject to certain limits. The Management Agreement also provides that in most instances of termination, Provident Management Corporation is entitled to receive the management fees described herein and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods an amount equal to such management fees as would have been payable in respect of two complete Return Periods).

Conflicts of Interest

Certain of the directors, officers and employees of Provident Management Corporation, and certain of the consultants retained by Provident Management Corporation from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require Provident Management Corporation to:

(a) make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest;

(b) use all reasonable efforts to resolve such conflict of interest in a manner which will treat Provident Energy Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of Provident Energy Trust or Provident, as the case may be and such interested party;

(c) make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident Management Corporation to each such group of persons; and

(d) act honestly and in good faith in making any such resolutions.

Provident Management Corporation shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of Provident Management Corporation shall be entitled to hold board positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

Unanimous Shareholders Agreement

Pursuant to the Unanimous Shareholders Agreement among Provident, the Manager and the Trustee as trustee for and on behalf of Provident Energy Trust, the holders of Trust Units are entitled to notice of and to attend all meetings of shareholders of Provident and except as set forth below, to direct the manner in which Provident Energy Trust will vote its shares in Provident at all such meetings. Prior to Provident Energy Trust voting its shares in Provident, each holder of Trust Units shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and Provident Energy Trust shall be required to vote its shares in Provident in accordance with the result of the vote of holders of Trust Units. Holders of Trust Units shall be entitled to direct Provident Energy Trust as to how to vote in respect of all matters placed before the shareholder of Provident including, the election of the directors of Provident, approving its financial statements and appointing auditors of Provident, who shall be the same as the auditors of Provident Energy Trust. In addition, holders of Trust Units will be entitled to direct Provident Energy Trust as to how to vote its shares in Provident on any proposed amendment to the Unanimous Shareholders Agreement, where such amendment is required to be approved by special resolution. Provident Energy Trust will not be entitled, without the direction of holders of Trust Units, to exercise its rights as the sole shareholder of Provident except as set forth above.

It is a term of the Unanimous Shareholders Agreement that the board of directors of Provident shall consist of a minimum of 5 and a maximum of 15 directors. The Unanimous Shareholders Agreement provides that holders of Trust Units are entitled to elect a majority of the board of directors of Provident. Under the terms of the Unanimous Shareholders Agreement, Provident Management Corporation shall have the right to nominate 2 directors to the board of directors of Provident.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT

The business and history of Provident, and its predecessor Founders, are detailed in the following discussion. This information provides relevant background to the growth of Founders and the decision to convert Founders into a cash distributing energy trust.

In 1997, Founders achieved significant production growth through an aggressive horizontal drilling program that focussed on exploiting certain southeast Saskatchewan oil properties that were acquired in March 1996. The use of three-dimensional seismic and horizontal drilling techniques resulted in nine successful horizontal oil wells in the Founders operated areas of Hartaven and Weir Hill. Exploration drilling during 1997 resulted in two successful deep exploratory Ordovician oil wells in the Hartaven area of southeast Saskatchewan. During 1997, Founders also increased its undeveloped land position by 48,325 net acres to total 60,816 net acres. Production volumes for 1997 averaged 1,762 barrels of oil equivalent per day.

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the December 22, 1998 acquisition of Opal. Production volumes averaged 2,489 barrels of oil equivalent per day and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders' largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 8.2 million barrels of oil equivalent of which 46 percent were natural gas and on a proven plus half probable basis, Founders acquired 10.2 million barrels of oil equivalent of which 48 percent were natural gas reserves. Opal was a value-driven acquisition that significantly enhanced Founders' competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders' growth objectives for the year. Early in 1999, management recognized the need to deal with Founders' debt levels to improve Founders' financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders' potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 bpd of crude oil and natural gas liquids and 12.3 mmcfd of natural gas for a total oil equivalent production of 4,922 boed.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90 percent. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100 percent success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67 percent. During 2000, daily production volumes averaged 2,440 bpd of crude oil and natural gas liquids and 10.6 mmcfd of natural gas for a total oil equivalent production of 4,208 boed compared to an average daily production rate of 4,922 boed in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 boed of annualized non-core production throughout 1999. Founders' exit production for the year was slightly in excess of 4,300 boed.

During 2000, management believed that Founders, along with the vast majority of other junior E & P companies, was significantly undervalued by the market. As a result, Founders' board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was clearly the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders' shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001, the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders. As part of the transaction, Citicorp, the holder of the $15.0 million 7.5 percent subordinated secured convertible debenture due June 30, 2004, agreed to the early conversion and redemption of the Debenture as part of the Founders Arrangement. The conversion of the Debenture significantly improved Provident's financial flexibility allowing the Trust to actively pursue quality acquisition opportunities. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

On May 25, 2001, the Trust and Provident completed the acquisition of the Maxx Shares pursuant to the Maxx Arrangement. The acquisition of Maxx increased the total number of Trust Units outstanding to

14,586,821 Trust Units. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

On August 29, 2001, the Trust completed a treasury and secondary offering of 2,435,500 trust units for gross proceeds of $26.425 million. On December 13, 2001, in conjunction with the acquisition of Richland, the Trust completed a treasury offering of 4,000,000 Trust Units for gross proceeds of $35.0 million.

On January 15, 2002, the Trust and Provident completed the Richland Arrangement. The acquisition of Richland increased the total number of Trust Units outstanding as at that date, to 32,179,546 Trust Units. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

On May 1, 2002, the Trust and Provident completed the acquisition of certain oil and gas properties located in southeast Alberta for a purchase price $72.0 million (subject to adjustment), payable in cash. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form. In conjunction with the acquisition of the oil and gas properties, the Trust completed a concurrent treasury offering of 3,900,000 Trust units and $64.41 million principal amount of 10.5% convertible unsecured subordinated debentures for gross proceeds of $103.8 million.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the Board of Directors to evaluate Founders' asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production ("E&P") companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the E&P sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders' asset base and detailed production and cash flow modeling, the Board of Directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Founders Arrangement resulted in Founders Shareholders receiving Trust Units of Provident Energy Trust in exchange for their Founders Shares. The Founders Arrangement involved the following steps which were deemed to occur sequentially:

a) Founders' existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

b) each issued and outstanding Founders Share was exchanged for Initial Notes, on the basis of one Initial Note for every three Founders Shares. In lieu of fractional Initial Notes, each holder of Founders Shares who would otherwise have received such fractional Initial Notes was paid an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) the product of (i) three and (ii) the average closing sale price per share of the Founders Shares on the TSX as reported in *The Financial Post* over the ten consecutive trading days ending on the third trading day prior to the effective date, resulting in the acquisition by Provident of all of the issued and outstanding Founders and the acquisition by holders of Founders Shares of Initial Notes;

c) each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by Provident Energy Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

d) Founders and Provident were amalgamated to form "Provident Energy Ltd."; and

e) the Trust Unitholder Rights Plan became effective.

In connection with the Founders Arrangement, all stock options immediately vested and became exercisable prior to the Founders Arrangement becoming effective. Any stock options not exercised at such time were cancelled. Founders has made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the Founders Arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Provident. Any distributions on the Trust Units made to such employee, officer or director during that period will be applied to the loan amount due. Principal and accrued interest on the loans will be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders Shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Trust Unitholder Rights Plan containing substantially the same provisions as the shareholder rights plan.

The Board of Directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view, to the holders of Founders Shares.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into the Maxx Arrangement Agreement, which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001. On May 25, 2001, each of the events below were deemed to occur in the following sequence without further act or formality:

a) each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share;

b) the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units and/or cash on the basis of:

    i) $7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash;

    ii) $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Units.

This resulted in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx;

c) Maxx and Provident were amalgamated and continued as one corporation, under the name "Provident Energy Ltd."

In addition, Provident issued 19,600 Units to directors of Maxx holding share appreciation rights of Maxx pursuant to a letter agreement entered into between Provident and each such director.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

Provident and Maxx each had three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. The acquisition of Maxx resulted in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies resulted in reduced general and administration expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident's daily average production increased form 4,800 barrels of oil equivalent per day to 12,500 boed, including 6,300 barrels of conventional heavy crude oil, 1,700 barrels per day of light crude oil, 800 barrels of natural gas liquids and 20.6 mmcfd of natural gas. Provident's proven reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe. Combined reserves of Provident and Maxx included more than one hundred undrilled, low-risk development locations for heavy oil. This inventory of drilling locations may potentially provide production replacement for two to three years beyond that recognized in the McDaniel Report.

Richland Arrangement

On November 26, 2001, Provident, Richland, 961982 Alberta Ltd. ("Terraquest") and the Trust entered into the Richland Arrangement Agreement, which provided for implementation of the Richland Arrangement pursuant to Section 186 of the ABCA. The Richland Arrangement became effective on January 16, 2002. Under the terms of the Richland Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the "Terraquest Assets") to Terraquest for common shares of Terraquest ("Terraquest Shares"), Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for a note, which was immediately redeemed for 0.4 of a Trust Unit.

The Terraquest Assets sold by Richland to Terraquest as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 boed, 426 mboe of proved reserves, 507 mboe of established reserves (defined as proved reserves plus 50% probable reserves) and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Richland Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Terraquest properties.

The Richland Arrangement received the Final Order approving the Plan from the Court of Queens Bench on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002 and Provident and Richland were then amalgamated, continuing as "Provident Energy

Ltd.". A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland's debt, net of working capital, of approximately $83 million.

Upon completion of the Richland Arrangement, the Trust became the holder of all of the issued and outstanding Richland Notes.

Following the Richland Arrangement, Provident's daily average production increased to approximately 17,000 barrels of oil equivalent per day comprising of 40 percent natural gas, 33 percent cold conventional heavy oil and 27 percent light crude oil and natural gas liquids. The assets of Richland have diversified Provident's production mix, which, prior to the Richland Arrangement, was weighted 55 percent to heavy oil. The Richland assets compliment Provident's existing operations in west central Alberta and southeast Saskatchewan and provide a new core area in southern Alberta.

Southeast Alberta Property Acquisition

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Canadian subsidiaries (collectively, the "Vendor") of a U.S. based exploration and production company providing for the acquisition by Provident of certain oil and gas properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. The right to acquire the Acquired Properties was subsequently assigned to Provident Acquisitions L.P. The acquisition of the Acquired Properties closed on May 1, 2002.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing approximately 3,600 boed. The assets are comprised primarily of high working interest, operated properties with year round operating access. Provident believes that the assets offer additional low-risk development and optimization potential. The Acquired Properties met the Trust's objectives of increasing cash available for distribution and net asset value on a per unit basis.

NARRATIVE DESCRIPTION OF THE BUSINESS

The following is a description of the business of Provident prior to the Richland Arrangement and the acquisition of the Acquired Properties, unless otherwise indicated. For a description of the business and properties of Richland prior to the Richland Arrangement, see Schedule B of this Annual Information Form. For a description of the Acquired Properties, see Schedule F in this Annual Information Form.

The Trust acquires and holds, directly or indirectly, interests in crude oil and natural gas properties in Western Canada. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty, interest and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes, Richland Notes and other notes, which the Trust may issue from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders. The management and administration of the business and operations of Provident are performed by the Manager under the terms of the Management Agreement and the Manager is responsible for providing the services of both the President and the Chief Executive Officer to Provident. The Trust has no employees, while Provident currently has 72 employees and consultants at its head office location and 58 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta and southeast Saskatchewan.

Corporate Strategy

Provident's strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a focused program of acquisition, development, exploitation, production and marketing of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident's operations are currently located in three core areas of activity in west central Alberta, Lloydminster and southeast Saskatchewan. These areas generally offer low to medium risk development potential, a well developed operational infrastructure and year round access, all of which is ideally suited to a trust.

Provident will focus its development activities primarily in the Lloydminster heavy oil area where the company plans to develop more than 200 low risk drilling opportunities which can be used to supplement production declines, taking into consideration the acquisition of Maxx. Provident plans to drill between 40-50 wells annually in order to maintain existing production levels in respect of its existing asset base. A consistent, disciplined commodity price risk management strategy will be employed by Provident, focussing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of oil and gas prices.

Provident will also pursue an aggressive acquisition strategy targeting both property and corporate acquisitions that are accretive to distributable cash flow and net asset value per Trust Unit. The Trust will pursue acquisitions which meet certain criteria including quality low-risk production with year round access and good operating infrastructure. This will minimize the risk of production downtime. Provident will pursue acquisitions that have a strong production component and where minimal capital is required to bring incremental production on stream. Where development potential exists, only those opportunities which are considered low risk will be undertaken by Provident, higher risk prospects or exploration opportunities will be either farmed out or sold.

Commodity Price Risk Management Program

Provident's cash flow available for distribution to Unitholders could be substantially impacted by fluctuations in commodity prices for both crude oil and natural gas, quality differentials for both heavy and medium grade crude oil, the Canadian/U.S. dollar exchange rate and interest rates. In order to manage the volatility inherent in these variables, Provident's Board of Directors has adopted a Commodity Price Risk Management Program (the "Program") that is administered by a Risk Management Committee comprised of certain members of senior management of Provident in consultation with Provident's primary commodity marketing advisors.

The Risk Management Committee is responsible for the following:

1. development and communication of the commodity price risk management policies and procedures;
2. development of strategic commodity price risk management guidelines under which physical or financial instruments are to be utilized and to strike a balance between risk exposure and the desired level of risk tolerance;
3. development of parameters for market risk transaction volumes and other limits;
4. authorization of specific financial and physical commodity and derivative instruments to be traded; and
5. development of appropriate systems for recording, monitoring and reporting the results of the commodity risk management activity.

The Program is not intended to create incremental economic exposure to Provident. Instead, the Program serves to reduce the economic exposure of Provident to adverse market movements thus providing more stability of cash distributions to Unitholders.

Provident currently markets its crude oil production through various third party marketers and in some cases directly to refiners. There are numerous markets available to transact competitively priced commodity contracts for crude oil. Provident's natural gas is generally sold on both the spot market and to aggregators with approximately 85 percent sold on the spot market and approximately 15 percent sold to aggregators. There are numerous markets available to transact competitively priced commodity price contracts for natural gas.

In conjunction with the Founders Arrangement, the Maxx Arrangement and the Richland Arrangement, Provident has entered into several physical and financial hedge transactions for the balance of 2002 and for 2003. The following table summarizes the current Provident Commodity Price Risk Program as at March 31, 2002, including contracts that were transacted by Richland prior to January 16, 2002:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Light Oil	1,000 bpd	WTI US$24.30	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	January 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	January 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	January 1 – October 31
2003	Light Oil	1,000 bpd	WTI US$23.18	January 1 – December 31
	Heavy Oil	3,000 bpd	Cdn $18.98 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

Principal Properties

The following are descriptions of Provident's principal producing properties prior to the Richland Arrangement and prior to the acquisition of the Acquired Properties, both of which closed in 2002, located in west central Alberta, east central Alberta and west central Saskatchewan ("Lloydminster Core Area") and southeast Saskatchewan. All conversions of gas to oil are on a 6:1 basis.

West Central Alberta Core Area

Carrot Creek, Alberta

Provident has a 17.7 percent working interest in six producing liquids-rich gas wells, and one oil well with solution gas in the area. For the period March 6, 2001 to December 31, 2001, production from this area was 835 mcfd of natural gas and 52 bpd of oil and natural gas liquids. Currently, Carrot Creek is producing 200 boed, net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 651 mmcf of proven natural gas reserves and 858 mmcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 58 mbbls proved and 74 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 391 net acres in the area.

Clive, Alberta

The Clive area is located approximately 60 kilometres east of Red Deer in central Alberta. Provident operates twelve natural gas wells (net 10 wells), a seven million cubic feet per day natural gas plant, a seven mmcfd compressor station, three wellhead compressors and a gathering system in the area. For the period March 6, 2001 to December 31, 2001, Provident's net share of production from the Clive area averaged 1.2 mmcfd of natural gas and 15 bpd of oil and natural gas liquids. Current net production is approximately 265 boed from the area. Based on the McDaniel Report, Provident has been assigned 2.0 bcf of proven natural gas reserves and 2.8 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 25 mbbls proved and 33 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 3,954 net acres in the area.

Cow Lake, Alberta

Provident operates six natural gas wells (net 3.3 wells) and gathering and compression facilities in this area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 2.9 mmcfd of natural gas and 150 bpd of natural gas liquids. Current net production is approximately 560 boed from the area. Based on the McDaniel Report, Provident has been assigned 5.6 bcf of proven natural gas reserves and 6.2 bcf of established natural gas reserves. Natural gas liquids reserves of 309 mbbls proved and 339 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 420 net acres in the area.

Gilby, Alberta

The Gilby area is located approximately 35 kilometers northwest of Red Deer in central Alberta. Provident has an interest in 52 gas wells (net 38.2 wells), an eight million cubic feet per day natural gas plant, a five million cubic feet per day compressor station and an extensive gathering system. Provident established Gilby as a core area due to its attractive multi-zone, liquids-rich and gas-prone nature. Hydrocarbon reservoirs range from very shallow Upper Cretaceous to deep Devonian. For the period March 6, 2001 to December 31, 2001, Provident's share of production from the Gilby area averaged 8.6 mmcfd of natural gas and 334 bpd of oil and natural gas liquids. Current net production is approximately 1,600 boed. Based on the McDaniel Report, Provident has been assigned a total of 16.5 bcf of proven natural gas reserves and 20.5 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 766 mbbls proved and 937 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 21,352 net acres in the area.

Westward Ho, Alberta

Provident operates 21 oil and natural gas wells (net 8.8 wells) and gathering and compression facilities in the area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.6 mmcfd of natural gas and 82 bpd of oil and natural gas liquids. Current net production is approximately 310 boed from the area. Based on the McDaniel Report, Provident has been assigned 1.9 bcf of proven natural gas reserves and 2.1 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 192 mbbls proved and 221 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 472 net acres in the area.

Willesden Green, Alberta

Provident has an interest in 14 oil and natural gas wells (net 5.2 wells) and gathering and compression facilities in this area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.8 mmcfd of natural gas and 62 bpd of oil and natural gas liquids. Current net production is approximately 340 boed from the area. Based on the McDaniel Report, Provident has been assigned 2.4 bcf of proven natural gas reserves and 3.1 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 151 mbbls proved and 223 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 5,625 net acres in the area.

Lloydminster Core Area

Provident established the Lloydminster area of Saskatchewan as a second core growth area, following Founders' acquisition of Opal in late 1998. With the acquisition of Maxx in May 2001, this area was expanded to include heavy oil properties in Alberta. Provident currently operates 307 wells and three processing facilities at its seven properties at Epping, Freemont, Islay, Lashburn, Lloydminster, Meridian and Wildmere. All of the pools are on conventional primary cold production and in aggregate, currently capable of producing approximately 6,000 bpd of 15 degree API heavy oil.

Epping, Saskatchewan

The Epping area is located approximately 31 kilometers southeast of Lloydminster. Provident has a 100% working interest and operates 35 heavy oil wells, which produce oil from the Sparky Formation. Production for the period March 6, 2001 to December 31, 2001 averaged 923 bpd of 15 degree API heavy oil. Oil produced from the area is trucked to Provident's pipeline connected Neilburg and Dulwich facilities. In 1999, Provident discovered a new pool to the north of its existing production. Two and three-dimensional seismic programs were shot in late 1999 to better delineate the two Epping pools and define further infill locations on the established pool and step-outs to the new discovery. In 2000, 15 wells were drilled adding approximately 450 bpd of production. In 2001, an additional 10 wells were drilled adding approximately 200 bpd of production. Current production is approximately 950 bpd. Based on the McDaniel Report, Provident has been assigned 816 mbbls of proved crude oil reserves and 1,023 mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 1,351 net acres in the area.

Freemont, Saskatchewan

The Freemont area is located approximately 74 kilometres southeast of Lloydminster. Provident operates and has an average 91% working interest in 32 (29.0 net) producing heavy oil wells which produce from the thick, very porous and permeable Waseca channel sandstone, the regional Waseca sandstone and the Sparky Formation. Oil produced from the area is trucked to Provident's Neilburg facility or directly to sales terminals. For the period March 6, 2001 to December 31, 2001, Provident's net share of production averaged 320 bpd of 15 degree API heavy oil. Current production is approximately 180 bpd. Based on the McDaniel Report, Provident has been assigned 372 mbbls of proved crude oil reserves and 653 mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 2,025 net acres in the area.

Lashburn, Saskatchewan

Lashburn is located in close proximity to Provident's existing properties in the Lloydminster area. Using existing two dimensional and newly acquired proprietary three dimensional seismic, Provident drilled three wells at Lashburn in late 2000, seven wells in 2001 and six wells in the first quarter of 2002, all of which are 100% owned by Provident. The 16 Lashburn wells are currently producing at a combined rate of approximately 940 Bpd of 15 degree API heavy oil. For the period March 6, 2001 to December 31, 2001, Provident's net share of production was 287 bpd. Provident has been assigned 1,442 mbbls of proved crude oil reserves and 2,069 mbbls of established crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 3,726 net acres in this growth area.

Dulwich and Neilburg, Saskatchewan

Provident operates a treating facility at Dulwich and another at Neilburg, both of which are owned 100%. Most of the production from the Trust's Saskatchewan heavy oil area is treated at one of these facilities and subsequently sold via the Husky or Manitou pipelines. The facilities at Dulwich and Neilburg have treating capacities of 1,100 bpd and 2,700 bpd of clean oil, respectively. There are also opportunities to process third-party volumes at both of the facilities.

Islay, Alberta

The Islay area was acquired as part of the Maxx Arrangement and produces 15 degree API heavy oil. The 26, 100% working interest wells, produced 271 bpd in the March 6, 2001 to December 31, 2001 period. Currently, the field is producing 330 bpd, net to Provident. Provident has been assigned 559 mbbls of proved crude oil reserves and 656 mbbls of established crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 1,107 net acres in this area.

Lloydminster and Meridian, Alberta

The Lloydminster and Meridian fields were acquired as part of the Maxx Arrangement and produce 15 degree API heavy oil from 170 wells (169 net). The fields produced 2,503 bpd in the March 6, 2001 to December 31, 2001 period. Currently, the fields are producing 2,845 bpd, net to Provident. Provident has been assigned 7,411 mbbls of proved crude oil reserves and 9,399 mbbls of established crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 11,007 net acres in this area.

Wildmere, Alberta

The Wildmere area was acquired as part of the Maxx Arrangement and produces 15 degree API heavy oil. The 34, 100% owned wells, produced 385 bpd in the March 6, 2001 to December 31, 2001 period. Currently, the field is producing 450 bpd, net to Provident. In addition to the producing wells, Provident owns a treating facility in the area that processes most of Provident's Alberta heavy oil production. This facility is capable of treating 2,500 bpd of clean oil. Provident has been assigned 819 mbbls of proved crude oil reserves and 1,022 mbbls of established crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 968 net acres in this area.

Southeast Saskatchewan

Hartaven, Saskatchewan

The Hartaven area is located approximately 35 kilometres northeast of Weyburn. Provident operates and has an average 90% working interest in 29 light/medium oil wells, two disposal wells, a gathering system and two batteries, with an average working interest of 80%. Provident's net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 465 bpd of light and medium oil. Current production is approximately 370 bpd. Based on the McDaniel Report, Provident has been assigned 958 mbbls of proved crude oil reserves and 1,058 mbbls of established crude oil reserves for the area.

Ingoldsby, Saskatchewan

The Ingoldsby area was acquired as part of the Maxx Arrangement and has 33 wells with an average working interest of 74%. Provident's net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 230 Bpd of light oil. Current production is approximately 370 Bpd. Based on the McDaniel Report, Provident has been assigned 764 mbbls of proved crude oil reserves and 834 mbbls of established crude oil reserves for the area.

Silverton, Saskatchewan

Provident operates 38 wells (35.4 net) in the Silverton area that was acquired as part of the Maxx Arrangement. Provident's net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 298 Bpd of light oil. Current production is approximately 320 Bpd. Based on the McDaniel Report, Provident has been assigned 701 mbbls of proved crude oil reserves and 731 mbbls of established crude oil reserves for the area.

Reserves

The oil, natural gas and NGL reserves of Provident and Richland as of January 1, 2002 have been evaluated by McDaniel & Associates Consultants Ltd. utilizing McDaniel January 1, 2002 pricing as set forth in the report prepared by McDaniel dated February 28, 2002 evaluating the oil, natural gas and NGL reserves relating to Provident as at January 1, 2002. McDaniel conducted evaluations based on both escalated and constant price assumptions of Provident's and Richland's oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of

McDaniel, contained in the McDaniel Report, are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by Provident and Richland and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof. See "Schedule B – Information Respecting Richland Petroleum Corporation" for a summary of the Richland oil and natural gas reserves.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Escalated Price Assumptions

	Company Gross Reserves[1]			Company Net Reserves[2]			Present Worth Value Discounted at				
Escalated Prices	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	9,949	876	27,992	8,756	597	20,605	170,260	127,838	122,385	115,245	105,430
Non-Producing[5]	1,504	50	1,767	1,414	34	1,291	12,969	9,605	9,079	8,364	7,348
Undeveloped[6]	4,844	75	2,423	4,470	59	2,009	24,047	14,562	13,270	11,576	9,270
Total Proved	16,297	1,000	32,182	14,640	691	23,905	207,276	152,005	144,734	135,186	122,049
Risked Probable Additional[7][8]	4,038	196	6,670	3,632	139	5,153	52,770	28,904	26,266	22,955	18,740
Total Proved plus Risked Probable	20,335	1,196	38,852	18,272	830	29,058	260,046	180,909	171,000	158,141	140,789

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $51.7 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $3.3 million (2002) and $26.3 million (2003).

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Constant Price Assumptions

	Company Gross Reserves[1]			Company Net Reserves[2]			Present Worth Value Discounted at				
Constant Prices	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	9,696	876	28,009	8,544	599	20,616	130,189	101,260	97,469	92,477	85,559
Non-Producing[5]	872	50	1,767	821	34	1,291	5,119	3,855	3,656	3,386	2,999
Undeveloped[6]	1,224	75	2,423	1,107	59	2,009	8,918	4,742	4,238	3,599	2,770
Total Proved	11,792	1,001	32,199	10,472	692	23,916	144,226	109,857	105,363	99,462	91,328
Risked Probable Additional[7][8]	1,884	196	6,670	1,687	140	5,153	26,585	14,409	13,128	11,552	9,570
Total Proved plus Risked Probable	13,676	1,197	38,869	12,159	832	29,069	170,811	124,266	118,491	111,014	100,898

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $12.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $3.2 million (2002) and $7.1million (2003).

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % ($000's)	15 %	20 %
Proved Reserves										
Producing	13,921	1,521	71,948	12,121	1,034	53,985	339,574	247,907	220,881	200,169
Non-Producing	1,744	105	10,052	1,607	73	7,306	37,767	23,194	19,714	17,177
Undeveloped	5,188	150	4,573	4,749	119	3,666	33,034	20,626	16,655	13,568
Total Proved	20,853	1,775	86,573	18,477	1,226	64,957	410,376	291,727	257,250	230,915
Probable[3]	4,933	455	19,441	4,376	329	14,949	101,459	54,339	43,001	35,116
TOTAL	25,786	2,230	106,014	22,853	1,555	79,906	511,835	346,066	300,251	266,031

Notes:

(1) "Gross Reserves" are the aggregate of Provident plus Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Numbers may not add due to rounding.

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % ($000's)	15 %	20 %
Proved Reserves										
Producing	13,662	1,521	71,976	11,936	1,035	53,999	260,759	197,130	177,838	162,869
Non-Producing	1,111	105	10,064	1,016	73	7,308	21,999	13,498	11,493	10,041
Undeveloped	1,568	150	4,573	1,391	119	3,666	14,960	8,609	6,733	5,322
Total Proved	16,341	1,776	86,612	14,342	1,227	64,973	297,718	219,238	196,064	178,232
Probable[3]	2,779	455	19,447	2,442	329	14,951	60,646	32,908	26,261	21,652
TOTAL	19,120	2,231	106,059	16,784	1,556	79,924	358,364	252,146	222,325	199,884

Notes:
(1) "Gross Reserves" are the aggregate of Provident plus Richland's (Provident Acquired) working interest and royalty interest reserves before deductions of royalties payable to others.
(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.
(3) Probable Reserves and Present Worth Values reduced by 50% for risk.
(4) Numbers may not add due to rounding.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil $US/bbl[1]	Edm. Light Crude Oil $C/bbl[2]	Heavy Crude Oil $C/bbl[3][6]	Alberta Ave Natural Gas $C/mmbtu[4]	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl[5]	Inflation (%)	US/CAN Exchange Rate $US/$C
Forecast										
2002	20.00	30.30	18.50	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	18.50	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	20.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	21.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670
2006	22.60	32.20	21.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	21.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	22.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	23.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	24.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	24.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	25.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	26.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	26.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	27.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	28.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	29.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	30.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	30.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	31.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:
(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Heavy crude oil 12 degrees at Hardisty Alberta
(4) Alberta Average field price
(5) *NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines*
(6) 2002 and 2003 Heavy oil prices have been supplied by Provident

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)[1]	19.78
Corporate Avg Light Oil ($CDN/bbl)[2]	25.46
Corporate Avg Heavy Oil ($CDN/bbl)[2]	13.69
Corporate Avg Gas ($CDN/Mcf)[2]	3.68
Corporate Avg NGL ($CDN/bbl)[2]	22.20

Notes:
(1) December 31, 2001 NYMEX close.
(2) Provident estimate of corporate average price received on December 31, 2001.

The extent and character of ownership and all information related to revenues and expenses, forecast expenditures and other data were accepted by McDaniel as provided by Provident. Only direct field expenditures and incomes have been evaluated in the McDaniel Report. General and administrative expenses and incomes are not reported. McDaniel did not consider it necessary to complete a field inspection.

Reserve Reconciliation

	Crude Oil & Liquids[1] (mbbl)			Natural Gas[1] (bcf)			Oil Equivalent[1] (mboe)		
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
As of March 6, 2001	6,466	1,346	7,812	23.2	6.7	29.9	10,333	2,469	12,802
Additions	681	179	860	1.2	0.2	1.4	883	209	1,092
Acquisition of Maxx	13,592	1,973	15,565	17.9	1.9	19.8	16,568	2,296	18,864
Revisions	(1,288)	736	(552)	(5.3)	(2.2)	(7.5)	(2,178)	371	(1,807)
Dispositions	(5)	-	(5)	-	-	-	(5)	-	(5)
Production	(2,149)	-	(2,149)	(4.7)	-	(4.7)	(2,940)	-	(2,940)
As of January 1, 2002	17,297	4,234	21,531	32.3	6.6	38.9	22,661	5,345	28,006
Change (%)	168	215	176	39	(1)	30	119	116	119

Note:
(1) Probable reserves and values have been reduced by 50 percent to account for risk.

The 2001 year-end reserve estimates are prepared using applicable industry standard engineering practices that are consistent with prior years. Reserve revisions for 2001 are primarily attributed to a change in reserve estimates based on a longer period of production history or changes in well performance and are not a result of changes in methodology.

Capital Program Efficiency Ratios and Finding Costs

The following table summarizes the Company's capital spending efficiencies and finding costs. For the years ended 1999 and 2000, the data is from Founders, while 2001 represents the period March 6, 2001 to December 31, 2001 for Provident. Finding and development costs presented in the following table are based on reserve additions only, while the three-year average is based on reserve additions less revisions.

Finding and On-stream Costs

	2001	2000	1999	Three Year Total [3]
Capital expenditures ($millions) [1]	158.3	28.1	23.1	209.5
Proved reserve additions (mboe)	17,451	4,554	3,491	18,391
Established reserve additions (mboe) [2]	19,956	4,805	4,882	21,894
Proved and probable reserve additions (mboe)	22,462	5,056	6,273	25,398

	2001	2000	1999	Three Year Average [3]
Proved finding and on-stream costs ($/boe)	9.07	6.16	6.62	11.39
Established finding and on-stream costs ($/boe)	7.93	5.84	4.73	9.57
Proved and probable finding and on-stream costs ($/boe)	7.05	5.55	3.68	8.25

Notes:

(1) Includes all capital expenditures, property acquisitions and corporate acquisitions.
(2) Established reserves include proved plus one-half probable reserve additions.
(3) Based on aggregate reserve additions, less revisions.

Efficiency Ratios and Statistics

	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Production (mboe)	2,940	1,542	1,796
Field netbacks ($/boe)	$15.27	$19.20	$8.68
Proved reserve replacement ratio [1]	4.9	3.0	1.9
Proved recycle ratio [2]	1.2	3.1	1.3
Proved reserve life index (years) [3] - Oil equivalent	6.4	6.9	6.0
Established reserve life index (years) [3] - Oil equivalent	7.9	7.7	6.8

Notes:

(1) Represents the ratio of proved reserve additions to annual production.
(2) Represents the ratio of field netbacks to proved finding and on-stream costs.
(3) Based on average production rates for the year.

Drilling History

Provident drilled or participated in the drilling of the following wells for the following periods:

	For the Period March 6, 2001 to December 31, 2001		For the Year Ended December 31, 2000		For the Year Ended December 31, 1999	
	Gross	Net	Gross	Net	Gross	Net
Oil	19	18.1	22	20.3	11	10.0
Gas	4	0.7	6	4.9	7	5.1
Abandoned	-	-	3	2.1	5	3.6
Total	23	18.8	31	27.3	23	18.7

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2001, Provident's interests in producing wells and in non-producing wells, which Provident believes are capable of commercial production of oil or natural gas. The stated interests are subject to landowners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

	Producing Wells				Non-Producing Wells			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta								
Carrot Creek	1	0.2	7	1.2	-	-	-	-
Clive	1	0.5	11	9.4	2	2.0	6	4.0
Cow Lake	-	-	5	2.3	-	-	1	1.0
Gilby	7	4.1	35	24.9	-	-	10	9.2
Islay	13	13.0	-	-	13	13.0	-	-
Lloydminster	78	77.5	-	-	75	75.0	-	-
Meridian	13	13.0	-	-	4	4.0	-	-
Westward Ho	16	6.9	3	1.5	-	-	2	0.4
Wildmere	19	19.0	-	-	15	15.0	-	-
Willesden Green	4	2.0	4	1.8	2	1.0	4	0.4
Saskatchewan								
Epping	27	27.0	-	-	8	8.0	-	-
Freemont	9	8.0	-	-	23	21.0	-	-
Lashburn	7	7.0	-	-	3	3.0	-	-
Hartaven	28	25.0	-	-	1	1.0	-	-
Ingoldsby	31	22.1	-	-	3	2.3	-	-
Silverton	34	31.7	-	-	4	3.7	-	-
Other minor properties	68	50.8	25	6.3	29	27.4	13	2.6
Total	356	307.8	90	47.4	182	176.4	36	17.6

Notes:

(1) "Non-Producing Wells" are wells, which are capable of economic production or which Provident considers capable of production but which, for a variety of reasons, including, but not limited to, lack of markets or development, are not placed on production at the present time. All non-producing wells are located within 2.5 kilometers of facilities.

(2) "Gross" wells mean the number of wells in which Provident has an interest.

(3) "Net" wells means the aggregate numbers obtained by multiplying each gross well by Provident's percentage interest therein.

Production History

The following table sets forth Provident's working interest production of oil and natural gas, before deduction of royalties, for the following periods:

	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Crude Oil and NGL			
Total net production (bbls)	2,148,586	893,040	1,048,725
Per day (bpd)	7,139	2,440	2,873
Natural Gas			
Total net production (mcf)	4,747,364	3,892,776	4,484,527
Per day (mcfd)	15,772	10,636	12,286
Oil equivalent			
Total net production (boe)	2,939,813	1,541,836	1,796,146
Per day (boed)	9,767	4,212	4,921

Land Holdings

The following table sets out Provident's undeveloped land holdings[1] as at January 1, 2002.

	Gross Acres[2]	Net Acres[3]
Alberta	167,960	89,924
Saskatchewan	71,287	64,310
British Columbia	7,228	2,822
Total	246,475	157,056

Notes:
(1) "Undeveloped land holdings" refers to those lands in which Provident has an interest and which have not been assigned reserves.
(2) "Gross Acres" refers to the number of acres in which Provident has an interest.
(3) "Net Acres" refers to the aggregate of the numbers obtained by multiplying each gross acre by Provident's percentage interest therein.

Seaton Jordan, independent land consultants, evaluated Provident's existing undeveloped land as at January 1, 2002 in the Seaton Jordan Report. The Seaton Jordan Report estimated the market value of these land holdings at $18.7 million.

Market value is defined as the price which Seaton Jordan, as independent consultants, given the conditions existing at January 1, 2002, believe could reasonably be expected to be received for these properties in a sale. In order to determine the market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

Capital Expenditures

The following table summarizes Provident's capital expenditures for the following periods:

	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Land Acquisitions	$ 359	$ 4,799	$ 1,131
Seismic	327	1,377	2,524
Drilling and Completions	5,696	15,649	11,822
Production Facilities	4,471	1,383	3,432
Other	126	295	140
Capital Expenditures, excluding acquisitions	10,979	23,503	19,049
Acquisitions	147,369	4,571	4,054
Total Capital Expenditures	$ 158,348	$ 28,074	$ 23,103

Production History, Prices Received and Capital Expenditures

The following table sets forth production data, production prices received and expenditures made by Founders for each quarter for the year ended December 31, 2000 and for Provident for the period March 6, 2001 to December 31, 2001.

	For the Period March 6 to March 31,	Three Months Ended March 31,	Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Average Daily Production (before deduction								
Crude oil (bpd)	2,937	2,130	4,769	1,811	8,399	2,382	7,744	2,590
Natural gas (mcfd)	11,155	12,418	14,914	11,408	18,324	9,446	15,373	9,300
NGLs (bpd)	235	233	479	233	639	218	485	156
Combined (boed)	5,031	4,432	7,733	3,946	12,093	4,175	10,792	4,296

	For the Period March 6 to March 31,	Three Months Ended March 31,	Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Average Net Prices Received								
Crude Oil ($/bbl)	25.36	32.96	26.18	32.39	26.89	35.86	19.79	27.74
Natural gas ($/mcf)	9.45	3.35	6.07	4.29	4.61	5.84	4.65	8.03
NGLs ($/bbl)	44.12	29.29	38.24	31.54	31.24	35.53	23.18	58.80
Equivalent ($/boe)	37.81	26.77	30.23	29.14	27.32	35.53	26.64	36.23
Royalties ($/boe)[1]	6.20	7.49	5.34	6.98	4.84	8.17	3.10	8.22
Operating Expenses ($/boe)[2]	7.62	6.09	6.79	5.63	7.04	6.94	6.86	7.03
Cash Field Netback Received ($/boe)	23.99	15.30	18.10	17.60	15.44	22.43	11.90	21.51
Capital Expenditures (thousands of dollars)[3]	2,206	2,807	207,488	10,085	2,793	5,919	5,246	8,335

Notes:
(1) Royalties are net of ARTC.
(2) This figure includes all field operating expenses.
(3) Capital expenditures include acquisitions, net of dispositions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information was prepared in accordance with accounting principles generally accepted in Canada and highlights trends in Provident's financial condition and results of operations for the period March 6, 2001 to December 31, 2001 and Founders' financial condition and results of operations for the years ended December 31, 2000 and December 31, 1999:

Annual Information

		Provident		Founders		
Thousands of dollars except per unit or per share data		2001 (301 days)		2000 (366 days)		1999 (365 days)
Gross production revenue	$	78,311	$	49,226	$	30,805
Earnings (loss)	$	(46,855)	$	6,597	$	(3,654)
per trust unit or common share [1]	$	(3.39)	$	0.44	$	(0.25)
per fully diluted trust unit or common share [1]	$	(3.39)	$	0.34	$	(0.25)
Cash flow from operations	$	36,228	$	23,564	$	8,800
per trust unit or common share [1]	$	2.62	$	1.56	$	0.60
Total assets	$	185,893	$	99,841	$	97,184
Long-term debt [2]	$	35,600	$	40,287	$	49,589
Working Capital (Deficiency)	$	(1,938)	$	(3,371)	$	10,404
Unitholders' equity	$	104,455	$	28,665	$	30,740

Notes:
(1) The Founders per common share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000.
(2) 2000 and 1999 include a convertible debenture carried at $14,186,827 (1999 - $13,948,831). As part of the Founders Arrangement, Citicorp agreed to the early conversion and redemption of the Debenture.

Quarterly Information (unaudited)

Thousands of dollars except per unit data		First [1]		Second		Third		Fourth
2001 by Quarter								
Gross production revenue	$	4,946	$	21,267	$	30,390	$	21,708
Earnings (loss)	$	931	$	3,162	$	(36,707)	$	(14,241)
per trust unit	$	0.13	$	0.31	$	(2.38)	$	(0.80)
per fully diluted trust unit	$	0.13	$	0.31	$	(2.38)	$	(0.80)
Cash flow from operations	$	2,680	$	10,597	$	13,601	$	9,350
per trust unit	$	0.38	$	1.05	$	0.88	$	0.53

Note:
(1) The first quarter was for the 26 day period from March 6, 2001 to March 31, 2001.

Thousands of Dollars except per share data		First		Second		Third		Fourth
2000 by Quarter								
Gross production revenue	$	10,797	$	10,464	$	13,644	$	14,321
Earnings (loss)	$	1,167	$	1,408	$	2,110	$	1,912
per trust common share [1]	$	0.24	$	0.27	$	0.42	$	0.39
per fully diluted common share [1]	$	0.18	$	0.21	$	0.33	$	0.30
Cash flow from operations	$	4,788	$	4,972	$	6,960	$	6,844
per trust common share [1]	$	0.96	$	0.99	$	1.38	$	1.35

Note:
(1) All per share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000 and the three to one share consolidation on March 5, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following analysis provides a detailed explanation of Provident's operating results for the period March 6, 2001 to December 31, 2001, which should be read in conjunction with the audited consolidated financial statements of Provident. The Forecast referenced in this Annual Information Form, refers to the 2001 Forecast, disclosed in the Founders Management Information Circular ("the Circular") dated January 29, 2001. The following analysis compares the actual results to the Forecast for this period. All amounts are reported in Canadian dollars, unless otherwise stated.

Inception of the Trust and the Requirement for the Forecast

Provident Energy Trust commenced operations on March 6, 2001 when Founders converted from an exploration and production company ("E&P company") into a cash-distributing energy trust. This was accomplished through the Founders Arrangement approved by the shareholders of Founders. Normally, under Canadian generally accepted accounting principles ("GAAP") the disclosure incorporated in the Circular would include the historical activity of Founders and would form the basis for Founders' shareholders to evaluate the Founders Arrangement. In this instance, the historical activity of Founders, an E&P company, did not accurately reflect the activity of Provident going forward as an energy trust. In these circumstances a Forecast was provided in the Circular accompanied by an Auditors' Report on the Financial Forecast. Canadian GAAP requires Provident to compare its actual results for the period against this Forecast.

Forecast Summary

The Forecast was based on Founders' January 2001 production base adjusted for the planned activities, assuming the assets were managed as a trust. The forecast incorporated management's judgement as at January 18, 2001 of the most probable set of economic conditions, which in turn, was based on information available at that time. The forecast was based on average daily production over the period of 4,493 boe per day. The commodity prices used in the Forecast were based on an average crude oil price of US$25.00 per bbl WTI, a natural gas price of Cdn$6.00 per mcf at AECO and a natural gas liquids price of Cdn$28.04 per barrel. The relevance of the Forecast was diminished upon the closing of the Maxx acquisition that combined the production base of Maxx with Provident effective May 25, 2001. The additional 7,800 boe per day of production and the change in the production mix minimized the relevance of the Forecast as a comparison for actual results.

Operations

Operating results for the period March 6, 2001 to December 31, 2001 compared to the Forecast are as follows:

		Actual		Forecast	Percent Change
Operating Revenue ($000's)					
Gross production revenue	$	78,311	$	43,415	80
Royalties (net of ARTC)		(13,036)		(7,871)	66
Net operating revenue		(20,416)		(7,528)	171
Net operating income	$	44,859	$	28,016	60
Daily average production					
Crude oil – Light / Medium (bpd)		1,577		732	115
- Heavy (15° API) (bpd)		5,053		1,877	169
Natural gas liquids (bpd)		509		200	155
Natural gas (mcfd)		15,772		10,100	56
Oil equivalent (boed @ 6:1) (2)		9,767		4,493	117
Average selling price (CDN$) (1)					
Crude oil – Light / Medium ($/bbl)	$	31.94	$	33.42	(4)
- Heavy (15° API) ($/bbl)	$	21.71	$	20.51	6
- Corporate blend ($/bbl)	$	24.14	$	24.37	-
Natural gas liquids ($/bbl)	$	31.40	$	28.04	12
Natural gas ($/mcf)	$	5.33	$	7.49	(29)
Oil equivalent ($/boe @ 6:1)	$	26.64	$	32.10	(17)
Netback ($/boe @ 6:1)	$	15.27	$	20.72	(26)

Notes:
(1) Average selling prices include the impact of the Commodity Price Risk Management program.
(2) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Founders' Circular on a 10:1 basis has been restated on a 6:1 basis.

Production

For the period March 6, 2001 to December 31, 2001, total production of 9,767 boe per day exceeded the Forecast by 117 percent or 5,274 boe per day. Heavy oil production increased, by 169 percent, to 5,053 bbls per day from the Forecast production of 1,877 bbls per day. The increase in heavy oil production volumes is almost entirely attributed to the Maxx-acquired heavy oil properties. Natural gas and natural gas liquids production averaged 15.8 mmcf per day and 509 bbls per day respectively to total 3,138 boe per day. The addition of the Maxx West Central Alberta gas properties and the continued strong performance of the liquids-rich Medicine River 13-27 well were the primary factors for natural gas production exceeding the Forecast by 56 percent or 5.7 mmcf per day and natural gas liquids exceeding the Forecast by 155 percent or 309 bbls per day. The addition of the Maxx properties and a Southeast Saskatchewan property acquisition, combined with positive results from a re-completion program in Southeast Saskatchewan, resulted in light/medium crude oil production averaging 1,577 bbls per day, an increase of 115 percent or 845 bbls per day above the Forecast.

Crude Oil Price

The West Texas Intermediate (WTI) oil price averaged US$25.19 per barrel for the period March 6, 2001 to December 31, 2001, compared to US$25.00 per barrel in the Forecast. This slight increase in WTI, accompanied by both the gains related to the Commodity Price Risk Management Program and the weak Canadian dollar, were offset by wider heavy oil differentials, and resulted in the Trust averaging Cdn$24.14 per barrel at the wellhead for all its crude oil, as compared to Cdn$24.37 per barrel in the Forecast. Average prices include a gain of $4.4 million or $2.23 per barrel from the impact of the Commodity Price Risk Management Program, compared to a gain of $0.2 million or $0.23 per barrel in the Forecast.

In the fourth quarter, the WTI crude oil price dropped significantly to average US$20.43 per barrel while heavy oil differentials remained wide. This resulted in a fourth quarter price for heavy oil that was extremely low by historical standards, resulting in very low operating netbacks on unhedged production. Accordingly, Provident did not reactivate or perform workovers on heavy oil wells that went down during the fourth quarter. In the first quarter of 2002, differentials narrowed significantly to reflect pricing that was closer to historical trends and as a result, operating netbacks improved substantially and most of the economical shut-in production was reactivated. Provident's Commodity Price Risk Management Program increased the heavy oil price received in the fourth quarter to Cdn$15.70 per barrel, compared to Cdn$17.27 per barrel in the Forecast. The average fourth quarter blended oil price included a gain of $3.2 million or $4.53 per barrel achieved through the Commodity Price Risk Management Program. No gains were expected in the Forecast.

Natural Gas Price

For the period March 6, 2001 to December 31, 2001, the natural gas price at AECO averaged Cdn$4.40 per mcf compared to Cdn$6.00 per mcf used in the Forecast. The Trust received an average wellhead price of Cdn$5.33 per mcf for its gas, reflecting both the positive heat content adjustment and the Commodity Price Risk Management Program. This compared to the Forecast price of Cdn$7.49 per mcf, which reflected a Cdn$6.00 AECO average price as well as hedging gains of $3.3 million or $1.08 per mcf. The actual prices received include a gain of $4.2 million or $0.89 per mcf from the Commodity Price Risk Management Program.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management program has been in place since the inception of the Trust to help manage the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI Crude oil price and AECO natural gas price and CDN/US exchange rate hedges were put in place. This program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001. The positive impact of Provident's Commodity Price Risk Management Program was clearly evident in November 2001 when the all-in wellhead price for heavy oil dropped below Cdn$10.00 per barrel while the majority of Provident's heavy oil production was hedged at an all-in wellhead price of Cdn$22.80 per barrel. Provident's 2002 aggregate Commodity Price Risk Management Program positions are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31

For open contracts in place at December 31, 2001, unrealized hedging gains of Cdn $4.7 million on crude oil contracts and Cdn $3.0 million on natural gas contracts would have been realized based on the commodity prices prevailing at December 31, 2001.

In addition to the 2002 commodity price risk program disclosed above, Provident assumed the following contracts upon the acquisition of Richland:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	6,500 mcfd	Cdn$6.06 per mcf	January 1 – October 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
2003	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

For 2002, the Commodity Price Risk Management Program has resulted in Provident locking-in an all-in wellhead price of approximately Cdn$19.00 per barrel on 5,000 bbls per day of heavy oil, representing approximately 80 percent of forecast annual heavy oil production. In addition, Provident has hedged 250 bbls per day or approximately seven percent of forecast 2002 light crude oil production at a WTI price of US$20.00 to US$22.90 per barrel.

For natural gas, Provident has hedged 23 mmcf per day or approximately 67 percent of forecast 2002 natural gas production at prices between Cdn$3.95 and Cdn$6.33 per mcf at AECO. The weighted average price of the gas contracts is $4.50 per mcf.

Revenues

Gross production revenues from oil, natural gas and natural gas liquids totalled $78.3 million for the period March 6, 2001 to December 31, 2001, 80 percent higher than the $43.4 million in the Forecast. The increase can be attributed to higher production as a result of the Maxx acquisition and the effects of the Commodity Price Risk Management Program, partially offset by lower than forecast natural gas prices.

Royalties

For the period March 6, 2001 to December 31, 2001, royalties were $13.0 million or 66 percent higher than the $7.9 million in the Forecast. The dollar increase ties to increased production volumes and revenues. On a per boe basis, royalties were 25 percent less than Forecast at $4.43 per boe compared to a Forecast of $5.82 per boe. The lower boe amount ties to the lower commodity prices received, prior to the Commodity Price Risk Management Program, when compared to the Forecast. As a percentage of gross production revenue, prior to the impact of Commodity Price Risk Management Program activities, the royalty percentage was 18.7 percent compared to 19.7 percent in the Forecast. The lower percentage rate reflects the change in commodity mix to include a greater weighting to heavy oil subsequent to the Maxx acquisition. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas. The ARTC rate for all quarters in 2001 was 25 percent and will remain at 25 percent for the first quarter of 2002.

Production Expenses

Production expenses for the period March 6, 2001 to December 31, 2001 were $6.94 per boe, $1.37 per boe higher than the $5.57 per boe in the Forecast. The increase is largely attributable to the Maxx-acquired natural gas properties in West Central Alberta, which are processed through higher-cost third-party-owned facilities, and the increase in the heavy oil component of Provident's production mix. Typically, heavy oil properties incur higher production expenses compared to the Trust's natural gas and light oil assets. Heavy oil has a large component of discretionary maintenance costs where Provident will incur expenditures to maintain production when prices received for heavy oil are attractive and cease discretionary programs when the prices fall below an economic threshold, which is typically at a wellhead price of Cdn$13.00 per barrel. The 2001 pricing environment provided attractive heavy oil wellhead prices for the first three quarters and an extremely low heavy oil price environment in the fourth quarter. Provident's operating costs reflect this environment. Heavy oil operating costs were $8.17 per barrel for the first three quarters, then decreased significantly to $6.19 per barrel in the fourth quarter when wells that were shut-in were not reactivated. The heavy oil wellhead price has rebounded early in 2002 resulting in Provident undertaking an active program of reactivation and workovers of shut-in heavy oil wells.

Operating Netback

The Trust's operating netback for the period March 6, 2001 to December 31, 2001 was $15.27 per boe as compared to the Forecast netback of $20.72. The per boe increase in the production expenses reflects the shift in the production mix associated with the Maxx acquired properties. The lower per boe gross production revenue reflects both the production shift to a greater percentage of heavy oil and the lower natural gas price achieved compared to the Forecast.

The table below sets out the Trust's field netbacks for the period compared to the Forecast:

(per boe)		Actual		Forecast	Percent Change
Gross production revenue before Commodity Price Risk Management program	$	23.69	$	29.54	(20)
Commodity Price Risk Management program		2.95		2.57	15
Less: Royalties (net of ARTC)		(4.43)		(5.82)	(24)
Production expenses		(6.94)		(5.57)	25
Field netbacks	$	15.27	$	20.72	(26)

General and Administration Expense

General and administrative expense for the period March 6, 2001 to December 31, 2001 totalled $3.4 million, compared to the Forecast of $1.8 million. The higher expense was entirely due to increased costs associated with the Maxx acquisition. On a boe basis, general and administrative expense was $1.16, which was 13 percent lower than the $1.33 per boe in the Forecast. The lower per boe amount reflects the economies the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses. For 2002, it is expected the per boe expense will decrease to less than $1.00 per boe, recognizing the increased production base resulting from the acquisition of Richland.

Management Fee

The Trust is actively managed by Provident Management Corporation. For the period ended December 31, 2001 the Manager was paid a fee of $897,195 in respect of a base management fee, calculated as two percent of operating income, compared to $560,000 in the Forecast. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period, compared to an assumption of nil for the Forecast. On a boe basis the total management fee was $0.40 compared to $0.41 in the Forecast. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust units in February 2002 at a price of $8.21 per unit. The total return fee also included the January 2002 distribution payable on the units issued. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

Interest Expense

Interest expense for the period March 6, 2001 to December 31, 2001 totalled $2.7 million compared to $1.5 million in the Forecast. The interest reflects the increase in the capitalization of the Trust subsequent to closing the Maxx acquisition. Interest expense fell to $0.91 per boe compared to $1.09 per boe in the

Forecast. The weighted average interest rate of the Trust for the period was 5.5 percent compared to 7.25 percent in the Forecast.

Current and Future Tax

The current capital tax expense for the period March 6, 2001 to December 31, 2001 was $1.2 million compared to $0.8 million in the Forecast, and was comprised of Large Corporations Tax ("LCT") and the Saskatchewan resource surcharge. The Maxx acquisition had an impact on the LCT but due to the vast majority of the production of Maxx being in Alberta, there was virtually no increase in the Saskatchewan resource surcharge.

The future tax on the balance sheet was increased by $57.1 million as part of purchase accounting method used to record the acquisition of Maxx. The subsequent booking of the ceiling test write-downs in 2001 resulted in an associated future tax recovery of $43 million. In total, the future tax recovery was $51.8 million compared to an expense of $5.8 million in the Forecast, which did not anticipate any purchase price adjustments or write-downs.

Depletion, Depreciation and Amortization (DD&A), the Ceiling Test and Future Tax Recovery

The DD&A expense for the period March 6, 2001 to December 31, 2001 was $11.48 per boe, compared to the Forecast rate of $8.27 per boe. The actual per boe amount is prior to the additional expense booked as a result of Provident electing to take ceiling test write-downs at September 30 and December 31. The increased DD&A per boe is a result of the change in the depletable asset base resulting from the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd.

During the period, the Trust elected to record two ceiling test write-downs, one at September 30, 2001 primarily due to the low natural gas price, and the other at December 31, 2001 due to the low heavy oil wellhead price. The ceiling test calculation is based on prices in effect at the date of the balance sheet. The combined write-downs were booked to the balance sheet as a reduction to property, plant and equipment of $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization offset by a future tax recovery in the amount of $43.0 million. The effect of the write-downs will be to improve future earnings and reduce current tax expense.

The September 30, 2001 ceiling test calculation used prices in effect at September 30, 2001 of Cdn$16.77 per barrel for heavy oil, Cdn$29.72 per barrel for light/medium oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This pricing resulted in a ceiling test deficiency recorded as a $64.2 million decrease to property, plant and equipment offset by an associated future tax recovery of $27.2 million. The write-down was virtually all attributable to a substantial decrease in the natural gas price prevailing at September 30, 2001. The use of the average commodity prices received for the month of September would have resulted in a ceiling test cushion of approximately $9.5 million.

At December 31, 2001 Provident completed a ceiling test calculation using the prices in effect at December 31, 2001 of Cdn$13.69 per barrel for heavy oil, Cdn$25.46 per barrel for light/medium oil, Cdn$3.65 per mcf for natural gas and Cdn$22.31 per barrel for natural gas liquids. This resulted in a write-down of $37.1 million to property, plant and equipment and a future tax recovery of $15.8 million. The Cdn$13.69 per barrel heavy oil price at December 31, 2001 truncated approximately 4.5 million barrels of proved heavy oil reserves from the proved undeveloped reserve category in the constant dollar reserve report. The truncated reserves resulted from no new heavy oil wells being drilled under the prevailing heavy oil price economics at December 31, 2001. If the ceiling test were calculated using prices at February 28, 2002, the result would have been a recovery of the truncated reserves and a corresponding ceiling test cushion of approximately $15.0 million

Cash Flow and (Loss) Income

	Actual			Forecast		
	Amount ($000's)	Per Boe	Per Weighted Average Unit	Amount ($000's)	Per Boe	Per Weighted Average Unit
Net operating income	$ 44,859	$ 15.27	$ 3.25	$ 28,016	$ 20.72	$ 3.95
General and administration	3,418	1.16	0.25	1,794	1.33	0.25
Management fee	1,153	0.40	0.08	560	0.41	0.08
Interest expense	2,671	0.91	0.19	1,471	1.09	0.21
Current tax expense	1,178	0.40	0.09	807	0.60	0.11
Other	211	0.07	0.02	-	-	-
	8,631	2.94	0.63	4,632	3.43	0.65
Cash flow from operations	36,228	12.33	2.62	23,384	17.29	3.30
Depletion, depreciation and amortization	33,753	11.48	2.44	11,186	8.27	1.58
Additional DD&A (1)	101,300	34.46	7.34	-	-	-
Future income tax (1)	(51,759)	(17.61)	(3.75)	5,787	4.28	0.82
Other	(211)	(0.07)	(0.02)	-	-	-
	83,083	28.26	6.01	16,973	12.55	2.40
Net (loss) income	$ (46,855)	$ (15.93)	$ (3.39)	$ 6,411	$ 4.74	$ 0.90

Note:
(1) Amounts reflect ceiling test write-downs the Trust elected to book at September 30 and December 31, 2001.

Cash flow from operations for the period March 6, 2001 to December 31, 2001 was $36.2 million, 55 percent higher than the Forecast of $23.4 million. Higher net operating income driven by the acquisition of Maxx was partially offset by increased general and administration costs, management fees, interest and current tax expense. Net operating income was $15.27 per boe and $3.25 per Unit versus the Forecast of $20.72 per boe and $3.95 per Unit. Net operating income was significantly impacted by the change in the production mix due to the acquisition of Maxx as well as the lower natural gas price received compared to the Forecast.

The net loss of $46.9 million ($3.39 per Unit) compared to the Forecast income of $6.4 million ($0.90 per Unit) was due to the ceiling test write-downs not anticipated in the Forecast.

Capital Expenditures

For the period March 6, 2001 to December 31, 2001, the Trust incurred total capital expenditures of $12.2 million, comprised of $0.4 million in land retention costs, $0.3 million in seismic costs, $5.7 million in drilling expenditures, $2.7 million in completion and equipping costs, $1.8 million in facility costs $0.1 million in office equipment, and $2.6 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to forecast capital spending of $5.1 million which did not include the increased activity associated with the assets acquired as part of the Maxx acquisition. More specifically, the Forecast assumed drilling 11 heavy oil wells as compared to 18 wells that were actually drilled, did not include amounts for property acquisitions or dispositions or the full amount expended to buy-out the sale-leaseback contracts on the gas processing facilities.

Debt

At December 31, 2001 the Trust had $35.6 million of bank debt drawn against an $85 million revolving demand credit facility with a syndicate of chartered banks. This amount drawn reflects the net proceeds of the December 2001 equity offering in the amount of $33 million, which was subsequently offset against the debt associated with the Richland acquisition in January 2002. Under the terms of the facility, the interest rate is calculated quarterly based on one-quarter trailing cash flow annualized and divided into the debt outstanding at quarter-end. The interest rates range from a minimum of prime plus 0.5 percent to a maximum of prime plus 1.5 percent at various debt to cash flow multiples. The Trust can draw on Canadian prime rate loans or, to lower its effective borrowing rate, access the banker's acceptance market. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. Provident has no off-balance sheet debt.

Unitholders' Equity

The unitholders' equity balance at March 6, 2001 was brought forward from Founders' share capital at the equivalent dollar value and the shares of Founders were exchanged on a one-for-three basis. On May 25, 2001 the Trust closed the Maxx acquisition and issued 7,475,000 Trust units with an ascribed value of $87.0 million. On August 29, 2001 the Trust closed a financing for 2,435,500 units to raise gross proceeds of $26.4 million and on December 13, 2001 the Trust raised an additional $35 million through the issue of 4,000,000 units. Costs associated with the financings and the conversion of the Founders shares totalled approximately $5.0 million. As at December 31, 2001 the Trust had 21,022,321 units outstanding.

	Number of units		Amount
Balance at beginning of period	7,092,221	$	43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000		87,009
Units issued to directors of Provident	19,600		243
Units issued from treasury	6,435,500		61,425
Share issue costs, net of tax	-		(4,995)
Unitholders capital at end of period	21,022,321	$	187,331

Future Site Reclamation

Effective May 1, 2001, as per the royalty agreement, Provident established a cash reserve for future site reclamation expenditures. In accordance with the agreement, Provident funds the reserve by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. The Forecast did not have a cash fund for reclamation. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

Acquisition of Maxx Petroleum Ltd.

On May 25, 2001, pursuant to the Maxx Arrangement, Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $205.2 million which was comprised of the issuance of 7,475,000 units for $87.0 million, cash consideration of $35.4 million, acquisition costs of $4.0 million, future income taxes of $57.1 million, assumed bank debt and working deficiency of $12.4 million and other liabilities assumed of $9.3 million (see Schedule A - Note 3). Operationally, the assets acquired from Maxx contributed 5,200 boed or 53 percent of the production and $19.2 million or 43 percent of the net operating income for the period March 6, 2001 to December 31, 2001.

In the 2001 Forecast, Provident's production mix was 16 percent light/medium oil, 42 percent heavy oil and 42 percent natural gas and natural gas liquids. The acquisition of Maxx resulted in light/medium oil remaining at 16 percent, heavy oil increasing to 52 percent and natural gas and natural gas liquids decreasing to 32 percent.

Business Prospects

Provident believes that the business environment in 2002 will continue to support a number of positive opportunities, including both corporate and property acquisitions and continued access to capital. Provident's strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. In addition, Provident will continue to manage its capital structure to ensure the prudent use of debt.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the AMEX under the symbol PVX.

The following table summarizes the Trust Unit trading activity for the period from inception to December 31, 2001 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD
TSX – PVE.UN ($ CDN)					
High	11.55	12.50	11.50	10.20	12.50
Low	10.50	10.25	8.72	7.77	7.77
Close	11.05	11.15	9.10	8.19	8.19
Volume (000's)	681,990	5,462,742	3,644,781	5,043,512	14,833,025
AMEX – PVX ($U.S.) (1)					
High	N/a	8.05	6.80	5.53	8.05
Low	N/a	6.80	5.65	5.13	5.13
Close	N/a	7.33	5.80	5.17	5.17
Volume (000's)	N/a	106,900	1,151,100	1,745,800	3,003,800

Note:

(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations. The Trust does not have any directors or officers. All of the persons listed above have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below:

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Owned Beneficially or Controlled[3]
G.D. Billing [2],[3] Chairman of the Board Calgary, Alberta	Chairman of the board of directors since March 6, 2001, and prior thereto, Senior Executive Officer of Founders Energy Ltd. from October 1999 to March 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998. Prior thereto, President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	2001	387,009
Thomas W. Buchanan[3] Calgary, Alberta	Chief Executive Officer of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001. Prior thereto, President and Chief Executive Officer of Founders Energy Ltd. and Director of Hawk Oil Inc. from 1996 to October 1999.	2001	119,085
Randall J. Findlay[3] DeWinton, Alberta	President of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001 and director of TransAlta Power L.P. from October 2000 to the present. Prior thereto, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998, President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997, Executive Vice President of Novagas Clearinghouse.	2001	91,732

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Owned Beneficially or Controlled[3]
Bruce R. Libin [1],[3] Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 2000 to May 25, 2001.	2001	31,800
Victor Roskey [4] Calgary, Alberta	Managing Director of Citibank Canada (a subsidiary of a United States banking institution). From March 1997 to September 1998 partner of Griffiths McBurney & Partners, an independent Canadian investment banking firm, and prior to March 1997, was the general partner of Sixth Street Capital Partners Limited, an oil and gas investment partnership	2001	Nil
M.H. (Mike) Shaikh [2],[3] Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	2001	39,614
Byron J. Seaman [1],[3] Calgary, Alberta	Independent businessman and private investor.	2001	38,735
Jeffrey T. Smith [2],[3] Calgary, Alberta	Independent businessman and private investor. Prior to 1998, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration company.	2001	4,900
John B. Zaozirny [2],[3] Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having been first elected as a Member of the Alberta Legislature in 1979.	2001	7,983

Notes:

(1) Member of the Audit, Human Resources and Compensation Committee.
(2) Member of the Governance, Environmental, Health and Safety Committee.
(3) Member of the Reserves Committee.
(4) Mr. Roskey resigned his directorship in January 2002.

The following is a brief description of the directors, senior officers and key management and consulting personnel of Provident.

Grant D. Billing

Chairman of the Board

Mr. Billing obtained a B. Sc. from the University of Calgary in 1971 and a Chartered Accountant designation in 1976. Mr. Billing has more than 25 years of senior management experience in the oil and gas industry. Since March 6, 2001, he has been Chairman of the Board of Provident and prior thereto, he was Executive Chairman of Founders from October 1999 to March 6, 2001 and a director since 1998. Mr. Billing is Chairman of the Board of Superior Propane Inc. and prior to September 2000, was Chairman and Chief Executive Officer of Superior Propane Inc. since 1998. Prior to 1998, Mr. Billing was President and Chief Executive Officer of Norcen Energy Resources Limited from 1994 to 1998 and from 1992 to 1994 was President and Chief Executive Officer of Sceptre Resources Limited. Mr. Billing served as the Chairman of the Canadian Association of Petroleum Producers ("CAPP") from 1995 to 1996 and was a director of CAPP from 1993 to 1994.

Thomas W. Buchanan

Chief Executive Officer and Director

Mr. Buchanan obtained a B.Comm from the University of Calgary in 1979 and a Chartered Accountant designation in 1981. He has over 19 years of senior financial and management experience primarily in the oil and gas industry. Mr. Buchanan has been Chief Executive Officer of Provident since March 6, 2001 and prior thereto he was Executive Vice President and Chief Financial Officer of Founders from October 1999 to March 6, 2001. Prior thereto, Mr. Buchanan was President and Chief Executive Officer of Founders since November 1993. Mr. Buchanan has been a director of Provident or its predecessor since 1993.

Randall J. Findlay

President and Director

Mr. Findlay obtained a B.Sc in Chemical Engineering from the University of British Columbia in 1973. He has more than 27 years of senior management experience in all aspects of the oil and gas industry. Mr. Findlay has been President of Provident since March 6, 2001 and prior thereto he was Executive Vice President, Chief Operating Officer and a director of Founders from December 1999 to March 6, 2001. He has been a director of TransAlta Power L.P. since October, 2000. Prior thereto he was Senior Vice President of TransCanada PipeLines Limited, President of TransCanada Midstream and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. From 1995 to 1997 he held senior executive positions at Novagas Canada Ltd. as President and Executive Vice President of Novagas Canada Ltd. and Novagas Clearinghouse Ltd. Prior thereto, Mr. Findlay held several senior executive positions at exploration and production companies in the oil and gas industry.

Bruce R. Libin

Director

Mr. Libin was a director of Maxx from December 20, 2000 to May 25, 2001. Mr. Libin is also the President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company. He has been the Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively.

Victor Roskey

Director

Mr. Roskey is a Managing Director of Citibank Canada (a subsidiary of a United States banking institution). From March 1997 to September 1998, he was a partner of Griffiths McBurney & Partners, an independent Canadian investment banking firm, and prior to March 1997, was the general partner of

Sixth Street Capital Partners Limited, an oil and gas investment partnership. Mr. Roskey resigned as a director of the Trust in January 2002.

Byron J. Seaman

Director

Mr. Seaman is a private investor and co-owner of the Calgary Flames Hockey Club. Mr. Seaman holds a Bachelor of Science degree in Mechanical Engineering and an Honorary Doctorate in Science from the University of Saskatchewan. He has over 50 years of experience in the oil, gas and resource industries. Until 1990, he was Chairman of Bovar Inc., a public corporation that provides environmental waste management services, and continues to serve as a director of that company. Mr. Seaman has been a director of Provident since November 1994.

M.H. (Mike) Shaikh

Director

Mr. Shaikh is President of M.H. Shaikh Professional Corporation. Prior thereto, he was an associate of Shaikh & Shikaze, Chartered Accountants for 12 years. In the past five years, Mr. Shaikh has been an officer or director of the following public companies: Hawk Oil Inc., SPS Industries Ltd., Lodestar Energy Inc., Winstar Resources Ltd., Maramar Ventures Inc. and Spearhead Resources Ltd. Mr. Shaikh has been a director of Provident since September 1993.

Jeffrey Smith

Director

Mr. Smith was a director of Maxx from December 20, 2000 to May 25, 2001. Prior thereto, he was Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996.

Mark N. Walker

Chief Financial Officer

Mr. Walker obtained a Bachelor of Commerce degree from the University of Calgary in 1984 and a Certified Management Accountant designation in 1988. He has been Chief Financial Officer of Provident since March 2001. Prior thereto he held the positions of Chief Financial Officer and/or Controller of Founders from September 1996 to March 2001. From 1993 to August 1996 Mr. Walker held various financial and accounting positions at Sceptre Resources Limited.

John B. Zaozirny, Q.C.

Director

Mr. Zaozirny is counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta's Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998.

Committees of the Board

The Board presently has three standing committees, being an Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee and a Reserves Committee. All of the members of the Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee committees are independent directors. All directors are members of the Reserves committee.

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consisting of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin, and Mr. Byron Seaman. The functions of the Audit, Environmental Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management's discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the board of directors on Provident's internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor's non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options there under.

Reserves Committee

The Reserves Committee is comprised of all the members of the board of directors (the majority of whom are "unrelated directors") and is responsible for ensuring that the Manager and management have designed and implemented effective reserve programs, controls and reporting systems. The Committee's mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The Reserves Committee communicates regularly with the Manager and management to ensure that all reserve evaluations and reports have been properly handled and reported.

INFORMATION CONCERNING THE OIL AND GAS INDUSTRY

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations, imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of Provident in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts, which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing - Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Provident depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per m^3 decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per m^3. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta), which took effect on September 1, 1993. The *Environmental Protection and Enhancement Act* (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

The Trust is a limited purpose trust, which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, the Initial Royalty and the Subsequent Royalty. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the Initial Notes and its principal repayment obligations under the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, and to pay the Initial Royalty and the Subsequent Royalty. Provident's income will be received from the production of oil and natural gas from Provident's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with Provident's Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which Provident has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Provident and will be used by Provident to improve its ability to find, develop and produce oil and natural gas.

Operations

Provident's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Provident will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Provident to certain of its oil and gas properties. A reduction of the income from the Provident Royalties could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of Provident and price and demand are factors largely beyond its control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Provident may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas, which may be acquired or discovered by Provident, will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Provident currently has a credit facility of $135 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident and Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident's oil and gas properties free from or together with the Provident Royalties.

Reserves

Although McDaniel and Provident have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident. Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to ManagementCo or Provident, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on the Manager

Unitholders will be dependent on the management of ManagementCo in respect of the administration and management of all matters relating to Provident's oil and gas properties, the Provident Royalties, the Trust and Trust Units. Investors who are not willing to rely on the management of ManagementCo should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes, which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident's initial production levels and reserves will decline.

Provident's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, Provident's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that ManagementCo, on behalf of Provident, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner, which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Provident. The Trust Units represent a fractional interest in the Trust. The Trust Units will not represent a direct investment in Provident's business. As holders of Trust Units,

Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets will be the Initial Notes, the Acquisition Notes, the Richland Notes (and any other notes, which Provident may issue to the Trust from time to time), the Provident Royalties and the Provident Shares. The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and the Manager's ability to affect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Initial Notes or Redemption Notes, which may be distributed in specie to Trust Unitholders in connection with a redemption, will not be listed on any stock exchange and no established market is expected to develop for such Initial Notes or Redemption Notes. Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Dependence on Provident

The Trust is an open-ended energy trust, which will be entirely dependent upon the operations and assets of Provident through the ownership of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and the Provident Royalties. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Provident to pay its interest obligations under the Initial Notes, to declare and pay dividends on the Provident Shares and to make payments under the Provident Royalties.

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of Provident and the Manager are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Provident and the Manager may become subject to conflicts of interest. Pursuant to the terms of the Management Agreement, the Chief Executive Officer and the President have certain restrictions imposed upon them, which serve to limit the potential for conflicts with the business and affairs of the Trust and Provident. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. The business of Provident is subject to other risks and matters, which are outside of their control.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained herein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Information Form.

The Trust will provide without charge to each person to whom this Annual Information Form is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the office of the Chief Executive Officer, Provident Energy Ltd., 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, telephone: (403) 296-2233.

ADDITIONAL INFORMATION

Principal Holders Of Trust Units

As at the date hereof, to the knowledge of Provident and the Manager, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at May 17, 2002, the directors and senior officers of Provident and the Manager, as a group, beneficially owned, directly or indirectly, 720,858 Trust Units or approximately 2.0 percent of the issued and outstanding Trust Units.

Requests For Information

Provident will provide to any person, upon request to the Corporate Secretary of Provident:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

b) one copy of the Financial Statements of the Trust for the completed financial period ended December 31, 2001, together with the accompanying report of the auditors thereon, as well as one copy of any interim financial statements of the Trust subsequent to December 31, 2001;

c) one copy of the Management Proxy Statement and Information Circular of the Trust dated April 26, 2002; and

d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required under paragraphs a, b, or c above; or

2. at any time, one copy of any of the document referred to in paragraphs 1(a), (b), and (c) above, provided Provident may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information related to the remuneration of the Manager and indebtedness of the directors and officers of the Manager and Provident, and the principal holders of Trust Units of the Trust, options to purchase Trust Units and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust dated April 26, 2002, which relates to the Annual and Special Meeting of the unitholders of the Trust held on June 3, 2002. Additional financial information is provided in the Trust's audited consolidated financial statements for the period March 6, 2001 to December 31, 2001.

Additional copies of this Annual Information Form may be obtained from Provident. Please contact:

Mr. Thomas W. Buchanan
Chief Executive Officer
Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Telephone: (403) 296-2233
Fax: (403) 261-6696

SCHEDULE A

FINANCIAL STATEMENTS OF PROVIDENT ENERGY TRUST

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Manager and Officers of the Corporation are responsible for the information included in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the consolidated financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the consolidated financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.

The Board of Directors, through its Audit, Environmental, Health and Safety Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit, Environmental, Health and Safety Committee is comprised entirely of directors who are independent. The Audit, Environmental, Health and Safety Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements.

"Thomas W. Buchanan"
Chief Executive Officer

"Mark N. Walker"
Chief Financial Officer

Calgary, Alberta
March 13, 2002

AUDITORS' REPORT

To the Unitholders of Provident Energy Trust.

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2001 and March 6, 2001, the consolidated statements of operations and accumulated income (loss), cash distributions, unitholders' equity and cash flows for the period March 6, 2001 to December 31, 2001. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and March 6, 2001 and the results of its operations and cash flows for the period March 6, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"
Chartered Accountants

Calgary, Alberta
March 1, 2002

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's)

	As at December 31, 2001	As at March 6, 2001
Assets		
Current assets		
Cash	$ 35	$ 73
Accounts receivable	12,009	12,419
Assets held for sale	1,500	-
Prepaids	117	1,137
	13,661	13,629
Cash reserve for future site reclamation (Note 12)	424	-
Property, plant and equipment (Note 4)	171,808	88,660
	$ 185,893	$ 102,289
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,559	$ 13,248
Cash distribution payable to unitholders	4,204	-
Current portion of deferred lease obligation	495	-
Due to a related party (Note 8)	341	-
	15,599	13,248
Long-term debt (Note 5)	35,600	25,800
Provision for future site restoration	6,807	1,208
Deferred lease obligation	180	-
Future income taxes (Note 9)	23,252	17,525
Unitholders' Equity		
Capital contributions (Note 6)	187,331	43,649
Accumulated (loss) income	(45,996)	859
Accumulated cash distributions	(36,880)	-
	104,455	44,508
	$ 185,893	$ 102,289

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

Canadian Dollars ('000's)

	For the period March 6, 2001 to December 31, 2001
Unitholders' equity, beginning of period	$ 44,508
Net loss for the period	(46,855)
Net capital contributions	143,682
Cash distributions	(36,880)
Unitholders' equity, end of period	$ 104,455

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)

Canadian Dollars ('000's) except per unit amounts		For the Period March 6, 2001 to December 31, 2001
Revenue		
Gross production revenue	$	78,311
Less: Royalties (net of ARTC)		13,036
		65,275
Expenses		
Production		20,416
General and administrative		3,418
Management fee (Note 8)		1,153
Interest		2,671
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization (Note 4)		101,300
		162,711
Loss before taxes		(97,436)
Capital taxes		1,178
Future income tax recovery (Note 9)		(51,759)
		(50,581)
Net loss for the period		(46,855)
Accumulated income at beginning of period		859
Accumulated loss at end of period	$	(45,996)
Net loss per unit – basic and diluted	$	(3.39)

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS

Canadian Dollars ('000's) except per unit amounts		For the Period March 6, 2001 to December 31, 2001
Cash flow from operations	$	36,228
Cash drawn from debt and working capital		652
Cash distributions to unitholders	$	36,880
Actual cash distributions per unit	$	2.54

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars ('000's) except per unit amounts		For the Period March 6, 2001 to December 31, 2001
Cash provided by operating activities		
Net loss for the period	$	(46,855)
Add non-cash items:		
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization (Note 4)		101,300
Future income tax recovery		(51,759)
Amortization of deferred charges		(467)
Non-cash management fees (Note 8)		256
Cash flow from operations		36,228
Net change in non-cash working capital		(11,190)
		25,038
Cash used in investing activities		
Expenditures on property, plant and equipment		(10,979)
Acquisition of Maxx Petroleum Ltd. (Note 3)		(39,434)
Costs related to future acquisition (Note 13)		(331)
Acquisition of oil and gas properties		(2,604)
Proceeds on disposition of oil and gas properties		1,421
Cash reserve for future site reclamation		(479)
Net change in non-cash investing working capital		86
		(52,320)
Cash provided by financing activities		
Increase in long term bank debt		7,500
Settlement of financial instruments		(4,620)
Cash distributions to unitholders		(36,880)
Issue of trust units, net of issue costs		57,039
Net change in non-cash financing working capital		4,205
		27,244
Decrease in cash		(38)
Cash beginning of period		73
Cash end of period	$	35
Cash flow from operations per weighted average unit – basic and diluted	$	2.62

Supplemental disclosure of cash flow information		
Cash interest paid	$	2,733
Cash capital taxes paid	$	1,212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars, tabular amounts in '000's – except unit and per unit amounts)

December 31, 2001

1. Structure of the Trust

Pursuant to a Plan of Arrangement ("the Plan") the shareholders of Founders Energy Ltd. ("Founders") approved a re-organization into Provident Energy Trust ("the Trust"). The Plan received the approval of the Court of Queens Bench and the Trust began operations effective March 6, 2001.

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. ("Provident"). The shares of Provident are owned by the Trust and cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2. Significant accounting policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of Provident Energy Trust ("the Trust"), Provident Energy Ltd. ("Provident") and the wholly owned subsidiaries of Provident.

(b) Joint venture operations

Substantially all of Provident's development and production activities are conducted jointly with others. The financial statements reflect only the Trust's proportionate interest in such activities.

(c) Property, plant and equipment

Oil and gas

The Trust follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and gas reserves are capitalized. Maintenance and repair costs are charged in the current period against income from operations. Expenditures that extend the economic life of an asset are capitalized.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Trust's share of estimated proved oil and natural gas reserve volumes, before royalties. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate were to change by 20 percent or more.

Oil and gas properties are subject to a cost recovery test – "the Ceiling Test". This test limits the carrying value of the properties, net of future income taxes and accumulated provision for site restoration costs to the estimated undiscounted future net production revenue associated with the proved oil and gas reserves, plus the unimpaired costs of unproved properties less estimated future general and administration, the management fee, interest and income taxes. The test uses cost and prices in effect at the balance sheet date. In the application of the ceiling test, any excess carrying value of the assets on the balance sheet is charged to income in the current period.

Site reclamation

The provision for estimated future site reclamation is charged to depletion and depreciation expense using the unit-of-production method. The costs are estimated based on current regulations and industry standards. Actual future site reclamation payments are offset against the liability as the costs are incurred.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	30%
Furniture and fixtures	20%
Leasehold improvements	30%

(d) Income taxes

Provident follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) Unit option plan

The consideration received from the option holder upon the exercise of a unit option is credited to unitholders capital at the date of exercise with no compensation expense recognized at the time the option is issued or exercised.

(f) Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled. (See Note 11)

(h) Per unit amounts

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

(i) Revenue recognition

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by Provident are recognized when title passes to the purchaser.

3. Acquisition of Maxx Petroleum Ltd ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favour of the Plan, which resulted in the amalgamation of Maxx with Provident. The Trust provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income (loss), from the date of purchase. Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	205,240
Working capital deficiency		(10,100)
Bank debt		(2,300)
Site restoration		(3,686)
Fair market value of financial hedges and physical contracts for petroleum products		(4,427)
Future income taxes		(57,120)
Other liability		(1,164)
	$	126,443

Consideration		
Cash	$	35,408
Acquisition costs incurred		4,026
Total cash consideration		39,434
Trust Units issued		87,009
	$	126,443

4. Property, plant and equipment

The ceiling test calculation for the Trust resulted in writedowns at both September 30, 2001 and December 31, 2001. The reduction to property, plant and equipment was a combined $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization with an offset booked as future tax recovery in the amount of $43.0 million.

At December 31, 2001, the Trust completed the ceiling test calculation using prices in effect at December 31, 2001 of Cdn$13.69 per barrel for heavy oil, Cdn$25.46 per barrel for light/medium oil, Cdn$3.65 per mcf for natural gas and Cdn$22.31 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $21.3 million. If the ceiling test was calculated using prices as of February 28, 2002, the results would have been a ceiling test cushion of approximately $15.0 million.

At September 30, 2001, the Trust completed the ceiling test calculation using prices in effect at September 30, 2001 of Cdn$16.77 per barrel for heavy oil, Cdn$29.72 per barrel for light/medium oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $37.0 million. If the ceiling test was calculated using the average prices for the month of September 2001, the results would have been a ceiling test cushion of approximately $9.5 million.

December 31, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	336,230	$	166,108	$	170,122
Office equipment		2,727		1,041		1,686
Total	$	338,957	$	167,149	$	171,808

March 6, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	121,658	$	33,427	$	88,231
Office equipment		1,066		637		429
Total	$	122,724	$	34,064	$	88,660

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2001 totalled $16,450,000 (March 6, 2001 - $10,364,000).

5. Long-term debt

As at December 31, 2001		
Revolving demand credit facility	$	35,600

Provident has an $85 million revolving demand credit facility with a syndicate of Canadian chartered banks. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime plus 0.5 percent to a maximum of prime plus 1.5 percent at various debt to cash flow multiples. At December 31, 2001, Provident was paying prime plus 0.75 percent. The weighted average interest rate for the period was 5.5 percent. The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. At December 31, 2001, a total of $35.6 million had been drawn against this facility.

6. Capital contributions

(a) **Authorized**

Unlimited number of common voting units

(b) **Issued**

For the period March 6, 2001 to December 31, 2001

	Number of Units		Amount
Balance at beginning of the period	7,092,221	$	43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000		87,009
Units issued to directors of Provident	19,600		243
Units issued from treasury	6,435,500		61,425
Unit issue costs, net of tax	-		(4,995)
Unitholders capital at end of the period	21,022,321	$	187,331

(c) **Units reserved**

There are 700,000 trust units reserved for the Employee Incentive Unit Option Plan. (Note 7)

The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533.

7. Unit option plan

The Employee Incentive Unit Option Plan (' the Plan') is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. Options are granted at a "strike price" which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the Trust Units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

For the period March 6, 2001 to December 31, 2001

	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	-	-
Granted	645,900	$11.18
Cancelled/Expired	(34,800)	$11.42
Outstanding at end of period	611,100	$11.16
Exercisable at end of period	223,700	$11.14

At December 31, 2001, the Trust had 611,100 options outstanding with exercise prices ranging between $8.60 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.29 years and the weighted average exercise price is $11.16 per unit.

8. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the period ended December 31, 2001 the Manager was paid $897,195 related to the base management fee, calculated as two percent of operating income. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust units in February 2002. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions. The Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $46,123 in the period. As at December 31, 2001, the amounts owed by Provident to the Manager totalled $340,591 to be settled with a combination of cash and Trust Units.

9. Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:

For the period March 6, 2001 to December 31, 2001		
Petroleum and natural gas properties and other	$	19,691
Production facilities		3,561
	$	23,252

The future income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 42.6 percent as follows:

For the period March 6, 2001 to December 31, 2001		
Expected income tax recovery	$	(41,508)
Increase (decrease) resulting from:		
Non-deductible crown charges and other payments		4,320
Federal resource allowance		(4,799)
Alberta Royalty Tax Credit		(175)
Provincial credit		(2,431)
Payments to the Trust		(6,470)
Other		(696)
	$	(51,759)

10. Commitments

Provident has office commitments that extend through December 2009. Future minimum lease payments for the following five years are: 2002 - $915,000; 2003 - $865,000; 2004 - $915,000; 2005 - $1,085,000; 2006 - $1,080,000.

11. Financial instruments and hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Trust's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Trust could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract.

(a) Commodity price

(i) Crude oil

For the period March 6, 2001 to December 31, 2001, the Trust received $4,575,449 to settle various oil market based contracts on an aggregate volume of 1,293,000 barrels. The contracts had terms commencing between March 6, 2001 and July 1, 2001, expiring between June 30, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $4.7 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31

(ii) **Natural gas**

For the period March 6, 2001 to December 31, 2001, the Trust received $4,223,803 to settle various natural gas market based contracts on an aggregate of 2,328,000 gigajoules ("GJ") at AECO with contract terms commencing between March 6, 2001 and November 1, 2001, expiring between March 31, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $3.0 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	5,000 mcfd	Cdn$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31

(b) Foreign exchange contracts

For the period March 6, 2001 to December 31, 2001, the Trust paid out $127,560 to settle two U.S. dollar forward sales contracts on $3,166,664 U.S. dollars at an average exchange rate of 1.4937. For 2002, the Trust has no foreign exchange contracts in place.

12. Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.20 per barrel of oil equivalent produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

13. Subsequent event

On January 16, 2002, Provident announced it had completed the acquisition of Richland Petroleum Corp. ("Richland"). The pending deal was announced in November 2001after both entities had signed agreements to effect a business combination pursuant to a Plan of Arrangement ("Plan"). The Plan provided that the Trust acquire all of the issued and outstanding shares of Richland, with the Richland shareholders receiving, in exchange for each Richland share held, 0.4 of a Trust unit for a total of 11.2 million units and one share in a newly incorporated exploration and production company. The Plan was approved on January 15, 2002 by approximately 99.5 percent of the Richland shares voted at the special meeting of Richland's shareholders and on January 16, 2002, the Court of Queens Bench issued its Final Order approving the Plan. The business combination will be accounted for using the purchase method of accounting.

Interested parties should refer to Richland Information Circular, dated December 14, 2001, for further information with respect to the Plan of Arrangement.

14. Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the consolidated financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Trust's Form 20F.

SCHEDULE B

INFORMATION RESPECTING RICHLAND PETROLEUM CORPORATION

Principal Oil and Gas Properties

The following sets out the principal properties of Richland and certain operational information related thereto:

Paddle River/Heldar, Alberta

The Paddle River/Heldar area, 60 miles northwest of Edmonton, had been Richland's primary growth area for natural gas in 1999 and 2000. During 2001, gas production declined 48 percent and oil and liquids production declined 55 percent, primarily due to increasing water production at a significant well. As at December 31, 2001, Richland had an interest in 30,900 gross (26,100 net) acres of undeveloped land in the area. Production for the twelve months ending December 31, 2001 averaged 7.8 mmcfd of natural gas and 308 bpd of oil and liquids. The reserve evaluation dated February 15, 2002 prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and effective as of January 1, 2002 (the "McDaniel Report") assigned 3.2 mmboe of proved reserves and 1.4 mmboe of probable reserves to this interest.

Whitecourt, Alberta

Located 15 miles northwest of Paddle River, Richland acquired an interest in 76,000 gross acres (32,600 net acres) of undeveloped land, a 45 percent ownership in a 65 mmcfd gas plant with substantial unused capacity, and approximately 40 bpd of oil and liquids and 6.1 mmcfd of natural gas production in the Whitecourt area effective January 1, 2001. This is a multi-zone area targeting natural gas with liquids, which has significant exploitation upside. Richland drilled 13 gross (6 net) wells in the area in 2001. As at December 31, 2001, Richland had an interest in 78,000 gross (34,200 net) acres of undeveloped land in the area. Production for the twelve months ending December 31, 2001 averaged 56 bpd of oil and liquids and 7.3 mmcfd of natural gas. The McDaniel Report assigned proved reserves of 3.4 mmboe and probable reserves of 1.1 mmboe to this interest.

Southern Alberta

Southern Alberta was Richland's most active area in 2001, with 34 gross (28 net) wells drilled. The area is primarily a multi-zone shallow gas play, with year-round access. At December 31, 2001, Richland had an interest in 88,200 gross (66,700 net) acres of undeveloped land in the area. Production in 2001 averaged 9.0 mmcfd of natural gas and 553 bpd of oil and liquids. The McDaniel Report assigned 3.7 mmboe of proved reserves and 1.8 mmboe of probable reserves to this interest.

Southeast Saskatchewan

Southeast Saskatchewan is Richland's primary oil producing area. At December 31, 2001 Richland had an interest in 35,400 gross (28,500 net) acres of undeveloped land in the area. Production in 2001 averaged 1,573 boed, consisting primarily of crude oil. The McDaniel Report assigned 3.5 mmboe of proved reserves and 1.3 mmboe of probable reserves to this interest.

East Lost Hills, California

At December 31, 2001, Richland's United States subsidiary had a 4.13 percent working interest in approximately 32,000 gross (1,300 net) acres of exploratory land in the San Joaquin basin of California. Exploration at East Lost Hills targets the Temblor formation at depths greater than 16,000 feet. To date, the East Lost Hills consortium has drilled four wells into the feature. Two additional wells are currently being drilled at depths in excess of 17,000 feet. The consortium has shot a large (165 sq. mile) 3D seismic program to assist in the optimization of this gas discovery.

The first well into the feature blew out at a depth of 16,700 feet. A relief well was sidetracked after killing the blowout and was completed, pending the testing of other wells. The third well, Berkley East Lost Hills #1, was drilled to a total depth of 19,742 feet and was tied into existing facilities in the area. Production from this well, which was placed on-stream in February, has been limited to less than 2.0 mmcfd pending the installation of water disposal facilities in 2002.

Net production in 2001 averaged 0.1 mmcfd of natural gas and 8 bpd of liquids. The McDaniel Report assigned 0.4 mmboe of proved reserves and 0.8 mmboe of probable reserves to this interest.

Oil and Natural Gas Reserves

The oil and natural gas reserves of the Company were independently evaluated by McDaniel & Associates Consultants Ltd., with an effective date of January 1, 2002, and presented in a report dated February 15, 2002 (the "McDaniel Report"). McDaniel conducted a detailed review of all properties in which the Company had an interest as of December 31, 2001.

Following is a summary, as at January 1, 2002, of the McDaniel Report's estimate of Richland's crude oil, NGLs and natural gas reserves attributable to the properties and the present worth value of the estimated future net cash flows associated with such reserves, based on escalated and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Richland's crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The probable additional reserve volumes and the present value of estimated future cash flows from such reserves as shown in the tables have been reduced by a factor of 50 percent to account for risk.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0%	10%	15%	20%
							($000's)			
Proved Reserves										
Producing	3,972	645	43,956	3,365	437	33,380	169,314	120,069	105,636	94,739
Non-Producing	240	55	8,285	192	39	6,016	24,798	13,589	11,350	9,830
Undeveloped	344	75	2,150	280	59	1,657	8,987	6,064	5,079	4,298
Total Proved	4,556	775	54,391	3,837	535	41,052	203,100	139,722	122,064	108,867
Probable[6]	895	259	12,772	743	190	9,796	48,689	25,435	20,046	16,376
TOTAL	5,451	1,034	67,163	4,580	725	50,848	251,789	165,157	142,110	125,243

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0%	10%	15%	20%
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	($000's)			
Proved Reserves										
Producing	3,966	644	43,967	3,392	437	33,383	130,570	95,870	85,362	77,311
Non-Producing	240	55	8,297	195	39	6,017	16,880	9,644	8,107	7,042
Undeveloped	344	75	2,150	284	59	1,657	6,043	3,867	3,133	2,552
Total Proved	4,549	775	54,414	3,870	535	41,057	153,492	109,381	96,603	86,904
Probable[6]	895	259	12,778	755	190	9,798	34,061	18,499	14,709	12,082
TOTAL	5,444	1,034	67,192	4,625	725	50,855	187,553	127,880	111,312	98,986

Notes:

(1) "Gross" means Richland's working interests and/or royalty interests share of reserves before deducting royalties owned by others. "Net" means Richland's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniel of these and other factors necessary to estimate provincial and other royalties.

(2) "Proved reserves" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(3) "Proved producing reserves" means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(4) "Proved non-producing reserves" are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5) "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6) "Probable additional reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category, which can be realistically estimated for the pool on the basis of enhanced recovery processes, which can be reasonably expected to be instituted in the future. A risk adjustment factor of 50 percent to allow for geological and engineering risks associated with probable reserves has been applied to the McDaniel Report.

(7) The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on December 31, 2001 corporate average prices of Cdn$21.96 per barrel of oil, Cdn$22.90 per barrel of NGL, and Cdn$2.41 per thousand cubic feet of natural gas. Prices, production and capital costs have not been adjusted for the effects of inflation.

(8) Escalated prices used, based on McDaniel's price forecasts at January 1, 2002, are as follows:

	Crude Oil		Natural Gas
	WTI at Cushing $US/barrel	Light Sweet Crude at Edmonton $CDN/barrel	Alberta Average $CDN/MMBTU
2002	20.00	30.30	4.15
2003	20.90	31.10	4.40
2004	21.80	32.00	4.45
2005	22.20	32.10	4.45
2006	22.60	32.20	4.45
2007	23.10	32.90	4.50
2008	23.60	33.60	4.50
2009	24.10	34.30	4.55
2010	24.60	35.00	4.65
2011	25.10	35.70	4.75

*Escalated at 2.0 percent per annum until 2021 and thereafter flat.

(9) The Canadian dollar exchange rate for United States dollars is assumed to be $0.64 = $1.00 CDN for 2002, $0.65 U.S. = $1.00 CDN for 2003, $0.66 U.S. = $1.00 CDN for 2004, $0.67 U.S. = $1.00 CDN for 2005 and $0.68 U.S. = $1.00 CDN from 2006 for the life of the forecast.

(10) Capital and operating costs were escalated from 2001 values using inflation forecasts of 2 percent per year in the escalated price cases.

(11) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the escalated price case are $11.3 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the escalated price case are $9.3 million (2002) and $1.41 million (2003).

(12) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the constant price case are $11.0 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the constant price case are $9.1 million (2002) and $1.3 million (2003).

(13) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(14) ARTC has been included in this analysis in the corporate cash flows.

Reserve Reconciliation

		Crude Oil (mbbl)		NGLs (mbbl)		Natural Gas (mmcf)		BOE at 6:1 (000s)	
		Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable
Reserves at December 31, 2000		5,209	1,975	1,088	674	45,832	22,458	13,936	6,392
Discoveries		178	58	22	11	7,620	3,373	1,470	631
Acquisitions		80	58	120	34	19,940	5,748	3,523	1,050
Dispositions		-	-	-	-	(114)	-	(19)	-
Revisions	#	(66)	(301)	(319)	(201)	(9,303)	(6,035)	(1,935)	(1,508)
Production		(845)	-	(136)	-	(9,585)	-	(2,579)	-
Reserves at December 31, 2001		4,556	1,790	775	518	54,391	25,544	14,396	6,565

Reserve Life Index

	Oil		NGLs		Natural Gas		MBOE at 6:1	
	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable
Reserves at December 31, 2001	4,556	6,346	775	1,293	54,391	25,543	14,396	11,896
2001 Production	845	845	136	136	9,585	9,585	2,579	2,579
Reserve Life Index in Years	5.4	7.5	5.7	9.5	5.7	2.7	5.6	4.6

Finding and On-Stream Costs

(at 6:1)	2001	2000	1999
Net capital expenditures	81,756	48,490	28,456
Cash flow netback ($/boe)	16.11	14.50	8.84
Reserve additions including revisions (mboe at 6:1)			
Proved	3,435	5,152	3,609
Probable	315	1,399	918
Proved + probable	3,750	6,551	4,527
Finding and on-stream costs ($/boe)			
Proved	23.80	9.41	7.88
Established (proved + 1/2 probable)	22.76	8.29	7.00
Proved + probable	21.80	7.40	6.29
Recycle ratio			
Proved	0.68	1.54	1.12
Proved + probable	0.74	1.96	1.41

Land Holdings

The following table summarizes Richland's land holdings as at December 31, 2001:

	Undeveloped Acres	
	Gross	Net
Alberta	377,184	224,198
Saskatchewan	35,409	28,451
United States	32,000	1,322
Total	444,593	253,971

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2001, Richland's interests in producing and shut-in wells:

	Producing Wells				Shut-In Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta	45	17.1	109	61.9	2	0.5	25	13.6
Saskatchewan	188	75.4	0	0	25	13.6	0	0
Unites States	0	0	1	0.1	0	0	3	0.1
Total	233	92.5	110	62	27	14.1	28	13.7

Notes:

(1) "Shut-In" wells means wells which are not producing but which may be capable of production. Shut-in wells in which Richland had an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are defined as the total number of wells in which Richland had an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Richland's percentage working interest.

Capital Expenditures

The following tables show capital expenditures for the Corporation in the categories indicated:

5-Year Annual Summary

	Year ended December 31,				
($thousands)	2001	2000	1999	1998	1997
Land acquisition and retention	2,849	4,475	2,225	2,710	3,321
Seismic	3,293	2,446	1,038	1,515	3,036
Drilling	25,690	21,339	10,752	9,492	17,994
Facilities and workovers	13,784	8,159	3,175	1,337	4,249
Capitalized overhead	1,496	1,455	1,148	1,879	1,683
Other	344	269	209	195	152
Total capital expenditures	47,456	38,143	18,547	17,128	30,435
Add: Acquisition of assets	35,565	11,867	20,750	25,902	-
Less: Disposition of assets	(1,265)	(1,520)	(10,841)	(10,910)	(10,909)
Net capital expenditures	81,756	48,490	28,456	32,120	19,526

2001 Quarterly Summary

	Three months ended			
($thousands)	March 31	June 30	September 30	December 31
Land acquisition and retention	1,358	1,091	305	95
Seismic	1,241	458	512	1,082
Drilling	10,413	7,103	5,132	3,042
Facilities and workovers	3,334	4,580	1,531	4,339
Capitalized overhead	489	351	334	322
Other	237	63	25	19
Total capital expenditures	17,072	13,646	7,839	8,899
Add: Acquisition of assets	34,445	1,093	(115)	142
Less: Disposition of assets	(55)	-	(797)	(413)
Net capital expenditures	51,462	14,739	6,927	8,628

2000 Quarterly Summary

	Three months ended			
($thousands)	March 31	June 30	September 30	December 31
Land acquisition and retention	976	972	1,490	1,037
Seismic	563	478	442	963
Drilling	7,955	4,559	4,869	3,956
Facilities and workovers	1,872	2,242	1,716	2,329
Capitalized overhead	404	350	331	370
Other	153	56	35	25
Total capital expenditures	11,923	8,657	8,883	8,680
Add: Acquisition of assets	7,816	440	3,161	450
Less: Disposition of assets	-	(935)	(645)	60
Net capital expenditures	19,739	8,162	11,399	9,190

Drilling Activity

The following table summarizes the number of wells drilled by the Company during the years ended December 31, 2001 and 2000:

	Year ended December 31, 2001		Year ended December 31, 2000	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Exploratory				
Crude Oil	3	2.0	5	1.8
Natural Gas	10	6.6	20	15.4
Dry and Abandoned	6	4.3	12	8.9
Total Exploratory	19	12.9	37	26.1
Development				
Crude Oil	7	5.1	8	3.4
Natural Gas	31	21.6	15	10.5
Dry and Abandoned	8	7.0	3	1.9
Total Development	46	33.7	26	15.8
Total				
Crude Oil	10	7.1	13	5.2
Natural Gas	41	28.2	35	25.9
Dry and Abandoned	14	11.3	15	10.8
Total	**65**	**46.6**	**63**	**41.9**

Notes:

(1) "Gross" wells refers to all wells in which the Corporation has either a working interest or a royalty interest.

(2) "Net" wells refers to the aggregate of the percentage working interests of the Corporation in the gross wells before royalties and on a before payout basis, unless the wells have already paid out.

History - Daily Sales Volumes and Netbacks

The following tables set forth the daily sales volumes and netbacks to Richland on a quarterly basis for 2001 and 2000:

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001
Daily Sales Volumes					
Oil (bbls/d)	2,371	2,308	2,260	2,319	2,314
NGL (bbls/d)	437	383	295	377	373
Natural Gas (mcf/d)	26,403	25,143	25,675	27,806	26,259
Boe/d	7,209	6,882	6,834	7,330	7,063
Crude Oil Netback ($/bbl)					
Average sales price	35.00	35.32	35.09	22.30	31.89
Hedging adjustment	0.34	0.66	1.46	5.38	1.97
Royalties, net of ARTC	(7.78)	(8.07)	(7.95)	(3.92)	(6.92)
Production expenses	(5.55)	(6.21)	(6.51)	(5.82)	(6.02)
Operating netback	22.01	21.70	22.09	17.94	20.92
NGL Netback ($/bbl)					
Average sales price	44.28	38.42	28.98	20.31	33.62
Royalties, net of ARTC	(17.07)	(13.61)	(10.37)	(7.75)	(12.47)
Production expenses	(7.64)	(7.57)	(7.26)	(9.16)	(7.93)
Operating netback	19.57	17.24	11.35	3.40	13.22
Natural Gas Netback ($/mcf)					
Average sales price	9.06	6.67	3.96	4.60	6.04
Hedging adjustment	(1.30)	(0.54)	0.11	0.22	(0.36)
Royalties, net of ARTC	(2.82)	(1.73)	(0.79)	(0.77)	(1.51)
Production expenses	(0.74)	(0.75)	(0.73)	(0.70)	(0.73)
Operating netback	4.20	3.65	2.55	3.35	3.44
Per BOE ($/boe at 6:1)					
Average sales price	47.39	38.33	27.70	25.39	34.64
Hedging adjustment	(4.66)	(1.74)	0.91	2.55	(0.71)
Royalties, net of ARTC	(13.92)	(9.80)	(6.05)	(4.48)	(8.53)
Production expenses	(5.00)	(5.26)	(5.22)	(4.96)	(5.10)
Operating netback	23.81	21.53	17.34	18.50	20.30

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001
Daily Sales Volumes					
Oil (bbls/d)	2,371	2,308	2,260	2,319	2,314
NGL (bbls/d)	437	383	295	377	373
Natural Gas (mcf/d)	26,403	25,143	25,675	27,806	26,259
Boe/d	7,209	6,882	6,834	7,330	7,063
Crude Oil Netback ($/bbl)					
Average sales price	35.00	35.32	35.09	22.30	31.89
Hedging adjustment	0.34	0.66	1.46	5.38	1.97
Royalties, net of ARTC	(7.78)	(8.07)	(7.95)	(3.92)	(6.92)
Production expenses	(5.55)	(6.21)	(6.51)	(5.82)	(6.02)
Operating netback	22.01	21.70	22.09	17.94	20.92
NGL Netback ($/bbl)					
Average sales price	44.28	38.42	28.98	20.31	33.62
Royalties, net of ARTC	(17.07)	(13.61)	(10.37)	(7.75)	(12.47)
Production expenses	(7.64)	(7.57)	(7.26)	(9.16)	(7.93)
Operating netback	19.57	17.24	11.35	3.40	13.22
Natural Gas Netback ($/mcf)					
Average sales price	9.06	6.67	3.96	4.60	6.04
Hedging adjustment	(1.30)	(0.54)	0.11	0.22	(0.36)
Royalties, net of ARTC	(2.82)	(1.73)	(0.79)	(0.77)	(1.51)
Production expenses	(0.74)	(0.75)	(0.73)	(0.70)	(0.73)
Operating netback	4.20	3.65	2.55	3.35	3.44
Per BOE ($/boe at 6:1)					
Average sales price	47.39	38.33	27.70	25.39	34.64
Hedging adjustment	(4.66)	(1.74)	0.91	2.55	(0.71)
Royalties, net of ARTC	(13.92)	(9.80)	(6.05)	(4.48)	(8.53)
Production expenses	(5.00)	(5.26)	(5.22)	(4.96)	(5.10)
Operating netback	23.81	21.53	17.34	18.50	20.30

2001 Sensitivity Analysis

The following table shows the effect on 2001 cash flow and earnings of the following sensitivities:

	Cash Flow		Earnings	
Change Description	**Amount ($millions)**	**Per Share (diluted)**	**Amount ($millions)**	**Per Share (diluted)**
US$1.00/bbl in WTI crude oil	0.7	$0.03	0.6	$0.02
Cdn$0.10/mcf of natural gas	0.5	$0.02	0.4	$0.01
US$0.01 in US$/Cdn$ exchange rate	0.1	$0.00	0.1	$0.00
1% in the prime interest rate	0.5	$0.02	0.4	$0.01

Competitive Conditions and Risk Factors

Richland's operations are subject to all of the risks normally associated with the exploration, development and other operations conducted in respect of oil and natural gas properties. In drilling wells, Richland may encounter or experience unexpected formations or pressures, blow-outs, cratering and fires. In producing wells, Richland may encounter or experience premature decline of reservoirs and invasion of water into producing formations. Any of these occurrences could result in material losses, liabilities or costs to the Company. While Richland carries insurance coverage in accordance with standard industry practice, it has not and cannot fully insure against all of these risks.

Richland's oil and natural gas operations are also subject to extensive controls and regulations imposed by various levels of government. The future value of Richland's properties depends on various local, national and international economic and political factors that are beyond the control of the Company. Richland must compete in all aspects of its operations with a number of corporations, some of which may have greater technical and financial resources.

The reserves and estimated future cash flows from the Company's properties have been independently evaluated in a reserve report prepared by McDaniel & Associates Consultants Ltd. These estimates include a series of assumptions relating to factors such as recoverability and marketability of production, future prices of oil and natural gas, operating costs, future capital expenditures and royalties and other government levies that may be imposed over the producing life of the reserves. Many of these assumptions are subject to change beyond the control of the Company. Richland's' ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that Richland's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

The price that Richland receives for its oil and natural gas production is market determined and has been subject to considerable volatility over which Richland has no control. A sustained material decline in prices could result in a material decline in the Company's net production revenue and overall value. The ability of Richland to sell its oil and natural gas production is subject to many factors, including price and other market fluctuations, the proximity and capacity of both oil and natural gas pipelines and processing facilities and extensive government regulation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Company's reserves. Richland may also elect not to produce from certain wells at lower prices. All of these factors could result in a material decline in the Company's net production revenue and overall value.

Richland mitigates many of these business risks by employing highly skilled and experienced employees and utilizing the latest available technology to conduct its business. The Company is also moving to balance its asset mix and utilizes hedging products from time to time to reduce its exposure to fluctuating commodity prices and exchange rates.

Marketing

Richland sells its crude oil to major crude oil aggregators under short-term floating price crude oil sales contracts, with the majority of production pipeline-connected. Richland's natural gas production is sold to natural gas aggregators at spot market prices. The Company has no significant long-term gas sales contracts. For details of marketing strategies and current hedging positions on oil and gas prices, refer to the section entitled "Marketing and Risk Management" in the MD&A section of this report.

Environmental Matters

All oil and gas operations are subject to federal, provincial and municipal legislation regarding environmental risks and hazards, including restrictions and prohibitions on spills, releases or emissions of various substances produced in connection with oil and gas operations. Environmental law also requires that well and facility sites be abandoned and reclaimed to the satisfaction of the relevant authorities. Any breach of this legislation may result in the imposition of fines and penalties. Richland is not aware of any present material liability relating to environmental compliance.

As these requirements apply to all operators in the Western Canadian oil and gas industry, it is unlikely that the Company's competitive position within the industry will be affected by these regulations.

Employees

Richland had 35 full time employees as at December 31, 2001.

Selected Consolidated Financial Information

Annual Data *(in thousands of Canadian dollars)*

Year ended December 31	2001	2000	1999
Revenues, net of royalties	65,833	54,806	27,923
Net earnings (loss)	3,987	7,065	3,702
Per share basic	0.15	0.28	0.17
Per share diluted	0.15	0.28	0.17
Total assets	192,495	150,671	112,591
Long term debt	75,973	47,146	33,139

Quarterly Data *(in thousands of Canadian dollars)*

Year ended December 31, 2001	Q1	Q2	Q3	Q4	Total
Revenues, net of royalties	18,994	16,786	14,188	15,865	65,833
Net earnings (loss)	3,815	3,241	1,405	(4,474)	3,987
Per share basic	0.14	0.13	0.05	(0.17)	0.15
Per share diluted	0.14	0.12	0.05	(0.16)	0.15
Cash flow from operations	12,925	11,210	8,227	8,872	41,234
Per share basic	0.49	0.42	0.30	0.34	1.55
Per share diluted	0.48	0.41	0.30	0.34	1.53

Year ended December 31, 2000	Q1	Q2	Q3	Q4	Total
Revenues, net of royalties	11,166	13,450	13,961	16,229	54,806
Net earnings (loss)	831	2,242	1,380	2,612	7,065
Per share basic	0.03	0.09	0.06	0.10	0.28
Per share diluted	0.03	0.09	0.06	0.10	0.28
Cash flow from operations	6,813	9,127	9,287	11,498	36,725
Per share basic	0.27	0.36	0.36	0.46	1.45
Per share diluted	0.27	0.35	0.36	0.46	1.44

Dividends

No dividends have been paid on any shares of the Company since the date of its incorporation and it is not anticipated that any dividends will be paid on the Common Shares in the immediate or foreseeable future.

Richland's demand revolving operating facility with a Canadian chartered bank provides that the Company may not declare a dividend without the prior approval of the bank.

Management's Discussion and Analysis

Sales and Revenue

Richland's sales averaged 7,064 boe in 2001, a 2% increase from 6,919 boe in 2000. Natural gas sales averaged 26.3 mmcf per day in 2001, a 15% increase from 22.9 mmcf per day in 2000. Crude oil sales dropped 8% in 2001,averaging 2,314 bopd compared to 2,507 bopd in 2000. NGL sales averaged 373 bopd in 2001, a 37% decrease from 594 bopd in 2001. New gas production additions brought on-stream during the year were partially offset by declining liquids-rich gas production at Heldar.

Gross production revenue in 2001 was $87.6 million, a 13% increase from $77.3 million in 2000, reflecting stronger natural gas prices combined with higher gas production volumes.

Oil and Gas Producing Areas

	Crude Oil and NGLs (bbls/d)				Natural Gas (mcf/d)			
	2001	%	2000	%	**2001**	%	2000	%
Badger	**185**	**6.9**	226	7.3	**260**	**1.0**	276	1.2
Buffalo Head	**110**	**4.1**	140	4.5	**62**	**0.2**	66	0.3
Eyremore	**51**	**1.9**	12	0.4	**3,694**	**14.2**	2,353	10.3
Hartaven	**159**	**5.9**	214	6.9	-	-	-	-
Kingsford	**163**	**6.1**	272	8.8	-	-	-	-
Little Bow	**199**	**7.4**	94	3.0	**1,288**	**4.9**	352	1.5
Lodgepole	**44**	**1.6**	58	1.9	**710**	**2.7**	739	3.2
Paddle River / Heldar	**308**	**11.5**	567	18.3	**7,830**	**30.0**	13,970	61.0
Redvers	**117**	**4.4**	155	5.0	**77**	**0.3**	110	0.5
Retlaw	**23**	**0.9**	34	1.1	**2,812**	**10.8**	3,411	14.9
Wapella	**423**	**15.8**	476	15.3	-	-	-	-
Weburn	**337**	**12.6**	371	12.0	-	-	-	-
Whitecourt	**56**	**2.1**	-	-	**7,272**	**27.9**	-	-
Wildwood	**27**	**1.0**	7	0.2	**583**	**2.2**	15	0.1
Other	**476**	**17.8**	475	15.3	**1,477**	**5.7**	1,619	7.1
Total	**2,678**	**100.0**	3,101	100.0	**26,065**	**100.0**	22,911	100.0

Prices

Weaker world oil prices led to a 20% decrease in Richland's average crude oil wellhead price to $31.88 per barrel ($33.85 net of hedging), compared to $39.75 per barrel ($33.52 net of hedging) in 2000. The average WTI reference price decreased 15% to US $25.90 in 2001 from US $30.30 in 2000. The average differential between the Canadian reference price and Richland's wellhead price rose from $4.50 per barrel in 2000 to $7.26 per barrel in 2001, reflecting a higher proportion of medium gravity oil production during the year.

The Company's wellhead price for NGLs remained almost unchanged, averaging $33.61 per barrel in 2001 after averaging $33.77 per barrel in 2000.

Richland's average wellhead price for natural gas rose 17% in 2001 to average $5.68 per mcf ($6.04 net of hedging) compared to $5.15 per mcf ($4.67 net of hedging) in 2000. The increase is the direct result of higher Canadian reference prices during the year. The AECO monthly index averaged $6.27 per mcf during 2001, a 25% increase from $5.03 per mcf in 2000.

Marketing and Risk Management

Richland's gas sales portfolio is reviewed on a regular basis both internally and externally, utilizing the expertise of a major gas marketing firm.

The majority of Richland's gas is sold in West Central Alberta, where gas may be sold on the ATCO system, transferred to the NOVA system or sold into the Alliance pipeline. This flexibility allows Richland to maximize the benefit of the current high gas price environment through a combination of monthly and daily short-term contracts. This gas also has above-average heating value, commanding premium pricing.

Richland's crude oil is primarily high quality light oil. The crude oil and natural gas liquids are sold pursuant to short-term contracts with major aggregators. The Company received an average crude oil price at the wellhead of $31.88 per barrel in 2001, compared to the average Edmonton posted price of $39.14 per barrel.

Richland has a risk management policy in place, authorizing management to fix the price on up to 50 percent of oil and gas sales. As part of this strategy, the Company regularly reviews the entire product portfolio, to protect a minimum cash flow to ensure the continued ability to fund ongoing capital activities. In 2001, these hedging activities resulted in a reduction in revenues of $1.8 million, compared to $9.7 million in 2000. At present, Richland has locked in the price on approximately 40 percent of its projected 2002 oil and gas production. Looking forward to 2002, prices have been fixed on less than 20 percent of projected natural gas production.

Hedging transactions and fixed price contracts have been entered into as follows:

Gas (prices quoted at AECO [Alberta Border])	**Volume**		**Price**
Fixed Price Contracts			
January 2001 - October 2002	3,500 GJ/day		$6.22/GJ
Swaps			
November 2001 - October 2003	3,000 GJ/day		$4.75/GJ
November 2001 - October 2003	3,000 GJ/day		$5.20/GJ
Collars		Minimum	Maximum
November 2001 - October 2002	3,000 GJ/day	$6.00/GJ	$8.55/GJ

Royalties

Royalties, net of Alberta Royalty Tax Credit, were $22.0 million in 2001, down 2 percent from $22.5 million in 2000. Royalty rates in 2001 averaged 24.6% of oil and gas sales, before hedging, compared to 25.8% in 2000. The decrease is attributable to lower pricing for oil resulting in a reduced royalty rate, and a reduction in higher royalty NGLs in the production mix. Gas royalty rates, before hedging, have remained almost unchanged, as maximum rates have been in effect for the majority of the past two years. Hedging activities reduced revenues in 2001 by $1.8 million, compared to a reduction of $9.7 million in 2000. After hedging, royalty rates in 2001 averaged 25.1% of revenues, compared to 29.1% of revenues in 2000. Richland claimed the maximum allowable Alberta Royalty Tax Credit of $0.5 million in 2001.

Operating Expenses

Operating costs for the year were $13.2 million or $5.10 per boe, up from $11.2 million or $4.44 per boe in 2000. The increased operating costs reflect higher electricity and trucking charges in 2001. Richland continues to focus its efforts on reducing per unit operating expenses wherever possible.

General and Administrative Expenses

General and administrative expenses in 2001 were $3.9 million or $1.51 per boe for the first nine months of 2001, compared to $2.6 million or $1.03 per boe in 2000. The increased costs reflect bonuses paid in 2001, payments made under the share appreciation rights plan, and $0.7 million in bad debt expense. Richland capitalized $1.5 million in general and administrative costs relating to its exploration and drilling activities in 2001, unchanged from 2000.

	2001		2000	
	$thousands	per boe	$thousands	per boe
Gross G&A costs	6,428	2.49	4,946	1.95
Recoveries from operations	(1,043)	(0.40)	(892)	(0.35)
Net G&A costs	5,385	2.09	4,054	1.60
Capitalized G&A costs	(1,496)	(0.58)	(1,457)	(0.58)
Total G&A expense	3,889	1.51	2,597	1.03

Interest Expense

Interest expense increased to $4.6 million in 2001 from $3.2 million in 2000. The average debt outstanding increased from $45.5 million in 2000 to $73.1 million in 2001, primarily due to the Whitecourt asset acquisition at the beginning of the year. Bank debt of $76 million at year-end was financed mainly through Bankers Acceptances, with interest rates below the Canadian Prime Rate.

Site Restoration

The Company provides for the estimated future costs of site restoration and abandonment on a unit of production basis. At year-end, Richland's engineers estimated total future costs to be $6.4 million. The 2001 provision of $0.7 million is up slightly from $0.6 million in 2000, reflecting a higher well count at year-end.

Depletion and Depreciation

Depletion and depreciation expense in 2001 was $32.5 million or $12.61 per boe, compared to $20.8 million or $8.21 per boe in 2000. The increase in the depletion rate is due to a Cdn $3.7 million ceiling test write-down of assets in the U.S., and higher finding and on-stream costs in 2001.

Income and Other Taxes

Tax expense was $7.0 million in 2001, compared to $9.3 million in 2000. The decrease is attributable to current and prior period adjustments for a 2% decrease in the Alberta tax rate, current taxes payable at a reduced rate of 29.1 percent (versus 42.6 percent) resulting from Alberta tax relief for Attributed Canadian Royalty Income deductions, and a $0.2 million reduction in capital taxes payable due to lower Saskatchewan oil revenues.

Included in the 2001 expense is capital tax of $1.0 million, of which $0.6 million is related to Saskatchewan Corporation Capital Tax and Resource Surcharge taxable at 3.6 percent, and $0.4 million is attributable to federal Large Corporations Tax payable at 2.25 percent.

Richland began paying cash income taxes in 2001. Tax expense includes $2.5 million in current federal income taxes. Richland's history of acquisitions leaves the company with significant tax pools, but the timing of the deductions of these pools results in current tax being payable.

At year-end, the Company had unused federal tax pools totalling $104.3 million, which may be used to offset future income tax liabilities. At the provincial level, a year-end balance of $4.5 million in

Attributed Canadian Royalty Income carry-forwards is also available to offset taxable income for Alberta purposes.

Tax Pool Balances ($thousands)	December 31, 2001
Canadian exploration expense	-
Canadian development expense	26,060
Canadian oil and gas property expense	48,080
Undepreciated capital cost	29,936
Other	204
Total	104,280

Cash flow from operations was $41.2 million in 2001, compared to $36.7 million in 2000, as a result of increased gas production, combined with higher gas prices. Basic cash flow for the year was $1.55 per share ($1.53 per share diluted) compared to $1.45 per share ($1.44 per share diluted) in 2000. Cash flow netbacks were $15.99 per boe in 2001 compared to $14.50 per boe in 2000.

Earnings in 2001 were $4.0 million compared to $7.1 million in 2000. Earnings per share were $0.15 basic and diluted in 2001, compared to $0.28 per share basic and diluted in 2000. The reduction is earnings is attributable to higher depletion expense resulting from a Cdn $3.7 million ceiling test write down of U.S. assets and higher finding and on-stream costs in 2001.

Capital Expenditures

Net capital expenditures in 2001 were $81.8 million, a 69 percent increase from $48.5 million a year earlier. Capital spending included $35.5 million in asset acquisitions, almost entirely for the Whitecourt assets in West Central Alberta. Land and seismic spending totalled $6.2 million and $25.6 million was spent to drill 65 wells in 2001. Wellsite equipment and facilities expenditures in 2001 totalled $13.8 million. Capitalized overhead and fixed asset costs were $1.9 million in 2001. Disposition proceeds for a number of minor transactions in 2001reduced total capital expenditures by $1.3 million.

Liquidity and Capital Resources

Richland's capitalization consists of 26.8 million common shares and a $95 bank credit facility. At December 31, 2001, Richland's market capitalization was $90.8 million, based on a closing share price of $3.39. In 2001, 17.4 million Richland shares traded, representing 65 percent of the total shares outstanding.

Total debt outstanding at year-end, including a working capital deficiency of $7.7 million, was $83.7 million, which represents 2.0 times 2001 cash flow. In 2000, total debt was $44.0 million, representing 1.2 times 2000 cash flow.

Bank Debt

At December 31, 2001, Richland had drawn $76.0 million on its credit facility with the Bank of Montreal, an increase from the $47.1 million drawn at December 31, 2000 The demand credit facility stood at $95.0 million at December 31, 2001, compared to $57.0 million at December 31, 2000. No requirements are required on this facility as long as the amounts outstanding do not exceed the borrowing base, as determined by the bank.

SCHEDULE C

FINANCIAL STATEMENTS OF RICHLAND PETROLEUM CORPORATION

AUDITORS' REPORT

To the Shareholder
Richland Petroleum Corporation

We have audited the consolidated balance sheets of Richland Petroleum Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow Calgary LLP"
Chartered Accountants

Calgary, Alberta
February 22, 2002

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's)

As at December 31,		**2001**		**2000**
Assets				
Current assets				
Accounts receivable	$	14,327	$	21,326
Marketable securities		2		411
		14,329		21,737
Long-term investment		35		35
Property, plant and equipment (Note 3)		178,131	$	128,899
	$	192,495		150,671
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	22,060		18,555
Long-term debt (Note 4)		75,973		47,146
Provision for future site restoration		2,342		1,797
Future income taxes (Note 5)		25,875		20,193
Other deferred liabilities		-		-
Shareholders' Equity				
Share capital (Note 6)		58,968		59,690
Retained earnings (deficit)		7,277		3,290
		66,245		62,980
	$	192,495		150,671

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)

Canadian Dollars ('000's) except per unit amounts

Years Ended December 31,	2001	2000	1999
Revenue			
Net oil and gas sales	$ 65,532	$ 54,806	$ 27,923
Gain on sale of marketable securities	301	-	-
	65,833	54,806	27,923
Expenses			
Production	13,159	11,243	6,396
General and administrative	3,889	2,597	2,758
Interest on long-term debt	4,343	3,079	1,936
Other interest	254	164	186
Write-down of marketable securities	-	-	188
Provision for future site restoration	651	555	399
Depletion and depreciation	32,524	20,799	13,902
	54,820	38,437	25,765
Income before taxes	11,013	16,369	2,158
Current taxes (Note 5)	2,507	-	-
Capital taxes	964	1,185	784
Future income tax recovery (Note 5)	3,555	8,119	(2,328)
	7,026	9,304	(1,544)
Net income for the period	3,987	7,065	3,702
Retained earnings (deficit) at beginning of period	3,290	(3,635)	(7,337)
Shares repurchased and cancelled (Note 6)	-	(140)	-
Retained earnings (deficit) at end of period	$ 7,277	$ 3,290	$ (3,635)
Net income per share – basic and diluted (Note 8)	$ 0.15	$ 0.28	$ 0.17

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars ('000's) except per unit amounts

Years Ended December 31,		2001		2000		1999
Cash provided by operating activities						
Net income for the period	$	3,987	$	7,065	$	3,702
Add non-cash items:						
Write-down of marketable securities		-		-		187
Provision for future site restoration		651		555		399
Depletion and depreciation		32,524		20,799		13,902
Future income tax expense (recovery)		3,555		8,119		(2,328)
Other non-cash items		517		187		156
Cash flow from operations		41,234		36,725		16,018
Change in non-cash working capital		985		(439)		(581)
		42,219		36,286		15,437
Cash used in investing activities						
Acquisition of subsidiary		-		-		(10,697)
Expenditures on property, plant and equipment		(47,456)		(38,143)		(18,547)
Acquisition of oil and gas properties		(34,666)		(11,867)		(1,588)
Disposition of oil and gas properties		1,265		1,520		10,841
Abandonment expenditures		(106)		(200)		(268)
Proceeds on disposal of marketable securities		710		203		-
Net change in non-cash investing working capital		8,847		(6,383)		(5,056)
		(71,406)		(54,870)		(25,315)
Cash provided by financing activities						
Increase in long term bank debt		28,827		14,007		2,920
Issue of common shares, net of issue costs		360		4,577		6,958
		29,187		18,584		9,878
Decrease in cash		-		-		-
Cash beginning of period		-		-		-
Cash end of period		-	$	-		-
Cash flow from operations per weighted average unit – basic	$	1.55	$	1.45	$	0.74
Cash flow from operations per weighted average unit – diluted	$	1.53	$	1.44	$	0.70

See accompanying notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars, tabular amounts in '000's – except unit and per unit amounts)

December 31, 2001 and 2000

1. Significant accounting policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Terraquest Inc., a company incorporated in the United States, and Coast Pacific RLP-97 Exploration Inc.

(b) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized to cost centres (Canada and U.S.). The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20% or more.

(c) Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated within cost centres on the unit-of-production basis, based on the Company's share of total proven petroleum and natural gas reserves. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproven properties, plus estimated future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether proven reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20% per year.

(d) Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net reserves from the production of proven reserves plus the lower of cost or estimated fair market value of unproven properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes ("cost ceiling"). Future net revenues are based on prices in effect at year-end. Any required provisions are charged to income as additional depletion and depreciation expense.

(e) Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income, using the unit-of-production method. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. At December 31, 2001, Company engineers estimate this cost to be $6.4 million (2000 - $4.9 million).

(f) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(g) Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year. Depletion and depreciation are translated at the same rate as the related assets. Gains or losses on translation are taken to income except for those relating to long-term monetary items, which are deferred and amortized over the remaining terms of the related items.

The foreign subsidiary is integrated and translated using the temporal method as described above.

(h) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(i) Future income taxes

Future income taxes are calculated using the liability method of tax allocation accounting. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those assets are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(j) Hedging activities

The financial effect of crude oil and natural gas and currency hedging activities, which have been arranged to reduce the Company's exposure to fluctuations in commodity prices and currencies, are reflected in net oil and gas sales when the related production is sold.

(k) Joint ventures

Certain of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company's proportionate interest in such activities.

(l) Marketable securities

Marketable securities are valued at the lower of cost and fair market value.

(m) Stock based compensation plan

The Company has a stock-based compensation plan, which includes stock options, share appreciation rights and an employee stock purchase plan as described in Note 7.

(i) No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the corporation on exercise of stock options is credited to share capital.

(ii) The obligation created by the total number of share appreciation rights outstanding is amortized to income over the period the rights become vested. The cash paid in respect of exercised share appreciation rights reduces the obligation in the year the rights are exercised.

(iii) Compensation expense is recognized when shares are issued under the employee stock purchase plan and an equal amount is charged to share capital. Shares are issued to employees at the market price of the Company's shares at the time of purchase.

(n) Long-term investment

The Company uses the cost method to account for its long-term investment, whereby the investment is recorded at its original cost and earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the respective investment is stated at net realizable value.

2. Business combination

Effective April 20, 2001, the Company acquired all of the issued and outstanding shares of Coast Pacific RLP-97 Exploration Inc. ("Coast") for $934,445 consisting of $35,000 cash and 180,000 Common Shares at approximately $5.00 per share for total share consideration of $899,445.

The transaction has been accounted for using the purchase method with the results of Coast's operations being included in the consolidated financial statements from April 20, 2001.

Consideration		
Share capital issued	$	899
Other costs		35
Total purchase price	$	934

The purchase price was allocated entirely to property, plant and equipment.

3. Property, plant and equipment

December 31, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Petroleum and gas natural properties						
- Canada	$	308,214	$	137,494	$	170,720
- U.S.		15,173		8,848		6,325
Corporate and other		2,920		1,834		1,086
Total	$	326,307	$	148,176	$	178,131

December 31, 2000		Cost		Accumulated Depletion and Depreciation		Net Book Value
Petroleum and gas natural properties						
- Canada	$	230,694	$	109,446	$	121,248
- U.S.		11,270		4,602		6,668
Corporate and other		2,587		1,604		983
Total	$	244,551	$	115,652	$	128,899

Costs of unproven petroleum and natural gas properties amounting to $23.1 million at December 31, 2001 (2000 - $17.4 million) have been excluded from the depletion calculation. Included in the cost of unproven petroleum and natural gas properties is $4.8 million (2000 - $1.3 million) related to U.S. properties.

General and administrative expenses capitalized amounted to $1.5 million at December 31, 2001 (2000 - $1.5 million) of a total of $5.4 million (2000 - $4.1 million) in general and administrative expenses. No interest has been capitalized.

At December 31, 2001, the cost centre ceiling, based on prices in effect at and calculated as described in note 1(d), of the U.S. petroleum and natural gas properties were less than the capitalized cost of those assets by $3,675,000. As a result, the Company wrote down petroleum and natural gas properties by $3,675,000. This amount is included in depletion and depreciation expense.

4. Long-term debt

The Company has a demand revolving reducing credit facility with a Canadian chartered bank in the amount of $95 million at December 31, 2001 (2000 - $84 million). The facility may be drawn down or repaid at any time and bears interest at prime per annum provided the Company's debt to annual cash flow is less than 3:1. If debt to annual cash flow is between 3:1 and 3.5:1, the facility will bear interest at prime plus 1% per annum, and if debt to annual cash flow exceeds 3.5:1, the interest rate increases to prime plus 1.25% per annum. Security pledged consists of a general security agreement and a $150,000,000 first floating charge debenture charging all Company assets. The bank also reserves the right to implement a fixed charge covering 60% of the borrowing base at its discretion. The bank does not foresee requesting repayment in the next fiscal year and consequently, the loan has been classified as long term.

5. Income and other taxes

(a) Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 42.62% (2000 - 44.62%) to income before income and other taxes as follows:

For the years ended	2001	2000	1999
Computed expected income taxes	$ 4,694	$ 7,304	$ 963
Increase (decrease) in income taxes resulting from:			
Royalties and other payments to provincial governments, net	8,609	7,637	2,759
Resource allowance	(7,336)	(6,397)	(2,469)
Capital taxes	964	1,185	784
Reduction in tax rate	(1,126)	-	-
U.S. tax pools with no value	1,566	-	-
Adjustments due to federal tax assessments	-	(411)	
Future tax recoveries	-	-	(3,500)
Other	(345)	(14)	(81)
	$ 7,026	$ 9,304	$ (1,544)

(b) The components of the future income tax liability are as follows:

For the years ended	2001	2000	1999
Property, plant and equipment	$ 27,398	$ 22,544	$ 12,009
Future site restoration	(998)	(802)	(622)
Attributed Canadian Royalty Income carryforward	(455)	(1,341)	(703)
Other	(70)	(208)	(230)
	$ 25,875	$ 20,193	$ 10,454

U.S. tax pools approximating $3.7 million (2000 - $NIL) have not been recognized for accounting purposes.

6. Capital contributions

Authorized

The Company's authorized share capital consists of an unlimited number of voting Common Shares.

Issued

	2001		2000	
	Number	Amount	Number	Amount
Balance at beginning of the year	26,386	$ 62,533	25,347	$ 59,109
Issued to effect business combination (Note 2)	180	899	-	-
Acquired and cancelled (Note 6[a])	(32)	(127)	(106)	(239)
Flow-through shares issued, net of tax cost of $2,131 (2000 - $1,785) (Note 6[b])	-	(2,131)	1,000	3,215
Stock options exercised (Note 7[a])	206	497	108	324
Issued for services pursuant to employee share purchase plan (Note 7[c])	37	145	37	124
Issue costs net of income taxes of $4 (2000 - $1,427)	-	(2,848)	-	(2,843)
Balance at end of the year	26,777	$ 58,968	26,386	$ 59,690

(a) Effective October 12, 2001, the company commenced a normal course issuer bid under which it can purchase up to 1,300,000 of its Common Shares. As of December 31, 2001, the Company acquired 32,000 Common Shares at an average price of $3.97 per share.

Effective September 6, 2000, the Company commenced a normal course issuer bid under which it can purchase up to 1,400,000 of its Common Shares until September 5, 2001. Under this bid, the Company acquired 106,000 Common Shares at an average price of $3.56 per share.

(b) During 2000, the Company entered into agreements to issue 1,000,000 Common Shares as flow-through shares. A total of 1,000,000 shares were issued at a price of $5.00 per share. The tax adjustment related to these expenditures was made in 2001 as this is when the related expenditures were incurred.

7. Stock-based compensation plans

At December 31, 2001, the Company has the following stock-based compensation plans, which are described below:

(a) Employee fixed stock option plan

Under the employee fixed stock option plan, the Company may grant options to its employees, officers and directors for up to 2,500,000 Common Shares. Options granted under the plan have a term of seven years and vest evenly over a four-year period. The exercise price of each option equals the market price of the Company's shares at the date of grant. At December 31, 2001, stock options were outstanding at prices ranging from $1.65 to $4.95 per share, .expiring at various dates until August 2008.

A summary of the status of the Company's fixed stock option plan as of December 31, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,035	$3.05	1,666	$2.96
Granted	438	$3.70	665	$3.42
Exercised	(206)	$2.41	(108)	$3.00
Cancelled	(60)	$3.06	(188)	$3.56
Outstanding at end of period	2,207	$3.24	2,035	$3.05
Exercisable at end of period	860	$3.01	613	$2.75

Subsequent to December 31, 2001, all outstanding and unexercised options at January 15, 2002 were cancelled or otherwise terminated pursuant to the closing agreements between the Company and Provident Energy Trust (Note 12).

(b) Share appreciation rights

On October 10, 2001, the Company cancelled the share appreciation rights plan and issued each right holder an equal number of stock options. The options were granted at an exercise price of $3.50 per share with vesting terms and conditions identical to the share appreciation rights. At the time the plan was cancelled, the market value of the Company's shares was less than the exercise price of the share appreciation rights and as a result no amount was recorded as compensation expense.

The share appreciation rights entitled the holder to cash compensation equal to the difference between the value of the Common Shares at the date of the share appreciation right agreement (the "notional exercise price") and the fair market value of the Company's Common Shares on the date of exercise. The notional exercise price of each share appreciation right was $3.20 per Common Share. At December 31, 2000, there were 616,400 share appreciation rights outstanding and the cumulative share appreciation rights liability included in accounts payable was $277,000. During 2001, 315,400 (2000 - 60,000) rights were exercised for amounts totalling $438,000 (2000 - $57,300) and the remaining 301,000 rights were cancelled.

(c) Employee share purchase plan

In accordance with the employee share purchase plan, the Company is authorized to match employees' purchases under the plan from a minimum of 2% to a maximum of 5% of the employees' regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees.

8. Income and cash flow from operations per share

Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds on the exercise of stock options are used by the Company to repurchase Company shares at the weighted average market price during the year.

The Company has changed its policy for calculating diluted income per share effective January 1, 2001, to comply with new standards approved by the Canadian Institute of Chartered Accountants. The most significant change is that when calculating diluted income per share, under the new treasury stock method, it is assumed that proceeds received on the exercise of "in the money" stock options and warrants are used to repurchase Company shares at the weighted average market price during the year whereas under the old standard; the imputed earnings method; it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return.

The Company, effective January 1, 2001, also commenced calculating diluted cash flow from operations per share on a basis consistent with that described above.

The new standard has been applied retroactively with restatement and the effect of the change on current and prior years diluted income per share and diluted cash flow from operations per share as follows:

	Diluted income per share		Diluted cash flow from operations per share	
	Treasury Stock	**Imputed Earnings**	**Treasury Stock**	**Imputed Earnings**
December 31, 2001	$ 0.15	$ 0.15	$ 1.53	$ 1.46
December 31, 2000	$ 0.28	$ 0.28	$ 1.44	$ 1.37

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	2001	2000
Basic weighted average shares	26,676	25,399
Effect of dilutive stock options	361	182
Diluted weighted average shares	27,037	25,581

There is no change to the numerator in the calculation of diluted income per share for any of the years.

9. Supplementary cash flows disclosure

	2001	2000
Interest paid	$ 4,653	$ 3,243
Capital taxes paid	$ 985	$ 1,186

10. Risk management

(a) Hedging activities

The Company enters into hedge transactions on crude oil, natural gas and exchange rates. The agreements entered into are forward financial transactions providing the Company with a range of fixed prices on the commodity sold. Net oil and gas sales for the year ended December 31, 2001 include losses of $1.8 million (2000 - $9.7 million) on these transactions. The fair market value of the hedge contracts equals the unrecognized gain (loss) as described below.

The following hedge transaction is outstanding at December 31, 2001:

Commodity	Notional Volume	Strike Price	Term	Unrecognized Gain (Loss)
Natural Gas	3,000 GJ/day	$4.75/GJ	January 1, 2002 – October 31, 2003	$ 2,038

The Company is exposed to credit risk, at December 31, 2001, in the amount of $2.0 million in the event of non-performance by counter parties to this transaction.

(b) Physical commitments

The Company entered into fixed price contracts to deliver gas totalling 9,500 GJ/day at various prices. One of the contracts entered into is a commodity collar, which provides a minimum and maximum price for gas delivered based on the AECO-C one month spot. The following physical sales commitments are outstanding at December 31, 2001:

Commodity	Physical Volume	Price	Term
Natural Gas	3,500 GJ/day	$6.22/GJ	January 1, 2002 – October 31, 2002
Natural Gas	3,000 GJ/day	$5.20/GJ	November 1, 2001 – October 31, 2003
Natural Gas	3,000 GJ/day	$6.00 to $8.55/GJ	November 1, 2001 – October 31, 2002

All physical contract prices are based on an Alberta delivery point.

11. Financial instruments

The fair value of all financial instruments with the exception of hedge transactions as disclosed in note 10(a), approximate their carrying values.

12. Subsequent event

(a) On November 26, 2001, the Company entered into a Plan of Arrangement with Provident Energy Trust ("Provident") which provided that"

- Provident will acquire all of the outstanding shares of the Company in exchange for units of Provident at a ratio of .4 Provident units for each Common Share of the Company.
- Company shareholders will also receive, for each share of the Company held, one new share of a newly incorporated company (Terraquest Energy Corporation), which will hold certain Alberta exploratory and development properties previously held by the Company.

The Plan of Arrangement received shareholder and regulatory approval subsequent to December 31, 2001.

(b) On January 15, 2002, the Company in conjunction with the sale to Provident, activated employment contract severance agreements with certain officers, directors and employees of the Company. Severance costs totalled $2.2 million and were paid out effective January 15, 2002.

(c) Also in conjunction with the sale, the Company incurred approximately $2.2 million in costs related to shareholder information packages, professional fees, commissions and distribution costs.

(d) On January 15, 2002, prior to the closing of the sale, certain officers and employees exercised 1,112,507 stock options at an average strike price of $2.88 for total proceeds to the Company of $3,201,000.

SCHEDULE D

FINANCIAL STATEMENTS OF FOUNDERS ENERGY LTD.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Founders Energy Ltd. is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee includes a majority of independent directors who are not employees of the Company. The Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

"Grant D. Billing"
Executive Chairman

"Thomas W. Buchanan"
Executive Vice President, Chief Financial Officer
and Corporate Secretary

Calgary, Alberta
February 28, 2001

AUDITORS' REPORT

To the Board of Directors of Founders Energy Ltd.

We have audited the balance sheets of Founders Energy Ltd. as at December 31, 2000 and 1999 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"
Chartered Accountants

Calgary, Alberta February 28, 2001,
except for Note 15, which is as of March 6, 2001

FOUNDERS ENERGY LTD.
BALANCE SHEET

	As at December 31	
	2000	**1999**
Assets		
Current assets		
Cash	$ 77,271	$ 17,504
Accounts receivable	8,422,378	9,406,917
Prepaids	1,342,462	969,272
Assets held for sale	-	13,438,923
	9,842,111	23,832,616
Deferred charges *(Note 12)*	1,195,423	640,419
Property, plant and equipment *(Note 3)*	88,803,056	72,710,605
	$ 99,840,590	$ 97,183,640
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 13,213,264	$ 13,429,279
Current portion of long-term debt *(Note 4)*	-	-
	13,213,264	13,429,279
Long-term debt *(Note 4)*	26,100,000	35,640,000
Subordinated convertible debenture *(Note 4)*	14,186,827	13,948,831
Provision for future site restoration	1,034,667	763,620
Future income taxes *(Note 8)*	16,640,786	2,661,853
Shareholders' Equity		
Share capital *(Note 5)*	29,318,493	29,223,501
Subordinated convertible debenture *(Note 4)*	1,190,000	1,190,000
(Deficit) retained earnings	(1,843,447)	326,556
	28,665,046	30,740,057
	$ 99,840,590	$ 97,183,640

FOUNDERS ENERGY LTD.
STATEMENT OF OPERATIONS AND
RETAINED EARNINGS (DEFICIT)

	For the year ended December 31	
	2000	1999
Revenue		
Gross production revenue	$ 49,226,089	$ 30,805,338
Less: Royalties (net of ARTC)	9,921,536	6,395,364
	39,304,553	24,409,974
Expenses		
Production	9,700,787	8,810,821
General and administrative	1,747,540	1,686,177
Interest	3,264,933	3,453,739
Reorganization costs	-	1,150,000
Depletion, depreciation and amortization	11,755,014	12,257,351
	26,468,274	27,358,088
Earnings (loss) before taxes	12,836,279	(2,948,114)
Capital taxes	1,027,349	509,375
Future income taxes *(Note 8)*	5,211,933	196,625
	6,239,282	706,000
Net earnings (loss) for the year	6,596,997	(3,654,114)
Retained earnings at beginning of year	326,556	3,980,670
Adjustment for change in accounting policy *(Note 2)*	(8,767,000)	-
Retained (deficit) earnings at end of year	$ (1,843,447)	$ 326,556
Net earnings (loss) per common share *(Note 7)*	$ 0.44	$ (0.25)
Fully diluted net earnings (loss) per common share *(Note 7)*	$ 0.34	$ (0.25)

FOUNDERS ENERGY LTD.
STATEMENT OF CASH FLOWS

	For the year ended December 31	
	2000	1999
Cash provided by operating activities		
Net income (loss) for the year	$ 6,596,997	$ (3,654,114)
Add non-cash items:		
Depletion, depreciation and amortization	11,755,014	12,257,351
Future income taxes	5,211,933	196,625
Funds flow from operating activities	23,563,944	8,799,862
Net change in non-cash working capital	11,517,584	(3,978,682)
	35,081,528	4,821,180
Cash used in investing activities		
Acquisition of oil and gas properties	(4,570,510)	(137,513)
Expenditures on property, plant and equipment	(23,503,032)	(19,049,274)
Proceeds on disposition of oil and gas properties	1,027,353	15,392,409
Site restoration costs	(147,238)	(38,599)
Acquisition of Opal Energy Inc. *(Note 11)*	-	(3,916,267)
Net change in non-cash investing working capital	2,316,674	(2,830,522)
	(24,876,753)	(10,579,766)
Cash provided by financing activities		
Increase (decrease) in long term bank debt	(9,540,000)	(9,360,000)
Increase in deferred charges	(700,000)	-
Issue of common shares	94,992	803,304
Convertible debenture, net of issue costs	-	14,275,000
	(10,145,008)	5,718,304
Increase (decrease) in cash	59,767	(40,282)
Cash beginning of year	17,504	57,786
Cash end of year	$ 77,271	$ 17,504
Supplemental disclosure of cash flow information		
Cash interest paid	$ 3,196,748	$ 3,493,857
Cash capital taxes paid	$ 944,623	$ 482,940

NOTES TO FINANCIAL STATEMENTS
December 31, 2000

1. **Significant accounting policies**

(a) **Joint venture operations**

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. The financial statements reflect only the Company's proportionate interest in such activities.

(b) **Cash and cash equivalents**

Cash is comprised of cash balances and investments in term deposits with a duration of three months or less.

(c) **Property, plant and equipment**

Oil and gas

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical costs, carrying costs of non-productive properties, costs of drilling productive and non-productive wells, related plant and equipment costs and administration costs related to exploration and development activities.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Company's share of gross proved reserves of oil and gas. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate would be changed by 20 percent or more.

Oil and gas properties are subject to a ceiling test under which their carrying value, net of future income taxes and accumulated provision for site restoration costs, is limited to the undiscounted future net revenue from production of estimated proved oil and gas reserves, based on year-end commodity prices, plus the unimpaired costs of unproved properties less estimated future administration, interest and income taxes.

Site restoration

The provision for estimated site restoration costs is determined using the unit-of-production method. The provision is included in depletion and depreciation expense.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	33%
Furniture and fixtures	20%
Leasehold improvements	33%

(d) **Income Taxes**

The Company follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) **Stock options**

The consideration received from the option holder upon the exercise of a stock option is credited to share capital at the date of exercise with no compensation expense recognized at the time the stock option is issued or exercised.

(f) **Use of Estimates**

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) **Revenue Recognition**

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to its customer.

2. **Change in accounting policy**

Effective January 1, 2000, the Company changed accounting policies to retroactively adopt without restating prior periods the liability method of accounting for income tax as recommended by the Canadian Institute of Chartered Accountants "CICA". Under this method, the Company records future income taxes based on the difference between the accounting and income tax value of an asset or liability. The $8,767,000 adjustment to retained earnings (deficit) and the future tax liability represent the historical difference at January 1, 2000 between the accounting and tax base value of the Company's assets and liabilities and arose almost entirely through corporate acquisitions and flow-through share renouncements. The effect of adopting this policy on 2000 earnings was an increase of approximately $1.0 million.

3. **Property, plant and equipment**

December 31, 2000		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	119,279,884	$	30,930,610	$	88,349,274
Office equipment		1,065,888		612,106		453,782
Total	$	120,345,772	$	31,542,716	$	88,803,056

December 31, 1999		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	92,381,024	$	20,059,457	$	72,321,567
Office equipment		918,559		529,521		389,038
Total	$	93,299,583	$	20,588,978	$	72,710,605

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2000 totalled $10,470,000 (December 31, 1999 - $10,200,000).

4. **Long-term debt**

December 31,		2000		1999
Revolving bank term facility	$	26,100,000	$	35,640,000
Subordinated convertible debenture		14,186,827		13,948,831
	$	40,286,827	$	49,588,831

(a) **Revolving bank term facility**

The Company has a $35 million revolving bank term credit facility with a Canadian chartered bank. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime to a maximum of prime plus one percent at various debt to cash flow multiples. At December 31, 2000, the Company was paying prime (December 31, 1999 – prime plus three quarter percent). The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, the Company has pledged a $75 million floating charge debenture against all of its assets and a fixed charge debenture against certain of its petroleum and natural gas properties. At December 31, 2000, the Company had drawn a total of $26,100,000 (December 31, 1999 - $35,640,000) against this facility.

(b) **Subordinated convertible debenture**

On June 2, 1999 the Company completed a private placement of a $15 million, 7.5 percent, subordinated, secured, redeemable, convertible debenture with a major financial institution. The debenture is convertible into common shares at $3.00 per share at the option of the holder at any time prior to the maturity date of June 30, 2004. The debenture is redeemable by Founders under certain circumstances after June 30, 2000. If not converted or redeemed, the debenture will mature and be repayable on June 30, 2004. The principal value of the debenture and the amount recorded as long-term debt differ at the time of issue by an amount allocated to equity as the deemed equity component associated with a convertible debt instrument (see Note 15).

(c) **Reducing Bank Term facility**

As at December 31, 2000, the Company has a $5 million reducing bank term acquisition facility bearing interest at bank prime plus one quarter percent. As at December 31, 2000, there were no amounts drawn against the facility.

5. **Share capital and warrants**

(a) **Authorized**

Unlimited number of common voting shares

Unlimited number of preferred shares, issuable in series

(b) **Issued**

Years ended December 31,	2000			1999		
	Number of Shares		Amount	Number of Shares		Amount
Balance at beginning of year	15,047,909	$	29,223,501	13,582,020	$	28,538,292
Private placement of common shares (See Note 13)	-		-	416,667		1,000,000
Common shares issued to Acquire Opal Energy Inc.	-		-	948,085		2,502,987
Common Shares issued to Directors of Founders	17,858		30,000	18,912		41,999
Common shares issued on exercise of stock options	34,885		75,750	82,225		66,653
Share issue costs, net of tax	-		(10,758)	-		(243,595)
Renunciation of flow through share expenditures to investors	-		-	-		(2,682,835)
Share capital at end of year	15,100,652	$	29,318,493	15,047,909	$	29,223,501

Effective January 27, 2000 the shareholders of the Company approved a four (4) for one (1) share consolidation that has been incorporated in the above table.

During 2000, the Company had no flow-through renouncement obligations. During the year 1999, the Company renounced $6,042,422 of qualified capital expenditures to the holders of flow-through shares and recorded the tax effect of these renouncements of $2,682,835.

(c) **Shares reserved**

(i) Employee incentive stock option plan

The Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of one million five hundred thousand shares.

(ii) Common share purchase warrants

The Company has reserved 416,667 common shares that attach to 416,667 common share purchase warrants with an exercise price of $3.00 that expire on December 1, 2004.

6. **Share Option Plan**

The Company has an Employee Incentive Stock Option Plan ('Plan') that is administered by the Board of Directors of the Company. All directors, officers, employees and certain consultants of the Company are eligible to participate in the Plan. Under the terms of the Plan, the Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of six million shares.

Years ended December 31,	2000		1999 (1)	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,163,345	$3.01	1,086,507	$3.12
Granted	232,000	$1.47	295,000	$1.88
Exercised	(34,885)	$2.16	(82,226)	$0.80
Cancelled	(516,115)	$3.49	(135,936)	$2.64
Outstanding at end of year	844,345	$2.33	1,163,345	$3.01
Exercisable at end of year	458,442	$2.77	611,602	$3.36

(1) The number of options and the weighted average exercise price for 1999 has been restated to reflect the January 27, 2000 four for one share consolidation.

At December 31, 2000 the Company had 844,345 options outstanding with exercise prices ranging between $1.20 and $5.32 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $2.33 per share.

At December 31, 1999, the Company had 1,163,345 options outstanding with exercise prices ranging between $1.20 and $7.00 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $3.01 per share.

7. **Net earnings (loss) per common share**

The Company completed a four (4) for one (1) share consolidation upon approval from the shareholders of the Company on January 27, 2000.

Based on the consolidated shares, net income per common share for the year ended December 31, 2000 was $0.44 (December 31, 1999 loss - $0.25; December 31, 1998 earnings - $0.07) and was calculated based on the weighted average number of shares outstanding during the year of 15,085,004 (December 31, 1999 – 14,599,125; December 31, 1998 – 8,506,409).

On a fully diluted basis, net income per common share for the year ended December 31, 2000 was $0.34 and was calculated based on the fully diluted number of shares outstanding during the year of 21,346,016.

8. **Future income taxes**

The difference between the accounting value and the income tax value of the Company's assets and liabilities, which comprise the future tax liability, are as follows:

Year ended December 31,		2000
Petroleum and natural gas properties	$	17,433,482
Production facilities and other		(792,696)
	$	16,640,786

The 1999 financial statements have not been restated for the change. See Note (2).

The future income tax provision differs from expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 44.4% as follows:

Year ended December 31	2000	1999	1998
Expected income tax expenses (recovery)	$ 5,699,308	$ (1,308,963)	$ 809,548
Increase (decrease) resulting from:			
Non-deductible crown charges and other payments	3,391,946	2,377,784	992,036
Federal Resource Allowance	(3,661,100)	(1,673,059)	(855,888)
Alberta Royalty Tax Credit	(167,582)	(441,756)	(242,767)
Non-deductible depletion	-	1,243,672	46,625
Other	(50,639)	(1,053)	6,328
	$ 5,211,933	$ 196,625	$ 755,882

9. Commitments

The Company has office and certain oil and gas equipment operating leases and processing commitments that extend through to September 2002. Future minimum lease payments for the following five years are: 2001 - $1,437,000; 2002 - $546,000; 2003 - $348,000; 2004 - $58,000; 2005 - $ nil.

10. Financial instruments

The Company uses financial instruments from time to time to reduce its exposure to fluctuations in interest rates, foreign exchange rates and commodity prices. Gains and losses relating to these financial instruments are deferred and recognized in the financial statement category to which the hedge relates as hedged positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Company's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Company could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. The Company deals with major institutions and does not anticipate non-performance by counter parties.

***(a)* Interest rate swaps**

For the year ended December 31, 2000, the Company was not party to any interest rate swap agreements. For the year ended December 31, 1999 the Company paid $3,778 to settle on its $2,000,000 swapped from the 90 day Bankers Acceptance rate to a fixed rate of 5.15% from January 1, 1999 until October 21, 1999.

***(b)* Commodity price**

(iii) **Crude oil**

For the year ended December 31, 2000, the Company was not party to any crude oil hedges. For the year ended December 31, 1999, the Company paid $2,485,946 to settle various oil hedging contracts on an aggregate volume of 352,000 barrels hedged at fixed Canadian dollar prices for West Texas Intermediate "WTI" oil. The contracts had terms commencing between April 1, 1999 and July 1, 1999 expiring between June 30, 1999 and December 31, 1999 at prices ranging from $23.00 per barrel to $26.00 per barrel.

(iv) **Natural gas**

For the year ended December 31, 2000, the Company was not party to any natural gas swap contracts or swaps. For the year ended December 31, 1999 the Company paid $538,094 to settle various natural gas swap contracts on an aggregate volume of 1,036,000 gigajoules ("GJ") at AECO with contract terms expiring between March 31, 1999 and October 31, 1999 at prices ranging from $2.08 per GJ and $2.80 per GJ.

(c) **Foreign exchange contracts**

For the year ended December 31, 2000, the Company paid out $563,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged at an average exchange rate of 1.4477. In 2001, the Company has $2,000,000 U.S. dollars hedged at an average exchange rate of 1.4852.

For the year ended December 31, 1999, the Company paid out $513,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged in 1999 at an average exchange rate of 1.444. (December 31, 1998 – paid $472,325).

At December 31, 2000 the Company would have paid out $30,100 to cancel these U.S. dollar forward sales contracts (December 31, 1999 – received $42,700).

(d) **Fixed rate debt**

The Company has a subordinated convertible debenture with a fixed rate of interest of 7.5 percent. At December 31, 2000, the carrying value of the debenture was $14,186,827 and the fair value was $15,000,000. At December 31, 1999 the carrying value of the debenture was $13,948,831 and the fair value was $13,211,600. Fair value is estimated by looking at discounted cash flow streams at current incremental borrowing rates for similar borrowing arrangements.

11. Acquisition of Opal Energy Inc.

On November 20, 1998 Founders made an offer for all of the outstanding shares of Opal Energy Inc. ("Opal") for consideration of $0.42 cash and 0.44 of one common share of the Company for each Opal common share outstanding. As at December 31, 1998 the Company had acquired 77.9 percent of the outstanding shares of Opal and issued 13,365,310 common shares with an ascribed value of $8,821,105. The transaction, effective December 22, 1998, has been accounted for using the purchase method with the results of operations included in the consolidated statement of earnings from the date of the acquisition.

Founders extended its take-over bid offer to January 12, 1999 and increased its ownership in Opal to 90.12 percent. Pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act the remaining shares were subsequently acquired under the same offer as those shares acquired up to December 22, 1998. For these 1999 transactions Founders issued an additional 3,792,339 common shares with an ascribed value of $2,502,987. At December 22, 1998 and January 12, 1999 the Company allocated the purchase price to Opal's assets and liabilities as follows:

Net assets and liabilities assumed as at:		January 12, 1999		December 22, 1998
Property, plant and equipment	$	3,332,398	$	53,331,263
Working capital deficiency		-		(2,641,329)
Bank debt		-		(23,261,000)
Site restoration		-		(263,177)
Minority interest		3,086,856		(3,086,856)
	$	6,419,254	$	24,078,901
Consideration:				
Cash	$	3,216,267	$	12,757,796
Shares issued		2,502,987		8,821,105
Acquisition costs incurred		700,000		2,500,000
Total consideration	$	6,419,254	$	24,078,901

12. Deferred Charges

Year ended December 31,		2000		1999
Deferred financing charges	$	495,423	$	640,419
Deferred charges		700,000		-
	$	1,195,423	$	640,419

(a) Deferred Financing Charges

On June 2, 1999 the Company issued a subordinated, secured, redeemable convertible debenture with a major financial institution with a maturity date of June 30, 2004. Costs associated with issuing the debenture totalled $725,000 and are being deferred and amortized over the term of the debenture.

(b) Deferred Charges

As at December 31, 2000 the company had incurred approximately $700,000 in costs associated with the Plan of Arrangement described in Note 15. The charges will be offset to share capital when the Plan of Arrangement is enacted.

13. Related party transactions

On December 1, 1999 the Company completed a private placement of 416,667 common shares priced at $2.40 per share (pre consolidation 1,666,667 at $0.60) and 416,667 common share purchase warrants priced at $3.00 (pre consolidation 1,666,667 at $0.75) with an officer and director of the Company.

14. Comparative amounts

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

15. Subsequent event

On January 19, 2001, the Company announced that the Board of Directors had unanimously agreed to reorganize the Corporation into Provident Energy Trust. The transaction was accomplished by way of a Plan of Arrangement (the "Arrangement") and among other approvals was subject to the approval of shareholders at a meeting held on March 5, 2001. At this meeting in excess of 99 percent of the shares voted were in favour of The Arrangement and the Trust commenced operations on March 6, 2001. The arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders.

As part of the Arrangement, Citicorp Capital Investors Ltd., the holder of the $15.0 million 7 ½ percent subordinated secured convertible debenture (the "Debenture") due June 30, 2004 converted $12.5 million of the debenture in exchange for five million common shares or 1,666,666 units of Provident. The remainder of the debenture was redeemed for $2.5 million of cash consideration.

SCHEDULE E

FINANCIAL STATEMENTS OF MAXX PETROLEUM LTD.

AUDITORS' REPORT

To the Directors of

Maxx Petroleum Ltd.

We have audited the consolidated balance sheets of Maxx Petroleum Ltd. as at December 31, 2000 and 1999 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.

Calgary, Canada
March 16 , 2001
(except for note 15, which, is as
of March 26, 2001)

"Ernst & Young LLP"
Chartered Accountants

MAXX PETROLEUM LTD.
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

As at December 31,	2000	1999
ASSETS		
Current		
Accounts receivable *[note 12]*	**15,373**	11,146
Inventory and other	**466**	1,022
Total current assets	**15,839**	12,168
Future income taxes	**-**	5,798
Property, plant and equipment *[notes 2 and 3]*	**94,689**	103,237
	110,528	121,203
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**2,618**	2,719
Accounts payable and accrued liablilites	**20,660**	16,659
Total current liabilities	**23,278**	19,378
Long term debt *[note 3]*	**26,125**	50,600
Deferred income *[note 4]*	**503**	755
Future site restoration and abandonment costs	**3,271**	3,025
Future income taxes	**3,346**	-
Commitments *[notes 4, 9 and 10]*		
Shareholders' equity		
Share capital *[note 5]*	**43,502**	45,124
Retained earnings	**10,503**	2,321
Total shareholders' equity	**54,005**	47,445
	110,528	121,203

See accompanying notes

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(thousands of dollars except per share amounts)

Years ended December 31,	2000	1999	1998
REVENUE			
Production	**$86,652**	50,454	46,104
Less:			
Crown royalties	**17,363**	7,964	3,990
Other royalties	**2,836**	2,118	2,626
	66,453	40,372	39,488
Alberta Royalty Tax Credit	**519**	1,111	1,293
Gain on sale of subsidiary *[note 11]*	**-**	819	-
	66,972	42,302	40,781
EXPENSES			
Production	**20,529**	12,762	14,240
General and administrative	**2,778**	3,264	3,148
Interest on long term debt	**4,781**	3,468	3,825
Depletion and depreciation	**20,730**	16,643	22,717
Writedown of petroleum and natural gas properties	**-**	-	62,305
Reorganization expenses *[note 13]*	**1,425**	675	1,124
	50,243	36,812	107,359
Income (loss) before provision for income taxes	**16,729**	5,490	(66,578)
Income tax expense (recovery) *[note 7]*			
Current	**856**	743	937
Future	**7,448**	2,426	(25,090)
	8,304	3,169	(24,153)
Net income (loss)	**8,425**	2,321	(42,425)
Retained earnings (deficit), beginning of year	**2,321**	(16,561)	25,864
Elimination of deficit *[note 5]*	**-**	16,561	-
Premium on redemption of common shares *[note 5]*	**(242)**	-	-
Retained earnings (deficit), end of year	**$10,503**	2,321	$(16,561)
Net income (loss) per share			
Basic	**0.53**	0.15	(3.03)
Fully diluted	**0.51**	0.15	(3.03)

See accompanying notes

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars except per share amounts)
Years ended December 31

	2000	1999	1998
OPERATING ACTIVITIES			
Net income (loss)	**8,425**	2,321	(42,425)
Future income taxes	**7,448**	2,426	(25,090)
Depletion and depreciation	**20,730**	16,643	22,717
Gain on sale of subsidiary *[note 11]*	**-**	(819)	-
Writedown of petroleum and natural gas properties	**-**	-	62,305
Cash flow generated from operations	**36,603**	20,571	17,507
Net change in non-cash working capital related to operating activities *[note 8]*	**2,313**	2,520	(5,217)
Cash provided by operating activities	**38,916**	23,091	12,290
FINANCING ACTIVITIES			
Issuance of common shares	**379**	6,214	5,238
Repurchase of common shares	**(547)**	(641)	(852)
(Decrease) increase in long term debt	**(24,475)**	2,325	43
Decrease in deferred income	**(271)**	(252)	(309)
Cash (used in) provided by financing activities	**(24,914)**	7,646	4,120
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(39,610)**	(40,584)	(31,541)
Acquisitions of petroleum and natural gas properties	**(10,349)**	(255)	(5,301)
Dispositions of petroleum and natural gas properties	**38,482**	8,390	25,570
Site restoration and abandonment expenditures	**(441)**	(151)	(193)
Disposition of subsidiary *[note 11]*	**-**	1,834	-
Net change in non-cash working capital related to investing activities *[note 8]*	**(1,983)**	(924)	(2,310)
Cash used in investing activities	**(13,901)**	(31,690)	(13,775)
Decrease (increase) in bank indebtedness	**101**	(953)	2,635
Bank indebtedness, beginning of year	**(2,719)**	(1,766)	(4,401)
Bank indebtedness, end of year	**(2,618)**	(2,719)	(1,766)
Cash flow generated from operations per share			
Basic	**$ 2.32**	$ 1.36	$ 1.25
Fully diluted	**$ 2.17**	$ 1.28	$ 1.18

See accompanying note

1. Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The significant accounting policies are summarized below.

(a) Basis of Consolidation

The consolidated financial statements include the accounts of Maxx Petroleum Ltd. and its wholly-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated upon consolidation.

(b) Oil and gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, costs of drilling and equipping productive and non-productive wells and certain overhead expenditures related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the depletion and depreciation rates by more than 20 percent, in which case a gain or loss on disposal would be recorded.

In applying the full cost method of accounting, capitalized costs less accumulated depletion and depreciation, future income tax and site restoration liabilities are restricted from exceeding an amount equal to the estimated undiscounted future net revenues derived from gross proved petroleum and natural gas reserves based on current prices and costs, less the aggregate estimated future general and administrative, financing, site restoration and abandonment costs, net of salvage values and income tax costs, plus the lower of cost and estimated fair market value of unproved properties.

(c) Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment are computed using the unit of production method based on the Company's share of gross estimated proved reserves of petroleum and natural gas as determined by independent engineers, converting natural gas to an oil equivalent basis using ten thousand cubic feet of natural gas for one barrel of petroleum. Costs of undeveloped acreage of $7,378,000 (1999 - $8,582,000, 1998 - $9,359,000) have been excluded from this calculation until proved petroleum and natural gas reserves are assigned, or such leases are surrendered.

The estimated cost of site restoration and abandonment is based on the current cost for the anticipated method and extent of restoration and abandonment in accordance with existing legislation and industry practice. Estimated costs of future site restoration and abandonment of well sites and associated facilities are amortized over the life of the properties on a unit of production basis. The provision is recorded in the consolidated statement of operations together with depletion and depreciation. When expenditures are made to restore a property, the accumulated provision is charged with these expenditures.

Depreciation of office equipment is provided at a rate of 20 percent per annum using the declining balance method.

(d) Measurement uncertainty

Ceiling test calculations and amounts recorded for depletion and depreciation of property, plant and equipment and future site restoration and abandonment are based on estimates of petroleum and natural gas reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(e) Joint operations

Substantially all exploration and production activities of the Company are conducted jointly with others and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(f) Future income taxes

The Company uses the liability method in accounting for income taxes whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted.

(g) Per share amounts

Per share amounts are calculated using the weighted average number of shares outstanding during the year of 15,787,969 shares (1999 – 15,167,986, 1998 – 14,001,652). Fully diluted per share amounts are calculated assuming the exercise of outstanding options, utilizing the imputed earnings method.

(h) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced by the tax effect of the renounced tax deductions.

(i) Stock-Based Compensation Plan

The Company has a stock-based compensation plan which is described in Note 6. No compensation expense is recognized for this plan when stock options are issued to employees, officers or directors. Any consideration paid by employees, officers or directors on exercise of stock options is credited to share capital.

(j) Inventory

Inventory includes field and facility equipment which is carried at the lower of cost and net realizable value.

(k) Foreign currency translation

Monetary assets and monetary liabilities denominated in a foreign currency are translated into Canadian dollars at the rates in effect at the balance sheet date. Nonmonetary assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenue and expenses are translated at average rates prevailing during the year. All translation gains or losses on such assets and liabilities are included in income for the period.

(l) Financial instruments

The Company periodically enters into financial instrument contracts to reduce its exposure to adverse changes in commodity prices, interest rates and foreign exchange rates. Costs and gains on financial instruments that meet hedge criteria are recorded against the relevant income and expense accounts in the same period as the hedged transactions are settled. Costs associated with unwinding a hedged position, together with any resulting gains or losses, if material, are recognized in the same period that the hedged item is recognized in income.

The Company's financial instruments recognized on the balance sheet consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long term debt. The fair value of these financial instruments as at December 31, 2000 and 1999 approximates their carrying amounts.

2. Property, plant and equipment

(in thousands)	2000 Cost	2000 Accumulated Depletion and Depreciation	2000 Net Book Value	1999 Cost	1999 Accumulated Depletion and Depreciation	1999 Net Book Value
Petroleum and natural gas properties	$266,142	$173,044	$93,098	$255,312	$153,279	$102,033
Office equipment	3,329	1,738	1,591	2,682	1,478	1,204
Total	$269,471	$174,782	$94,689	$257,994	$154,757	$103,237

For the year ended December 31, 2000, the Company charged $706,000 (1999 - $371,000, 1998 - $696,000) to expense for future site restoration and abandonment costs.

3. Long term Debt

At December 31, 2000, the Company had a $40,000,000 revolving demand credit facility bearing interest at bank prime rate plus 0.50 percent. Collateral pledged for the facility consists of a fixed and floating charge debenture in the principal amount of $100,000,000 on all of the Company's petroleum and natural gas properties. This credit facility, which had reached a maximum of $75,000,000, was reduced to its current level due to fourth quarter asset sales and the reduced funding requirements of the Company as management continues to review strategic alternatives to maximize shareholder value. Although the loan has been structured to be repayable on demand, the Company's bankers have indicated that in the absence of an adverse change in the financial position of the Company and within the current business environment, a credit facility capable of meeting borrowing requirements at current levels will continue to be available to the Company throughout 2001. Accordingly, the loan is classified as long term.

The average effective interest rate on borrowings was 7.7% in 2000 (1999 – 6.8%, 1998 – 6.4%). Financial covenants within the credit facility include a restriction on the payment of dividends, and redemption or repurchase of the Company's common or preferred shares to $1,000,000 in the one year period ended December 31, 2001. The Company is also required to maintain a working capital position, net of the unused line of credit of at least 1:1. As at December 31, 2000, the Company is in compliance with all of these covenants.

4. Commitments

The Company has certain operating lease commitments for its office premises through 2009. As at December 31, 2000 the minimum payments due under these commitments are $987,000 for the years 2001 through to 2002, $1,238,000 for 2003, $1,286,000 for the years 2004 through to 2006 and $1,334,000 for the years 2007 through to 2009. These commitments, in aggregate total $11,073,000 over nine years and are net of $503,000 of deferred rent recovery.

5. Share Capital

(a) Authorized

Unlimited number of voting common shares without nominal or par value.

Unlimited number of non-voting preferred shares without nominal or par value, issuable in series.

Common shares issued
(dollar amounts are in thousands)

	Number of Shares	Amount
Balance, December 31, 1997	**55,134,059**	**$54,712**
Consolidation of issued shares at 4 for 1	(41,350,544)	-
Exercise of stock options	182,967	762
Issuance of flow-through shares net of future tax benefit of $208	1,220,000	4,476
Cancellation of repurchased shares	(237,200)	(852)
Balance, December 31, 1998	**14,949,282**	**59,098**
Elimination of deficit	-	(16,561)
Exercise of stock options	833	5
Issuance of flow-through shares net of future tax benefit of $2,985	1,000,000	3,223
Cancellation of repurchased shares	(184,600)	(641)
Balance, December 31, 1999	**15,765,515**	**45,124**
Exercise of stock options	113,332	383
Flow-through share expenses adjusted for future tax obligation	-	(1,700)
Cancellation of repurchased shares	(104,300)	(305)
Balance, December 31, 2000	**15,774,547**	**$43,502**

(b) Elimination of Deficit

At the Company's Annual General Meeting in May 1999, shareholders voted to eliminate the deficit as at December 31, 1998, by charging share capital with the deficit amount of $16,561,000.

(c) Flow-through Shares

In September 1999, the Company completed a flow-through share offering of 1,000,000 (1998 – 1,220,000) common shares. In 1999, the Company incurred $2,970,000 of qualifying expenditures with respect to the 1999 flow-through shares. In 2000, the Company incurred the remaining $3,780,000 of qualifying expenditures related to the 1999 offering.

(d) Normal Course Issuer Bid

During 2000, the Company purchased and cancelled 104,300 shares (1999 – 184,600, 1998 - 237,200) at an aggregate cost of $547,000 (1999 - $641,000, 1998 - $852,000) under its normal course issuer bid. The $242,000 (1999 and 1998 - $nil) excess paid over the carrying value of these shares has been charged to retained earnings.

6. Stock based compensation plan

The Company has a stock option plan under which the Company may grant options to its employees, officers and directors. The exercise price of each option equals the market price of the Company's stock on the date of the grant. The normal vesting of shares is one-third on each of the first three anniversary dates from the date of grant. An option's maximum term is five years from the date of grant. Options that expire, or options that are cancelled upon termination of employment, are eligible for redistribution.

Options	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 1998	**1,282,275**	**$6.64**
Granted	776,250	3.71
Exercised	(833)	(5.65)
Forfeited	(840,192)	(6.70)
Balance, December 31, 1999	**1,217,500**	**4.74**
Granted	495,000	4.64
Exercised	(113,332)	(3.38)
Forfeited	(297,084)	(4.05)
Balance, December 31, 2000	**1,302,084**	**4.98**

Options outstanding at December 31, 2000 expire between 2001 and 2005 and are exercisable at the following prices:

Range of Prices	Number of Options Outstanding at 12/31/00	Options Outstanding Weighted –Average Remaining Contractual Life inYears	Weighted-Average Exercise Price	Vested Options - Number Exercisable at 12/31/00	Vested Options Weighted-Average Exercise Price
$2.85 - $2.90	89,584	3.2	$2.86	22,084	$2.85
$3.20 - $3.85	195,833	2.5	$3.66	134,166	$3.70
$4.10 - $4.70	574,167	3.2	$4.49	299,166	$4.40
$5.25 - $6.70	161,250	2.4	$5.89	130,000	$5.92
$7.00 - $7.08	281,250	1.6	$7.04	215,000	$7.03
	1,302,084	2.7	$4.98	800,416	$5.19

The Company has reserved 1,436,818 shares in total for issuance under the stock option plan.

7. Future Income taxes

The actual income tax provision differs from the expected income tax rate of 45 percent. This expected rate is the amount calculated by applying the combined Canadian federal and provincial corporate income tax rate to income (loss) before provision for income taxes. The major components of these differences are explained as follows:

(in thousands)	2000	1999	199
Expected tax provision	**$7,527**	$2,470	$(29,96
Increase (decrease) resulting from:			
Non-deductible Crown charges net of Alberta Royalty Tax Credits	**7,682**	3,123	1,251
Resource allowance	**(7,084)**	(2,765)	(1,71
Attributed Canadian Royalty Income	**(723)**		
Benefit of tax deduction not (previously) recognized		(368)	5,04
Amortization of resource pools for which there is no (excess) tax basis	**-**	(30)	28
Non-deductible capital taxes	**856**	743	93
Other	**46**	(4)	
	$8,304	$3,169	$(24,15

Future tax benefits of $5,798,000 at December 31, 1999 were fully utilized in 2000.

At December 31, 2000 the Company has a total of approximately $84,000,000 (1999 - $116,000,000, 1998 - $112,000,000) of unused tax deductions available to be used to offset future taxes payable.

The unused tax deductions at year end are comprised of $2,500,000 Canadian oil and gas property expense, $22,100,000 Canadian development expense, $18,400,000 Canadian exploration expense, $200,000 foreign exploration and development expense, $23,300,000 undepreciated capital costs, $16,600,000 non-capital loss carry forwards and $500,000 share issue expenses.

8. Change in non-cash working capital

(in thousands)	**2000**	1999	1998
Cash provided by (used for)			
Accounts receivable	**$(4,227)**	$1,453	$(851)
Inventory and other	**556**	361	(431)
Accounts payable and accrued liabilities	**4,001**	797	(6,245)
Working capital adjustment related to sale of subsidiary *[note 11]*	**-**	833	-
	$330	$3,444	$(7,527)
The change in non-cash working capital relates to the following activities:			
Operating	**$2,313**	$2,520	$(5,217)
Investing	**(1,983)**	924	(2,310)
	$330	$3,444	$(7,527)

(in thousands)	**2000**	1999	1998
Cash interest paid	**$4,704**	$3,506	$3,791
Cash taxes paid	**$ 856**	$ 737	$1,016

9. Financial Instruments

In line with an approved hedging policy, the Company is party to certain derivative financial instruments including commodity swap and collar contracts and foreign exchange rate hedges. The Company enters into these contracts to manage its cash flow exposure to the volatility of commodity prices, foreign exchange rates and interest rates. These contracts carry with them an obligation to financially settle monthly and are monitored against acceptable mark to market exposure positions. These financial instruments have no book value recorded in the financial statements. Contracts outstanding at year-end in respect of derivative financial instruments were as follows:

Natural gas swap referenced to AECO index	**Quantity/Day**	**Price/Gigajoule**
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83
July 1, 2000 to October 31, 2001	1,000 gigajoules	$2.83
November 1, 2001 to October 31, 2002	1,000 gigajoules	$2.84

Based on dealer quotes, had these contracts been closed on December 31, 2000, the Company would have incurred a charge of $5,261,000.

Crude oil collars referenced to Nymex CDN$ WTI	**Quantity/Day**	**Price/Barrel**
January 1, 2001 to June 30, 2001	500 barrels	$41.00 – $50.00
July 1, 2001 to December 31, 2001	500 barrels	$38.00 – $44.40

If these contracts had been closed on December 31, 2000, the Company would have received a payment of $441,000.

Crude oil collars referenced to Nymex US$ WTI	Quantity/Day	Price/Barrel
January 1, 2002 to December 31, 2002	250 barrels	US$20.00 – US$22.90

The close out of this contract on December 31, 2000 would have resulted in a cost to the Company of US$106,000.

Foreign exchange forward swap	US$/Month	Rate(Cdn$/US$)
October 31, 1998 to September 28, 2001	416,666	0.6666

Had this contract been closed on December 31, 2000, the Company would have received a payment of $11,000.

The Company is exposed to credit risk associated with non-performance by counterparties to these derivative financial instruments. This risk is mitigated by contracting for such instruments with a number of counterparties primarily with major financial institutions, large international end users or substantial marketing organizations.

10. Physical commodity marketing obligations

In addition to the financial derivative transactions detailed in note 9, the Company has obligations under specific physical delivery contracts at prices set out below:

Heavy oil physical delivery contracts	Quantity/Day	Price/Barrel
January 1, 2001 to December 31, 2001	2,750 barrels	$22.83 wellhead
January 1, 2001 to December 31, 2001	625 barrels	$6.25 Bow River differential

Natural gas physical delivery contracts	Quantity/Day	AECO Price/Gigajoule
November 1, 1998 to October 31, 2001	1,000 gigajoules	$2.61
April 1, 2001 to October 31, 2001	2,000 gigajoules	$2.61
November 1, 2000 to March 31, 2001	2,000 gigajoules	$2.65 - $3.09
November 1, 2001 to March 31, 2002	2,000 gigajoules	$2.65 - $3.09
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83

11. Disposition of subsidiary

In September 1999, the Company sold its United States subsidiary for net proceeds of approximately $1,834,000, resulting in a gain on sale of $819,000.

12. Related party transactions

In 1998, loans to purchase shares exercised under a stock option plan, totalling $430,000, were granted to a previous officer (currently a director) and to a previous director of the Company. These loans ceased to be interest bearing March 10, 1999. In November 2000, the loan repayment terms were extended from December 31, 2000 to June 30, 2001. At December 31, 2000 the total amount outstanding and included in accounts receivable was $337,000 (1999 - $437,000).

13. Reorganization expenses

The Company began an undertaking to review strategic alternatives to maximize shareholder value in May 2000. The costs incurred in 2000 associated with this process, including evaluations of reserves and land, legal and advisory costs, severance and staff retention costs, have been identified as reorganization expenses.

In 2001, the Company hired new financial advisors and is actively continuing to review strategic alternatives to maximize shareholder value. In light of this process continuing, it is expected that the Company will continue to incur similar types of reorganization expenses. The Company has in place a 2001 staff retention program to ensure the Company is effectively managed while the review is ongoing.

In 1998 and 1999, the Company was in the process of implementing a new corporate strategy which included restructuring its senior management team. Reorganization expenses related to this process have been disclosed separately in each year.

14. Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the Company's financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Company's Form 20F.

15. Subsequent events

On March 25, 2001 Maxx agreed to sell essentially all of of its non-core properties for a total of $15 million. Proceeds from the sale will be applied to reduce the long term debt.

On March 26, 2001, Maxx entered into an agreement with Provident Energy Trust ("Provident") whereby Provident agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares at a price of $7.00 per share payable, at the election of the Maxx shareholders, on the basis of $7.00 cash per Maxx share to a maximum of $36.2 million, or 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

SCHEDULE F

INFORMATION RESPECTING ACQUIRED PROPERTIES

Principal Oil and Gas Properties

The following is a description of the principal properties acquired by the Trust in connection with the acquisition of the Acquired Properties, effective January 1, 2002.

Princess, Alberta

The Princess area is located approximately 75 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the shallow gas formations of Medicine Hat, Milk River and Second White Specks. The Acquired Properties include working interests ranging from 25% to 99%. Average net natural gas production in 2001 was 2,100 mcfd. Current net natural gas production is 3,700 mcfd.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report (as defined herein) and assigned 7.4 bcf of Proved Reserves and 2.9 bcf of Probable Reserves.

Provident believes this property adds relatively stable and predictable long life reserves to the Trust.

Retlaw Area, Alberta

The Retlaw area is located approximately 115 kilometres west of the City of Medicine Hat. The area is comprised of the Retlaw Unit, Retlaw Non Unit, Retlaw East/Vauxhall and the Retlaw V Unit. Both oil and gas are produced in the area, predominantly from the Mannville Group. The Acquired Properties include an operating interest in a large proportion of the production in this area. Average 2001 net natural gas production was 5,800 mcfd and average 2001 net oil production was 810 bpd. Current net natural gas production is 5,100 mcfd and current net oil production is 940 bpd.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 1,339 mbbls and 8.6 bcf of Proved Reserves and 426 mbbls and 2.0 bcf of Probable Reserves, respectively.

Provident believes the properties offer immediate optimization and development opportunities including possible waterflood performance enhancement, reactivation of previously suspended waterflood operations, pump upgrades, compression optimization, recompletion opportunities and some drilling opportunities for oil downspacing and further gas development.

Craigmyle, Alberta

The Craigmyle area is located approximately 210 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the Mannville Group, along with shallower production from the Belly River Formation. The Acquired Properties include 100% working interests in a majority of the wells currently on production. Average net natural gas production in 2001 was 2,420 mcfd. Current net natural gas production is 2,040 mcfd.

The Acquired Properties include a 100% working interest in the Craigmyle Compressor Station that has a capacity of 6.5 mmcfd of sweet gas utilizing one 500 hp unit and one 900 hp unit.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 5.8 bcf of Proved Reserves and 1.5 bcf of Probable Reserves.

Long Coulee Area, Alberta

The Long Coulee area is located approximately 145 kilometres west of the City of Medicine Hat. The area is comprised of Long Coulee and Long Coulee Sunburst P pool. Gas production is obtained from the

Sunburst, Glauconitic, Bow Island and Second White Specks formations. Oil production is obtained from the Sunburst P Pool. The Acquired Properties include a 59% to 100% working interests in a majority of the wells currently on production. Average 2001 net natural gas production was 1,260 mcfd and average 2001 net oil production was 220 bpd. Current net natural gas production is 1,180 mcfd and current net oil production is 190 bpd.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 950 bpd of sour oil and 950 bpd of water. Water injection capacity is 2,200 bpd. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 2.8 bcf and 266 mbbl of Proved Reserves and 1.0 bcf and 115 mbbl of Probable Reserves, respectively.

Provident believes the Sunburst P Pool offers the possibility of initiating another waterflood recovery process beside an existing waterflood scheme in order to optimize the pool oil recovery. Additionally, there may be some infill drilling opportunities as a result of the new post waterflood implementation.

Carmangay, Alberta

The Carmangay area is located approximately 155 kilometres west of the City of Medicine Hat. Oil and gas production is obtained from the Sunburst formation. The Acquired Properties include a 100% working interest in the area and a gross overriding royalty in the Second White Specks. Average 2001 net natural gas production was 730 mcfd and average 2001 net oil production was 260 bpd. Current net oil production is 190 bpd and current net natural gas production is 500 mcfd.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 1,260 bpd of sour oil and 3,800 bpd of water. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 235 mbbl and 5.8 bcf of Proved Reserves and 33 mbbl and 0.9 bcf of Probable Reserves, respectively.

Provident believes the Carmangay property offers the possibility of upgrading the existing gas compressor and some reactivation and stimulation candidates to optimize the existing production.

Oil and Natural Gas Wells

The following table summarizes, as at January 1, 2002, the producing and shut-in wells in respect of the Acquired Properties:

	Producing Wells				Shut-in Wells (1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Total	196	106	277	146	132	90	74	52

Notes:

(1) "Shut-in" wells means wells which are not producing but which may be capable of production.

(2) "Gross" wells are defined as the total number of wells in respect of the Acquired Properties.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest therein.

Production History and Revenue Received

The following table summarizes the historical average daily production, revenue received, royalties and operating expenses paid and net operating income in respect of the Acquired Properties during the periods indicated.

Years Ended December 31,	2001	2000
Crude Oil & NGLs		
Total production (mbbls)	653	787
Average daily production (bpd)	1,788	2,151
Natural Gas		
Total production (mmcf)	5,259	5,598
Average daily production (mmcfd)	14	15
Total Production		
Total production (Mboe)	1,529	1,720
Average daily production (boed)	4,190	4,700
(000's)		
Revenue	$45,971	$52,737
Royalties	9,786	11,153
Operating Expenses	10,138	10,411
Net Operating Income	$26,047	$31,174

Land Holdings

The following table summarizes the land holdings in respect of the Acquired Properties as at January 1, 2002:

	Undeveloped		Developed		Total	
(acres)	Gross	Net	Gross	Net	Gross	Net
Total	101,664	78,222	122,339	77,066	224,063	155,288

Oil and Natural Gas Reserves of the Acquired Properties

The oil, natural gas and NGL reserves of the Acquired Properties as of January 1, 2002 have been evaluated by McDaniel utilizing McDaniel's January 1, 2002 pricing as set forth in the report prepared by McDaniel dated March 21, 2002 evaluating the oil, natural gas and NGL reserves relating to the Acquired Properties as at January 1, 2002 (the "McDaniel Acquired Properties Report"). McDaniel conducted evaluations based on both escalated and constant price assumptions of the Vendor's oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Acquired Properties Report, based on both escalated and constant price assumptions as provided by McDaniel are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves**. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Acquired Properties Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by the Vendor in a data room, and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 %	15 %	20 %
							($000's)			
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,136.8	53.3	23,760.7	89,422.7	64,496.9	56,862.6	51,022.1
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	11,859.3	6,463.9	5,012.4	3,986.4
Undeveloped	47.8	0.0	1,525.6	39.2	0.0	1,178.8	3,042.6	1,640.8	1,277.6	1,020.4
Total Proved	2,410.3	79.9	35,194.5	2,117.5	53.3	28,546.7	104,324.6	72,601.5	63,152.5	56,028.9
Probable[3]	362.0	8.2	4,803.7	327.9	5.6	3,949.2	17,299.0	7,933.4	5,961.9	4,692.8
TOTAL	2,772.3	88.1	39,998.2	2,445.4	58.9	32,495.9	121,623.6	80,534.9	69,114.4	60,721.7

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 %	15 %	20 %
							(thousands of dollars)			
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,140.5	53.3	23,760.7	54,873.0	42,274.5	37,986.4	34,593.3
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	7,648.9	4,245.0	3,308.1	2,640.4
Undeveloped	47.8	0.0	1,525.6	39.4	0.0	1,178.8	1,637.9	838.6	622.3	467.5
Total Proved	2,410.3	79.9	35,194.5	2,181.4	53.3	28,546.7	64,159.8	47,358.1	41,916.8	37,701.3
Probable[3]	362.0	8.2	4,794.2	328.4	5.6	3,940.8	9,763.8	5,062.1	3,926.2	3,164.7
TOTAL	2,772.3	88.1	39,988.7	2,509.8	58.9	32,487.5	73,923.6	52,420.2	45,843.0	40,866.0

Notes:

(1) "Gross Reserves" are the aggregate of the Vendor's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $0.6 million (2002) and $0.6 million (2003).

(5) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $0.6 million (2002) and $0.6 million (2003).

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil $US/bbl[1]	Edm. Light Crude Oil $C/bbl[2]	Medium Crude Oil $C/bbl[3]	Alberta Ave Natural Gas $C/mmbtu[4]	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl[5]	Inflation (%)	US/CAN Exchange Rate $US/$C
Forecast										
2002	20.00	30.30	19.80	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	23.10	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	26.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	27.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670
2006	22.60	32.20	27.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	27.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	28.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	29.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	30.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	30.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	31.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	32.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	32.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	33.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	34.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	35.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	36.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	36.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	37.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:

(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Bow River 26 degrees/2.1% sulphur crude oil at Hardisty, Alberta
(4) Alberta Average field price
(5) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)[1]	19.78
Edmonton Light Crude ($CDN/bbl)[2]	29.16
Alberta Average Natural Gas ($CDN/Mmbtu)[3]	3.26
Propane ($CDN/bbl)[4]	18.85
Butane ($CDN/bbl)[4]	18.60
NGL Mix ($CDN/bbl)[4]	21.00
Natural Gasolines & Condensate ($CDN/bbl)[4]	29.16

Notes:

(1) December 31, 2001 NYMEX close.
(2) December 31, 2001 average postings.
(3) December 2001 estimate.
(4) December 2001 Edmonton reference price.

Estimated Future Annual Production Volumes for the Acquired Properties

	Proved Producing			Total Proved			Total Proved plus ½ Probable		
Year	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)
2002	576.5	16.1	4,886.1	594.8	16.2	5,030.9	602.8	16.4	5,092.3
2003	442.0	12.5	3,845.4	457.9	12.6	4,244.0	477.3	13.0	4,401.4
2004	343.8	9.9	3,134.1	351.9	9.9	3,451.4	381.4	10.3	3,633.1

SCHEDULE OF REVENUE AND EXPENSES FOR SELECTED PROPERTIES

AUDITORS' REPORT

To the Board of Directors of Provident Energy Ltd.

At the request of Provident Energy Ltd., we have audited the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 among Provident Energy Ltd., Provident Energy Trust and the vendor of the selected properties for each of the years in the two year period ended December 31, 2001. This financial information is the responsibility of the vendor of the selected properties. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management of the vendor, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
Chartered Accountants

Calgary, Canada
March 25, 2002

Schedule of Revenue and Expenses for Selected Properties

For the Years Ended December 31,	2001	2002
Revenue	$ 45,970,908	$ 52,737,091
Royalties	9,786,151	11,152,695
	36,184,757	41,584,396
Operating expenses	10,137,890	10,410,730
	$ 26,046,867	$ 31,173,666

See accompanying notes to schedule of revenue and expenses for selected properties.

Notes to Schedule of Revenue and Expenses for Selected Properties

Years ended December 31, 2001 and 2000

1. Basis of presentation

On March 25, 2002, Provident Energy Trust and Provident Energy Ltd. (collectively, the "Purchaser") entered into a purchase and sale agreement to acquire certain properties (the "selected properties") from the Canadian subsidiaries of a U.S. based exploration and production company (collectively, the "Vendor").

The schedule of revenue and expenses for selected properties includes operations on the selected properties specified in the purchase and sale agreement dated March 25, 2002 between the Vendor and the Purchaser.

The schedule of revenue and expenses for selected properties includes only amounts applicable to the working interest of the Vendor for the selected properties.

The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties as these amounts are based on the consolidated operations of the Vendor of which the selected properties form only a part.

2. Significant accounting policies

(a) Revenue

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations and the terms of individual royalty agreements.

(c) Operating expenses

Operating expenses include amounts incurred to bring the petroleum substances to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation income associated with the selected properties

SCHEDULE G

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF MAXX PETROLEUM LTD.

For the three months ended March 31, 2001

MAXX PETROLEUM LTD.
CONSOLIDATED BALANCE SHEET

	As at March 31, 2001 ($000's) *(unaudited)*	As at December 31, 2000 ($000's) *(audited)*
Assets		
Current assets		
Cash	$ 2,863	$ -
Accounts receivable	13,957	15,373
Inventory and other	608	466
	17,428	15,839
Property, plant and equipment	81,099	94,689
	$ 98,527	$ 110,528
Liabilities		
Current liabilities		
Bank indebtedness	$ -	$ 2,618
Accounts payable and accrued liabilities	18,825	20,660
	18,825	23,278
Long-term debt	12,000	26,125
Deferred income	576	503
Future site restoration and abandonment costs	3,279	3,271
Future income taxes	6,310	3,346
Shareholders' Equity		
Share capital (note 2)	44,229	43,502
Retained earnings	13,308	10,503
	57,537	54,005
	$ 98,527	$ 110,528

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

For the three months ended March 31,	2001 ($000's)	2000 ($000's)
Revenue		
Gross production revenue	$ 24,038	$ 18,692
Less:		
Crown royalties	5,582	3,868
Other royalties	717	668
	17,739	14,151
Alberta royalty tax credit	123	144
	17,862	14,300
Expenses		
Production	5,505	4,264
General and administrative	1,030	694
Interest, net	558	956
Depletion, depreciation and amortization	4,840	4,876
	11,933	10,790
Income before provision for income taxes	5,929	3,510
Current corporate taxes	159	214
Future income taxes	2,965	1,660
	3,124	1,874
Net income	2,805	1,636
Retained earnings, beginning of period	10,503	2,321
Retained earnings, end of period	$ 13,308	$ 3,957
Net income per share, basic	$0.18	$0.10
Net income per share, diluted (Note 1)	$0.17	$0.10
Weighted average number of shares outstanding - basic (000's)	15,912	15,770

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

For the three months ended March 31,	2001 ($000's)	2000 ($000's)
Cash provided by operating activities		
Net earnings for the period	$ 2,805	$ 1,636
Add non-cash items:		
Depletion, depreciation and amortization	4,840	4,876
Future income taxes	2,965	1,660
Funds flow from operating activities	10,610	8,172
Net change in non-cash working capital	(1,717)	3,107
	8,893	11,279
Cash provided by (used in) investing activities		
Expenditures on property, plant and equipment	(5,530)	(12,295)
Acquisition of oil and gas properties	-	-
Proceeds on disposition of oil and gas properties	14,440	25
Site restoration costs	(14)	-
Net change in non-cash working capital related to investing activities	1,156	774
	10,052	(11,496)
Cash provided by (used in) financing activities		
Common shares (net)	727	39
Increase (decrease) in long term debt	(14,125)	1,250
Other	(66)	(69)
	(13,464)	1,220
Increase in cash	5,481	1,003
Bank indebtedness, beginning of period	(2,618)	(2,719)
Cash (bank indebtedness), end of period	$ 2,863	$ (1,716)
Cash flow generated from operations per share	$ 0.67	$ 0.52

See accompanying notes.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2001 and 2000

(unaudited)

The Interim Consolidated Financial Statements of Maxx Petroleum Ltd. ("Maxx") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Maxx's audited financial statements and the notes as at and for the year ended December 31, 2000, which are disclosed in the this Annual Information Form.

1. Change in Accounting Policy

The Canadian Institute of Chartered Accountants has adopted a new standard for the computation and disclosure of per share amounts, which Maxx has retroactively adopted with all prior periods being restated. Under the new standard, the treasury stock method instead of the imputed interest method is used to determine the dilutive effect of stock options. Had the imputed interest method been used for the quarter ended March 31, 2001, diluted net income per common share would have been $0.18 (2000 - $0.10).

Other than this change in accounting policy, the Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the financial statements of Maxx for the year ended December 31, 2000.

2. Share Capital

(a) Authorized

(i) Unlimited number of voting common shares

(ii) Unlimited number of non voting preferred shares without nominal or par value, issuable in series

b) Common Shares Issued

	Number of Shares		Amount ($000's)
Balance at December 31, 2000	15,774,547	$	43,502
Issued	180,833	$	726
Balance at March 31, 2001	15,955,380	$	44,229

(c) Shares reserved

(i) Employee incentive share option plan:

Maxx has reserved an amount of shares for options equal to 920,417 for issuance under the stock option plan.

3. Stock Option Plan

Maxx has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers and employees of Maxx are eligible to participate in the Plan. Under the terms of the Plan, Maxx has reserved an amount of trust units for options equal to 920,417 for issuance under the stock option plan.

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,302,084	$4.98
Granted	-	-
Exercised	(180,833)	$4.83
Forfeited/Cancelled	(130,834)	$4.83
Outstanding at March 31, 2001	990,417	$5.04

At March 31, 2001 Maxx had 990,147 options outstanding with exercise prices ranging between $2.85 and $7.08 per share. Pursuant to the proposed transaction with Provident Energy Ltd. (See Note 4 – Subsequent Event) all of the options became fully vested and exercisable in April 2001.

4. Subsequent Event

On March 26, 2001, Maxx and Provident Energy Ltd. ("Provident") announced that they had executed an agreement whereby Provident had agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares, at the election of each Maxx shareholder, on the basis of:

1. $7.00 cash per Maxx share to a maximum of $36.2 million; or
2. 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

Subject to the stated maximums, or any combination thereof, the consideration payable by Provident for each Maxx share will result in each Maxx shareholder receiving on average $2.13 cash and 0.44 of a Provident Unit.

The boards of directors of both Maxx and Provident have unanimously approved the transaction, which requires the approval of a minimum of 66 2/3 percent of the votes cast by Maxx shareholders in person or by proxy at the special meeting to be held on May 25, 2001. The Maxx board concluded that the transaction was in the best interest of shareholders and recommended that shareholders vote their shares in favour of the Plan.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Maxx's operating results for the three months ended March 31, 2001 and 2000, which should be read in conjunction with the unaudited consolidated financial statements of Maxx, contained herein.

Capital expenditures:

Maxx spent $5.5 million on capital during the first quarter of 2001, the majority of which was spent drilling ten heavy oil wells (10 net) in the Lloydminster area and three (0.88 net) wells in the west central Alberta area. Maxx also participated in a land sale in January to acquire exploration acreage in northeast British Columbia. For the first quarter of 2000, Maxx spent $12.3 million primarily to drill 26 gross wells (19.0 net). In addition to the first quarter 2001 drilling program, the Company sold certain non-core properties for total proceeds of $14.4 million. The funds received were applied to reduce bank debt. There were no significant divestitures in the first quarter of 2000.

Production:

During the first quarter of 2001, total production averaged 8,528 boed compared to 7,505 boed for the first quarter of 2000. Crude oil and natural gas liquids production averaged 7,160 bpd for the first quarter of 2001, a 14 percent increase from 6,299 bpd for the first quarter of 2000. This increase resulted from incremental production of heavy oil wells drilled in the second half of 2000 at Lloydminster, which was partially offset by natural declines in the Company's southeast Saskatchewan area. Natural gas production averaged 11.2 mmcfd for the first quarter of 2001 compared to 12.1 mmcfd for the first quarter of 2000. The seven percent decrease in natural gas production was primarily due to higher declines at Westward Ho and Willesden Green partially offset by new production from wells drilled in the fourth quarter of 2000 in the Company-operated Cow Lake area and the non-operated Carrot Creek area.

***Crude oil price*:**

Crude oil prices showed continued strength during the quarter with the West Texas Intermediate (WTI) crude oil price averaging US $28.72 per barrel compared to US $28.73 per barrel in the first quarter of 2000. The Cdn/US dollar exchange rate averaged 1.53 in the period, which was significantly higher than the rate of 1.45 last year. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by significantly wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Maxx's heavy oil production. The Company's average selling price for all blends of crude oil was Cdn$26.84 per barrel for the quarter compared to Cdn $26.46 per barrel for the first quarter of 2000. Average crude oil price for the first quarter of 2001 includes a loss of $32,904 from hedging activities compared to a loss of $0.9 million for the same period in 2000.

Natural gas price:

In the first quarter of 2001, natural gas prices reached record levels with natural gas prices at AECO averaging Cdn $8.09 per mcf. For Maxx, the average corporate natural gas price received during the first quarter of 2001 was Cdn $6.70 per mcf compared to Cdn $3.03 per mcf for the same period in 2000. Average natural gas price for the first quarter of 2001 includes a loss of $1.3 million from hedging activities while there were no hedging activities for the same period in 2000.

Hedging program:

Maxx's hedging program was initiated to help minimize the volatility in the Company's oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US dollar exchange rate hedges were put in place to achieve this goal. Maxx's aggregate exposure under the hedging program is summarized in the following table:

Hedging program summary:

Year	Product	Volume	Terms	Effective Period
2001	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$41.00 – Cdn$50.00	April 1 – June 30
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	July 1 – December 31
	Heavy Oil	2,750 bpd	Cdn$22.83 per bbl Wellhead	April 1 – December 31
	Heavy Oil	500 bpd	US$6.25 per bbl Bow River Differential	April 1 – December 31
	Natural Gas	4,000 mcfd	Cdn$2.84 per mcf	April 1 – October 31
	Natural Gas	2,000 mcfd	Cdn$2.98 per mcf	April 1 – December 31
	Natural Gas	1,000 mcfd	Cdn$2.98 per mcf	November 1 – December 31
2002	Natural Gas	3,000 mcfd	Cdn$2.99 per mcf	January 1 – October 31

Revenues:

During the quarter, gross revenues from oil, natural gas and natural gas liquids were $24.0 million, which was 29 percent higher than $18.7 million the first quarter of 2000. Increased oil production and higher natural gas prices, partially offset by lower natural gas sales led to the increase.

Funds from operations:

During the first quarter of 2001, funds from operations were $10.6 million or $0.67 per share, which was 30 percent higher than $8.2 million and $0.52 per share for the same period in 2000. Higher revenue, lower interest expense and current tax expense partially offset by increased royalty expense, production expenses and general and administration costs attributed to the increase.

Royalties:

Royalties, net of Alberta royalty tax credit ("ARTC"), were $6.3 million for the first quarter of 2001, which was 40 percent higher than $4.5 million for the first quarter 2000. This was primarily due to higher revenue and lower ARTC. On a percentage basis, royalties were slightly higher in the first quarter of 2001 at 25.7 percent, compared to 23.5 percent in the first quarter of 2000.

Production expenses:

Production expenses averaged $7.09 per boe for the first quarter of 2001 compared to $6.18 per boe for the same period in 2000. This resulted from a higher percentage of production coming from the Lloydminster area, which typically has higher production expenses than the Company's other operating areas.

Operating netback:

Maxx's operating netback in the first quarter of 2001 was $15.92 per boe, which was nine percent higher than the netback of $14.70 per boe for the same period in 2000. The higher netbacks were primarily a result of significantly higher natural gas prices, partially offset by higher production expenses and higher royalty expense.

General and administrative expense:

General and administrative expense of $1.0 million for the first quarter of 2001 was 48 percent higher than $0.7 million for the first quarter of 2000. On a per boe basis, general and administrative expense was $1.32 as compared to $1.01 per boe in the first quarter of 2000. The increase can be primarily attributed to lower capital overhead recoveries as the capital expenditure program for the first quarter of 2001 was 55 percent less than the first quarter of 2000.

Interest expense:

For the first quarter of 2001, interest expense was $0.6 million compared to $1.0 million for the first quarter of 2000. The reduction in interest expense is attributed to a significant decrease in long term debt offset by a slight increase in interest rates. The decrease in long-term debt is primarily a result of property dispositions in fourth quarter of 2000 and the first quarter of 2001, where the proceeds were used to reduce corporate debt levels.

Depletion, depreciation and amortization:

Depletion, depreciation and amortization expense for the first quarter of 2001 was $6.24 per boe, which was 12 percent lower than $7.06 per boe during the first quarter of 2000. The lower depletion, depreciation and amortization rate resulted from significant asset sales in fourth quarter 2000 and first quarter of 2001, which resulted in a lower depletable property, plant and equipment base and from lower finding and development costs as a result of focusing capital spending activities in the Lloydminster heavy oil area

EXHIBIT 2.3

maturity the debentures are convertible into trust units of Provident at $10.70 per trust unit. The proceeds from the financing were used to finance the property acquisition and will be used to fund future acquisitions, Provident's 2002 heavy oil drilling program and for general corporate purposes. The financing was successfully closed on April 11, 2002 and resulted in Provident having 36.1 million trust units outstanding.

Capital expenditures of $7.5 million in the Lloydminster heavy oil core area resulted in a 100 percent success rate in drilling 21 net heavy oil wells.

Premium Distribution, Distribution Reinvestment Plan and Optional Unit Purchase Plan

On May 2, 2002, Provident announced that it had received all regulatory approvals in Canada for its "Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan" (the "Plan"). The Trust was the first conventional oil and gas trust to offer the Premium Distribution component as part of its program.

The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the Plan. This unique Plan also provides an alternative where eligible unitholders may elect under the Premium Distribution component to receive a premium cash distribution equal to 102 percent of the cash that the unitholder would otherwise have received on the distribution date. Participation is subject to limits set by Provident, proration and withholding tax reduction in certain circumstances and, in respect of the Optional Unit Purchase Plan, an overall annual limit of two percent of the Trust's outstanding units. There are no brokerage fees or commissions payable by participants for the purchase of units under this Plan.

The Plan commenced with the May 2002 distribution payable on June 14, 2002 with approximately 34 percent of the units electing to participate in the plan. Participation increased to 36 percent of the outstanding units for the June distribution payable July 15, 2002. The level of participation in the Plan has exceeded Provident's expectations and currently provides the Trust low cost access to capital to fund our ongoing capital expenditures. Based on the current capital spending by the Trust and the July 2002 participation in the Plan, the Trust has elected to prorate participation in the Premium Distribution portion of the plan to a premium of approximately 101.76 percent of the cash that the unitholder would otherwise have received on the distribution date. The current premium distribution is $0.1730 per unit.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following analysis provides a detailed explanation of Provident's operating results for the quarter and six months ended June 30, 2002, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Capital expenditures:

Provident incurred capital expenditures of $9.5 million in the quarter, of which $7.5 million was spent in our Lloydminster core area drilling and completing 21 net heavy oil wells and optimizing production through recompletions and reactivations. In southeast Saskatchewan, $0.8 million was directed towards drilling a multi-leg horizontal well at Weyburn. In west central Alberta, $0.5 million was spent to initiate the drilling of two wells still that were still drilling at quarter end. In southern Alberta, $0.3 million was spent to participate in the drilling of 3 wells. Seismic reprocessing, land retention and non-operated capital expenditures totaled $0.4 million in the quarter. During the quarter the Trust disposed of $0.6 million of non-core lands that did not meet our risk threshold for internal development.

Second quarter capital expenditures of $9.5 million were allocated mainly to Lloydminster heavy oil drilling, with the balance divided between southeast Saskatchewan and core areas in central and southern Alberta.

Total production for the quarter averaged 19,952 boed.

In the second quarter of 2001, Provident spent $3.7 million, most of which was spent drilling and completing nine heavy oil wells in our Lloydminster heavy oil core area.

Year to date, Provident incurred capital expenditures of $13.4 million, of which $9.3 million was spent in our Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through numerous recompletions and reactivations. In southeast Saskatchewan, expenditures totaled approximately $1.2 million with $0.8 million directed towards drilling and $0.4 million directed to optimization expenditures. In west central Alberta, drilling and facility expenditures totaled $0.7 million and in southern Alberta $0.7 million was spent on drilling and additional compression facilities. Seismic reprocessing, land retention and non-operated capital expenditures have amounted to $1.2 million. Year to date, the Trust has disposed of $2.3 million of non-core assets representing minimal production of approximately 30 boed.

Farmout activity, year to date, has involved three seismic options and the drilling of 13 wells which have resulted in 12 cased wells and one D&A well. The Trust is pleased with the progress to date but also recognizes the significant completion risks associated with achieving commercial production from many of these cased natural gas wells. Under typical farmout arrangements the trust has the opportunity to earn a 40 percent working interest in the wells or retain a 15 percent non-convertible Gross Overiding Royalty ("NCGORR"). The Trust can elect to retain a NCGORR at no cost to the Trust or spend minimal risked capital to complete and equip the wells, on which it elects to participate in at 40 percent. Production to June 30 associated with farmouts has been minimal but additional production is expected in the second half of 2002.

For the period March 6, 2001 to June 30, 2001, the Trust spent $5.8 million in net capital expenditures, including acquisitions. The Trust spent $3.6 million to drill, complete and equip seven heavy oil wells and an additional $2.2 million to increase Provident's working interest in several of its fields in southeast Saskatchewan.

Production

During the quarter, total production averaged 19,952 boed compared to 7,733 boed in the second quarter of 2001. The increase is attributed to the corporate acquisitions completed by the Trust of Maxx Petroleum Ltd. on May 25, 2001, Richland Petroleum Corporation on January 15, 2002 and the property acquisition in southern Alberta with production recorded from April 1, 2002 forward. The production growth achieved through the corporate acquisitions, property acquisitions and the low risk heavy oil development drilling program has been partially offset by natural production declines.

Year to date, total production averaged 17,851 boed compared to 7,132 boed in the period March 6, 2001 to June 30, 2001. This 150 percent increase can be attributed to Provident's acquisition strategy, which added heavy oil assets from Maxx, and light/medium oil, natural gas and natural gas liquids production from Maxx, Richland and the southern Alberta properties. Complementing this strategy has been the successful exploitation of the Trust's heavy oil in the Lloydminster core area, which has added significant heavy oil production. These production additions have been partially offset by natural production declines.

The total year-to-date production has increased by 150 percent over the corresponding period in 2001 as a result of Provident's accretive growth strategy.

Crude oil price

In the second quarter, West Texas Intermediate (WTI) crude oil price averaged US$26.25 per barrel compared to US$27.97 per barrel in the second quarter of 2001. Provident's average selling price at the wellhead for all blends of crude oil increased to Cdn$26.87 per barrel from Cdn$26.18 per barrel for the prior year quarter in spite of the lower WTI price. This resulted from Provident's percentage of light/medium oil increasing from 26% of total oil production in the second quarter of 2001 to 45% of total oil production in the current quarter. Average second quarter prices include a loss of $4.3 million or Cdn$4.33 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $1.3 million or Cdn$3.01 per barrel in the year ago quarter.

Year to date, West Texas Intermediate (WTI) crude oil price averaged US$23.95 per barrel compared to US$27.81 per barrel in the period March 6, 2001 to June 30, 2001. The Cdn/US dollar exchange rate averaged $1.57 in 2002, which was higher than the prior period rate of $1.55. The weaker crude oil price partially offset by the weaker Canadian dollar and by significantly narrower heavy oil differentials resulted in the Trust averaging Cdn$25.18 per barrel for all blends of oil, as compared to Cdn$26.05 per barrel in the March 6, 2001 to June 30, 2001 period. Average prices include a loss of $4.9 million or Cdn$2.77 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $1.6 million or Cdn$3.15 per barrel in the year ago period.

Natural gas price

The price of natural gas in the second quarter increased slightly from average first quarter 2002 prices, but remained well below second quarter 2001 prices. Natural gas at AECO averaged Cdn$3.88 per mcf in the first quarter, while the Trust received an average price of Cdn$4.52 per mcf for its natural gas, as compared to Cdn$6.07 per mcf in the year ago quarter. The average selling price includes a cash gain of $1.4 million or Cdn$0.32 per mcf from the Commodity Price Risk Management Program as compared to a gain of $0.6 million or Cdn$0.46 per mcf in the prior year quarter.

Year to date, natural gas at AECO averaged Cdn$3.70 per mcf as compared to Cdn$5.86 per mcf in the period March 6, 2001 to June 30, 2001. The Trust averaged Cdn$4.45 per mcf for its natural gas in 2002, as compared to Cdn$6.67 in the year ago period. Actual selling prices include the effects of the Commodity Price Risk Management Program, which resulted in a cash gain of $4.1 million or Cdn$0.54 per mcf in the first six months of 2002 compared to a gain of $1.1 million or Cdn$0.68 per mcf in the period March 6, 2001 to June 30, 2001.

The Trust reduced its natural gas sales through the non-cash amortization of the natural gas hedging gains booked as part of the Richland acquisition. The negative non-cash impact on natural gas revenue in the quarter was $2.9 million or Cdn$0.65 per mcf and year to date was $5.4 million or Cdn$0.70 per mcf.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility of Provident's crude oil and natural gas prices and to assist with stabilizing cash flow and distributions. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI and Canadian / U.S. exchange rates are commonly used. The second quarter program ensured the Trust would receive an average price of Cdn$18.85 per barrel on 83% of its heavy oil

Second quarter cash flow increased by 114 percent over second quarter 2001, reflecting the acquisition driven increase in operating income.

sales, US$23.44 per barrel on 25% of light/medium oil sales and Cdn$4.81 per mcf on 60% of natural gas sales. The opportunity cost of mitigating the commodity price volatility in 2002 has been a downward impact on second quarter cash flow of $2.9 million and year to date, a negative adjustment to cash flow of $0.9 million. Provident's aggregate position at June 30, 2002 under the Commodity Price Risk Management Program is summarized in the following table:

Commodity Price Risk Management Program summary

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90 per bbl	April 1 – December 31
	Light Oil	1,000 bpd	WTI US$24.30 per bbl	April 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00 per bbl	April 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	April 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	April 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	April 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	April 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	April 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	April 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31
2003	Light Oil	1,000 bpd	WTI US$23.18 per bbl	January 1 – December 31
	Light Oil	1,000 bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31
	Heavy Oil	3,000 bpd	Cdn $18.90 per bbl Wellhead(1)	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

(1) The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Canadian/US dollar exchange rate contracts.

For hedges in place at June 30, 2002 and using June 30, 2002 forward commodity prices, the unrealized loss associated with Provident's crude oil hedging was $4.2 million and the unrealized loss associated with natural gas hedging was $0.2 million.

Cash flow from operations

During the quarter, cash flow from operations was $22.6 million ($0.63 per weighted average unit), which was 114 percent higher than the $10.6 million ($1.05 per weighted average unit) for the second quarter of 2001. The growth in cash flow reflects the acquisition driven increase in operating income, partially offset by increased general and administration costs, management fees, interest expense and current tax expense associated with the Trust's growth.

Year to date, cash flow from operations was $38.0 million ($1.15 per weighted average unit), which was 186 percent higher than the $13.3 million ($1.41 per weighted average unit) for the period March 6, 2001 to June 30, 2001. The growth in cash flow reflects the increase in the number of days in the period and the acquisition driven increase in operating income, partially offset by increased general and administration costs, management fees, interest expense and current tax expense, associated with the Trust's growth.

Year-to-date production expenses decreased by four percent over the six month period as a result of the change in Provident's commodity mix to a higher natural gas weighting.

Revenues

During the quarter, gross production revenues from oil, natural gas and natural gas liquids were reduced by $2.9 million of non-cash amortization related to the deferred natural gas hedging gains booked at the time of the Richland acquisition. Revenues prior to this deduction totaled $49.0 million compared to the net amount recorded of $46.1 million represented a 117 percent increase over the $21.3 million recorded for the second quarter of 2001. The increased revenue was a result of increased production due to the acquisitions of Maxx, Richland and the southern Alberta properties and higher corporate average oil prices partially offset by significantly lower natural gas and natural gas liquids prices in the second quarter of 2002 compared to prices received in the year ago quarter.

Year to date, gross production revenue was reduced by $5.3 million of non-cash amortization related to the deferred natural gas hedging gains booked at the time of the Richland acquisition. Revenues prior to this deduction totaled $83.1 million compared to the net amount recorded of $77.8 million which was 197 percent higher than the $26.2 million for the period March 6, 2001 to June 30, 2001. The growth in gross production revenue reflects a significant increase in the daily production volumes coupled with an increase in the number of days in the period, partially offset by slightly lower oil prices and significantly lower natural gas and natural gas liquids prices.

Royalties

Royalties in the quarter were $9.5 million ($5.23 per boe) or 18.3 percent of gross production revenue prior to the effects of both the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. This compares to the second quarter of 2001 with royalties of $3.8 million ($5.34 per boe) or 19.5 percent of gross production revenue prior to hedging. The decrease in the royalties, as a percentage of gross production revenue compared to the year ago quarter has been impacted by lower oil royalties due to royalty holidays in Saskatchewan on new heavy oil production and Saskatchewan's policy of calculating crown royalties incorporating current quarter losses on the Trust's physical commodity contracts. In the quarter, the ARTC rate was 25 percent and will remain the same in the third quarter.

Year to date, royalties were $16.3 million ($5.04 per boe) or 19.4 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. In the period March 6, 2001 to June 30, 2001, royalties were $4.6 million ($5.48 per boe) or 19.4 percent of gross production revenue prior to the effects of hedging. The royalty percentage has remained constant as the impact of the shift in commodity mix towards higher rate natural gas and light/medium oil has been offset by the cumulative effect of the royalty free volumes associated with our Saskatchewan heavy oil development drilling program.

Production expenses

Production expenses averaged $7.08 per boe for the quarter, which was $0.29 per boe or four percent higher than the second quarter of 2001 expense of $6.79 per boe. Heavy oil production contributed to higher operating costs through an increase in discretionary workovers undertaken in the current favorable heavy oil price environment and increased costs associated with sand production in bringing on the recently drilled heavy oil wells. The heavy oil workover program added approximately 400 bpd of heavy oil that was shut-in during the fourth quarter of 2001 and the first quarter of 2002.

Year to date, production expenses averaged $6.61 per boe, as compared to $6.92 per boe in the March 6, 2001 to June 30, 2001 period. The four percent decrease was attributed to the change in Provident's commodity mix to reflect a higher percentage of natural gas, which has lower per boe costs than the Trust's heavy oil assets.

Operating netback

Provident's cash operating netback in the second quarter of 2002 was $14.67 per boe, which was significantly lower than the netback of $18.10 per boe in the year ago quarter. The lower netbacks were primarily attributed to lower oil, natural gas and natural gas liquids prices and higher production expenses, partially offset by lower royalties.

Year to date, Provident's cash operating netback was $14.08 per boe, which was significantly lower than the netback of $19.01 per boe in the period March 6, 2001 to June 30, 2001. The lower netbacks were primarily attributed to lower commodity prices, partially offset by lower production expenses and lower royalties.

General & Administrative and Other

In the second quarter, Provident's general & administrative expense, cash management fees and interest totaled $1.8 million, $0.5 million and $1.0 million respectively compared to $0.9 million, $0.3 million and $0.7 million respectively for the second quarter of 2001. The growth in these cash expenses are all associated with the acquisition driven growth of the Trust.

Year to date, Provident's general & administrative expense, cash management fees and interest totaled $3.2 million, $0.9 million and $2.0 million respectively compared to $1.1 million, $0.3 million and $0.8 million respectively for the period of March 6 to June 30, 2001. The growth in these cash expenses reflects the increase in the number of days in the period and the acquisition driven growth of the Trust.

The non-cash management fee recorded at June 30, 2002 of $4.7 million was an estimate of the Total Return Fee to which the Manager is entitled at yearend. It is impacted to a large extent by the unit trading price at the period end, in this case, the price at the end of the second quarter. Under the agreement the actual amount of the fee payable cannot be quantified until December 31 and the estimate of the amount booked in these statements could change materially.

Bank debt

The Trust's debt and working capital deficit totaled $98.3 million at June 30, 2002. At June 30, 2002, the Trust had drawn $93.8 million against a $150 million revolving demand credit facility. The trailing debt to second quarter annualized cash flow ratio was 1.1 to 1, which is conservative and provides additional financial flexibility for the Trust. A change in Canadian accounting principles, effective January 1, 2002, required that all demand credit facilities that are revolving, in nature, must be disclosed as "Current Liability". The change is simply due to a change in accounting policy and in no way reflects any change in the underlying fundamentals or the financial strength of the Trust's business.

Depletion, depreciation and amortization (DD&A)

DD&A expense in the second quarter was $10.80 per boe, which was three percent higher than the second quarter 2001 rate of $10.49 per boe. The increased DD&A rate per boe can be almost entirely attributed to the increased depletion base resulting from the purchase accounting method used to record the acquisition of Richland, and more specifically, the use of the liability method of accounting for future taxes, which requires an increase in the purchase price of an acquisition by the tax affected difference between the purchase price and the tax pools acquired. If this increase had not been taken, the DD&A rate would have been lower than the prior year quarter at $9.55 per boe.

Year to date, the DD&A rate was $10.61 per boe, as compared to $10.27 per boe in the March 6, 2001 to June 30, 2001 period. The slight increase can be attributed to the effects of the purchase accounting method, as described above.

Outlook

Provident is committed to maximizing the potential of its existing asset base with minimal risk and will continue to pursue accretive growth opportunities. The management of the existing asset base involves managing both the asset and commodity price risk. The challenges with respect to the asset risk center on managing the natural production declines, controlling costs, exploiting existing non-producing reserves and monetizing assets that would otherwise remain idle or under utilized. We meet this challenge through hands on management of our daily production and by converting non-producing reserves to cash flow through low-risk optimization and development, farming out of higher risk prospects and the sale of non-core assets.

Provident's approach to commodity price risk involves the continued execution of our systematic and disciplined Commodity Price Risk Management Program. Our goal is not to maximize returns through attempts to speculate on market trends, but rather to minimize the volatility that commodity prices have on our cash flow and distributions. Unitholders of Provident may not fully participate in the upside when commodity prices rise but will be protected to the downside when commodity prices fall. This approach assists the Trust in maintaining predictable monthly cash flow distributions.

Our primary focus in the pursuit of growth opportunities remains focused on corporate or property deals that are accretive to distributable cash flow and net asset value, on a per unit basis.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and thank all of our employees for their dedication and hard work in the successful implementation of our plan.

"Signed"	"Signed"
Thomas W. Buchanan,	***Randall J. Findlay,***
Chief Executive Officer	President

Forward looking statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's)	As at June 30, 2002 (unaudited)	As at December 31, 2001 (audited)
Assets		
Current assets		
Cash	$ 69	$ 35
Accounts receivable	31,785	11,838
Current portion of deferred hedging settlements	4,594	171
Assets held for sale	–	1,500
Prepaids	608	117
	37,056	13,661
Deferred hedging settlements	335	–
Cash reserve for future site reclamation	286	424
Property, plant and equipment	456,976	171,808
	$ 494,653	$ 185,893
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 34,850	$ 10,559
Cash distribution payable to unitholders	6,206	4,204
Current portion of deferred lease obligation	316	495
Bank debt (Note 7)	93,800	35,600
Due to a related party (Note 6)	204	85
	135,376	50,943
Provision for future site restoration	8,526	6,807
Deferred lease obligation	78	180
Future income taxes	69,463	23,252
Unitholders' Equity		
Capital contributions (Note 3)	329,648	187,331
Convertible debentures (Note 8)	61,279	–
Management fee (Note 6)	4,747	256
Accumulated loss	(43,480)	(45,996)
Accumulated cash distributions	(69,486)	(36,880)
Accumulated interest on convertible debentures	(1,498)	–
	281,210	104,711
	$ 494,653	$ 185,893

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

Canadian Dollars ('000's) (unaudited)	Six months ended June 30, 2002	For the period March 6, 2001 to June 30, 2001
Unitholders' equity, beginning of period	$ 104,711.	$ 44,508
Net income for the period	2,516	4,093
Issue of trust units, net of cost (Note 3)	142,317	87,178
Issue of debentures, net of costs and conversions (Note 8)	61,279	–
Management fee (Note 6)	4,491	–
Cash distributions	(34,104)	(12,298)
Unitholders' equity, end of period	$ 281,210	$ 123,481

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME

Canadian Dollars (000's) except per unit amounts (unaudited)	Three months ended June 30		Six months ended June 30	For the period March 6 to June 30
	2002	2001	2002	2001
Revenue				
Gross production revenue	$ 46,123	$ 21,267	$ 77,764	$ 26,213
Other income	170	–	170	–
Less: Royalties (net of ARTC)	9,493	3,761	16,272	4,572
	36,800	17,506	61,662	21,641
Expenses				
Production	12,852	4,780	21,356	5,777
General and Administrative	1,820	884	3,225	1,081
Cash management fees (Note 6)	533	255	910	317
Non-cash management fees (Note 6)	2,982	–	4,747	–
Interest	988	701	2,001	817
Depletion, depreciation and amortization	19,611	7,379	34,298	8,571
	38,786	13,999	66,537	16,563
Income (loss) before taxes	(1,986)	3,507	(4,875)	5,078
Capital taxes	730	345	1,298	428
Future income tax expense (recovery)	(3,893)	–	(8,689)	557
	(3,163)	345	(7,391)	985
Net income for the period	1,177	3,162	2,516	4,093
Accumulated income (loss) at beginning of period	(44,657)	1,790	(45,996)	859
Accumulated income (loss) at end of period	$ (43,480)	$ 4,952	$ (43,480)	$ 4,952
Net income per unit – basic (Note 5)	$ 0.03	$ 0.31	$ 0.08	$ 0.43
Net income per unit – diluted (Note 5)	$ 0.03	$ 0.31	$ 0.07	$ 0.43

CONSOLIDATED STATEMENT OF DISTRIBUTIONS

Canadian Dollars (000's) except per unit amounts (unaudited)	Three months ended June 30		Six months ended June 30	For the period March 6 to June 30
	2002	2001	2002	2001
Cash flow from operations	$ 22,642	$ 10,597	$ 37,966	$ 13,277
Cash reserved for interest on convertible debentures	(1,498)	–	(1,498)	–
Cash reserved for financing and investing activities	(3,350)	(72)	(3,862)	(979)
Declared distributions to unitholders	$ 17,794	$ 10,525	$ 32,606	$ 12,298
Declared distributions per unit	$ 0.49	$ 0.85	$ 0.95	$ 1.10

CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars (000's) except per unit amounts (unaudited)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	For the period March 6 to June 30 2001
Cash provided by operating activities				
Net income for the period	$ 1,177	$ 3,162	$ 2,516	$ 4,093
Add non-cash items:				
Depletion, depreciation and amortization	19,611	7,379	34,298	8,571
Future income tax expense (recovery)	(3,893)	–	(8,689)	557
Amortization of deferred charges	2,765	56	5,094	56
Non-cash management fees (Note 6)	2,982	–	4,747	–
Cash flow from operations	22,642	10,597	37,966	13,277
Net change in non-cash working capital	(4,006)	(1,119)	(17,046)	(2,249)
	18,636	9,478	20,920	11,028
Cash used in investing activities				
Expenditures on property, plant and equipment	(9,463)	(3,715)	(13,406)	(3,727)
Acquisition of Maxx Petroleum Ltd.	–	(38,799)	–	(38,799)
Acquisition of Richland Petroleum Corporation (Note 2)	–	–	(3,390)	–
Acquisition of oil and gas properties	(70,794)	–	(70,849)	(2,206)
Proceeds on disposition of oil and gas properties	573	91	2,285	103
Cash reserve for future site reclamation	(271)	(99)	(544)	(99)
Net change in non-cash investing working capital	5,950	2,511	9,411	2,426
	(74,005)	(40,043)	(76,493)	(42,329)
Cash provided by financing activities				
Increase (decrease) in long-term bank debt	(31,600)	46,500	(17,225)	49,000
Declared distributions to unitholders	(17,794)	(10,525)	(32,606)	(12,298)
Declared distributions to debentureholders	(1,498)	–	(1,498)	–
Issue of debentures, net of costs (Note 8)	61,398	–	61,398	–
Issue of trust units, net of costs (Note 3)	42,039	–	42,039	–
Change in deferred charges	–	(5,442)	–	(5,442)
Net change in non-cash financing working capital	2,871	–	3,499	–
	55,416	30,533	55,607	31,260
Increase (decrease) in cash	47	(32)	34	(41)
Cash at beginning of the period	22	64	35	73
Cash at end of the period	$ 69	$ 32	$ 69	$ 32
Cash flow from operations per weighted average unit – basic	$ 0.63	$ 1.05	$ 1.15	$ 1.41
Cash flow from operations per weighted average unit –diluted	$ 0.58	$ 1.05	$ 1.04	$ 1.41
Supplemental disclosure of cash flow information				
Cash interest paid	$ 1,093	$ 710	$ 2,287	$ 800
Cash capital taxes paid	$ 730	$ 333	$ 1,298	$ 390

(unaudited)
June 30, 2002

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident's audited Consolidated Financial Statements and the notes for the year ended December 31, 2001.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the audited Consolidated Financial Statements of Provident for the year ended December 31, 2001 except as described in Note 4 and Note 7.

2. Acquisition of Richland Petroleum Corporation ("Richland")

On November 26, 2001 Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement ("Plan"). On January 15, 2002 the shareholders of Richland voted in favor of the Plan, to amalgamate Richland with Provident Energy Ltd. Provident issued 11,157,225 units with an ascribed value of $98.9 million.

The transaction, effective January 16, 2002, has been accounted for using the purchase method of accounting for acquisitions, with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At January 16, 2002, Provident allocated the purchase price to the assets and liabilities of Richland as follows:

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 234,064
Fair market value of hedges acquired	10,133
Cash reserved for future site restoration	372
Bank debt	(75,425)
Working capital deficiency	(10,111)
Site restoration	(1,559)
Future income taxes	(54,900)
	$ 102,574
Consideration	
Trust units issued	$98,853
Acquisition costs incurred	3,721
	$ 102,574

3. Capital Contributions

(a) Authorized

(i) Unlimited number of common voting units

(b) Issued

	January 1, 2002 to June 30, 2002		March 6, 2001 to June 30, 2001	
	Number of Units	Amount ($000's)	Number of Units	Amount ($000's)
Balance at beginning of period	21,022,321	$ 187,331	7,092,221	$ 43,649
Issued for corporate acquisitions	11,157,225	98,853	–	–
Issued to the Manager	31,798	261	–	–
Balance at March 31	32,211,344	286,445	7,092,221	43,649
Issued for corporate acquisitions	–	–	7,475,000	87,009
Issued to directors	–	–	19,600	243
Issued from treasury	3,900,000	39,390	–	–
Issued for property acquisition	100,000	1,050	–	–
Stock options exercised	80,330	718	–	–
Debentures converted	11,681	119	–	–
Issued for distribution reinvestment plan	210,508	2,110	–	–
Units to be issued for distribution reinvestment plan	190,021	2,000	–	–
Unit issue costs	–	(2,184)	–	(74)
Balance at end of period	36,703,884	$ 329,648	14,586,821	$ 130,827

(c) Units reserved

(i) Trust Unit Option Plan:

The Trust has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of 3,600,000 units.

(ii) Management Fees

The Trust has reserved 1,800,000 units for issuance in lieu of cash payments otherwise owing in respect of certain management fees payable from time to time to Provident Management Corporation under the terms of the Management Agreement.

Premium distribution, distribution reinvestment plan and optional unit purchase plan

Effective with the May 2002 distribution, the Trust initiated a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("the Plan"). The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the Plan ("Regular DRIP"). The Premium Distribution component allows eligible unit holders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the Optional Unit Purchase Plan as defined in the Plan.

4. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of 3,600,000 units.

	January 1, 2002 to June 30, 2002		March 6, 2001 to June 30, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	611,100	$ 11.16	–	–
Granted	295,013	$ 10.22	536,900	$11.28
Exercised/Cancelled/Expired	(100,499)	$ 10.95	–	–
Outstanding at end of period	805,614	$ 10.84	536,900	$11.28
Exercisable at end of period	313,864	$ 11.17	198,967	$11.24

At June 30, 2002, the Trust had 805,614 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.19 years and the weighted average exercise price is $10.84 per unit.

At June 30, 2001, the Trust had 536,900 options outstanding with prices ranging from $10.50 to $12.39. The weighted average price was $11.28 per unit. The weighted average remaining contractual life of the options was 3.74 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust's pro forma net earnings would have been negligible.

5. Net earnings per unit

The net earnings per trust unit for the three months ended June 30, 2002 was $0.03 per unit and was calculated based on 35,831,303 weighted average number of units outstanding during the period. On a diluted basis, net earnings in the quarter were $0.03 per unit and was calculated using 39,302,302 diluted units outstanding. For the period January 1, 2002 to June 30, 2002, net earnings were $0.08 per unit based on 33,097,907 weighted average units outstanding for the period. For the year, net earnings were $0.07 per diluted unit based on 36,379,264 diluted units outstanding.

For the period March 6, 2001 to June 30, 2001, net earnings was $0.44 per unit and was calculated based on 9,382,252 weighted average units outstanding during the period and for the quarter ended June 30, 2001 was $0.31 per unit, calculated based on the weighted average number of units outstanding during the quarter of 10,057,118. There were no items that had a dilutive impact on net earnings per unit.

6. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the six months ended June 30, 2002, the Manager earned cash management fees of $0.9 million calculated as two percent of cash operating income. The Manager is also entitled at December 31 of each year to receive a total return fee, which is based on market capitalization, distributions and unit price performance during the year. An amount of $4.7 million was accrued for this fee for the six months ended June 30, 2002. The fee was estimated based on the quarter end unit price, first and second quarter distributions and the weighted average number of units outstanding. The fee is expected to be paid in units, however, both the fee as well as the number of units to be issued cannot be determined until year-end. In addition, the Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $0.1 million for the six months ended June 30, 2002. As at June 30, 2002, Provident owed $0.2 million to the Manager, which is to be settled in cash. The Manager does not receive any form of compensation with respect to salaries on acquisitions and dispositions fees.

7. Bank debt

Effective January 1, 2002, a change in Canadian Generally Accepted Accounting Principles requires that all demand credit facilities that are revolving, in nature, must be disclosed as part of current liabilities. For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current. Provident has a $150 million revolving demand credit facility with a syndicate of Canadian chartered banks.

8. Subordinated convertible debentures

On April 11, 2002, the Trust issued $64,410,000 aggregate principal amount of unsecured subordinated convertible debentures with a 10.5% coupon rate maturing on May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit at any time prior to May 15, 2007 and may be redeemed by the Trust under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principal obligations by the issuance of trust units. Issue costs associated with the convertible debentures totaled $3.0 million.

9. Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

EXHIBIT 2.4


PROVIDENT
ENERGY TRUST

PROXY STATEMENT AND INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Proxy Statement and Information Circular is furnished in connection with the solicitation of proxies by the management of Provident Management Corporation (the "Manager") on behalf of Computershare Trust Company of Canada (the "Trustee") for use at the Annual and Special Meeting (the "Meeting") of trust unitholders (the "Unitholders") of Provident Energy Trust (the "Trust"). The Meeting will be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on Monday, June 3rd, 2002 at 3:00 p.m. (Calgary time) for the purposes set forth in the Notice of Annual and Special Meeting (the "Notice") accompanying this Proxy Statement and Information Circular. In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of the Manager without special compensation. The cost of solicitation will be borne by the Manager and reimbursed by the Trust. The information contained in this Proxy Statement and Information Circular is given as of April 26, 2002, unless otherwise specifically stated.

APPOINTMENT OF PROXIES

A Unitholder who wishes to be represented at the Meeting by proxy must complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope or otherwise deliver it to Computershare Trust Company of Canada, at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Calgary time) on May 30, 2002 or, if the meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date on which the meeting is reconvened.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Manager. A Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Trust Company of Canada, at the place and within the time specified above for the deposit of proxies. Representatives so appointed by a Unitholder are not required to be Unitholders.

By resolutions of the directors of Provident Energy Ltd. ("Provident"), the record date for the Meeting has been established as April 26, 2002 (the "Record Date"). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of trust units of the Trust ("Trust Units") after such Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

REVOCATION OF PROXIES

A Unitholder who has submitted a form of proxy has the power to revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and delivered to the Trust or Computershare Trust Company of Canada at the address referred to herein no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or if the Meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened or with the Chairman of the Meeting immediately prior to the Meeting, or any reconvened Meeting.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The form of proxy furnished by the Trust, where the Unitholder specifies a choice with respect to any matter identified in the Notice will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted "FOR" each matter identified in the Notice. The persons appointed under the form of proxy furnished by the Trust are conferred discretionary authority with respect to amendments to those matters specified in the form of proxy or other matters which may be properly come before the Meeting. At the time of the printing of this Proxy Statement and Information Circular, the management of Provident knows of no such amendment or other matter except as disclosed in this Proxy Statement and Information Circular. If any matters which are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

RELATIONSHIPS AMONG THE TRUSTEE, THE TRUST, PROVIDENT AND THE MANAGER

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (the "Trust Indenture") dated as of January 25, 2001 between Founders Energy Ltd. ("Founders") and the Trustee (as successor to Montreal Trust Company of Canada), as amended from time to time. The Trust was established for the purpose of acquiring and holding, directly and indirectly, interests in petroleum and natural gas properties. Provident is a corporation wholly-owned by the Trust. The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties in which it has an interest. The Manager is a corporation wholly-owned by Thomas Buchanan and Randall Findlay. The Manager is responsible for providing certain management, administrative and support services to the Trust and Provident in accordance with the terms of a management agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager (the "Management Agreement"). A description of the compensation received by the Manager for providing management services to Provident and the Trust is set out in this Proxy Statement and Information Circular under the heading "EXECUTIVE COMPENSATION – Compensation of the Manager".

Pursuant to the terms of a unanimous shareholders agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager (the "Unanimous Shareholders Agreement"), the Manager is entitled to nominate and have elected two of the members of the board of directors of Provident with the balance of the members of the board of directors of Provident to be selected by the Unitholders. The Unitholders are at all times entitled to select a majority of the board of directors of Provident.

INTEREST OF THE TRUSTEE, PROVIDENT, THE MANAGER AND THE DIRECTORS AND OFFICERS OF PROVIDENT AND THE MANAGER IN MATTERS TO BE ACTED UPON

Neither the Trustee, Provident, the Manager nor any directors or officers of Provident or the Manager, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Proxy Statement and Information Circular under the headings "SPECIAL MEETING MATTERS" and "ANNUAL MEETING MATTERS".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, Provident nor any director or officer of Provident, nor any proposed nominee for election as a director of Provident, nor any other insider of the Trust, or Provident, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the financial period ended December 31, 2001, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Provident.

Certain of the directors, officers and employees of the Manager and certain of the consultants retained by the Manager from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require the Manager to (a) make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest; (b) use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of the Trust or Provident, as the case may be and such interested party; (c) make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations or investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident to each such group of persons; and (d) act honestly and in good faith in making any such resolutions.

The Manager shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of the Manager shall be entitled to hold board of director positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

INDEBTEDNESS OF THE TRUSTEE AND THE DIRECTORS AND OFFICERS OF PROVIDENT AND THE MANAGER

Neither the Trustee nor any of the directors or officers of Provident or the Manager, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Trust or Provident at any time since the beginning of the financial period ended December 31, 2001, except for loans made to certain officers and directors of Founders to facilitate the exercise of stock options in connection with the plan of arrangement in which Founders was reorganized to create the Trust. These officers and directors subsequently became officers and directors of Provident or the Manager. The loans amounted to, in aggregate, $1,042,253.93 and were subject to interest at an annual rate of 6.5%. All such loans plus accrued interest were repaid in full prior to June 6, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Proxy Statement and Information Circular, the Trust had 36,211,344 issued and outstanding Trust Units. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

As at the date of this Proxy Statement and Information Circular, and to the best of the knowledge of the Trust and the directors and officers of Provident and the Manager, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Trust Units.

EXECUTIVE COMPENSATION

Compensation of the Trustee

The Trustee was reimbursed for costs and expenses incurred for the period ended December 31, 2001. Compensation is paid to the Trustee for the services it provides as trustee and as transfer agent and registrar of the Trust. For the period ended December 31, 2001, the Trustee received $105,131.00 for the services it provided as trustee and as transfer agent and registrar of the Trust.

The Manager

The offices of the Manager are located at Calgary, Alberta. Thomas Buchanan and Randall Findlay directly or indirectly hold all of the issued and outstanding shares of the Manager and are the only directors and officers of the Manager. There were no amounts paid by Provident or the Trust directly to Thomas Buchanan or Randall Findlay during the period ended December 31, 2001, except for the reimbursement of expenses that such individuals incurred directly on behalf of Provident or the Trust and the benefits and perquisites described herein.

Compensation of the Manager

Compensation is paid to the Manager for the services it provides to the Trust and Provident in accordance with the terms of the Management Agreement.

Reimbursement of Expenses

Pursuant to the terms of the Management Agreement, the Manager is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by the Trust and Provident, other than costs related solely to the Manager. The salaries of the President and Chief Executive Officer of Provident who are provided by the Manager are not reimbursable but the costs of certain of the benefits and perquisites are reimbursable, subject to certain limits. For the period ended December 31, 2001, reimbursed general and administrative costs and expenses totalled $46,123 of which benefits and perquisites to the President and Chief Executive Officer provided by the Manager amounted to $30,560.

Management Fee

Pursuant to the terms of the Management Agreement, the Manager is entitled to receive (a) a fee in an amount equal to 2% of operating cash flow of Provident, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a business day, on the next business day; and (b) a fee (herein referred to as a "Total Return Fee") equal to 6% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day on the next business day. The Manager was paid aggregate management fees of $1,153,264 for management services provided during the period ended December 31, 2001, comprised of a base fee of $897,195 and a Total Return Fee of $256,069. The Total Return Fee is payable, at the option of the board of directors of Provident, in cash or Trust Units. In February 2002, the board or directors of Provident authorized the issuance of 31,798 Trust Units to satisfy the payment of the Total Return Fee.

For the purpose of the preceding paragraph, the following capitalized terms have the following meanings:

"Internal Rate of Return" means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made.

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the unit market price at the beginning of the Return Period.

"Return Period" means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination.

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Periods.

"Total Return Percentage" means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year, the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit.

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per unit for such units for each day there was a closing price for the 10 consecutive trading days immediately preceding such date and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange (the "TSX") or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident.

Compensation Upon Termination

The Management Agreement also provides that in most instances of termination, the Manager will be entitled to receive the management fees described above and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods, an amount as defined in the above paragraph, equal to such management fees as would have been payable in respect of two complete Return Periods).

Compensation of the Directors of Provident

Effective March 6, 2001, the compensation plan for the directors of Provident was changed to better align the compensation of directors with that of other oil and gas trusts and other comparable sized Canadian public companies. As a result, the annual retainer paid to the directors was set at $50,000 for the non-executive board of directors Chairman and $12,000 for each other independent director, excluding the nominees of the Manager. In addition, an annual retainer of $3,000 will be paid to the chairman of any committee of the board of directors and $1,500 will be paid to any member of a committee of the board of directors. The annual retainer for the independent members of the board of directors and board of directors committees are to be paid in four equal quarterly cash installments on the first day of January, April, July and October of each calendar year. In addition, the non-executive board of directors Chairman will receive $1,250 for each meeting attended and each independent director will receive $1,000 for each meeting attended while all independent directors are compensated $500 per meeting for attending single purpose meetings to set the monthly cash distribution amount for the Trust. Each director is also compensated for all reasonable out-of-pocket expenses incurred in respect of attending any board of directors or committee meeting. The President and Chief Executive Officer of Provident, who also act as directors of Provident do not receive any compensation for acting as directors of Provident.

In addition, directors of Provident, excluding the nominees of the Manager, are eligible to participate in the trust unit option plan of the Trust (the "Trust Option Plan"), as further described in this Proxy Statement and Information Circular. The following table summarizes the details concerning the grant of options to the directors of Provident during the period March 6, 2001 to December 31, 2001. No options to acquire Trust Units were exercised by any director of Provident during such period.

Name	Securities Under Option Granted	Date of Grant	Securities Under Option Vested	Exercise Price ($/Trust Unit)	Expiration Date
Thomas W. Buchanan	Nil	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-
Grant D. Billing	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Bruce R. Libin	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
M.H. (Mike) Shaikh	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Byron J. Seaman	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Jeffrey T. Smith	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
John B. Zaozirny	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Victor Roskey[(1)]	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005

Note:

(1) Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units shall expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

The options issued to the directors of Provident vest as to one-third immediately upon the date of issuance and as to a further one-third in each of the first and second anniversaries of the date of issuance.

The following table summarizes, for the directors of Provident, the number of Trust Units acquired pursuant to the exercise of options, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units issuable pursuant to unexercised options as at December 31, 2001. Value realized upon exercise is the difference between the market value of the Trust Units on the exercise date and the exercise price of the options. The value of the unexercised and in-the-money options is the difference between the exercise price of the options and the closing stock value of the Trust Units on December 31, 2001, which was $8.19 per Trust Unit, and includes certain allowable reductions to the exercise price of the options in accordance with the Trust Option Plan based upon the cash distributions to Unitholders. See "TRUST UNIT OPTION PLAN".

			Unexercised options at December 31, 2001		Value of Unexercised in-the-Money Options at December 31, 2001 ($)	
Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Vested	Not Vested	Vested	Not Vested
Thomas W. Buchanan	Nil	-	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-	-
Grant D. Billing	Nil	-	13,333	26,667	Nil	Nil
Bruce R. Libin	Nil	-	13,333	26,667	Nil	Nil
M.H. (Mike) Shaikh	Nil	-	23,333	26,667	Nil	Nil
Byron J. Seaman	Nil	-	23,333	26,667	Nil	Nil
Jeffrey T. Smith	Nil	-	13,333	26,667	Nil	Nil
John B. Zaozirny	Nil	-	23,333	26,667	Nil	Nil
Victor Roskey[(1)]	Nil	-	13,333	26,667	Nil	Nil

Note:

(1) Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units shall expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

TRUST UNIT OPTION PLAN

Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to the Trust and its subsidiaries, other than the Chief Executive

Officer and President of Provident, who are not eligible to participate in the Trust Option Plan. The Trust Option Plan is administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

Currently, the number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan may not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors, including the Manager) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or to their advisors, including the Manager) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors, including the Manager), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Proxy Statement and Information Circular, options to acquire an aggregate of 655,100 Trust Units have been granted to the employees of Provident and options to acquire an aggregate of 7,000 Trust Units have been granted to the employees of the Manager who are neither officers nor directors of Provident.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

The Trust has implemented a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units. Computershare Trust Company of Canada, as Plan Agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95% of the market value of the Trust Units, or (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to 102% of the monthly cash distribution. If a participant has elected either (a) or (b), the Plan Agent may, on behalf of such participant, purchase additional Trust Units with the cash distributions at the market value of such Trust Units.

Materials relating to the Plan have been mailed with this Proxy Statement and Information Circular.

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board of directors, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Attached as Schedule "B" to this Proxy Statement and Information Circular is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Unanimous Shareholder Agreement and Management Agreement. Provident believes that, where practicable, the approach to corporate governance is substantially consistent with the Guidelines.

The board of directors of Provident presently has three standing committees, being an Audit, Environmental, Health and Safety Committee, a Governance, Human Resources and Compensation Committee (all of the members of these two committees are "unrelated directors") and a Reserves Committee (comprised of all of the members of the board of directors, the majority of whom are "unrelated directors").

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consisting of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin, and Mr. Byron Seaman. The functions of the Audit, Environmental Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management's discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the board of directors on Provident's internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor's non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options thereunder.

Reserves Committee

The Reserves Committee is comprised of all the members of the board of directors (the majority of whom are "unrelated directors") and is responsible for ensuring that the Manager and management have designed and implemented effective reserve programs, controls and reporting systems. The Committee's mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The Reserves Committee communicates regularly with the Manager and management to ensure that all reserve evaluations and reports have been properly handled and reported.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the amount of monthly cash distributions per Trust Unit declared and paid by the Trust since its inception. Distributions are generally paid on the 15th day of the month following the month of declaration.

2001	Declared	Paid
March	0.25	--
April	0.25	0.25
May	0.30	0.25
June	0.30	0.30
July	0.30	0.30
August	0.27	0.30
September	0.27	0.27
October	0.20	0.27
November	0.20	0.20
December	0.20	0.20
Total	$2.54	2.34

PERFORMANCE ANALYSIS

The following graph illustrates changes from March 6, 2001 to March 31, 2002 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the TSE 300 Index and the TSE Oil and Gas Producers Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


Total Return Performance
(Rebased at 100 as of March 6, 2001)
125
120
115
110
105
100
95
90
85
80
75
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Provident Energy Trust
TSE 300
TSE Oil & Gas Producers Index

SPECIAL MEETING MATTERS

Approve Amendments to the Trust Indenture to Extend the Period of Time Allowed Between Distribution Record Dates and Distribution Payment Dates

The Trust Indenture currently provides that cash distributions payable to Unitholders may be paid by the Trust on any date specified by the Trustee as the applicable distribution record date, or a day within 15 days after and in the same calendar year as the applicable distribution record date. In order to ensure the efficient administration and operation of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan"), Provident believes it is necessary to amend the Trust Indenture to provide additional time between the distribution record date and the distribution payment date. The proposed amendment to the Trust Indenture would provide the Plan Agent, in respect of certain aspects of the Plan, with a longer period of time in which to manage the sale of Trust Units in the market to fund the premium cash payment to participants in the Plan. The proposed amendment to the Trust Indenture would permit distributions to be made within 30 days of the applicable distribution record date. The Trust currently intends to continue to make the monthly cash distribution on or about the 15th day of each month. If the amendment is approved, the Trust intends to move the record date for distributions to a date earlier in the month prior to the month in which the distributions are made. The proposed change would therefore not impact the timing of the payment of distributions to Unitholders.

The board of directors of Provident has approved the special resolution to amend the Trust Indenture as contemplated above and recommends that the Unitholders vote in favour of such special resolution to amend the Trust Indenture. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the special resolution to amend the Trust Indenture must be passed by the affirmative votes of holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting.

Approve Amendments to the Trust Option Plan to Increase the Number of Trust Units Reserved for Issuance under the Trust Option Plan

Currently, the maximum number of Trust Units reserved for issuance under the Trust Option Plan is 700,000. The board of directors of Provident believe it is important to issue options from time to time to provide a continuing incentive to directors and employees. Pursuant to the terms of the Trust Option Plan, the total number of Units reserved for issuance under the Trust Option Plan shall not exceed 10% of the issued and outstanding Trust Units. As the number of issued and outstanding Trust Units has increased since the time the Trust Option Plan was first created, the board of directors of Provident proposes that Unitholders authorize an increase in the number of Trust Units reserved for issuance under the Trust Option Plan to 3,600,000 Trust Units. If approved, the number of Trust Units reserved for issuance under the Trust Option Plan as amended will be less than 10% of the issued and outstanding Trust Units.

The board of directors of Provident have approved the ordinary resolution to amend the Trust Option Plan to increase the number of Trust Units reserved for issuance under the Trust Option Plan and recommend that the Unitholders vote in favour of the ordinary resolution to amend the Trust Option Plan. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the ordinary resolution to amend the Trust Option Plan must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to amend the Trust Option Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders, who in the aggregate own 702,101 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

Authorize the Issuance of a Maximum of 1,800,000 Trust Units to the Manager in Lieu of Cash Payments for Certain Management Fees.

Under the terms of the Management Agreement, Provident may elect, at its option and subject to regulatory approvals, to pay the Total Return Fee portion of the management fee, or any part thereof, in Trust Units rather than in cash. See "EXECUTIVE COMPENSATION – Management Fee". The board of directors of Provident believes it is beneficial to the Trust and to Unitholders to have the flexibility to issue such Trust Units to the Manager from time to time in lieu of the cash payments otherwise payable in accordance with the Management Agreement.

The policies of the TSX require that each share (or trust unit) compensation arrangement which involves the issuance or potential issuance of shares (or trust units) to service providers must specify a maximum number of shares (or trust units) issuable pursuant to such compensation arrangement and that approval be obtained at a meeting of shareholders (or unitholders).

The board of directors of Provident have approved the ordinary resolution to approve the issuance of a maximum of 1,800,000 Trust Units to the Manager in lieu of cash payments otherwise payable in respect of certain portions of the management fee. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the ordinary resolution to authorize the issuance of such Trust Units to the Manager must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to authorize the issuance of a maximum of 1,800,000 Trust Units to the Manager be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by the directors and officers of the Manager (and their associates) who are insiders of the Trust and its subsidiaries, who in the aggregate own 210,817 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

ANNUAL MEETING MATTERS

Financial Statements

The consolidated financial statements of the Trust for the period ended December 31, 2001 will be placed before the Unitholders at the Meeting. These financial statements were audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

Election of Directors

Provident has a board of directors consisting of eight members, of which, in accordance with the Unanimous Shareholders Agreement, six shall be elected on behalf of the Unitholders and two shall be appointed by the Manager.

The following table includes information about each of the Manager's appointees as a director, including the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Provident since the year he first became a director.

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Beneficially Owned or Controlled
Thomas W. Buchanan[1] Calgary, Alberta	Chief Executive Officer of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001. Prior thereto, President and Chief Executive Officer of Founders Energy Ltd. and Director of Hawk Oil Inc. from 1996 to October 1999.	2001	119,085
Randall J. Findlay[1] DeWinton, Alberta	President of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001 and director of TransAlta Power L.P. from October 2000 to the present. Prior thereto, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998, President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997, Executive Vice President of Novagas Clearinghouse.	2001	91,732

Note:
(1) Member of the Reserves Committee.

The persons listed in the following table will be nominated at the Meeting. Each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of persons named on the following table as directors of Provident. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Provident since the year he first became a director.

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Beneficially Owned or Controlled
G.D. Billing [(2), (3)] Chairman of the Board Calgary, Alberta	Chairman of the board of directors since March 6, 2001, and prior thereto, Senior Executive Officer of Founders Energy Ltd. from October 1999 to March 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998. Prior thereto, President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	2001	387,009
Bruce R. Libin [(1), (3)] Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 2000 to May 25, 2001.	2001	31,800
M.H. (Mike) Shaikh [(2), (3)] Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	2001	39,614
Byron J. Seaman [(1), (3)] Calgary, Alberta	Independent businessman and private investor.	2001	38,735
Jeffrey T. Smith [(2), (3)] Calgary, Alberta	Independent businessman and private investor. Prior to 1998, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration company.	2001	4,900
John B. Zaozirny [(2), (3)] Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having been first elected as a Member of the Alberta Legislature in 1979.	2001	7,983

Notes:

(1) Member of the Audit, Human Resources and Compensation Committee.
(2) Member of the Governance, Environmental, Health and Safety Committee.
(3) Member of the Reserves Committee.

Appointment of Auditors

The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing PricewaterhouseCoopers LLP as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders of the Trust. PricewaterhouseCoopers LLP were appointed the initial auditors of the Trust on January 25, 2001 pursuant to the terms of the Trust Indenture.

ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2001 and this Proxy Statement and Information Circular may be obtained from the Chief Executive Officer of Provident at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1.

APPROVAL AND CERTIFICATION

The contents and sending of this Proxy Statement and Information Circular have been approved by the board of directors of Provident on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 26th day of April, 2002.

PROVIDENT ENERGY TRUST
BY PROVIDENT ENERGY LTD.

(Signed) THOMAS W. BUCHANAN
Chief Executive Officer

(Signed) MARK N. WALKER
Chief Financial Officer

SCHEDULE "A" TO THE PROXY STATEMENT AND INFORMATION CIRCULAR

1. Approve Amendments to the Trust Indenture to Extend the Period of Time Allowed Between Distribution Record Dates and Distribution Payment Dates

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT Section 5.7 of the Trust Indenture be deleted and replaced with the following:

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.3 may be paid by the Trust on any date (the "Payment Date") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after and in the same calendar year as the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.

2. Approve Amendments to the Trust Unit Option Plan (the "Trust Option Plan") to Increase the Number of Units Reserved for Issuance under the Trust Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the Trust Unit Option Plan (the "Trust Option Plan") be amended to increase the number of Trust Units reserved for issuance under the Trust Option Plan to 3,600,000 Trust Units; and

(b) any director or officer of Provident be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

3. Authorize the Issuance of a Maximum of 1,800,000 Trust Units to the Manager in Lieu of Cash Payments for Certain Management Fees.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the issuance of a maximum of 1,800,000 Trust Units to the Manager in lieu of cash payments otherwise owing in respect of certain management fees which become payable to the Manager from time to time in accordance with the management agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager, substantially as described in the Proxy Statement and Information Circular of the Trust dated April 26, 2002, is hereby authorized and approved.

(b) any director or officer of Provident be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

SCHEDULE "B" TO THE PROXY STATEMENT AND INFORMATION CIRCULAR

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
1. The Board should explicitly assume responsibility for stewardship of the Trust, and specifically for:	Yes	General: The Board of Directors has the duty of managing the business and affairs of Provident and the Trust in accordance with the provisions of the Trust Indenture, Unanimous Shareholders Agreement and Management Agreement and other requirements of law including those applicable to the directors of a public corporation. In order to fulfill its mandate, the Board of Directors holds scheduled meetings once per fiscal quarter and additionally as required to consider specific issues. It is the responsibility of the Board of Directors to establish the general strategic direction of Provident and the Trust and to oversee the conduct of the business and affairs of Provident and the Trust. The Board of Directors approves the operating objectives through its processes of assessing the general strategic directions by establishing annual capital and operating budgets. Management is responsible for the conduct of the day to day operations of Provident and the Trust.
(a) Adoption of a strategic planning process	Yes	The Board of Directors receives, reviews, authorizes and monitors the ongoing business plan of Provident and the Trust. The Board of Directors remains committed to the strategic review and planning process and will continue to establish a number of corporate goals to be achieved.
(b) Identification of principal risks, and implementing risk-management systems	Yes	The Board considers all of the principal risks facing its operations and business at its regularly scheduled Board meetings and through its audit and other committees.
(c) Succession planning and monitoring senior management	Yes	The Board of Directors actively considers succession planning and monitoring senior management.
(d) communications policy	Yes	The Board of Directors authorizes all quarterly press releases and is responsible for authorizing all continuous disclosure documents and extraordinary disclosure documents such as prospectuses or takeover bid circulars. Management is responsible for normal course press releases, regulatory reporting and compliance and shareholder and market communications.
(e) integrity of internal control and management information systems	Yes	The Board of Directors directly and through the establishment of committees has established processes designed to confirm the integrity of internal control systems and management information systems. The Board of Directors receives an extensive package of information prepared for each meeting of the Board of Directors. The information provided at regularly scheduled quarterly meetings includes unaudited financial statements together with comparisons to budgeted results and production statistics.

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
2. Majority of directors should be "unrelated" (free from conflicting interest)	Yes	The Board of Directors currently consists of eight directors, two of whom are senior executives. The other directors are all other independent members of the Board of Directors.
3. Disclose for each director whether he or she is related, and how that conclusion was reached	Yes	Mr. Buchanan and Mr. Findlay are related as they are officers of Provident. For the remainder of the directors, none of them or their associates have (i) worked for Provident or the Trust; (ii) material contracts with Provident or the Trust; or (iii) a relationship with Provident or the Trust which could materially interfere with the director's ability to act with a view to the best interest of Provident or the Trust.
4. Appoint a Committee responsible for appointment/assessment of directors	Yes	The Governance, Human Resources and Compensation Committee is responsible for recommending to the Board, suitable candidates for nominees for election or appointment as directors of Provident and assessing the effectiveness of the Board, its committees and the contribution of individual directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors	Yes	At each quarterly meeting of the Governance, Human Resources and Compensation Committee, a formal checklist is reviewed to assess the effectiveness of the Board, its Committees and individual directors.
6. Provide orientation and education programs for new directors	In part	In the event a new director is recruited to serve as a member of the Board of Directors, Provident will provide extensive access to management and corporate materials in order to ensure the director understands Provident and the Trust and their affairs. However, Provident has not established a formal orientation program.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	Provident believes the Board of Directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that the size of the Board promotes effectiveness and efficiency.
8. Review the compensation of directors in light of risks and responsibilities	Yes	The Governance, Human Resources and Compensation Committee is responsible for making recommendations to the Board of Directors with respect to compensation related matters. It is difficult to compensate the directors fully for the risks and responsibilities they assume. Certain risks may be mitigated through Provident's insurance policy.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	Provident's committees are composed entirely of non-management unrelated directors with the exception of the Reserves Committee which is comprised of all of the members of the Board, the majority of whom are independent and non-related.
10. Appoint a Committee responsible for approach to corporate governance issues	Yes	The Governance, Human Resources and Compensation Committee is responsible for corporate governance issues.

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
11. The Board should develop position descriptions for the Board , the Chief Executive Officer and the President. The Board should approve or develop corporate objectives which the Chief Executive Officer and President are responsible for meeting	In part	The Board of Directors has not adopted a description of its responsibilities given the broad mandate and responsibilities of the Board of Directors in law and for determining the strategic direction of Provident and the Trust. The Board expects the Chief Executive Officer, President and senior management team to implement its initiatives and has worked closely with the management team to ensure that its objectives are met.
12. Establish procedures to enable the Board to function independently of management	In part	The Board establishes procedures which enable it to function independently of management as required. The Board of Directors has established special committees for specific purposes which are comprised of unrelated directors, with the exception of the Reserves Committee which is comprised of all of the members of the Board, the majority of whom are independent and non-related. Management representatives do not participate in any discussions of the Board of Directors where there may be a conflict of interest.
13. (a) Establish an Audit Committee with a specifically defined mandate	Yes	The Audit, Environmental, Health and Safety Committee is generally mandated to (i) monitor audit functions and the preparation of financial statements; (ii) review all prospectuses, material change reports and the annual information circular; and (iii) meet with the outside auditors independently of management.
(b) all members should be non-management directors	Yes	The present members are Byron J. Seaman, M.H. (Mike) Shaikh, and Bruce Libin, all of whom are non-management directors
14. Implement a system to enable individual directors to engage outside advisers, at the Trust's expense.	Yes	Individual directors can engage outside advisers as required or appropriate.

EXHIBIT 2.5

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Provident Energy Trust
900, 606 - 4th Avenue S.W.
Calgary, Alberta T2P 1T1

2. **Date Of Material Change:**

March 26, 2002

3. **Press Release:**

A press release disclosing the details outlined in this material change report was issued by Provident Energy Trust (the "Trust") on March 26, 2002 and disseminated through the facilities of Canadian Corporate Newswire.

4. **Summary Of Material Change:**

On March 26, 2002, the Trust announced that its wholly-owned subsidiary, Provident Energy Ltd. ("Provident") had entered into an agreement of purchase and sale in which Provident has agreed to purchase certain oil and gas properties (the "Acquired Properties") from the Canadian subsidiaries (collectively, the "Vendors") of a U.S. based exploration and production company.

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 3,000,000 trust units at $10.10 per trust unit and $60,000,000 aggregate principal amount of 10.5% convertible unsecured subordinated debentures, to a syndicate of underwriters.

5. **Full Description Of Material Change:**

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Vendors providing for the acquisition by Provident of the Acquired Properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. Provident has paid a $7.2 million deposit to the Vendors in connection with the proposed acquisition. The acquisition of the Acquired Properties is expected to close on May 1, 2002 but in any event no later than May 31, 2002, subject to satisfaction of the requirements under the Competition Act (Canada), certain rights of first refusal and other industry standard conditions.

Under the terms of the agreement of purchase and sale, revenues and expenses in respect of the Acquired Properties are to be adjusted as of and from January 1, 2002. A purchase price adjustment will be made if the actual production from the Acquired Properties for certain months up to and including May 2002 is above or below an agreed upon production threshold derived from an independent engineering evaluation of the Acquired Properties.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta. and are comprised of approximately 9.5 million barrels of oil equivalent ("boe" with gas converted to oil on a 6:1 basis) of established reserves and daily production of approximately 3,600 boe/d, consisting of approximately 1,450 bbls/d of light crude oil and natural gas liquids and 12.9 mcf/d of natural gas. The Acquired Properties consist of the following principal producing areas:

Acquired Properties	Oil & Liquids	Natural Gas	BOE
	Current Production Estimate		
	(bbls/d)	(mcf/d)	(boe/d)
Retlaw	920	5,000	1,753
Princess	-	3,700	617
Long Coulee	200	1,200	400
Craigmyle	-	2,000	333
Carmangay	190	500	273

The key attributes of this acquisition are as follows:

- The Acquired Properties consist primarily of high quality, operated, high interest, producing light oil and natural assets providing a strong operational fit with the assets acquired by Provident from Richland Petroleum Corporation in January 2002.
- On a proforma basis after closing, Provident's production will increase to approximately 20,600 boe/d comprised of 47% natural gas and natural gas liquids, 29% 15° API heavy oil and 24% light crude oil.
- The Acquired Properties contain total established reserves of approximately 40 bcf of natural gas and approximately 2.9 million barrels of crude oil and natural gas liquids or 9.5 million boe.
- The Acquired Properties have an established reserve life index (proved plus 50% probable) of 7.3 years and are comprised of approximately 60% natural gas and 40% medium oil.
- Proved producing reserves represent approximately 86% of total proved reserves and total proved reserves represent approximately 88% of the established reserves, based on an independent engineering evaluation of the Acquired Properties.
- Provident is planning a low risk optimization and exploitation program for the Acquired Properties during 2002. Based on a preliminary review of the Acquired Properties, Provident has identified several low cost recompletion, exploitation and possible infill drilling opportunities.
- The Acquired Properties also include 78,000 net acres of undeveloped land with excellent development or farmout potential.
- Based on the adjusted purchase price and net of undeveloped land values, the Acquired Properties were acquired at a cost of approximately $6.82 per established boe of reserves and $18,055 per daily boe of production.

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 3,000,000 trust units at $10.10 per trust unit and $60,000,000 aggregate principal amount of 10.5% convertible unsecured subordinated debentures, to a syndicate of underwriters led by Scotia Capital Inc. and including National Bank Financial Inc., BMO Nesbitt Burns Inc. CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc. Provident has also granted the underwriters an option to acquire up to $13.5 million aggregate principal amount of additional debentures and up to 1,336,000 additional trust units at the offering price (provided that the aggregate amount of the option shall not exceed $13.5 million) exercisable at any time not later than 48 hours prior to the closing of the offering.

A portion the net proceeds of the offering will be used by Provident to fund the acquisition of the Acquired Properties with the balance of the net proceeds to be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes. In the event the acquisition is not completed, the net proceeds of the offering will be used to repay a portion of the indebtedness of Provident under its credit facility, to fund future acquisitions and Provident's capital expenditure program and for general purposes.

Provident has also agreed to issue 100,000 trust units to a third party at arm's length to the Trust and Provident in consideration for services provided in connection with the acquisition of the Acquired Properties.

6. Reliance on Confidentiality Provision:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

For further information contact:

Thomas W. Buchanan, Chief Executive Officer
Provident Energy Ltd.
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Phone: (403) 296-2232
Fax: (403) 294-0111

9. Statement Of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED March 28, 2002 at Calgary, Alberta.

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*
Thomas W. Buchanan
Chief Executive Officer

EXHIBIT 2.6

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
UNDER SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
UNDER CLAUSE 84(1)B OF THE SECURITIES ACT (SASKATCHEWAN)
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
UNDER SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

1. **Reporting Issuer:**

   Provident Energy Trust
   900, 606 – 4th Street S.W.
   Calgary, Alberta T2P 1T1

2. **Date of Material Change:**

   August 12, 2002

3. **News Release:**

   A press release disclosing the nature and substance of the material change was issued on August 13, 2002 through the facilities of Canadian Corporate Newswire.

4. **Summary of Material Change:**

   Provident Energy Trust (the "Trust") and Meota Resources Corp. ("Meota") have entered into an agreement (the "Acquisition Agreement") dated August 12, 2002, pursuant to which the Trust or a direct or indirect subsidiary of the Trust has agreed to make an offer to purchase all of the issued and outstanding common shares of Meota (the "Meota Shares").

5. **Full Description of Material Change:**

   On August 12, 2002, the Trust and Meota entered into the Acquisition Agreement, pursuant to which the Trust or a direct or indirect subsidiary of the Trust agreed to make an offer (the "Offer") to purchase all of the issued and outstanding Meota Shares, including all Meota Shares which may be issued upon the exercise of options to purchase Meota Shares, on the basis of, at the election of each holder of Meota Shares: (i) $4.60 in cash per Meota Share; (ii) 0.415 of a trust unit ("Trust Unit") of the Trust; (iii) 0.415 of an exchangeable share ("Exchangeable Share") of Provident Acquisitions Inc. (the "Offeror"); or (iv) a combination thereof. The terms of the Offer limit the aggregate amount of cash payable under the Offer to $27,821,568 (plus an additional cash amount equal to $0.50 for each Meota Share issued upon exercise of an option to acquire a Meota Share prior to the take-up-date) and limit the aggregate number of Exchangeable Shares issuable under the Offer to 6,000,000. The Offer is subject to certain conditions including, among other things, that at least 66q% of the outstanding Meota Shares (calculated on a fully diluted basis) have been validly deposited under the Offer and not withdrawn prior to the expiry time of the Offer and at the time the Trust first takes up Meota Shares under the Offer.

   The Trust has also entered into lock-up agreements with certain shareholders of Meota who in aggregate hold 28,380,730 Meota Shares pursuant to which such shareholders have agreed to tender their Meota Shares to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. The 28,380,730 Meota Shares owned by such shareholders represent approximately 51% of the total number of Meota Shares issued and outstanding as of August 12, 2002.

Meota's board of directors has determined unanimously that the Offer is fair to the Meota shareholders, is in the best interests of Meota and the Meota shareholders and will recommend that shareholders of Meota accept the Offer. The board of directors of Meota has received a verbal opinion from its financial advisor that the Offer is fair, from a financial point of view, to the Meota shareholders. The Meota board of directors has represented that its financial advisor will provide a written fairness opinion to such effect to be included in the Meota directors' circular relating to the Offer.

Meota is a Calgary based oil and gas exploration and production company whose common shares trade on the Toronto Stock Exchange. Meota produced 10,738 barrels of oil equivalent per day (natural gas converted at 6:1) ("boe") in the first three months of 2002, comprised of approximately 43 mmcf per day of natural gas and 3,560 barrels per day of light crude oil and natural gas liquids. Meota currently produces approximately 11,400 boed. As of August 12, 2002, there were 55,643,126 Meota Shares outstanding and an additional 2,512,500 Meota Shares reserved for issuance pursuant to outstanding options.

Under the Acquisition Agreement, Meota has agreed that neither itself nor its representatives shall solicit, initiate or knowingly encourage the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the consolidation of the operations of the Trust and Meota, including any proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Meota or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Meota whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Meota, tender offer or exchange offer or similar transaction involving Meota (a "Take-over Proposal") or participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any entity, other than the Trust; provided, however, that the foregoing in no way restricts or limits the board of directors of Meota from responding as required by law or pursuant to their fiduciary duties to any unsolicited written submission or proposal regarding a financially more favourable proposed transaction. Neither Meota nor its board of directors may make any disclosure or provide any information in accordance with the foregoing unless Meota shall have notified the Trust of that occurrence, required the party making the written offer to execute a confidentiality agreement in favour of Meota on terms and conditions no more favourable to such other party than those contained in the confidentiality agreement dated July 26, 2002 between the Trust and Meota (as it may be amended from time to time), and unless Meota shall have concurrently provided copies of the same information or made the same disclosure to the Trust. Additionally, Meota has agreed to notify the Trust within 24 hours of the receipt of any communication, whether oral or written, from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

Meota has covenanted that:

(a) in circumstances where the Deemed Unit Price (as defined in the Acquisition Agreement) is greater than $10.00 as at the date immediately prior to the date of receipt by Meota of a bona fide Take-over Proposal which is determined to be a superior take-over proposal by Meota's board of directors, with regard to certain factors set forth in the Acquisition

Agreement, (a "Superior Take-over Proposal") it will within 24 hours following receipt of any Take-over Proposal, advise the Trust orally and in writing that a Take-over Proposal has been made to the board of directors of Meota or Meota (which notice in writing must identify the party proposing such transaction and the terms and conditions thereof). Meota has also agreed to give the Trust at least 48 hours advance notice of any action to be taken by the board of directors of Meota to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. The notice shall provide to the Trust the right during such 48 hours to advise the board of directors of Meota that the Trust will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the holders of Meota Shares shall receive a value per Meota Share equal to or having a value greater than the value per Meota Share provided in the Superior Take-over Proposal. If the Trust so advises the board of directors of Meota prior to the expiry of such 48 hour period, the board of directors of Meota shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation; and

(b) in circumstances where the Deemed Unit Price is less than $10.00 as at the date immediately prior to the date of receipt by Meota of such Superior Take-over Proposal, Meota will give the Trust notice that it has received a Superior Take-over Proposal 24 hours prior to entering into an agreement to implement the Superior Take-over Proposal.

Meota has also agreed that it will immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Trust) with respect to any actual or potential Take-over Proposal. Meota has agreed not to release any third party from any confidentiality or standstill agreement to which Meota and such third party are a party except for any standstill obligation in connection with a superior take-over proposal by such third party.

As part of the Acquisition Agreement, Meota has agreed to pay to the Trust a non-completion fee in the amount of $8 million in certain circumstances.

The Acquisition Agreement also contains customary representations and warranties on behalf of each party to the other party. In addition, Meota has covenanted to conduct its business in the usual and ordinary course consistent with past practice.

6. **Reliance on Confidentiality Provision:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officer:**

Thomas W. Buchanan, Chief Executive Officer
Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Phone: (403) 296-2232
Fax: (403) 294-0111

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED August 21, 2002, at the City of Calgary, in the Province of Alberta.

PROVIDENT ENERGY TRUST, by
Provident Energy Ltd.

By: *"Mark Walker"*
Mark Walker
Vice President, Finance
and Chief Financial Officer